Form 10KSB, Exhibit 13
period 1999-06-30
FIRST CAPITAL INC
filed 1999-09-17
CIK 1070296

                                                                      EXHIBIT 13

--------------------------------------------------------------------------------

                              FIRST CAPITAL, INC.

--------------------------------------------------------------------------------


                               TABLE OF CONTENTS

                                                                          Page
Letter to Stockholders.................................................      2
Selected Financial and Other Data......................................    3-4
Management's Discussion and Analysis of Financial Condition and
  Results of Operations................................................   5-12
Independent Auditor's Report...........................................     13
Consolidated Financial Statements......................................  14-17
Notes to Consolidated Financial Statements.............................  18-37
Board of Directors.....................................................     38
Corporate Information..................................................  39-40

                            BUSINESS OF THE COMPANY

     First Capital, Inc. (the Company) is the holding company of First Federal Bank, a Federal Savings Bank (the Bank). The Company became the holding company for the Bank on December 31, 1999 in connection with the conversion of the Bank's former mutual holding company, First Capital, Inc., MHC (the MHC) from the mutual to stock form of organization and the simultaneous reorganization of the Bank as a wholly-owned subsidiary of the Company (the Conversion and Reorganization).

     The Bank's deposit accounts are insured up to applicable legal limits by the Federal Deposit Insurance Corporation through the Savings Association Insurance Fund. The Bank is a member of the Federal Home Loan Bank System. The Bank conducts its operations through its three offices in Harrison County, Indiana. The Bank's main office is located at 220 Federal Drive, N.W., Corydon, Indiana. The telephone number is (812) 738-2198.

     The Bank is a community-oriented financial institution offering traditional financial services primarily to residents of Harrison County, Indiana, and contiguous counties. The Bank's primary business is attracting deposits from the general public and using those funds to originate one-to-four family residential mortgage loans. The Bank also originates multi-family and commercial real estate loans secured by properties located in southern Indiana. To a lesser extent, the Bank originates commercial and consumer loans.

                              FIRST CAPITAL, INC.
                            220 Federal Drive, N.W.
                            Corydon, Indiana  47112



September 23, 1999

Fellow shareholders of First Capital, Inc.

By any measure, this past year was exciting and rewarding for First Capital, Inc. The most obvious measurement of our success was our ability to exceed our financial objectives established at the beginning of our fiscal year. On December 31, 1998, we completed a conversion from the mutual holding company to the stock holding company form of organization and issued common stock in a subscription offering which provided us with additional capital to support our growth and the expansion of our banking services. From a strategic point of view, a more important accomplishment was the announcement of the proposed merger of First Capital, Inc. and HCB Bancorp of Palmyra, Indiana. We feel this merger of equals, which we anticipate completing in early 2000, will enhance the long-term performance of the Company.

Solid Earnings. Net income before taxes increased during the 1999 fiscal year to $1.6 million from $1.5 million in 1998. Income after taxes rose by approximately 4.6%. Fully diluted earnings per share increased to 77 cents per share, a gain of 3 cents per share.

Outstanding Growth. First Capital, Inc. achieved asset growth of over 30% during the past year. Net loans and securities grew during the year by over $30 million, deposits by almost $15 million and stockholders' equity by approximately $7 million.

High Asset Quality. One of the most important aspects of a successful bank is maintaining high-quality assets. As of June 30, 1999, First Capital, Inc. had no non-performing assets. Clearly this level of non-performing assets cannot last forever, particularly if economic conditions decline or weaken. However, we believe we have policies and procedures in place designed to help maintain delinquencies and loan losses to a minimum.

Local Advantage. As many large banks continue to buy and sell each other, we have directed our efforts to expansion in our local market. The opening of our new banking center in New Salisbury brings local banking back to that area. Also, the proposed merger with HCB Bancorp will help consolidate these efforts. The two banks currently have nine offices located within 25 miles of each other. We believe the shareholders, customers and employees of both organizations will benefit from this new partnership.

A Promising Outlook. The past year provided moderate levels of inflation, nearly full employment and soaring consumer confidence. However, many economists are viewing the coming year with caution. The Federal Reserve has already responded to threats of inflation by raising interest rates. We believe First Capital is in a strong position to withstand higher interest rates and increases in unemployment should they occur.

On behalf of the Board of Directors and our entire staff, thank you for your trust and confidence in our efforts. We will strive to earn your continued support.

Sincerely,


J. Gordon Pendleton
Chairman and CEO

--------------------------------------------------------------------------------

                      SELECTED FINANCIAL AND OTHER DATA

--------------------------------------------------------------------------------

  The financial data presented below is qualified in its entirety by the more detailed financial data appearing elsewhere herein, including the Bank's audited financial statements. The following tables set forth certain information concerning the financial position and results of operations of the Bank at the dates indicated.

FINANCIAL CONDITION DATA:                                                        At June 30,
                                                        -----------------------------------------------------------
                                                            1999           1998        1997       1996      1995
                                                        --------------  ----------  ----------  --------  ---------
                                                                                        (In thousands)
Total assets                                                  $122,698     $93,958     $89,372   $81,317    $72,989
Loans receivable, net                                           83,887      74,887      69,909    63,365     59,174
Mortgage-backed securities, held to maturity                       767       1,473       2,045     2,547      3,023
Other debt securities, held to maturity                          8,480       1,580       4,023     5,267      4,403
Securities available for sale                                   20,205       4,849       3,684     2,135        603
Cash and interest bearing deposits (1)                           2,611       6,135       5,039     5,385      3,485
Deposits                                                        92,014      77,462      70,756    68,232     61,722
Advances from Federal Home Loan Bank                            12,250       5,250       8,250     3,750      2,750
Stockholders' equity, substantially restricted                  17,340      10,341       9,493     8,805      8,087

OPERATING DATA:                                                                Year Ended June 30,
                                                        -----------------------------------------------------------
                                                             1999          1998        1997       1996      1995
                                                        --------------  ----------  ----------  --------  ---------
                                                                                        (In thousands)

Interest income                                               $  7,799     $ 6,860     $ 6,500   $ 5,997    $ 5,637
Interest expense                                                 4,435       4,112       3,885     3,605      3,176
                                                        -----------------------------------------------------------
Net interest income                                              3,364       2,748       2,615     2,392      2,461
Provision for loan losses                                           44           -           -         -         17
                                                        -----------------------------------------------------------
Net interest income after provision
   for loan losses                                               3,320       2,748       2,615     2,392      2,444

Non-interest income (2)                                            301         411         176       159        125
Non-interest expense (3)                                         1,987       1,612       1,854     1,200      1,140
                                                        -----------------------------------------------------------


Income before income taxes                                       1,634       1,547         937     1,351      1,429

Income tax expense                                                 632         589         131       501        526
                                                        -----------------------------------------------------------


   NET INCOME                                                 $  1,002     $   958     $   806   $   850    $   903
                                                        ===========================================================
PER SHARE DATA:
Net income - basic                                            $   0.78     $  0.74     $  0.63   $  0.66    $  0.71
Net income - diluted                                              0.77        0.74        0.62      0.65       0.70
Dividends to minority stockholders prior to conversion            0.14        0.27        0.27      0.27       0.27
Dividends following conversion                                    0.15         N/A         N/A       N/A        N/A

--------------------------------------------------------------------------------

(1)  Includes interest bearing deposits in other depository institutions.

(2) Includes one-time gain on sale of old main office building of $169,000 in 1998.

(3) Includes one-time SAIF insurance assessment of $403,000 in 1997.

--------------------------------------------------------------------------------
                SELECTED FINANCIAL AND OTHER DATA  - CONTINUED
--------------------------------------------------------------------------------

                                                                                At June 30,
                                                            -------------------------------------------------
                                                              1999        1998       1997     1996      1995
                                                            --------     ------     ------   ------    ------
SELECTED OTHER DATA:
Number of:
  Mortgage loans outstanding                                   1,270      1,242      1,270    1,229      1241
  Deposit accounts                                             8,688      7,783      7,181    6,744      6968
  Offices                                                          3          2          2        1         1

                                                                           At and For Year Ended June 30,
                                                            -------------------------------------------------
                                                              1999        1998       1997     1996      1995
                                                            --------     ------     ------   ------    ------
SELECTED FINANCIAL RATIOS:

Performance Ratios:
Return on assets (1)                                            0.95%      1.08%      0.96%    1.10%      1.25%
Return on average equity (2)                                    6.56%      9.56%      8.81%   10.00%     11.64%
Dividend payout ratio (3)                                      40.85%     36.74%     43.77%   41.19%     38.78%
Average equity to average assets                               14.48%     11.30%     10.94%   11.02%     10.72%
Interest rate spread (4)                                        2.71%      2.72%      2.70%    2.59%      2.97%
Net interest margin (5)                                         3.37%      3.27%      3.27%    3.22%      3.51%
Non-interest expense to average assets                          1.89%      1.82%      2.22%    1.56%      1.58%
Average interest earning assets to
   average interest bearing liabilities                       114.84%    111.29%    111.74%  113.10%    111.91%

Regulatory Capital Ratios:
Tier I - adjusted total assets                                 14.09%     11.01%     10.62%   10.83%     11.09%
Tier I - risk based                                            26.08%     18.33%     17.74%   19.55%     17.49%
Total risk-based                                               26.81%     19.15%     18.60%   20.71%     18.65%

Asset Quality Ratios:
Nonperforming loans as a percent of
   loans receivable, net (6)                                       -       0.17%      0.29%    0.16%      0.21%
Nonperforming assets as a
   percent of total assets (7)                                     -       0.14%      0.28%    0.12%      0.25%
Allowance for loan losses as a percent
   of gross loans receivable                                    0.54%      0.67%      0.71%    0.79%      0.88%
Net charge-offs as a percent of
   average outstanding loans                                    0.10%         -          -     0.02%      0.04%
Ratio of nonperforming assets to
   total assets                                                    -       0.35%      0.14%    0.31%      0.14%

--------------------------------------------------------------------------------
(1)  Net income divided by average assets.
(2)  Net income divided by average equity.
(3) Dividend payout ratio is computed considering only the minority shareholders' proportionate share of net income prior to conversion. Prior to conversion on December 31, 1998, the majority shareholder, First Capital, Inc., M.H.C., with the approval of the OTS, elected to waive the receipt of dividends.
(4) Difference between weighted average yield on interest-earning assets and weighted average cost of interest-bearing liabilities.
(5)  Net interest income as a percentage of average interest-earning assets.
(6) Nonperforming loans consist of loans accounted for on a nonaccrual basis and accruing loans 90 days or more past due.
(7) Nonperforming assets consist of nonperforming loans and real estate acquired in settlement of loans, but exclude restructured loans.

--------------------------------------------------------------------------------
          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

General

First Capital, Inc. (the Company) is the parent to its wholly owned subsidiary, First Federal Bank, a Federal Savings Bank (the Bank), a community-oriented financial institution offering traditional financial services primarily to residents of Harrison County, Indiana, and contiguous counties. The Company has no other material income other than that generated by the Bank. The Bank's primary business is attracting deposits from the general public and using those funds to originate one-to-four family residential mortgage loans. The Bank's lending activity also includes multi-family residential loans, commercial real estate and business loans and consumer loans. The Bank invests excess liquidity primarily in interest bearing deposits with the Federal Home Loan Bank of Indianapolis, U.S. government and agency securities, local municipal obligations and, to a lesser extent, mortgage-backed securities.

Management's discussion and analysis of financial condition and results of operations is intended to assist in understanding the financial condition and results of operations of the Company and the Bank. The information contained in this section should be read in conjunction with the consolidated financial statements and the accompanying notes to consolidated financial statements included elsewhere in this report.

Operating Strategy

The Bank's results of operations depend primarily on net interest income, which is the difference between the income earned on its interest-earning assets, such as loans and investments, and the cost of its interest-bearing liabilities, consisting of deposits and, if utilized, borrowings from the Federal Home Loan Bank of Indianapolis. The Bank's net income is also affected by, among other things, fee income, provisions for loan losses, operating expenses and income tax provisions. The Bank's results of operations are also significantly affected by general economic and competitive conditions, particularly changes in market interest rates, government legislation and policies concerning monetary and fiscal affairs, housing and financial institutions and the intended actions of the regulatory authorities.

The Bank's current business strategy is to operate as a well capitalized, locally owned community bank. This strategy has been implemented in recent years by controlling growth, emphasizing the origination of residential mortgage loans in the Bank's primary market area, improving asset quality, controlling operating expenses, and expanding customer services.

Safe Harbor Statement for Forward Looking Statements

This report may contain forward-looking statements within the meaning of the federal securities laws. These statements are not historical facts, rather statements based on the Company's current expectations regarding its business strategies and their intended results and its future performance. Forward-looking statements are preceded by terms such as "expects," "believes," "anticipates," "intends" and similar expressions.

Forward-looking statements are not guarantees of future performance. Numerous risks and uncertainties could cause or contribute to the Company's actual results, performance and achievements to be materially different from those expressed or implied by the forward-looking statements. Factors that may cause or contribute to these differences include, without limitation, general economic conditions, including changes in market interest rates and changes in monetary and fiscal policies of the federal government; legislative and regulatory changes; the Company's ability to remedy any computer malfunctions that may result from the advent of the Year 2000; and other factors disclosed periodically in the Company's filings with the Securities and Exchange Commission.

Because of the risks and uncertainties inherent in forward-looking statements, readers are cautioned not to place undue reliance on them, whether included in this report or made elsewhere from time to time by the Company or on its behalf. The Company assumes no obligation to update any forward-looking statements.

Pending Merger

On July 19, 1999, the Company entered into an agreement and plan of merger with HCB Bancorp (HCB), a bank holding company located in Palmyra, Indiana. HCB is the parent company of Harrison County Bank, a state-chartered commercial bank. Terms of the agreement provide for an exchange of 15.5 shares of the Company's common stock for each share of HCB common stock. At June 30, 1999, HCB had total assets of $88.1 million and stockholders' equity of $12.1 million. The combined company will have the leading market share in Harrison County, Indiana, as measured by total deposits. Management believes that the combined company will be an effective competitor in its market area and will be well positioned to offer superior community banking services. The merger is subject to regulatory and stockholder approvals. See the accompanying notes to consolidated financial statements for additional information.

Conversion and Stock Offering

On December 31, 1998, the MHC and Bank completed a conversion and stock offering whereby the MHC was merged with and into the Bank with the Bank becoming a wholly-owned subsidiary of the Company which offered common stock to certain current and former depositor and borrower customers of the Bank in a subscription offering. The Company issued 768,551 shares of common stock for gross proceeds of $7,685,510 as a result of the offering. Total expenses in connection with the conversion and offering amounted to $449,382 and were charged against the proceeds from the offering.

The Company also issued 523,057 common shares in exchange for the 204,015 common shares held by the public stockholders of the Bank pursuant to an exchange ratio resulting in the public stockholders of the Bank owning in the aggregate approximately 40.5% of First Capital, Inc. after the conversion and offering. The conversion was accounted for as a pooling of interests and accordingly, the June 30, 1998 balance sheet has been restated.

In connection with the conversion, the Bank has established a leveraged employee stock ownership plan (ESOP) which acquired 8% of the common stock issued in the offering (61,501 common shares) funded by a term loan from the Company. The Bank will make annual contributions to the ESOP equal to the debt service requirements of the term loan. The ESOP shares are pledged as collateral for the loan and as the debt is repaid shares are released from collateral and allocated to participants. The ESOP shares pledged as collateral are reported as unearned ESOP shares in the balance sheet and the Company reports compensation cost equal to the current fair value of the ESOP shares released from collateral. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings; dividends on unallocated ESOP shares are not considered dividends for financial reporting purposes.

Comparison of Financial Condition at June 30, 1999 and 1998

Total assets increased 30.6% from $94.0 million at June 30, 1998 to $122.7 million at June 30, 1999, primarily as a result of increases in investment securities and loans receivable, net, which was funded primarily by the net proceeds from the issuance of common stock in the conversion, growth in deposits and an increase in advances from the Federal Home Loan Bank of Indianapolis.

Loans receivable, net, were $83.9 million at June 30, 1999, compared to $74.9 million at June 30, 1998, a 12.0% increase. The loan growth is attributable to a 16.7% growth in residential mortgage loans (includes residential construction loans). Residential mortgage loans were $61.6 million at June 30, 1998, compared to $71.9 million at June 30, 1999.

The investment in mortgage-backed securities held-to-maturity decreased from $1.5 million at June 30, 1998 to $767,000 at June 30, 1999 as a result of repayments of $702,000.

Other debt securities held to maturity, consisting of federal agency notes and bonds, increased from $1.6 million at June 30, 1998 to $8.5 million at June 30, 1999. During the year ended June 30, 1999, the Company purchased other debt securities of $8.5 million and had maturities of other debt securities with a carrying value of $1.6 million.

Securities available for sale, consisting primarily of federal agency mortgage-backed certificates, notes and bonds, increased $15.4 million from $4.8 million at June 30, 1998 to $20.2 million at June 30, 1999 as a result of purchases of $22.6 million and maturities and repayments of $6.5 million.

Cash and interest bearing deposits with banks decreased from $6.1 million at June 30, 1998 to $2.6 million at June 30, 1999 as a result of the investment in loans and investment securities.

Total deposits increased from $77.5 million at June 30, 1998 to $92.0 million at June 30, 1999. The increase in deposits resulted primarily from growth in demand and savings deposit accounts, which management attributes primarily to its promotional efforts to attract lower cost accounts.

Total stockholders' equity increased from $10.3 million at June 30, 1998 to $17.3 million at June 30, 1999 as a result of retained net income of $746,000 and net proceeds from issuance of common stock of $6.6 million.

Comparison of Operating Results for the Years Ended June 30, 1999 and 1998

Net Income. Net income was $1.0 million ($.77 per share diluted) for the year ended June 30, 1999 compared to $958,000 ($.73 per share diluted) for the year ended June 30, 1998. The results for 1998 included a one-time gain of $105,000, net of tax, associated with the sale of the Bank's old main office property. Excluding this one-time gain, net income increased $148,000 for 1999 compared to 1998 primarily from an increase in net interest income offset by an increase in non-interest expenses.

Net Interest Income. Net interest income increased 22.4% from $2.7 million in 1998 to $3.4 million in 1999 as a result of the increase in interest-earning assets during 1999 and a decrease in the average cost of funds in 1999 compared to the same period in 1998.

Total interest income increased $938,000, or 13.7%, to $7.8 million for the year ended June 30, 1999 compared to $6.9 million in the prior year as a result of a higher balance of interest-earning assets. Interest on loans receivable increased $286,000 and interest on investment securities increased $646,000 as a result of a higher average balance in 1999. The average yield on interest-earnings assets decreased from 8.16% in 1998 to 7.82% in 1999 primarily because of lower market rates.

Total interest expense increased $323,000, or 7.8%, to $4.4 million for the year ended June 30, 1999 compared to $4.1 million for the year ended June 30, 1998 as a result of the growth in deposits and an increase in average borrowings from the Federal Home Loan Bank. Both the average cost of deposits and borrowings decreased during 1999 compared to 1998 as the average cost of interest bearing liabilities decreased from 5.44% in 1998 to 5.11% in 1999. The decrease in the average cost of deposits results from the growth in lower cost checking and savings accounts.

Provision for Loan Losses. The provision for loan losses was $44,000 for the year ending June 30, 1999. There was no provision for loan losses for the comparable period in 1998 because the allowance for loan losses was considered adequate based upon management's evaluation. Provisions for loan losses are charges to earnings to maintain the total allowance for loan losses at a level considered reasonable by management to provide for probable known and inherent loan losses based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specified impaired loans, and economic conditions. The Bank made provisions of $44,000 for the year ended June 30, 1999 to increase the allowance for loan losses to an amount considered reasonable by management based on quarterly evaluations. The Bank made provisions for loan losses in 1999 due to an increase in commercial business and unsecured personal loans, which possess a higher inherent risk of loss than one-to-four family residential mortgage loans, and the net charge-offs of $78,000 during the year. Although management uses the best information available, future adjustments to the allowance may be necessary due to changes in economic, operating, regulatory and other conditions that may be beyond the Bank's control. While the Bank maintains its allowance for loan losses at a level which it considers adequate to provide for estimated losses, there can be no assurance that further additions will not be made to the allowance for loan losses and that actual losses will not exceed the estimated amounts.

Non-interest income. Non-interest income decreased 26.7% to $301,000 for the year ended June 30, 1999 compared to $411,000 for the year ended June 30, 1998. The decrease is primarily the result of a one-time gain of $169,000 in 1998 from the sale of the Bank's old main office property. Service charges on deposit accounts increased $47,000 for 1999 compared to 1998 due to the growth in transaction accounts during 1999.

Non-interest expense. Non-interest expense increased $376,000 for 1999 compared to 1998. The increase results primarily from increases in compensation and benefits and occupancy and equipment expenses. Compensation and benefits expense increased $174,000 due to normal compensation increases and additional staff in the loan department in 1999. Occupancy and equipment costs have increased in 1999 compared to 1998 as a result of increased depreciation charges on the new main office facility and equipment and expenses related to the Year 2000 issue. The Bank also experienced higher costs due to the opening of a new branch office in New Salisbury, Indiana in March 1999. The Bank had been operating a temporary facility in New Salisbury since November 1998.

Income tax expense. Income tax expense for the year ended June 30, 1999 was $632,000, compared to $589,000 for the same period in 1998. The effective tax rate for 1999 was 38.7% compared to 38.1% for 1998.

Liquidity and Capital Resources

The Bank's primary sources of funds are deposits and proceeds from loan repayments and prepayments, and from the sale and maturity of securities. The Bank may also borrow from the Federal Home Loan Bank of Indianapolis. While loan repayments and maturities and sales of securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by market interest rates, general economic conditions and competition. At June 30, 1999, the Bank had cash and interest-bearing deposits with banks of $2.6 million and securities available for sale with a fair value of $20.2 million. If the Bank requires funds beyond its ability to generate them internally, it has additional borrowing capacity with the FHLB of Indianapolis and collateral eligible for repurchase agreements.

The Bank's primary investing activity is the origination of one-to-four family mortgage loans and, to a lesser extent, consumer, multi-family, commercial real estate and residential construction loans. The Bank also invests in U.S. government and agency securities and mortgage-backed securities issued by U.S. government agencies.

The Bank must maintain an adequate level of liquidity to ensure the availability of sufficient funds to support loan growth and deposit withdrawals, to satisfy financial commitments and to take advantage of investment opportunities. At June 30, 1999, the Bank had total commitments to extend credit of $10.4 million. See
Note 13 of Notes to Consolidated Financial Statements. At June 30, 1999, the Bank had certificates of deposit scheduled to mature within one year of $21.4 million. Historically, the Bank has been able to retain a significant amount of its deposits as they mature.

Current Office of Thrift Supervision (OTS) regulations require the Bank to maintain an average daily balance of liquid assets (cash and eligible investments) equal to at least 4.0% of the average daily balance of its net withdrawable deposits and short-term borrowings. Historically, the Bank has maintained liquidity levels in excess of regulatory requirements. At June 30, 1999, the Bank's liquidity was 9.5%.

The Bank is required to maintain specific amounts of capital pursuant to OTS requirements. As of June 30, 1999, the Bank was in compliance with all regulatory capital requirements which were effective as of such date with tangible, core and risk-based capital ratios of 12.1%, 12.1% and 23.2%, respectively.

Effect of Inflation and Changing Prices

The financial statements and related financial data presented herein have been prepared in accordance with generally accepted accounting principles, which generally require the measurement of financial position and operating results in terms of historical dollars, without considering the changes in relative purchasing power of money over time due to inflation. The primary impact of inflation is reflected in the increased cost of the Bank's operations. Unlike most industrial companies, virtually all the assets and liabilities of the financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on the financial institutions performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Market Risk Analysis

     Qualitative Aspects of Market Risk. The Bank's principal financial objective is to achieve long-term profitability while reducing its exposure to fluctuating market interest rates. The Bank has sought to reduce the exposure of its earnings to changes in market interest rates by attempting to manage the mismatch between asset and liability maturities and interest rates. In order to reduce the exposure to interest rate fluctuations, the Bank has developed strategies to manage its liquidity, shorten its effective maturities of certain interest-earning assets and decrease the interest rate sensitivity of its asset base. Management has sought to decrease the average maturity of its assets by emphasizing the origination of short-term commercial and consumer loans, all of which are retained by the Bank for its portfolio. The Bank relies on retail deposits as its primary source of funds. Management believes retail deposits, compared to brokered deposits, reduce the effects of interest rate fluctuations because they generally represent a more stable source of funds.

     Quantitative Aspects of Market Risk. The Bank does not maintain a trading account for any class of financial instrument nor does the Bank engage in hedging activities or purchase high-risk derivative instruments. Furthermore, the Bank is not subject to foreign currency exchange rate risk or commodity price risk.

     The Bank uses interest rate sensitivity analysis to measure its interest rate risk by computing changes in NPV(net portfolio value) of its cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. NPV represents the market value of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items. This analysis assesses the risk of loss in market risk sensitive instruments in the event of a sudden and sustained 100 to 300 basis point increase or decrease in market interest rates with no effect given to any steps that management might take to counter the effect of that interest rate movement. Using data compiled by the OTS, the Bank receives a report which measures interest rate risk by modeling the change in NPV (net portfolio value) over a variety of interest rate scenarios. This procedure for measuring interest rate risk was developed by the OTS to replace the "gap" analysis (the difference between interest-earning assets and interest-bearing liabilities that mature or reprice within a specific time period).

  The following table is provided by the OTS and sets forth the change in the Bank's NPV at June 30, 1999, based on OTS assumptions, that would occur in the event of an immediate change in interest rates, with no effect given to any steps that management might take to counteract that change.

                                         At June 30, 1999
                     --------------------------------------------------------
                     Net Portfolio Value               Net Portfolio Value as a
                  ---------------------------
        Change    Dollar      Dollar     Percent       Percent of Present Value of Assets
      In Rates    Amount      Change     Change         NPV Ratio          Change
      --------    ------      ------     ------         ---------          ------
        300bp     $11,496    $(7,274)       (38)%         10.09%           (491)bp
        200bp      14,271     (4,699)       (25)          11.94            (306)bp
        100bp      16,796     (2,174)       (11)          13.64            (136)bp
         --bp      18,970          -          -           15.00               --bp
      (100)bp      20,595       1625          9           15.93               93bp
      (200)bp      22,250      3,280         17           16.83              183bp
      (300)bp      24,329      5,359         28           17.94              294bp

  The above table indicates that in the event of a sudden and sustained increase in prevailing market interest rates, the Bank's NPV would be expected to decrease, and that in the event of a sudden and sustained decrease in prevailing market interest rates, the Bank's NPV would be expected to increase.

  Certain assumptions utilized by the OTS in assessing the interest rate risk of savings associations within its region were utilized in preparing the preceding table. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates, and the market values of certain assets under differing interest rate scenarios, among others.

  As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate mortgage loans, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, expected rates of prepayments on loans and early withdrawals from certificates could deviate significantly from those assumed in calculating the table.

Year 2000 Issues

The Bank is a user of computers, computer software, and equipment utilizing embedded microcontrollers that will be affected by the Year 2000 ("Y2K") issue. The Y2K issue exists because many computer systems and applications use two-digit date fields to designate a year. As the century date change occurs, date sensitive systems may incorrectly recognize the year 2000. This inability to recognize or properly treat the Y2K issue may cause systems to process financial and operational information incorrectly. The Y2K issue presents several potential risks to the Bank:

1. The banking transactions of the Bank's customers are processed by one or more computer systems provided by a third-party service bureau. The failure of one or more of those systems to function as a result of the Y2K date change could result in the Bank's inability to properly process customer transactions. If that were to occur, the Bank could lose customers to other financial institutions, resulting in a loss of revenue.

2. A number of the Bank's borrowers utilize computers and computer software to varying degrees in conjunction with the operation of their businesses. The customers and suppliers of those businesses may utilize computers as well. Should the Bank's borrowers, or the businesses on which they depend, experience Y2K related computer problems, such borrowers' cash flow could be disrupted, adversely effecting their ability to repay their loans with the Bank.

3. Concern on the part of certain depositors that the Y2K related problems could impair access to their deposit account balances following the Y2K date change could result in the Bank experiencing a deposit outflow prior to December 31, 1999.

4. The Bank contracts with several outside third parties for certain of its data processing and account servicing functions. Should the systems of one or more of those third parties fail to function properly after December 31, 1999, the Bank could be adversely affected.

5. Should the Y2K related problems occur which cause any of the Bank's systems, or the systems of the third-party service bureau upon which the Bank depends, to become inoperative, increased personnel costs could be incurred if additional staff is required to perform functions that the inoperative systems would have otherwise performed.

6. Certain utility services, such as electrical power and telecommunication services, could be disrupted if those services experience Y2K related problems. The Bank's Y2K contingency plan will address such possible situations.

Management believes it is not possible to estimate the potential lost revenue due to the Y2K issue, as the extent and longevity of such potential problems cannot be predicted. The Bank adopted a Y2K Action Plan in November 1998 to assess all systems to insure that they will function properly in the Y2K. This process involves separate phases which include: awareness, assessment, renovation, validation, and implementation.

During 1997, the Bank completed the systems assessment phase, identifying each internal system that could potentially be affected by the Y2K issue. Those systems include the Bank's in-house microcomputer systems and third-party service bureau as well as equipment such as the alarm system, vault locks, telephone system, etc., that may contain embedded microprocessors. For each such system, an action plan was created to set forth the process for determining whether or not the system is Y2K compliant. Those determinations involved obtaining Y2K compliant certifications from vendors wherever possible, and by the Bank conducting its own validation testing.

The Bank has identified major commercial borrowers to assess their Y2K readiness and has requested information from those borrowers. As of June 30, 1999, the Bank has received responses and evaluated those borrowers. All major commercial borrowers identified have indicated that their Y2K preparedness is on schedule or has been completed. Information necessary to assess Y2K readiness of new commercial borrowers is obtained at the time of the loan application.

When the results of the Bank's validation testing programs have revealed that a particular system is not Y2K compliant, a contingency plan is formulated to either upgrade the system in order to meet the Y2K compliance requirements or replace the system with one that is certified as Y2K compliant. The Bank is currently in the validation and implementation phases of this process.

Other third parties upon which the Bank depends for processing include the Bank's automated teller machine network processor, correspondent banks, brokerage firms, and the pension plan administrator. These third parties have indicated their compliance or intended compliance with the Y2K. Should the testing of any third-party system or service reveal that such system or service is not Y2K compliant, a specific deadline will be set by which time the system or service must be brought into Y2K compliance. Should Y2K compliance not be achieved by the specified deadlines, the Bank has developed a contingency plan for each such external system or service. Those contingency plans document the action the Bank will take for each such non-compliant system.

In certain cases, such as the potential loss of electrical power or telecommunication services due to Y2K problems, testing by the Bank is either not practical or not possible. In those cases, contingency plans will be designed that specify how the Bank will deal with such potential situations. For example, the Bank is considering the purchase or lease of an electrical power generator with sufficient capacity to allow the Bank to maintain critical functions in the event power from the electric utility is interrupted.

The Bank, as a federally chartered thrift institution, is regulated by the Office of Thrift Supervision. The federal regulators have established specific guidelines and time tables to follow in addressing the Y2K issue. The Bank is currently in compliance with the federally mandated Y2K guidelines and time tables.

As of June 30, 1999, the Bank is on schedule with its internal Y2K preparation efforts. All internal systems identified in the assessment phase of the project that are considered "mission critical" have been tested for Y2K compliance. The Bank's in-house computer system, its most critical processing system, has been certified by its respective hardware and software vendors as being Y2K compliant. The Bank has begun testing the system for Y2K compatibility and the testing to date has indicated that the system is Y2K compliant. All systems that have been determined to be Y2K compliant will be retested during 1999 following any material upgrades or enhancements. The Bank has replaced non-compliant microcomputer equipment and has installed and tested the related software for Y2K compliance. Other equipment containing embedded microprocessors have been certified as Y2K compliant by the applicable vendors. The Bank's estimated total cost to replace computer equipment, software programs, or other equipment containing embedded microprocessors that were not Y2K compliant, is approximately $65,000. As of June 30, 1999, approximately $42,000 has been incurred. System maintenance or modification costs are being expensed as incurred, while the cost of new hardware, software, or other equipment, is capitalized and amortized over their estimated useful lives.

                         Independent Auditor's Report



The Board of Directors
First Capital, Inc.
Corydon, Indiana

We have audited the accompanying consolidated balance sheets of First Capital, Inc. and Subsidiary as of June 30, 1999 and 1998, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Capital, Inc. and Subsidiary as of June 30, 1999 and 1998, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

/s/ MONROE SHINE & CO., INC.

New Albany, Indiana
July 22, 1999

                      FIRST CAPITAL, INC. AND SUBSIDIARY
                          CONSOLIDATED BALANCE SHEETS
                            JUNE 30, 1999 AND 1998

                                                                          1999           1998
                                                                      -------------   ------------
ASSETS
  Cash and due from banks                                              $    929,524    $   894,657
  Interest bearing deposits with banks                                    1,681,356      5,239,904
  Securities available for sale, at fair value                           20,204,556      4,848,534
  Securities held to maturity:
    Mortgage-backed securities (fair value $742,635;
      1998 $1,462,917)                                                      766,819      1,472,972
    Other debt securities (fair value $8,320,025; 1998 $1,573,450)        8,479,648      1,580,000
  Loans receivable, net of allowance for loan losses of $481,619
    in 1999 and $515,959 in 1998                                         83,886,960     74,887,358
  Federal Home Loan Bank stock, at cost                                     662,500        588,800
  Foreclosed real estate                                                          -        103,874
  Premises and equipment                                                  3,688,258      2,600,772
  Accrued interest receivable:
    Loans                                                                   430,707        432,274
    Mortgage-backed securities                                               33,661         11,681
    Other debt securities                                                   452,806         88,244
  Cash value of life insurance                                            1,085,824      1,038,340
  Other assets                                                              394,932        170,653
                                                                       ------------    -----------

        Total Assets                                                   $122,697,551    $93,958,063
                                                                       ============    ===========

LIABILITIES
  Deposits:
    Non-interest bearing demand deposits                               $  4,093,621    $ 3,146,552
    Savings and interest bearing demand deposits                         38,814,682     26,593,058
    Time deposits                                                        49,105,953     47,722,424
                                                                       ------------    -----------
        Total deposits                                                   92,014,256     77,462,034

  Advances from Federal Home Loan Bank                                   12,250,000      5,250,000
  Advance payments by borrowers for taxes and insurance                      37,073         33,722
  Accrued interest payable on deposits                                      470,352        372,845
  Accrued expenses and other liabilities                                    586,206        498,527
                                                                       ------------    -----------
        Total Liabilities                                               105,357,887     83,617,128
                                                                       ------------    -----------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
  Preferred stock of $.01 par value per share
    Authorized 1,000,000 shares; none issued                                      -              -
  Common stock of $.01 par value per share
    Authorized 5,000,000 shares; issued 1,292,752 shares in 1999
      (1,292,748 shares in 1998)                                             12,927         12,927
  Additional paid-in capital                                              9,401,787      2,154,369
  Retained earnings-substantially restricted                              8,916,432      8,170,645
  Accumulated other comprehensive income-net unrealized gain
    (loss) on securities available for sale                                (407,222)         2,994
  Unearned ESOP shares                                                     (584,260)             -
                                                                       ------------    -----------
        Total Stockholders' Equity                                       17,339,664     10,340,935
                                                                       ------------    -----------

        Total Liabilities and Stockholders' Equity                     $122,697,551    $93,958,063
                                                                       ============    ===========

See notes to consolidated financial statements.

--------------------------------------------------------------------------------
                             RATE/VOLUME ANALYSIS
--------------------------------------------------------------------------------

   The following table sets forth the effects of changing rates and volumes on net interest income and interest expense. Information is provided with respect to (i) effects on interest income attributable to changes in volume (changes in volume multiplied by prior rate); (ii) effects attributable to changes in rate (changes in rate multiplied by prior volume); (iii) effects attributable to changes in rate and volume (change in rate multiplied by changes in volume); and
(iv) the net change (the sum of the prior columns).


                                                                            1999 Compared to 1998
                                                                         Increase (Decrease) Due to
                                                -----------------------------------------------------------------------
                                                                                           Rate/
                                                       Rate             Volume            Volume              Net
                                                -----------------   ---------------   ---------------   ---------------
                                                                               (In thousands)
Interest earning assets:
   Mortgage loans (1)                                       ($131)           $  394              ($10)             $253
   Consumer loans (1)                                          (7)              (18)                -               (25)
   Commercial business loans (1)                                1                57                 -                58
                                                -----------------------------------------------------------------------
     Total loans                                             (137)              433               (10)              286
                                                -----------------------------------------------------------------------
   Investment securities (2)                                    5               635                 6               646
   Interest bearing deposits with banks                       (14)               23                (2)                7
                                                -----------------------------------------------------------------------
     Total net change in income
       on interest earning assets                            (146)            1,091                (6)              939
                                                -----------------------------------------------------------------------

Interest bearing liabilities:
   Interest bearing deposits                                 (226)              463               (28)              209
   FHLB advances                                              (34)              166               (18)              114
                                                -----------------------------------------------------------------------
     Total net change in expense
       on interest bearing
        liabilities                                          (260)              629               (46)              323
                                                -----------------------------------------------------------------------

     Net change in net interest income                     $  114            $  462             $  40              $616
                                                =======================================================================

-----------------------------------------------------------------------------------------------------------------------

(1) Does not include interest on loans 90 days or more past due.
(2) Includes mortgage-backed and other debt securities, securities classified as available for sale and Federal Home Loan Bank stock.

                      FIRST CAPITAL, INC. AND SUBSIDIARY
                          CONSOLIDATED BALANCE SHEETS
                            JUNE 30, 1999 AND 1998

                                                                          1999           1998
                                                                      -------------   ------------
ASSETS
  Cash and due from banks                                              $    929,524    $   894,657
  Interest bearing deposits with banks                                    1,681,356      5,239,904
  Securities available for sale, at fair value                           20,204,556      4,848,534
  Securities held to maturity:
    Mortgage-backed securities (fair value $742,635;
      1998 $1,462,917)                                                      766,819      1,472,972
    Other debt securities (fair value $8,320,025; 1998 $1,573,450)        8,479,648      1,580,000
  Loans receivable, net of allowance for loan losses of $481,619
    in 1999 and $515,959 in 1998                                         83,886,960     74,887,358
  Federal Home Loan Bank stock, at cost                                     662,500        588,800
  Foreclosed real estate                                                          -        103,874
  Premises and equipment                                                  3,688,258      2,600,772
  Accrued interest receivable:
    Loans                                                                   430,707        432,274
    Mortgage-backed securities                                               33,661         11,681
    Other debt securities                                                   452,806         88,244
  Cash value of life insurance                                            1,085,824      1,038,340
  Other assets                                                              394,932        170,653
                                                                       ------------    -----------

        Total Assets                                                   $122,697,551    $93,958,063
                                                                       ============    ===========

LIABILITIES
  Deposits:
    Non-interest bearing demand deposits                               $  4,093,621    $ 3,146,552
    Savings and interest bearing demand deposits                         38,814,682     26,593,058
    Time deposits                                                        49,105,953     47,722,424
                                                                       ------------    -----------
        Total deposits                                                   92,014,256     77,462,034

  Advances from Federal Home Loan Bank                                   12,250,000      5,250,000
  Advance payments by borrowers for taxes and insurance                      37,073         33,722
  Accrued interest payable on deposits                                      470,352        372,845
  Accrued expenses and other liabilities                                    586,206        498,527
                                                                       ------------    -----------
        Total Liabilities                                               105,357,887     83,617,128
                                                                       ------------    -----------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
  Preferred stock of $.01 par value per share
    Authorized 1,000,000 shares; none issued                                      -              -
  Common stock of $.01 par value per share
    Authorized 5,000,000 shares; issued 1,292,752 shares in 1999
      (1,292,748 shares in 1998)                                             12,927         12,927
  Additional paid-in capital                                              9,401,787      2,154,369
  Retained earnings-substantially restricted                              8,916,432      8,170,645
  Accumulated other comprehensive income-net unrealized gain
    (loss) on securities available for sale                                (407,222)         2,994
  Unearned ESOP shares                                                     (584,260)             -
                                                                       ------------    -----------
        Total Stockholders' Equity                                       17,339,664     10,340,935
                                                                       ------------    -----------

        Total Liabilities and Stockholders' Equity                     $122,697,551    $93,958,063
                                                                       ============    ===========

See notes to consolidated financial statements.

                      FIRST CAPITAL, INC. AND SUBSIDIARY
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                      YEARS ENDED JUNE 30, 1999 AND 1998

                                                                                            Accumulated
                                                              Additional                      Other          Unearned
                                                  Common       Paid-in        Retained     Comprehensive      ESOP
                                                  Stock        Capital        Earnings     Income (Loss)     Shares        Total
Balances at July 1, 1997                         $12,888    $  2,132,648    $ 7,354,737      $  (7,761)    $       -    $ 9,492,512

COMPREHENSIVE INCOME
   Net income                                          -               -        958,452              -             -        958,452
   Other comprehensive income:
     Change in unrealized loss on
       securities available for sale,
       net of deferred income tax
       expense of $7,054                               -               -              -         10,755             -         10,755
     Less: reclassification adjustment                 -               -              -              -             -              -
                                                                                                                       ------------
         Total comprehensive income                                                                                         969,207
                                                                                                                       ------------

Cash dividends to minority stockholders
   of Bank                                             -               -       (142,544)             -             -       (142,544)

Exercise of stock options                             39          21,721              -              -             -         21,760
                                                -----------------------------------------------------------------------------------

Balances at June 30, 1998                         12,927       2,154,369      8,170,645          2,994             -     10,340,935

COMPREHENSIVE INCOME
   Net income                                          -               -      1,002,051              -             -      1,002,051
   Other comprehensive income:
     Change in unrealized gain (loss)
      on securities available for sale,
      net of deferred income tax
      benefit of $269,137                              -               -              -       (410,216)            -       (410,216)
     Less: reclassification adjustment                 -               -              -              -             -              -
                                                                                                                       ------------
         Total comprehensive income                                                                                         591,835
                                                                                                                       ------------

Cash dividends to minority stockholders
   of Bank                                             -               -        (71,405)             -             -        (71,405)
Cash dividends ($0.15 per share)                       -               -       (184,859)             -             -       (184,859)

Changes pursuant to conversion and
   reorganization:
Cancellation of 769,470 shares held by
   First Capital, Inc. , MHC and
   merger with Bank                               (7,695)         12,877              -              -             -          5,182
Issuance of 707,050 common shares                  7,071       6,614,047              -              -             -      6,621,118
Issuance of 61,501 common shares to
   ESOP trust                                        615         614,395              -              -      (615,010)             -
Exercise of stock options                              9           5,750              -              -             -          5,759
Shares released by ESOP trust                          -             349              -              -        30,750         31,099
                                                -----------------------------------------------------------------------------------

Balances at June 30, 1999                        $12,927    $  9,401,787    $ 8,916,432      $(407,222)    $(584,260)   $17,339,664
                                                ===================================================================================

See notes to financial statements.

                      FIRST CAPITAL, INC. AND SUBSIDIARY
                       CONSOLIDATED STATEMENTS OF INCOME
                      YEARS ENDED JUNE 30, 1999 AND 1998

                                                                1999         1998
                                                             -----------  -----------
INTEREST INCOME
 Loans receivable:
  Mortgage loans                                              $5,467,632   $5,213,556
  Consumer and other loans                                     1,027,820      995,710
 Mortgage-backed securities                                      184,643      111,751
 Other securities:
  Federal agency                                                 811,098      264,847
  Municipal                                                       19,966        9,363
  Other                                                           59,095       46,245
 Federal Home Loan Bank dividends                                 48,509       45,653
 Interest bearing deposits with banks                            179,946      173,192
                                                              -----------------------
   Total interest income                                       7,798,709    6,860,317
                                                              -----------------------

INTEREST EXPENSE
 Deposits                                                      4,016,573    3,808,317
 Advances from Federal Home Loan Bank                            417,995      303,551
                                                              -----------------------
   Total interest expense                                      4,434,568    4,111,868
                                                              -----------------------

   Net interest income                                         3,364,141    2,748,449

 Provision for loan losses                                        44,000            -
                                                              -----------------------
   Net interest income after provision for loan losses         3,320,141    2,748,449

NON-INTEREST INCOME
 Loan fees and service charges                                    48,284       38,684
 Gain on sale of premises and equipment                                -      169,087
 Service charges on deposit accounts                             170,620      123,806
 Other income                                                     82,304       79,205
                                                              -----------------------
   Total non-interest income                                     301,208      410,782
                                                              -----------------------

NON-INTEREST EXPENSES
 Compensation and benefits                                     1,032,773      858,303
 Occupancy and equipment                                         398,177      309,943
 Deposit insurance premiums                                       46,729       44,198
 Other expenses                                                  509,850      399,120
                                                              -----------------------
   Total non-interest expenses                                 1,987,529    1,611,564
                                                              -----------------------

   Income before income taxes                                  1,633,820    1,547,667

 Income tax expense                                              631,769      589,215
                                                              -----------------------

   Net Income                                                 $1,002,051   $  958,452
                                                              =======================

   Net income per common share, basic                         $      .78   $      .74
                                                              =======================

   Net income per common share, diluted                       $      .77   $      .74
                                                              =======================

See notes to consolidated financial statements.

                      FIRST CAPITAL, INC. AND SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                      YEARS ENDED JUNE 30, 1999 AND 1998



                                                                       1999           1998
                                                                   -------------  -------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                                       $  1,002,051   $    958,452
  Adjustments to reconcile net income to
    net cash provided by operating activities:
      Gain on sale of premises and equipment                                  -       (169,087)
      Amortization of premiums and accretion of discounts
        on securities, net                                                6,320         12,228
      Depreciation expense                                              200,929        174,935
      Deferred income taxes                                               8,120         (9,321)
      ESOP compensation expense                                          31,099              -
      Increase in cash value of life insurance                          (47,484)       (46,144)
      Provision for loan losses                                          44,000              -
      (Increase) decrease in accrued interest receivable               (384,975)         7,506
      Increase in accrued interest payable                               97,507        165,352
      Net change in other assets/liabilities                            127,693       (162,280)
                                                                   ------------   ------------
        Net Cash Provided By Operating Activities                     1,085,260        931,641
                                                                   ------------   ------------

CASH FLOWS FROM INVESTING ACTIVITIES
  Net (increase) decrease in interest bearing deposits in banks       3,558,548     (1,445,357)
  Purchase of securities available for sale                         (22,556,441)    (4,146,245)
  Proceeds from maturities of securities available for sale           6,514,216      3,000,000
  Purchase of securities held to maturity                            (8,475,000)             -
  Proceeds from maturities of securities held to maturity             1,580,000      2,440,000
  Principal collected on mortgage-backed securities                     702,110        562,574
  Net increase in loans receivable                                   (8,939,728)    (5,082,056)
  Purchase of Federal Home Loan Bank stock                              (73,700)       (29,700)
  Proceeds from sale of premises and equipment                                -        425,000
  Purchase of premises and equipment                                 (1,288,415)      (590,828)
                                                                   ------------   ------------
        Net Cash Used in Investing Activities                       (28,978,410)    (4,866,612)
                                                                   ------------   ------------

CASH FLOWS FROM FINANCING ACTIVITIES
  Net increase in demand and savings deposits                        13,168,693      6,739,502
  Net increase (decrease) in time deposits                            1,383,529        (33,777)
  Advances from Federal Home Loan Bank                               10,000,000      8,500,000
  Repayment of advances from Federal Home Loan Bank                  (3,000,000)   (11,500,000)
  Net proceeds from issuance of common stock                          6,621,118              -
  Exercise of stock options                                               5,759         21,760
  Cash received from merger with First Capital, Inc. MHC                  5,182              -
  Cash dividends paid                                                  (256,264)      (142,544)
                                                                   ------------   ------------
        Net Cash Provided By Financing Activities                    27,928,017      3,584,941
                                                                   ------------   ------------

Net Increase (Decrease) in Cash and Due From Banks                       34,867       (350,030)

Cash and due from banks at beginning of year                            894,657      1,244,687
                                                                   ------------   ------------

Cash and Due From Banks at End of Year                             $    929,524   $    894,657
                                                                   ============   ============

See notes on consolidated financial statements.

                      FIRST CAPITAL, INC. AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            JUNE 30, 1999 AND 1998


(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Nature of Operations

     First Capital, Inc. ("Company") was incorporated by First Federal Bank, a Federal Savings Bank ("Bank") in September 1998 in connection with the conversion from the mutual holding company form of organization to the stock holding company form of organization. Upon consummation of the conversion on December 31, 1998, the Company became the holding company for the Bank and the former mutual holding company, First Capital, Inc., M.H.C. ("MHC"), was merged with and into the Bank. The conversion was accounted for as a pooling of interests and, therefore, the 1999 consolidated financial statements are based on the assumption the companies were combined for the full year and the prior year financial statements have been restated to give effect to the combination.

     The Bank provides a variety of banking services to individuals and business customers through three offices in southern Indiana. The Bank's primary source of revenue is single-family residential loans.

     Consolidation

     The consolidated financial statements include the accounts of the Company and the Bank. All material intercompany balances and transactions have been eliminated in consolidation.

     Statements of Cash Flows

     For purposes of the statements of cash flows, the Bank has defined cash and cash equivalents as those amounts included in the balance sheet caption "Cash and due from banks."

     Reclassifications

     Certain prior year amounts have been reclassified to conform with current year presentation.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses and the valuation of foreclosed real estate. In connection with the determination of estimated losses on loan and foreclosed real estate, management obtains appraisals for significant properties.

     Securities Available for Sale

     Securities available for sale consist of debt and equity securities and are stated at fair value. Amortization of premium and accretion of discount are recognized in interest income using the interest method over the remaining period to maturity, adjusted for anticipated prepayments. Unrealized gains and losses, net of tax, on securities available for sale are reported as a separate component of stockholders' equity until realized. Realized gains and losses on the sale of securities available for sale are determined using the specific identification method.

                      FIRST CAPITAL, INC. AND SUBSIDIARY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                            JUNE 30, 1999 AND 1998


(1 - continued)

     Securities Held to Maturity

     Debt securities for which the Bank has the positive intent and ability to hold to maturity are carried at cost, adjusted for amortization of premium and accretion of discount using the interest method over the remaining period to maturity, adjusted for anticipated prepayments. Mortgage-backed securities represent participating interests in pools of long-term first mortgage loans originated and serviced by issuers of the securities.

     Loans

     Loans receivable are stated at unpaid principal balances, less net deferred loan fees and the allowance for loan losses. The Bank's real estate loan portfolio consists primarily of long-term loans, collateralized by first mortgages on single-family residences and multi-family residential properties located in the southern Indiana area and commercial real estate loans. In addition to real estate loans, the Bank makes commercial loans and consumer loans.

     Loan origination fees and certain direct costs of underwriting and closing loans are deferred and the net fee or cost is recognized as an adjustment to interest income over the contractual life of the loans using the interest method.

     The accrual of interest is discontinued on a loan when, in the judgment of management, the probability of collection of interest is deemed to be insufficient to warrant further accrual. The Bank does not accrue interest on loans past due 90 days or more except when the estimated value of collateral and collection efforts are deemed sufficient to ensure full recovery. When a loan is placed on non accrual status, previously accrued but unpaid interest is deducted from interest income.

     Subsequent receipts on nonaccrual loans, including specific impaired loans are recorded as a reduction of principal, and interest income is only recorded once principal recovery is reasonably assured.

     The allowance for loan losses is maintained at a level which, in management's judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specified impaired loans, and economic conditions. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. The allowance is increased by a provision for loan losses, which is charged to expense, and reduced by charge-offs, net of recoveries. Changes in the allowance relating to impaired loans are charged or credited to the provision for loan losses. Because of uncertainties inherent in the estimation process, management's estimate of credit losses inherent in the loan portfolio and the related allowance may change in the near term.

                      FIRST CAPITAL, INC. AND SUBSIDIARY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                            JUNE 30, 1999 AND 1998


(1 - continued)

     Foreclosed Real Estate

     Foreclosed real estate is carried at the lower of fair value minus estimated costs to sell or cost. Costs of holding foreclosed real estate are charged to expense in the current period, except for significant property improvements, which are capitalized. Valuations are periodically performed by management and an allowance is established by a charge to non-interest expense if the carrying value exceeds the fair value minus estimated costs to sell. The net expense from operations of foreclosed real estate held for sale is reported in non-interest expense.

     Premises and Equipment

     The Bank uses the straight line and accelerated methods of computing depreciation at rates adequate to amortize the cost of the applicable assets over their useful lives. Items capitalized as part of premises and equipment are valued at cost. Maintenance and repairs are expensed as incurred. The cost and related accumulated depreciation of assets sold, or otherwise disposed of, are removed from the related accounts and any gain or loss is included in earnings.

     Income Taxes

     Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of available for sale securities, allowance for loan losses, accumulated depreciation and accrued income and expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

     Stock-Based Compensation

     Under the provisions of SFAS No. 123, Accounting for Stock-Based Compensation, the Company will measure and recognize compensation cost related to stock-based compensation plans using the intrinsic value method and disclose the pro forma effect of applying the fair value method contained in SFAS No. 123. Accordingly, no compensation costs will be charged against earnings for stock options granted under the Company's stock-based compensation plans.

     Advertising

     Advertising costs are charged to operations when incurred.

     Comprehensive Income

     On January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130 (SFAS 130), "Reporting Comprehensive Income." SFAS 130 establishes standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income consists of net income and net unrealized gains (losses) on securities and is presented in the consolidated statements of changes in stockholders' equity and comprehensive income. The statement requires only additional disclosures in the consolidated financial statements; it does not affect the Company's financial position, results of operations or cash flows. Prior year financial statements have been reclassified to conform to the requirements of SFAS 130.

                      FIRST CAPITAL, INC. AND SUBSIDIARY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                            JUNE 30, 1999 AND 1998

(2)  PENDING MERGER

     On July 19, 1999, the Company entered into an agreement and plan of merger with HCB Bancorp (HCB), a bank holding company located in Palmyra, Indiana. HCB is the parent company of Harrison County Bank, a state-chartered commercial bank. Terms of the agreement provide for an exchange of 15.5 shares of the Company's common stock for each share of HCB common stock. The merger is subject to regulatory and stockholder approvals. At June 30, 1999, HCB had total assets of $88.1 million and stockholders' equity of $12.1 million. HCB had net income of $491,000 for the six months ended June 30, 1999. HCB reported net income of $1,085,000 and $1,132,000 for the years ended December 31, 1998 and 1997, respectively.

     The following summarized operating data gives effect to the merger had it occurred on July 1, 1997:


(In thousands, except per share data)            1999     1998
                                               -------  -------

       Net interest income                      $7,052   $6,399
                                                ======   ======
       Net income                               $2,018   $2,096
                                                ======   ======
       Net income per common share, basic       $  .80   $  .83
                                                ======   ======
       Net income per common share, diluted     $  .79   $  .82
                                                ======   ======

(3)  DEBT AND EQUITY SECURITIES

     Debt and equity securities have been classified in the balance sheets according to management's intent. The Bank's investment in securities at June 30, 1999 and 1998 is summarized as follows:


                                                             Gross       Gross
                                              Amortized    Unrealized  Unrealized     Fair
                                                 Cost        Gains       Losses       Value
       June 30, 1999:
         Securities available for sale:
           Securities:
             FHLMC certificates               $   842,413      $    -    $  7,983   $   834,430
             GNMA certificates                  3,740,569           -      88,582     3,651,987
                                              -------------------------------------------------
                                                4,582,982           -      96,565     4,486,417
                                              -------------------------------------------------
         Other debt securities:
           Federal agency                      14,000,000           -     481,113    13,518,887
           Municipal                            1,293,226           -      78,777     1,214,449
                                              -------------------------------------------------
                                               15,293,226           -     559,890    14,733,336
                                              -------------------------------------------------

         Mutual funds                           1,002,670           -      17,867       984,803
                                              -------------------------------------------------

               Total securities available
                 for sale                     $20,878,878      $    -    $674,322   $20,204,556
                                              =================================================

         Securities held to maturity:
           Mortgage-backed securities:
             FHLMC certificates               $   109,689      $  590    $    108   $   110,171
             GNMA certificates                    286,140           -      12,142       273,998
             FNMA certificates                    370,990       1,267      13,791       358,466
                                              -------------------------------------------------
                                                  766,819       1,857      26,041       742,635
                                              -------------------------------------------------

           Other debt securities:
             Federal agency                     8,479,648           -     159,623     8,320,025
                                              -------------------------------------------------

             Total securities held to
               maturity                       $ 9,246,467      $1,857    $185,664   $ 9,062,660
                                              =================================================

                      FIRST CAPITAL, INC. AND SUBSIDIARY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                            JUNE 30, 1999 AND 1998

(3 - continued)

                                                            Gross       Gross
                                              Amortized   Unrealized  Unrealized     Fair
                                                Cost        Gains       Losses       Value
       June 30, 1998:
         Securities available for sale:
           Mutual fund                        $  843,576      $3,395     $     -   $  846,971
           Federal agency debt securities      4,000,000       1,563           -    4,001,563
                                              -----------------------------------------------
             Total securities available
               for sale                       $4,843,576      $4,958     $     -   $4,848,534
                                              ===============================================

         Securities held to maturity:
           Mortgage-backed securities:
             FHLMC certificates               $  683,762      $6,378     $ 2,012   $  688,128
             GNMA certificates                   371,297           -       7,068      364,229
             FNMA certificates                   417,913       2,273       9,626      410,560
                                              -----------------------------------------------
                                               1,472,972       8,651      18,706    1,462,917
                                              -----------------------------------------------

           Other debt securities:
             Federal agency                    1,500,000           -       6,562    1,493,438
             Municipal                            80,000          12           -       80,012
                                              -----------------------------------------------
                                               1,580,000          12       6,562    1,573,450
                                              -----------------------------------------------

             Total securities held to
               maturity                       $3,052,972      $8,663     $25,268   $3,036,367
                                              ===============================================

     The amortized cost and fair value of debt securities as of June 30, 1999, by contractual maturity, are shown below. Expected maturities of mortgage-backed securities may differ from contractual maturities because the mortgages underlying the obligations may be prepaid without penalty.


                                       Securities Available for Sale  Securities Held to Maturity
                                         Amortized         Fair         Amortized        Fair
                                            Cost           Value          Cost           Value

       Due after five years through
         ten years                        $11,655,000    $11,272,643     $8,479,648    $8,320,025
       Due after ten years                  3,638,226      3,460,693              -             -
                                          -------------------------------------------------------
                                           15,293,226     14,733,336      8,479,648     8,320,025
       Mortgage-backed securities           4,582,982      4,486,417        766,819       742,635
                                          -------------------------------------------------------

                                          $19,876,208    $19,219,753     $9,246,467    $9,062,660
                                          =======================================================

     Certain debt securities were pledged to secure advances from the Federal Home Loan Bank at June 30, 1999. (See Note 7)

                      FIRST CAPITAL, INC. AND SUBSIDIARY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                            JUNE 30, 1999 AND 1998


(4)  LOANS

     Loans receivable at June 30, 1999 and 1998 consisted of the following:

                                                                        1999           1998
                                                                        ----           ----
     Real estate mortgage loans:
       Residential                                                   $63,530,746    $57,825,501
       Land                                                            1,018,276        217,720
       Residential construction                                        8,346,117      3,786,787
       Commercial real estate                                          3,678,160      4,370,446
     Commercial business loans                                         5,607,319      5,048,291
     Consumer loans:
       Home equity and second mortgage loans                             964,382        777,649
       Automobile loans                                                1,615,081      1,574,208
       Loans secured by savings accounts                                 399,778        465,613
       Other consumer loans                                            3,432,529      3,479,984
                                                                     --------------------------
           Gross loans receivable                                     88,592,388     77,546,199
                                                                     --------------------------
     Less:
       Deferred loan origination fees, net                               204,499        210,572
       Undisbursed portion of loans in process                         4,019,310      1,932,310
       Allowance for loan losses                                         481,619        515,959
                                                                     --------------------------
                                                                       4,705,428      2,658,841
                                                                     --------------------------

           Loans receivable, net                                     $83,886,960    $74,887,358
                                                                     ==========================

     An analysis of the allowance for loan losses is as follows:


                                                                            1999           1998
                                                                            ----           ----
           Beginning balances                                        $   515,959    $   518,645
           Provision                                                      44,000              -
           Recoveries                                                        156              -
           Loans charged-off                                             (78,496)        (2,686)
                                                                     --------------------------

           Ending balances                                           $   481,619    $   515,959
                                                                     ==========================

     The Bank had no loans specifically classified as impaired at June 30, 1999. At June 30, 1998, the Bank had loans amounting to $79,343 that were specifically classified as impaired. The average recorded investment in impaired loans amounted to $52,171 and $92,291 for 1999 and 1998, respectively. The allowance for loan losses related to impaired loans amounted to $54,566 at June 30, 1998. There was no interest income recognized on impaired loans during 1999 and 1998, respectively.

     The Bank has entered into loan transactions with certain directors, officers and their affiliates (related parties). In the opinion of management, such indebtedness was incurred in the ordinary course of business on substantially the same terms as those prevailing at the time for comparable transactions with other persons and does not involve more than normal risk of collectibility or present other unfavorable features.

                      FIRST CAPITAL, INC. AND SUBSIDIARY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                            JUNE 30, 1999 AND 1998



(4 - continued)

     The following table represents the aggregate activity for related party loans which exceeded $60,000 in total:


       Balance-July 1, 1998      $3,062,707
       New loans                  2,723,901
       Payments                    (258,714)
                                 ----------

       Balance-June 30, 1999     $5,527,894
                                 ==========

     The Bank has purchased commercial paper from a corporation where a director is considered a related party. In the opinion of management, these transactions were made in the ordinary course of business on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with unrelated parties. During the fiscal years ended June 30, 1999 and 1998, the Bank granted approximately $768,000 and $612,000, respectively, to customers of the dealership and such loans had an aggregate outstanding balance of approximately $1.4 million and $1.6 million at June 30, 1999 and 1998, respectively.

(5)  PREMISES AND EQUIPMENT


     Premises and equipment consisted of the following:


                                                1999         1998
                                                ----         ----

       Land and land improvements            $  509,547   $  379,547
       Leasehold improvements                    46,847       46,847
       Office building                        2,611,748    1,729,512
       Furniture, fixtures and equipment      1,236,618      960,438
                                             -----------------------
                                              4,404,760    3,116,344
       Less accumulated depreciation            716,502      515,572
                                             -----------------------

         Totals                              $3,688,258   $2,600,772
                                             =======================

(6)  DEPOSITS

     The aggregate amount of time deposit accounts with balances of $100,000 or more was approximately $12,789,000 and $11,002,000 at June 30, 1999 and 1998, respectively.

     At June 30, 1999, scheduled maturities of time deposits were as follows:


         Year ending June 30:

           2000                            $21,434,042
           2001                             12,871,571
           2002                              6,038,481
           2003                              4,845,618
           2004 and thereafter               3,916,241
                                           -----------

             Total                         $49,105,953
                                           ===========

                      FIRST CAPITAL, INC. AND SUBSIDIARY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                            JUNE 30, 1999 AND 1998



(6 - continued)

     The Bank held deposits of approximately $1,526,000 and $1,469,000 for related parties at June 30, 1999 and 1998, respectively.

     Deposit account balances in excess of $100,000 are not federally insured.

     Interest expense on deposits is summarized as follows:

                                                      1999         1998
                                                      ----         ----

       Savings and demand deposits                 $1,192,648   $  944,007
       Time deposits                                2,823,925    2,864,310
                                                    ---------    ---------

                                                   $4,016,573   $3,808,317
                                                   ==========   ==========
(7)  ADVANCES FROM FEDERAL HOME LOAN BANK

     At June 30, 1999 and 1998, advances from the Federal Home Loan Bank were as follows:

                                                                   1999                                 1998
                                                                   ----                                 ----
                                                    Weighted                                Weighted
                                                    Average                                 Average
                                                    Rate              Amount                 Rate           Amount
       Advances maturing during the
         year ending June 30:
           Fixed rate advances:
             1999                                                     $      -              5.17%           $4,500,000
             2000                                      5.29%            1,000,000                                 -
             2001                                      5.50%            1,000,000                                 -
             2002                                      7.75%              750,000           7.75%              750,000
             2004                                      5.55%            3,000,000                                 -
             2008                                      5.17%            4,500,000                                 -
                                                                      -----------                           ----------
                                                                       10,250,000                            5,250,000
                                                                      -----------                           ----------
           Adjustable rate advances:
             2000                                      5.15%            2,000,000                                 -
                                                                      -----------                           ----------

                                                                      $12,250,000                           $5,250,000
                                                                      ===========                           ==========

     The advances are secured under a blanket collateral agreement. At June 30, 1999, eligible collateral included conventional mortgage loans with a carrying value of $54,101,269 and debt securities with a carrying value of $27,251,772 which were pledged as security for the advances.

(8)  LEASE COMMITMENT

     On April 1, 1997, the Bank entered into a noncancellable sub-lease agreement for a branch office for an initial lease term of eight years. The sub-lessor has a fixed term lease with the owner with an initial term expiring November 30, 2003.

                      FIRST CAPITAL, INC. AND SUBSIDIARY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                            JUNE 30, 1999 AND 1998



(8 - continued)

     The following is a schedule by years of future minimum rental payments required under this operating lease:

       Year ending June 30:
         2000                                              $12,690
         2001                                               12,690
         2002                                               12,690
         2003                                               12,690
                                                           -------
           Total minimum payments required                 $50,760
                                                           =======

     Total minimum rental expense for all operating leases for eash of the years ended June 30, 1999 and 1998 amounted to $12,690.

(9)  INCOME TAXES

     The components of income tax expense were as follows:

                                                                                      1999               1998
                                                                                      ----               ----

       Current                                                                     $ 623,649         $ 598,536
       Deferred                                                                        8,120            (9,321)
                                                                                   ---------------------------

         Totals                                                                    $ 631,769         $ 589,215
                                                                                   ===========================

     Significant components of the Bank's deferred tax assets and liabilities as of June 30, 1999 and 1998 were as follows:

                                                                                      1999               1998
                                                                                      ----               ----
       Deferred tax (assets) liabilities:
         Depreciation                                                              $  77,952         $  65,634
         Deferred loan fees                                                           44,468            26,446
         Deferred compensation plans                                                (134,359)         (127,170)
         Allowance for loan losses                                                  (190,769)         (204,371)
         Post-1987 bad debt deduction                                                143,164           171,797
         Unrealized gain (loss) on securities available for sale                    (267,098)            1,964
                                                                                   ---------------------------

             Net deferred tax asset                                                $(326,642)        $ (65,700)
                                                                                   ===========================

     The reconciliation of income tax expense with the amount which would have been provided at the federal statutory rate of 34 percent follows:

                                                                                      1999              1998
                                                                                      ----              ----

       Provision at federal statutory tax rate                                     $555,499          $526,207
       State income tax-net of federal tax benefit                                   91,696            83,515
       Tax exempt interest income                                                    (8,345)           (8,813)
       Increase in cash value of life insurance                                     (16,145)          (15,689)
       Other                                                                          9,064             3,995
                                                                                   --------------------------

           Totals                                                                  $631,769          $589,215
                                                                                   ==========================

       Effective tax rate                                                              38.7%             38.1%
                                                                                   ==========================

                      FIRST CAPITAL, INC. AND SUBSIDIARY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                            JUNE 30, 1999 AND 1998



(9 - continued)

     Prior to July 1, 1996, the Bank was permitted by the Internal Revenue Code to deduct from taxable income an annual addition to a statutory bad debt reserve subject to certain limitations. Retained earnings at June 30, 1999 includes approximately $909,000 of cumulative deductions for which no deferred federal income tax liability has been recorded. Reduction of these reserves for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes subject to the then current corporate income tax rate. The unrecorded deferred liability on these amounts was approximately $309,000 at June 30, 1999.

     Federal legislation repealed the reserve method of accounting for bad debts by qualified thrift institutions for tax years beginning after December 31, 1995. As a result, the Bank cannot use the percentage-of taxable-income method to calculate the annual addition to the statutory bad debt reserve. Instead, the Bank is required to compute its federal tax bad debt deduction based on actual loss experience over a period of years. The legislation required the Bank to recapture into taxable income over a six-year period its post-1987 additions to the statutory bad debt reserve, thereby generating additional tax liability. At June 30, 1999, the remaining unamortized balance of the post-1987 reserves totaled $421,070 for which a deferred tax liability of $143,164 has been recorded.

     The legislation also provided that the Bank will not be required to recapture its pre-1988 statutory bad debt reserves if it ceases to meet the qualifying thrift definitional tests and if the Bank continues to qualify as a "bank" under existing provisions of the Internal Revenue Code.

(10) EMPLOYEE BENEFIT PLANS

     Defined Contribution Plan:

     The Bank has a qualified contributory defined contribution plan available to all eligible employees. The plan allows participating employees to make tax-deferred contributions under Internal Revenue Code Section 401(k). The Bank contributed $27,228 and $24,991 to the plan for 1999 and 1998, respectively.

     Employee Stock Ownership Plan:

     On December 31, 1998, the Company established a leveraged employee stock ownership plan (ESOP) covering substantially all employees. The ESOP trust acquired 61,501 shares of Company common stock financed by a term loan with the Company. The employer loan and the related interest income are not recognized in the consolidated financial statements as the debt is serviced from Company contributions. Dividends payable on allocated shares are charged to retained earnings and are satisfied by the allocation of cash dividends to participant accounts. Dividends payable on unallocated shares are not considered dividends for financial reporting purposes. Shares held by the ESOP trust are allocated to participant accounts based on the ratio of the current year principal and interest payments to the total of the current year and future years principal and interest to be paid on the employer loan.

     Compensation expense is recognized based on the average fair value of shares released for allocation to participant accounts during the year with a corresponding credit to stockholders' equity. Compensation expense recognized for 1998 amounted to $31,099.

                      FIRST CAPITAL, INC. AND SUBSIDIARY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                            JUNE 30, 1999 AND 1998


(10 - continued)

     Company common stock held by the ESOP trust at June 30, 1999 was as follows:


       Allocated shares                        1,025
       Shares committed to be released         2,050
       Unearned shares                        58,426
                                            --------

       Total ESOP shares                      61,501
                                            ========

       Fair value of unearned shares        $657,293
                                            ========

(11) DEFERRED COMPENSATION PLANS

     The Bank has a deferred compensation plan whereby certain officers will be provided specific amounts of income for a period of fifteen years following normal retirement. The benefits under the agreements become fully vested after four years of service beginning with the effective date of the agreements. The Bank accrues the present value of the benefits so the amounts required will be provided at the normal retirement dates and thereafter.

     Assuming normal retirement, the benefits under the plan will be paid in varying amounts between 1998 and 2022. The Bank is the owner and beneficiary of insurance policies on the lives of these officers which may provide funds for a portion of the required payments. The agreements also provide for payment of benefits in the event of disability, early retirement, termination of employment or death. At June 30, 1999 and 1998, the accrued deferred compensation liability amounted to $218,821 and $206,209, respectively. Deferred compensation expense for this plan was $17,440 and $33,866 for 1999 and 1998, respectively.

     The Bank also has a directors' deferred compensation plan whereby a director defers into a retirement account a portion of his monthly director fees for a specified period to provide a specified amount of income for a period of fifteen years following normal retirement. The Bank also accrues the interest cost on the deferred obligation so the amounts required will be provided at the normal retirement dates and thereafter.

     Assuming normal retirement, the benefits under the plan will be paid in varying amounts between 1995 and 2037. The agreements also provide for payment of benefits in the event of disability, early retirement, termination of service or death. At June 30, 1999 and 1998, the accrued deferred compensation liability for this plan amounted to $100,384 and $94,845, respectively. Deferred compensation expense for this plan was $10,571 and $16,633 for 1999 and 1998, respectively.

(12) STOCK-BASED COMPENSATION PLAN

     The Company applies APB No. 25 and related interpretations in accounting for its stock-based compensation plans. In accordance with SFAS No. 123, the Company elected to continue to apply the provisions of APB No. 25. However, pro forma disclosures as if the Company adopted the compensation cost recognition provisions of SFAS No. 123, are presented along with a summary of the plans and awards.

                      FIRST CAPITAL, INC. AND SUBSIDIARY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                            JUNE 30, 1999 AND 1998



(12 - continued)

     The Company has an incentive stock option plan that provides for issuance of up to 51,298 shares of the Company's authorized but unissued common stock to all employees, including any officer or employee-director. Under the plan, the Company may grant both non-qualified and incentive stock options. In the case of incentive stock options, the aggregate fair value of the stock (determined at the time the incentive stock option is granted) for which any optionee may be granted incentive options which are first exercisable during any calendar year shall not exceed $100,000. Option prices may not be less than the fair market value at the date of the grant. Options granted vest ratably over five years and are exercisable in whole or in part for a period up to ten years from the date of the grant. As of June 30, 1999, only incentive stock options have been granted under the plan.

     The following is a summary of the Company's stock options as of June 30, 1999 and 1998, and the changes for the years then ended:

                                            1999                 1998
                                     -------------------  -------------------
                                                Weighted             Weighted
                                                Average              Average
                                     Number of  Exercise  Number of  Exercise
                                      Shares     Price     Shares     Price
       Outstanding at beginning
         of year                        18,582     $6.07     19,775     $5.78
       Granted                          10,131      7.80      4,873      7.41
       Exercised                           923      6.24      3,911      5.56
       Forfeited                         4,376      7.02      2,155      6.24
                                        ------               ------

       Outstanding at end of year       23,414     $6.69     18,582     $6.14
                                        ======               ======

       Exercisable at end of year        5,216     $5.78      1,565     $6.24
                                        ======               ======

     For options outstanding at June 30, 1999, the option price per share ranged from $5.07 to $7.80 and the weighted average remaining contractual life of the options was 2.4 years.

     For purposes of providing the pro forma disclosures required under SFAS No. 123, the fair market value of stock options granted in fiscal year ended June 30, 1999, 1998, 1997 and 1995 was estimated at the date of grant using the Black-Scholes option pricing model. The Black-Scholes option pricing model was originally developed for use in estimating the fair value of traded options which have different characteristics from the Company's employee stock options and require the use of highly subjective assumptions which can materially affect the fair value estimate. As a result, management believes that the Black-Scholes model may not necessarily provide a reliable measure of the fair value of employee stock options.

     The following assumptions were used for grants in fiscal year ended June 30, 1999 and 1998:

                                                      1999         1998
                                                      ----         ----

       Expected dividend yields                        3.20%        3.78%
       Risk-free interest rates                        5.50%        5.50%
       Expected volatility                            10.09%       10.09%
       Expected life of options                     5 years      5 years
       Weighted average fair value at grant date     $ 1.00       $ 0.82

                      FIRST CAPITAL, INC. AND SUBSIDIARY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                            JUNE 30, 1999 AND 1998



(12 - continued)

     Had compensation cost for the Company's stock-based compensation plans been determined in accordance with the fair value based accounting method provided by SFAS No. 123, the net income and net income per common share for the years ended June 30, 1999 and 1998 would have been as follows:


          (In thousands, except per share amounts)   1999     1998
                                                     ----     ----

          Pro forma net income                      $1,007    $ 958
          Pro forma net income per share:
             Basic                                  $ 0.78    $0.74
             Diluted                                $ 0.77    $0.73


(13) COMMITMENTS AND CONTINGENCIES

     In the normal course of business, there are outstanding various commitments and contingent liabilities, such as commitments to extend credit and legal claims, which are not reflected in the financial statements.

     Commitments under outstanding standby letters of credit totaled $224,000 at June 30, 1999 and 1998.

     The following is a summary of the commitments to extend credit at June 30, 1999:

                                                         1999         1998
                                                         ----         ----
       Loan commitments:
        Fixed rate                                   $   685,125   $1,585,597
        Adjustable rate                                1,183,000            -

       Undisbursed commercial and personal
         lines of credit                               4,393,796    1,628,128
       Undisbursed portion of construction
         loans in process                              4,019,310    1,932,310
       Other loans in process                            159,603      249,893
                                                     -----------   ----------

             Total commitments to extend credit      $10,440,834   $5,395,928
                                                     ===========   ==========

(14) FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

     The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the balance sheet.

     The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments (see Note 13). The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

                      FIRST CAPITAL, INC. AND SUBSIDIARY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                            JUNE 30, 1999 AND 1998

(14 - continued)

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount and type of collateral obtained, if deemed necessary by the Bank upon extension of credit, varies and is based on management's credit evaluation of the counterparty.

     Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Standby letters of credit generally have fixed expiration dates or other termination clauses and may require payment of a fee. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank's policy for obtaining collateral, and the nature of such collateral, is essentially the same as that involved in making commitments to extend credit.

     The Bank has not been required to perform on any financial guarantees during the past two years. The Bank has not incurred any losses on its commitments in either 1999 or 1998.

(15) STOCKHOLDERS' EQUITY

     Capital Stock

     On December 31, 1998, the MHC and Bank completed a conversion and stock offering whereby the MHC was merged with and into the Bank with the Bank becoming a wholly-owned subsidiary of the Company which offered common stock to certain current and former depositor and borrower customers of the Bank in a subscription offering. The Company issued 768,551 shares of common stock (including 61,501 shares issued to the ESOP trust) for gross proceeds of $7,685,510 as a result of the offering. Total expenses in connection with the conversion and offering amounted to $449,382 and were charged against the proceeds from the offering.

     The Company also issued 532,057 common shares in exchange for the 204,015 common shares held by the public stockholders of the Bank pursuant to an exchange ratio resulting in the public stockholders of the Bank owning in the aggregate approximately 40.5% of First Capital, Inc. after the conversion and offering.

     Dividends

     The payment of dividends by the Bank is subject to regulation by the Office of Thrift Supervision (OTS). The Bank may not declare or pay a cash dividend or repurchase any of its capital stock if the effect thereof would cause the regulatory capital of the Bank to be reduced below regulatory capital requirements imposed by the OTS or below the amount of the liquidation account.

     Liquidation Account

     Upon completion of the conversion, the Bank established a liquidation account in an amount equal to the amount of the cumulative dividends with respect to the Bank's common stock waived by First Capital, Inc. MHC plus 59.5% of the Bank's stockholders' equity as of September 30, 1998 totaling $7.5 million. The liquidation account is maintained for the benefit of depositors as of the March 31, 1997 eligibility record date (or the September 30, 1998 supplemental eligibility record date) who maintain their deposits in the Bank after conversion.

                      FIRST CAPITAL, INC. AND SUBSIDIARY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                            JUNE 30, 1999 AND 1998

(15 - continued)


     In the event of complete liquidation, and only in such an event, each eligible depositor will be entitled to receive a liquidation distribution from the liquidation account in the proportionate amount of the then current adjusted balance for deposits held, before any liquidation distribution may be made with respect to the stockholders. Except for the repurchase of stock and payment of dividends by the Bank, the existence of the liquidation account does not restrict the use or application of retained earnings of the Bank.


(16) REGULATORY MATTERS

     The Company and its subsidiary are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory-and possibly additional disrectionary-actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and its subsidiary must meet specific capital guidelines that involved quantitative measures of the assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to quantitative judgments by the regulators about components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Company and its subsidiary to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and Tier I capital (as defined) to average assets (as defined). Management believes, as of June 30, 1999, that the Company and its subsidiary meet all capital adequacy requirements to which they are subject.

     As of June 30, 1999, the most recent notification from the OTS categorized the subsidiary bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the subsidiary bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the institutions' categories.

     The actual capital amounts and ratios are also presented in the table. No amounts were deducted from capital for interest-rate risk in either year.

                      FIRST CAPITAL, INC. AND SUBSIDIARY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                            JUNE 30, 1999 AND 1998



(16 - continued)

                                                                                             Minimum To Be Well
                                                                                             Capitalized Under
                                                                   Minimum For Capital       Prompt Corrective
                                               Actual              Adequacy Purposes:       Action Provisions:
                                         Amount       Ratio          Amount     Ratio         Amount     Ratio
     (Dollars in thousands)

     As of June 30, 1999:
       Total capital (to risk
         weighted assets):
           Consolidated                  $17,822       26.81%      $5,318     8.00%             N/A
           Bank                          $15,406       23.17%      $5,318     8.00%          $6,648     10.00%

       Tier I capital (to risk
          weighted assets):
            Consolidated                 $17,340       26.08%      $2,659     4.00%             N/A
            Bank                         $14,924       22.45%      $2,659     4.00%          $3,989      6.00%

       Tier I capital (to adjusted
          total assets):
            Consolidated                 $17,340       14.09%      $4,924     4.00%             N/A
            Bank                         $14,924       12.12%      $3,693     3.00%          $6,155      5.00%

       Tangible capital (to adjusted
          total assets):
            Bank                         $14,924       12.12%      $1,847     1.50%             N/A

      As of June 30, 1998:
       Total capital (to risk
         weighted assets):
           Consolidated                  $10,802       19.15%      $4,513     8.00%             N/A
           Bank                          $10,799       19.14%      $4,513     8.00%          $5,642     10.00%

       Tier I capital (to risk
          weighted assets):
            Consolidated                 $10,341       18.33%      $2,257     4.00%             N/A
            Bank                         $10,338       18.32%      $2,257     4.00%          $3,385      6.00%

       Tier I capital (to adjusted
          total assets):
            Consolidated                 $10,341       11.01%      $3,758     4.00%             N/A
            Bank                         $10,338       11.00%      $2,819     3.00%          $4,698      5.00%

       Tangible capital (to adjusted
          total assets):
            Bank                         $10,338       11.00%      $1,409     1.50%             N/A

                      FIRST CAPITAL, INC. AND SUBSIDIARY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                            JUNE 30, 1999 AND 1998



(17) DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying value and estimated fair value of financial instruments at June 30 are as follows:

                                                 1999               1998
                                                 ----               ----
                                          Carrying   Fair    Carrying   Fair
                                           Value     Value    Value     Value
    (In thousands)
    Financial assets:
      Cash and due from banks              $   930  $   930   $   895  $   895
      Interest bearing deposits in banks     1,681    1,681     5,240    5,240
      Securities available for sale         20,205   20,205     4,849    4,849
      Securities held to maturity            9,246    9,063     3,053    3,036

      Loans receivable                      84,369   88,388    75,403   75,789
      Less:  allowance for loan losses         482      482       516      516
                                           -------  -------   -------  -------
        Loans receivable, net               83,877   87,906    74,887   75,273
                                           -------  -------   -------  -------

      Federal Home Loan Bank stock             663      663       589      589

    Financial liabilities:
      Deposits                              92,058   91,832    77,462   77,798
      Advances from Federal Home
        Loan Bank                           12,250   11,708     5,250    4,960

    Unrecognized financial instruments:
      Commitments to extend credit               -        -         -       24

     The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

     Cash and Short-Term Investments

     For short-term investments, including cash and due from banks and interest bearing deposits with banks, the carrying amount is a reasonable estimate of fair value.

     Debt and Equity Securities

     For debt securities, including mortgage-backed securities, the fair values are based on quoted market prices. For restricted equity securities held for investment, the carrying amount is a reasonable estimate of fair value.

     Loans Receivable

     The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

                      FIRST CAPITAL, INC. AND SUBSIDIARY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                            JUNE 30, 1999 AND 1998


(17 - continued)

     Deposits

     The fair value of demand deposits, savings accounts, money market deposit accounts and other transaction accounts is the amount payable on demand at the balance sheet date. The fair value of fixed-maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.

     Borrowed Funds

     The fair value of advances from Federal Home Loan Bank is estimated by discounting the future cash flows using the current rates at which similar loans with the same remaining maturities could be obtained.

     Commitments to Extend Credit

     The majority of commitments to extend credit would result in loans with a market rate of interest if funded. The fair value of these commitments are the fees that would be charged to customers to enter into similar agreements. For fixed rate loan commitments, the fair value also considers the difference between current levels of interest rates and the committed rates.

(18) PARENT COMPANY CONDENSED FINANCIAL INFORMATION

     Condensed financial information for First Capital, Inc. (parent company only) for the year ended June 30, 1999 follows:

                                 Balance Sheet

                                (In thousands)


        Assets:
         Cash and interest bearing deposits       $ 2,818
         Other assets                                  24
         Investment in bank subsidiary             14,517
                                                  -------

                                                  $17,359
                                                  =======

       Liabilities and Stockholders' Equity:
         Other liabilities                        $    19
         Stockholders' equity                      17,340
                                                  -------

                                                  $17,359
                                                  =======

                      FIRST CAPITAL, INC. AND SUBSIDIARY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                          DECEMBER 31, 1999 AND 1998


(18 - continued)

                              Statement of Income

                                (In thousands)
       Interest income                                         $   48
       Other operating expenses                                    80
                                                               ------

         Loss before income taxes and equity in
           undistributed net income of subsidiary                 (32)

         Income tax expense                                         2
                                                               ------

         Loss before equity in undistributed net
           income of subsidiary                                   (34)
         Equity in undistributed net income of subsidiary       1,036
                                                               ------

             Net income                                        $1,002
                                                               ======

                            Statement of Cash Flows

                                (In thousands)
       Operating Activities:
         Net income                                             $ 1,002
         Adjustments to reconcile net income to cash
           provided by operating activities:
           Equity in undistributed net income of subsidiary      (1,036)
           ESOP compensation expense                                 31
           Net change in other assets/liabilities                    (5)
                                                                -------
         Net cash used by operating activities                       (8)
                                                                -------

       Investing Activities:
         Investment in bank subsidiary                           (3,616)

       Financing Activities:
         Proceeds from issuance of common stock                   6,621
         Exercise of stock options                                    6
         Cash dividends paid                                       (185)
                                                                -------
         Net cash provided by financing activities                6,442
                                                                -------

         Net increase in cash                                     2,818

         Cash at beginning of year                                  -
                                                                -------

         Cash at end of year                                    $ 2,818
                                                                =======

                      FIRST CAPITAL, INC. AND SUBSIDIARY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                            JUNE 30, 1999 AND 1998


(19) SUPPLEMENTAL DISCLOSURE FOR EARNINGS PER SHARE

                                                                          1999         1998
                                                                          ----         ----
     Basic:
       Earnings:
         Net income                                                     $1,002,051  $  958,452
                                                                        ==========  ==========

       Shares:
         Weighted average common shares outstanding                      1,291,900   1,291,063
                                                                        ==========  ==========

       Net income per common share, basic                               $     0.78  $     0.74
                                                                        ==========  ==========

       Diluted:
         Earnings:
           Net income                                                   $1,002,051  $  958,452
                                                                        ==========  ==========

         Shares:
           Weighted average common shares outstanding                    1,291,900   1,291,063
           Add:  Dilutive effect of outstanding options                      8,710       3,619
                                                                        ----------  ----------

           Weighted average common shares outstanding, as adjusted       1,300,610   1,294,682
                                                                        ==========  ==========

         Net income per common share, diluted                           $     0.77  $     0.74
                                                                        ==========  ==========

(20) SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

                                                  1999         1998
                                                  ----         ----
     Cash payments for:
       Interest                                 $4,508,544   $3,946,516
       Income taxes                                673,045      486,206

     Noncash investing activities:
       Transfers from loans to real estate
         acquired through foreclosure           $        -   $  105,734
       Proceeds from sales of foreclosed
         real estate financed through loans         98,600            -

-------------------------------------------------------------------------------------------------------
                                        BOARD OF DIRECTORS/OFFICERS
-------------------------------------------------------------------------------------------------------
Directors

James G. Pendleton                                     Mark D. Shireman
  Chairman of the Board and Chief Executive Officer      President of James L. Shireman Construction
                                                         Co., Inc. (a construction contractor)

Dennis L. Huber                                        Samuel E. Uhl
  President and Publisher of O'Bannon Publishing         President and Chief Operating Officer
  Company, Inc. (a newspaper publisher)

Kenneth R. Saulman                                     John W. Buschemeyer
  Right-of-way Supervisor for Clark County REMC          President and Sole Owner of Hurst Lumber Co.
  (a rural electric utility)                             (a lumber retailer)

Gerald L. Uhl
  Business Manager for Jacobi Sales, Inc.
  (a farm implement dealership)

Executive Officers

James G. Pendleton                                     M. Chris Frederick
  Chairman of the Board and Chief Executive Officer      Senior Vice President, Chief Financial Officer
                                                         and Treasurer

Samuel E. Uhl                                          Joel E. Voyles
  President and Chief Operating Officer                  Vice President of Operation and Secretary

--------------------------------------------------------------------------------------------------------------------
                                              CORPORATE INFORMATION
--------------------------------------------------------------------------------------------------------------------
General Counsel                                                  Independent Auditors

Simpson & Thompson                                               Monroe Shine & Co., Inc.
303 N. Capitol Avenue                                            222 East Market Street
Corydon, Indiana 47112                                           New Albany, Indiana 47150

Special Counsel                                                  Transfer Agent

Muldoon, Murphy & Faucette LLP                                   Registrar and Transfer Company
5101 Wisconsin Ave., N.W.                                        10 Commerce Drive
Washington, D.C. 20016                                           Crawford, New Jersey 07016

Common Shares

The common shares of the Company are traded on the Nasdaq SmallCap Market under the symbol "FCAP." As of June 30, 1999, the Company has 1,063 stockholders of record and 1,292,752 common shares outstanding. This does not reflect the number of persons whose shares are in nominee or "street" name accounts through brokers.

The following table lists quarterly market price and dividend information per common share for the years ended June 30, 1999 and 1998. For periods before December 31, 1998, the table reflects the price per share and dividend information for First Federal Bank common stock divided by 2.5638, the exchange ratio in connection with the Conversion and Reorganization on December 31, 1998. As First Federal Bank common stock was not listed or quoted on an established market before December 31, 1998, share price information for periods before that date reflect trades known to management.

                                                                     Market price
                                         High    Low    Dividends    End of period
  Fiscal 1998:
    Quarter ended September 30, 1997    $ 7.80   $7.80     $0.068          $7.80
    Quarter ended December 31, 1997       7.80    7.80      0.068           7.80
    Quarter ended March 31, 1998          7.80    7.80      0.068           7.80
    Quarter ended June 30, 1998           7.80    7.80      0.068           7.80

  Fiscal 1999:
    Quarter ended September 30, 1998      8.60    7.80      0.068           8.60
    Quarter ended December 31, 1998       8.60    7.80      0.068           8.60
    Quarter ended March 31, 1999         10.94    8.50      0.070           8.88
    Quarter ended June 30, 1999          11.81    8.88      0.080           8.75

Annual Meeting

The Annual Meeting of Stockholders will be held at 12:00 p.m., Wednesday, November 17, 1999, at the office of the Bank, 220 Federal Drive, N.W., Corydon, Indiana 47112.

General Inquiries and Reports

The Company is required to file an Annual Report on Form 10-KSB for its fiscal year ended June 30, 1999 with the Securities and Exchange Commission. Copies of this annual report and the Company's quarterly reports on Form 10-QSB may be obtained without charge by contacting:

James G. Pendleton
Chairman of the Board and Chief Executive Officer
First Capital, Inc.
220 Federal Drive, N.W.
Corydon, Indiana 47112
(812) 738-2198