Form 10KSB/A, Exhibit 13
period 1999-06-30
FIRST CAPITAL INC
filed 1999-09-24
CIK 1070296

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

                            AVERAGE BALANCE SHEETS

The following table sets forth certain information for the periods indicated regarding average balances of assets and liabilities as well as the total dollar amounts of interest income from average interest earnings assets and interest expense on average interest bearing liabilities and average yields and costs. Such yields and costs for the periods indicated are derived by dividing income or expense by the average balances of assets or liabilities, respectively, for the periods presented. Average balances are derived from daily balances.

                                                                            Year ended June 30,
                                                  --------------------------------------------------------------------
                                                               1999                                  1998
                                                  --------------------------------------------------------------------
                                                                         Average                                Average
                                                  Average                Yield/         Average                 Yield/
(Dollars in thousands)                            Balance    Interest     Cost          Balance    Interest      Cost
----------------------                           --------    --------    -------       --------    --------    -------
Interest earning assets (1):
  Mortgage loans                                 $ 67,004    $5,467        8.16%        $62,311    $5,214        8.37%
  Consumer loans                                    7,352       662        9.00%          7,558       687        9.09%
  Commercial business loans                         4,204       366        8.71%          3,545       308        8.69%
                                                 --------    ------                     -------    ------
    Total loans                                    78,560     6,495        8.27%         73,414     6,209        8.46%
                                                 --------    ------                     -------    ------

  Investment securities (2)                        17,667     1,124        6.36%          7,589       478        6.30%
  Interest bearing deposits with banks              3,464       180        5.20%          3,057       173        5.66%
                                                 --------    ------                     -------    ------
    Total interest earning assets                  99,691     7,799        7.82%         84,060     6,860        8.16%
                                                 --------    ------                     -------    ------

Non-interest earning assets                         5,697                                 4,621
                                                 --------                               -------
    Total assets                                 $105,388                               $88,681
                                                 --------                               -------
                                                 --------                               -------

Interest bearing liabilities:
  Regular savings                                $  5,560    $  178        3.20%        $ 4,678    $  166        3.55%
  Interest bearing demand deposits                 25,021     1,015        4.06%         18,078       778        4.30%
  Time deposits                                    48,696     2,824        5.80%         47,904     2,864        5.98%
                                                 --------    ------                     -------    ------
    Total deposits                                 79,277     4,017        5.07%         70,660     3,808        5.39%
                                                 --------    ------                     -------    ------
  FHLB advances                                     7,528       418        5.55%          4,874       304        6.24%
                                                 --------    ------                     -------    ------
    Total interest bearing liabilities             86,805     4,435        5.11%         75,534     4,112        5.44%
                                                 --------    ------                     -------    ------
Non-interest bearing liabilities:
  Non-interest bearing deposits                     2,950                                 1,883
  Other liabilities                                   370                                 1,247
                                                 --------                               -------
  Total liabilities                                90,125                                78,664
Stockholders' equity                               15,263                                10,017
                                                 --------                               -------
  Total liabilities and stockholders'            $105,388                               $88,681
    equity                                       --------                               -------
                                                 --------                               -------

Net interest income                                          $3,364                                $2,748
                                                             ------                                ------
                                                             ------                                ------

Interest rate spread                                                       2.71%                                 2.72%
                                                                         -------                               -------
                                                                         -------                               -------

Net interest margin                                                        3.37%                                 3.27%
                                                                         -------                               -------
                                                                         -------                               -------

Ratio of average interest earning assets
  to average interest bearing liabilities                                114.84%                               111.29%
                                                                         -------                               -------
                                                                         -------                               -------

------------------------------------------------------------------------------------------------------------------------------------
(1) Does not include interest on loans 90 days or more past due.
(2) Includes mortgage-backed and other debt securities, securities classified as available for sale and Federal Home Loan Bank stock.


                             RATE/VOLUME ANALYSIS

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

                                                                    1999 Compared to 1998
                                                                 Increase (Decrease) Due to
                                                           --------------------------------------
                                                                                  Rate/
                                                           Rate      Volume      Volume      Net
                                                           ----      ------      ------      ---
                                                                       (In thousands)
Interest earning assets:
  Mortgage loans (1)                                      ($131)     $  394       ($10)     $253
  Consumer loans (1)                                         (7)        (18)        -        (25)
  Commercial business loans (1)                               1          57         -         58
                                                          ------     -------      -----     -----
    Total loans                                            (137)        433        (10)      286
                                                          ------     -------      -----     -----

  Investment securities (2)                                   5         635          6       646
  Interest bearing deposits with banks                      (14)         23         (2)        7
                                                          ------     -------      -----     -----
    Total net change in income
    on interest earning assets                             (146)      1,091         (6)      939
                                                          ------     -------      -----     -----
Interest bearing liabilities:
  Interest bearing deposits                                (226)        463        (28)      209
  FHLB advances                                             (34)        166        (18)      114
                                                          ------     -------      -----     -----
    Total net change in expense                            (260)        629        (46)      323
      on interest bearing liabilities                     ------     -------      -----     -----

  Net change in net interest income                        $114        $462        $40      $616
                                                          =====      ======       =====     =====

------------------------------------------------------------------------------------------------------------------------------------

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