Form 10KSB40, Exhibit 13
period 2000-12-31
FIRST CAPITAL INC
filed 2001-03-21
CIK 1070296

--------------------------------------------------------------------------------
                              FIRST CAPITAL, INC.
--------------------------------------------------------------------------------


                               TABLE OF CONTENTS

                                                                           Page
Letter to Stockholders..................................................      2
Selected Financial and Other Data.......................................    3-4
Management's Discussion and Analysis of
 Financial Condition and Results of Operations..........................   5-13
Independent Auditor's Report............................................     14
Consolidated Financial Statements.......................................  15-18
Notes to Consolidated Financial Statements..............................  19-39
Board of Directors......................................................     40
Corporate Information...................................................  41-42

                            BUSINESS OF THE COMPANY

First Capital, Inc. (the Company) is the thrift holding company of First Harrison Bank (formerly First Federal Bank, a Federal Savings Bank) (the Bank). The Company became the holding company for the Bank on December 31, 1998 in connection with the conversion of the Bank's former mutual holding company, First Capital, Inc., MHC (the MHC), from the mutual to stock form of organization and the simultaneous reorganization of the Bank as a wholly-owned subsidiary of the Company (the Conversion and Reorganization).

The Bank's deposit accounts are insured up to applicable legal limits by the Federal Deposit Insurance Corporation through the Savings Association Insurance Fund. The Bank is a member of the Federal Home Loan Bank System. The Bank conducts its operations through its nine locations in Southern Indiana. The Bank's main office is located at 220 Federal Drive, N.W., Corydon, Indiana. The telephone number is (812) 738-2198.

The Bank is a community-oriented financial institution offering traditional financial services primarily to residents of Harrison County, Indiana, and contiguous counties. The Bank's primary business is attracting deposits from the general public and using those funds to originate one-to-four family residential mortgage loans. The Bank also originates multi-family and commercial real estate loans primarily secured by properties located in Southern Indiana. To a lesser extent, the Bank originates commercial and consumer loans. The Bank's wholly-owned subsidiary, First Harrison Financial Services, Inc., sells property and casualty insurance and investment products.

Dear Shareholders:


During the past year we've learned a great deal about ourselves, and the challenges of putting together the cultures of a savings bank and a commercial bank. The experiences of this past year gave us knowledge and skills to move forward to build an even stronger financial institution.

Shortly after the merger, our team successfully merged our operating systems with minimal impact to our customers. All of our staff went through many hours of training in preparation for serving the customers. Our Accounting and Data Processing departments worked countless hours to bring the two banks reporting systems together.

Our lending staff had an exceptional year, from the loan officers creating the loan - to the staff managing the loan after it has been put on our books. We had great success in expanding our lending efforts into the commercial mortgage business as well as maintaining our continued strength as a leader in home mortgages.

If there is one thing that continues to be clear, it is that banking continues to be a very competitive business. We will continue to reach out in many ways to all of our customers to build on those valued relationships.

Our efforts to develop First Harrison Financial Services will further help us position your company as a full service financial products provider. First Harrison Financial Services can provide you home and auto insurance, while managing your mutual funds and stocks. We hope you will consider using one of our Investment Representatives or Insurance Agents for all your financial needs.

Management is confident our delivery system will continue to serve us well. We launched our Internet banking site in June and continue to be very pleased with the growth of this delivery system. We remodeled three offices to better serve our customers and give the staff at each of those offices the needed lift from new paint, carpet, and furniture. Our eight branch offices currently serve us well, but we know we need to look for opportunities to expand our franchise and utilize our capital in a safe and sound manner. The staff at each office is second to none and ready to serve you with any financial need.

We are very proud of our most important asset, the staff at First Harrison Bank. They have worked very hard this year to learn new products, new methods, and just simply getting to know each other. This has been a great year to celebrate our successes, but we know many challenges lay ahead. We look forward to serving you as both shareholders and customers. If you have any questions, please feel free to call on any of us.

Thank you for you continued support and confidence.

Sincerely,

/s/ William W. Harrod
---------------------
William W. Harrod
President and CEO

--------------------------------------------------------------------------------
                       SELECTED FINANCIAL AND OTHER DATA
--------------------------------------------------------------------------------

     The financial data presented below is qualified in its entirety by the more detailed financial data appearing elsewhere in this report, including the Company's audited financial statements. The following tables set forth certain information concerning the financial position and results of operations of the Company at the dates indicated.

FINANCIAL CONDITION DATA:                                        At December 31,
                                                       ---------------------------------
                                                         2000         1999        1998
                                                         ----         ----        ----
                                                                 (In thousands)
Total assets                                            $248,582   $222,797   $191,350
Loans receivable, net                                    179,304    154,982    135,379
Securities held to maturity                               11,229     12,325      6,140
Securities available for sale                             34,779     30,097     22,302
Federal funds sold                                            --      4,000      1,900
Cash and interest-bearing deposits (1)                    11,468      9,522     16,459
Deposits                                                 185,368    175,342    155,495
Advances from Federal Home Loan Bank                      30,074     16,750      5,250
Stockholders' equity, substantially restricted            31,107     28,877     28,930

OPERATING DATA:                                               For the Year Ended
                                                                 December 31,
                                                       ---------------------------------
                                                         2000         1999        1998
                                                         ----         ----        ----
                                                                 (In thousands)
Interest income                                         $ 17,363   $ 15,101   $ 13,506
Interest expense                                           9,267      7,566      6,848
                                                        ------------------------------
Net interest income                                        8,096      7,535      6,658
Provision for loan losses                                     48        142         83
                                                        ------------------------------
Net interest income after provision for loan losses        8,048      7,393      6,575
                                                        ------------------------------

Noninterest income                                         1,219      1,031        898
Noninterest expense (2)                                    5,629      5,574      4,390
                                                        ------------------------------

Income before income taxes                                 3,638      2,850      3,083

Income tax expense                                         1,180      1,080      1,077
                                                        ------------------------------
   Net Income                                           $  2,458   $  1,770   $  2,006
                                                        ==============================

PER SHARE DATA:
Net income - basic                                      $   1.00   $   0.72   $   0.79
Net income - diluted                                        1.00       0.71       0.79
Dividends                                                   0.41       0.35        N/A
Dividends of pooled affiliate                                N/A       0.39       0.39
Dividends to minority stockholders prior to conversion       N/A        N/A       0.27

--------------------------------------------------------------------------------
(1) Includes interest-bearing deposits in other depository institutions.
(2) Includes merger related expenses of $439,000 in 1999.

--------------------------------------------------------------------------------
                 SELECTED FINANCIAL AND OTHER DATA - CONTINUED
--------------------------------------------------------------------------------

                                                    At and For the Year Ended
                                                             December 31,
                                                   ---------------------------
                                                     2000        1999    1998
                                                     ----        ----    ----
SELECTED FINANCIAL RATIOS:

Performance Ratios:
Return on assets (1)                                 1.05%       0.84%   1.13%
Return on average equity (2)                         8.27%       6.05%   8.85%
Dividend payout ratio (3)                           41.40%      51.38%  42.78%
Average equity to average assets                    12.64%      13.95%  12.81%
Interest rate spread (4)                             2.88%       3.16%   3.18%
Net interest margin (5)                              3.64%       3.86%   3.96%
Non-interest expense to average assets               2.39%       2.66%   2.48%
Average interest earning assets to
   average interest bearing liabilities            118.30%     118.01% 119.11%

Regulatory Capital Ratios:
Tier I - adjusted total assets                      11.92%      12.13%  13.51%
Tier I - risk based                                 19.97%      19.64%  22.90%
Total risk-based                                    20.63%      19.64%  23.91%

Asset Quality Ratios:
Nonperforming loans as a percent of
   loans receivable, net (6)                         0.32%       0.13%   0.23%
Nonperforming assets as a
   percent of total assets (7)                       0.28%       0.21%   0.16%
Allowance for loan losses as a percent
   of gross loans receivable                         0.64%       0.75%   0.91%

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

General

First Capital, Inc. (the Company) is the parent to its wholly owned subsidiary, First Harrison Bank (formerly First Federal Bank, a Federal Savings Bank) (the
Bank), a community-oriented financial institution offering traditional financial services primarily to residents of Harrison County, Indiana, and contiguous counties. The Company has no other material income other than that generated by the Bank and the Bank's wholly-owned subsidiary, First Harrison Financial Services, Inc., which sells property and casualty insurance and investment products. The Bank's primary business is attracting deposits from the general public and using those funds to originate one-to-four family residential mortgage loans. The Bank's lending activity also includes multi-family residential loans, commercial real estate and business loans and consumer loans. The Bank invests excess liquidity primarily in interest bearing deposits with the Federal Home Loan Bank of Indianapolis and other financial institutions, U.S. government and agency securities, local municipal obligations and, to a lesser extent, mortgage-backed securities.

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

Operating Strategy

The Bank's results of operations depend primarily on net interest income, which is the difference between the income earned on its interest-earning assets, such as loans and investments, and the cost of its interest-bearing liabilities, consisting of deposits and borrowings from the Federal Home Loan Bank of Indianapolis. The Bank's net income is also affected by, among other things, fee income, provisions for loan losses, operating expenses and income tax provisions. The Bank's results of operations are also significantly affected by general economic and competitive conditions, particularly changes in market interest rates, government legislation and policies concerning monetary and fiscal affairs, housing and financial institutions and the intended actions of the regulatory authorities.

The Bank's current business strategy is to operate as a well-capitalized, locally owned community bank that provides a reasonable return for shareholders. This strategy has been implemented in recent years by sustained growth in deposits, emphasizing the origination of residential and commercial real estate mortgage loans in the Bank's primary market area, improving asset quality, controlling operating expenses, and expanding customer services.

Merger with HCB Bancorp

On January 12, 2000, the Company completed the plan of merger with HCB Bancorp
(HCB), a bank holding company located in Palmyra, Indiana. HCB was the parent company of Harrison County Bank, a state-chartered commercial bank, which was merged with and into the Bank. The merger provided for an exchange of 15.5 shares of the Company's common stock for each share of HCB common stock. The merger was accounted for as a pooling of interests and the consolidated financial statements give effect to the merger as if the merger had been consummated as of the earliest date presented. See the accompanying notes to consolidated financial statements for additional information.

Comparison of Financial Condition at December 31, 2000 and 1999

Total assets increased 11.6% from $222.8 million at December 31, 1999 to $248.6 million at December 31, 2000, primarily as a result of increases in investment securities and loans receivable, net, which were funded by a decrease in federal funds sold, growth in deposits, and an increase in advances from the Federal Home Loan Bank of Indianapolis.

Loans receivable, net, were $155.0 million at December 31, 1999 compared to $179.3 million at December 31, 2000, a 15.7% increase. The loan growth is attributable primarily to a 10.0% growth in residential mortgage and construction loans, a 35.7% growth in commercial real estate loans and a 30.8% increase in consumer loans. Residential mortgage and construction loans were $108.6 million at December 31, 1999, compared to $119.5 million at December 31, 2000, commercial real estate loans increased from $15.0 million at December 31, 1999 to $20.4 million at December 31, 2000 and consumer loans grew from $23.4 million at December 31, 1999 to $30.6 million at December 31, 2000.

Securities available for sale, at fair value, consisting primarily of federal agency mortgage-backed certificates, notes and bonds, and municipal obligations increased $4.7 million or 15.6% from $30.1 million at December 31, 1999 to $34.8 million at December 31, 2000 as a result of purchases of $7.0 million net of maturities and repayments of $3.4 million and a decrease in the net unrealized loss of $1.1 million.

The investment in securities held to maturity, consisting of federal agency mortgage-backed certificates, notes and bonds, and municipal obligations, decreased from $12.3 million at December 31, 1999 to $11.2 million at December 31, 2000 due to maturities and repayments of $1.1 million.

Cash and interest-bearing deposits with banks increased from $9.5 million at December 31, 1999 to $11.5 million at December 31, 2000 as a result of excess liquidity funded by growth in deposits.

Total deposits increased from $175.3 million at December 31, 1999 to $185.4 million at December 31, 2000. The increase in deposits resulted from growth in both demand deposit accounts and time deposits. Management attributes the growth in demand deposits to the customers' positive reactions to the merger and promotional efforts to attract lower cost accounts. Interest-bearing demand deposits increased $2.4 million in 2000, while noninterest-bearing demand deposits increased $3.0 million in 2000. Time deposits increased $4.7 million from $90.3 million at December 31, 1999 to $95.1 million at December 31, 2000 as depositors took advantage of higher rates in 2000.

Total stockholders' equity increased from $28.9 million at December 31, 1999 to $31.1 million at December 31, 2000 as a result of retained net income of $1.4 million and a net unrealized gain on securities available for sale of $666,000.

Comparison of Operating Results for the Years Ended December 31, 2000 and 1999

Net Income. Net income was $2.5 million ($1.00 per share diluted) for the year ended December 31, 2000 compared to $1.8 million ($.71 per share diluted) for the year ended December 31, 1999. Net income increased for 2000 compared to 1999 primarily due to increases in net interest income and noninterest income.

Net Interest Income. Net interest income increased 7.5% from $7.5 million in 1999 to $8.1 million in 2000 as a result of the increase in interest-earning assets during 2000 offset by an increase in interest-bearing liabilities and an increase in the average cost of funds in 2000 compared 1999.

Total interest income increased $2.3 million, or 15.0%, to $17.4 million for 2000 compared to $15.1 million in 1999 as a result of a higher average balance of interest-earning assets. Interest on loans receivable increased $2.0 million and interest on investment securities increased $357,000 as a result of higher average balances in 2000. The average balance of interest-earning assets increased from $194.2 million in 1999 to $222.2 million in 2000. The average yield on interest-earnings assets increased from 7.78% in 1999 to 7.81% in 2000 due to an increase in market rates.

Total interest expense increased $1.7 million, or 22.5%, to $9.3 million for 2000 compared to $7.6 million for 1999 as a result of the growth in deposits and an increase in average borrowings from the Federal Home Loan Bank. The average balances of interest-bearing deposits and advances from the Federal Home Loan Bank were $168.7 million and $19.2 million, respectively, for 2000 compared to $153.5 million and $11.8 million for 1999. The average cost of funds increased from 4.58% in 1999 to 4.93% in 2000 due to the use of higher cost borrowed funds and an increase in market interest rates. For further information see "Average Balance Sheets" below. The changes in interest income and interest expense resulting from changes in volume and changes in rates for 2000 and 1999 are shown in the schedule captioned "Rate/Volume Analysis" included herein.

Provision for Loan Losses. The provision for loan losses was $48,000 for 2000 compared to $142,000 for 1999. For 1999, the provision was recorded to bring the allowance for loan losses to the level determined by applying the methodology for estimating credit losses after reduction for net charge-offs during the period. During 2000, a decline in net charge-offs and in the balance of nonperforming loans reduced the recorded provision based on the application of the allowance methodology, even though the Bank experienced overall growth in the loan portfolio. During 2000, the net loan portfolio growth was $24.3 million. Commercial and residential real estate loans and consumer installment loans increased $18.2 million and $7.2 million, respectively, during this period, while commercial business loans decreased $1.6 million. The consistent application of management's allowance methodology did not result in an increase in the level of the allowance for loan losses due to lower levels of estimated inherent credit losses in residential, consumer and commercial real estate loans combined with the decrease in commercial business loans which have a higher level of inherent credit risk. No provisions were made for the first two quarters of 2000, but provisions of $24,000 were made during the third and fourth quarters of 2000. The provisions were recorded to bring the allowance to the level determined in applying the allowance methodology after reduction for net charge-offs during the quarters.

Provisions for loan losses are charges to earnings to maintain the total allowance for loan losses at a level considered reasonable by management to provide for probable known and inherent loan losses based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specified impaired loans, and economic conditions. Although management uses the best information available, future adjustments to the allowance may be necessary due to changes in economic, operating, regulatory and other conditions that may be beyond the Bank's control. While the Bank maintains the allowance for loan losses at a level which it considers adequate to provide for estimated losses, there can be no assurance that further additions will not be made to the allowance for loan losses and that actual losses will not exceed the estimated amounts. At December 31, 2000, nonperforming loans totaled $572,000 or 0.23% of total assets. Included in nonperforming loans are loans over 90 days past due secured by one-to-four family residential real estate in the amount of $280,000 and consumer loans in the amount of $41,000. These loans are accruing interest as the estimated value of the collateral and collection efforts are deemed sufficient to ensure full recovery.

Noninterest income. Noninterest income increased 18.3% to $1.2 million for 2000 compared to $1.0 million for 1999. The increase is attributable primarily to an increase in service charges on deposit accounts of $171,000 resulting from growth in transaction accounts during 2000, and an increase in gain on sale of mortgage loans of $45,000 due to an increase in the number of loans sold in the second and fourth quarters of 2000.

Noninterest expense. Noninterest expense increased only $39,000 for 2000 compared to 1999. The increase results primarily from increases in compensation and benefits and data processing expenses offset by a decrease in merger related expenses for 2000 compared to 1999. Compensation and benefits expense increased $336,000 due to normal compensation increases, compensation adjustments after the merger, additional staff for the new branch office in New Albany, Indiana opened during 1999 and the adoption of a stock-based compensation plan in the fourth quarter of 1999. Data processing expenses increased due to excess depreciation on data processing equipment purchases and retirements during 2000 as a result of the merger, increased automated teller machine processing fees resulting from increased usage and the purchase of an additional machine for the new branch, and expenses related to internet banking that the Bank did not incur during 1999. Other operating expenses, excluding merger related expenses, increased $62,000 for 2000 compared to 1999 primarily due to increases in office supplies, postage, telephone expenses, loan administration expenses, and public filing expenses. Office supplies increased because of the need to replace the existing stationery and office products with those bearing the new bank logo. Postage, telephone, and loan administration expenses increased in 2000 due to increased loan origination activity and growth in deposits.

Income tax expense. Income tax expense for the year ended December 31, 2000 was $1.2 million, compared to $1.1 million for the same period in 1999. The effective tax rate for 2000 was 32.4% compared to 37.9 % for 1999. The higher effective tax rates for 1999 compared to 2000 resulted from significant nondeductible merger related expenses incurred during the third and fourth quarters of 1999 and a change in state franchise tax law in 2000 providing for the apportionment of income. See Note 10 in the accompanying Notes to Consolidated Financial Statements.

--------------------------------------------------------------------------------
                            AVERAGE BALANCE SHEETS
--------------------------------------------------------------------------------

  The following table sets forth certain information for the periods indicated regarding average balances of assets and liabilities as well as the total dollar amounts of interest income from average interest-earnings assets and interest expense on average interest-bearing liabilities and average yields and costs. Such yields and costs for the periods indicated are derived by dividing income or expense by the average balances of assets or liabilities, respectively, for the periods presented. Average balances are derived from daily balances.

                                                                            Year ended December 31,
                                                    -----------------------------------------------------------------------
                                                                2000                                1999
                                                    --------------------------------    -----------------------------------
                                                                               Average                              Average
                                                                               -------                              -------
(Dollars in thousands)                                 Average                 Yield/      Average                  Yield/
                                                       -------                 ------      -------                  ------
                                                       Balance   Interest       Cost       Balance   Interest        Cost
                                                       -------   --------       ----       -------   --------        ----
Interest-earning assets:
   Loans receivable (1)                               $167,981   $13,994        8.33%     $144,233   $12,026         8.34%
   Investment securities:
        Taxable (2)                                     40,580     2,608        6.43%       34,436     2,221         6.45%
        Tax-exempt                                       7,325       376        5.13%        7,459       395         5.30%
                                                      ------------------                   -----------------
          Total investment securities                   47,905     2,984        6.23%       41,895     2,616         6.24%
                                                      ------------------                   -----------------

   Federal funds sold                                      533        33        6.19%        3,354       166         4.95%
   Interest-bearing deposits with banks                  5,794       352        6.08%        5,559       293         5.27%
                                                      ------------------                   -----------------
     Total interest-earning assets                     222,213    17,363        7.81%      195,041    15,101         7.74%
                                                      ------------------                   -----------------

Noninterest-earning assets                              12,964                              14,508
                                                      --------                            --------
     Total assets                                     $235,177                            $209,549
                                                      ========                            ========

Interest-bearing liabilities:
   Savings and interest-bearing demand deposits       $ 75,231   $ 2,735        3.64%     $ 64,685   $ 2,067         3.20%
   Time deposits                                        93,450     5,300        5.67%       88,774     4,774         5.38%
                                                      ------------------                   -----------------
     Total deposits                                    168,681     8,035        4.76%      153,459     6,841         4.46%
                                                      ------------------                   -----------------

   FHLB advances                                        19,159     1,232        6.43%       11,820       725         6.13%
                                                      ------------------                   -----------------
     Total interest-bearing liabilities                187,840     9,267        4.93%      165,279     7,566         4.58%
                                                      ------------------                   -----------------

Noninterest-bearing liabilities:
   Noninterest-bearing deposits                         15,243                              12,651
   Other liabilities                                     2,376                               2,382
                                                      --------                            --------
     Total liabilities                                 205,459                             180,312
Stockholders' equity                                    29,718                              29,237
                                                      --------                            --------
   Total liabilities and stockholders' equity         $235,177                            $209,549
                                                      ========                            ========
Net interest income                                              $ 8,096                             $ 7,535
                                                                 =======                             =======
Interest rate spread                                                            2.88%                                3.16%
                                                                             =======                              =======

Net interest margin                                                             3.64%                                3.86%
                                                                             =======                              =======
Ratio of average interest-earning assets
   to average interest-bearing liabilities                                    118.30%                              118.01%
                                                                             =======                              =======

--------------------------------------------------------------------------------
(1) Average loans receivable includes nonperforming loans.
(2) Includes taxable debt and equity securities and Federal Home Loan Bank
    Stock.

--------------------------------------------------------------------------------
                             RATE/VOLUME ANALYSIS
--------------------------------------------------------------------------------

  The following table sets forth the effects of changing rates and volumes on net interest income and interest expense. Information is provided with respect to (i) effects on interest income attributable to changes in volume (changes in volume multiplied by prior rate); (ii) effects attributable to changes in rate (changes in rate multiplied by prior volume); and (iii) effects attributable to changes in rate and volume (change in rate multiplied by changes in volume).

                                                                         2000 Compared to 1999
                                                                       Increase (Decrease) Due to
                                                          -------------------------------------------------
                                                                                       Rate/
                                                                                       -----
                                                            Rate         Volume       Volume        Net
                                                            ----         ------       ------        ---
                                                                            (In thousands)
Interes-earning assets:
  Loans receivable                                        $    (14)     $   1,984     $    (2)    $   1,968
  Investment securities:
    Taxable                                                     (7)           395          (1)          387
    Tax-exempt                                                 (12)            (7)          -           (19)
                                                          -------------------------------------------------
     Total investment securities                               (19)           388          (1)          368
                                                          -------------------------------------------------
  Federal funds sold                                            42           (140)        (35)         (133)
  Interest-bearing deposits with banks                          45             12           2            59
                                                          -------------------------------------------------
   Total net change in income
    on interest-earning assets                                  54          2,244         (36)        2,262
                                                          -------------------------------------------------


Interest-bearing liabilities:
  Interest-bearing deposits                                    460            688          46         1,194
  FHLB advances                                                 35            450          22           507
                                                          -------------------------------------------------
   Total net change in expense
    on interest-bearing liabilities                            495          1,138          68         1,701
                                                          -------------------------------------------------
     Net change in net interest income                    $   (441)     $   1,106     $  (104)    $     561
                                                          =================================================

Quarterly Financial Data

                                                                 First          Second          Third      Fourth
                                                                Quarter         Quarter        Quarter    Quarter
                                                                       (In thousands, except per share data)

Interest income                                               $   4,072        $  4,218        $ 4,497    $  4,576
Interest expense                                                  2,111           2,216          2,449       2,491
                                                              ----------------------------------------------------
Net interest income                                               1,961           2,002          2,048       2,085
Provision for loan losses                                             -               -             24          24
                                                              ----------------------------------------------------
Net interest income after provision for loan losses               1,961           2,002          2,024       2,061
Noninterest income                                                  284             289            326         320
Noninterest expenses                                              1,516           1,369          1,368       1,376
                                                              ----------------------------------------------------
Income before income taxes                                          729             922            982       1,005
Income tax expense                                                  254             333            350         243
                                                              ----------------------------------------------------
Net income                                                    $     475        $    589        $   632    $    762
                                                              ====================================================

Net income per common share, basic                            $    0.19        $   0.24        $  0.26    $   0.31
                                                              ====================================================
Net income per common share, diluted                          $    0.19        $   0.24        $  0.26    $   0.31
                                                              ----------------------------------------------------

Liquidity and Capital Resources

The Bank's primary sources of funds are deposits and proceeds from loan repayments and prepayments, and from the sale and maturity of securities. The Bank may also borrow from the Federal Home Loan Bank of Indianapolis. While loan repayments and maturities and sales of securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by market interest rates, general economic conditions and competition. At December 31, 2000, the Bank had cash and interest-bearing deposits with banks of $11.5 million and securities available for sale with a fair value of $34.8 million. If the Bank requires funds beyond its ability to generate them internally, it has additional borrowing capacity with the FHLB of Indianapolis and collateral eligible for repurchase agreements.

The Bank's primary investing activity is the origination of one-to-four family mortgage loans and, to a lesser extent, consumer, multi-family, commercial real estate, commercial business and residential construction loans. The Bank also invests in U.S. government and agency securities and mortgage-backed securities issued by U.S. government agencies.

The Bank must maintain an adequate level of liquidity to ensure the availability of sufficient funds to support loan growth and deposit withdrawals, to satisfy financial commitments and to take advantage of investment opportunities. At December 31, 2000, the Bank had total commitments to extend credit of $19.6 million. See Note 14 of Notes to Consolidated Financial Statements. At December 31, 2000, the Bank had certificates of deposit scheduled to mature within one year of $45.1 million. Historically, the Bank has been able to retain a significant amount of its deposits as they mature.

Current Office of Thrift Supervision (OTS) regulations require the Bank to maintain an average daily balance of liquid assets (cash and eligible investments) equal to at least 4.0% of the average daily balance of its net withdrawable deposits and short-term borrowings. Historically, the Bank has maintained liquidity levels in excess of regulatory requirements.

The Bank is required to maintain specific amounts of capital pursuant to OTS requirements. As of December 31, 2000, the Bank was in compliance with all regulatory capital requirements which were effective as of such date with tangible, core and risk-based capital ratios of 11.9%, 11.9% and 20.6%, respectively.

Effect of Inflation and Changing Prices

The financial statements and related financial data presented in this report have been prepared in accordance with generally accepted accounting principles, which generally require the measurement of financial position and operating results in terms of historical dollars, without considering the changes in relative purchasing power of money over time due to inflation. The primary impact of inflation is reflected in the increased cost of the Bank's operations. Unlike most industrial companies, virtually all the assets and liabilities of the financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on the financial institutions performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

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

The following table is provided by the OTS and sets forth the change in the Bank's NPV at December 31, 2000, based on OTS assumptions, that would occur in the event of an immediate change in interest rates, with no effect given to any steps that management might take to counteract that change.

                                             At December 31, 2000
                          -------------------------------------------------------------
                             Net Portfolio Value               Net Portfolio Value as a
                          ---------------------------          ------------------------
          Change          Dollar    Dollar    Percent     Percent of Present Value of Assets
          ------          ------    ------    -------     ----------------------------------
         In Rates         Amount    Change    Change         NPV Ratio              Change
         --------         ------    ------    ------         ---------              ------
                                           (Dollars in thousands)
           300bp        $  22,295  $(10,996)    (33)%            9.39%               (378)bp
           200bp           26,136    (7,155)    (21)            10.77                (240)bp
           100bp           29,897    (3,394)    (10)            12.06                (111)bp
            --bp           33,291         -       -             13.17                   --bp
         (100)bp           34,727     1,436       4             13.57                   40bp
         (200)bp           35,649     2,358       7             13.79                   62bp
         (300)bp           37,386     4,095      12             14.27                  110bp

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

                         [LETTERHEAD OF MONROE SHINE]


                          Independent Auditor's Report

The Board of Directors
First Capital, Inc.
Corydon, Indiana

We have audited the accompanying consolidated balance sheets of First Capital, Inc. and Subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, stockholders' equity and cash flows for the years ended December 31, 2000 and 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Capital, Inc. and Subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for the period ended December 31, 2000 and 1999 in conformity with generally accepted accounting principles.


/s/ Monroe Shine

January 12, 2001

                      FIRST CAPITAL, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2000 AND 1999

                                                                                           2000                  1999
                                                                                           ----                  ----
ASSETS
   Cash and due from banks                                                           $    6,010,281      $     5,820,337
   Interest-bearing deposits with banks                                                   5,458,413            3,701,653
   Securities available for sale, at fair value                                          34,778,541           30,096,859
   Securities held to maturity (fair value $11,161,645, 1999 $11,980,393)                11,229,045           12,324,613
   Federal funds sold                                                                             -            4,000,000
   Loans receivable, net of allowance for loan losses of
          1,183,638 in 2000 and $1,193,606 in 1999                                      179,304,270          154,981,987
   Federal Home Loan Bank stock, at cost                                                  1,503,800            1,252,400
   Foreclosed real estate                                                                   118,640              255,757
   Premises and equipment                                                                 6,227,746            6,459,164
   Accrued interest receivable:
     Loans                                                                                1,154,869              839,334
     Securities                                                                             790,552              739,134
   Cash value of life insurance                                                           1,160,985            1,110,587
   Other assets                                                                             844,990            1,215,654
                                                                                     -----------------------------------
             Total Assets                                                            $  248,582,132      $   222,797,479
                                                                                     ===================================
LIABILITIES
   Deposits:

     Noninterest-bearing                                                             $   17,123,415      $    14,101,631
     Interest-bearing                                                                   168,244,737          161,239,878
                                                                                     -----------------------------------
             Total deposits                                                             185,368,152          175,341,509

   Advances from Federal Home Loan Bank                                                  30,074,207           16,750,000
   Accrued interest payable                                                               1,306,006              970,682
   Accrued expenses and other liabilities                                                   726,070              858,618
                                                                                     -----------------------------------
             Total Liabilities                                                          217,474,435          193,920,809
                                                                                     -----------------------------------
COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY

   Preferred stock of $.01 par value per share
     Authorized 1,000,000 shares; none issued                                                     -                    -
   Common stock of $.01 par value per share
     Authorized 5,000,000 shares; issued 2,537,324 shares
        (2,506,574 shares in 1999)                                                           25,373               25,066
   Additional paid-in capital                                                            12,811,494           12,445,776
   Retained earnings-substantially restricted                                            19,221,842           17,781,325
   Accumulated other comprehensive income-net unrealized loss
     on securities available for sale                                                      (145,398)            (811,737)
   Unearned stock compensation                                                             (282,854)                   -
   Unearned ESOP shares                                                                    (522,760)            (563,760)
                                                                                     -----------------------------------
             Total Stockholders' Equity                                                  31,107,697           28,876,670
                                                                                     -----------------------------------

             Total Liabilities and Stockholders' Equity                              $  248,582,132      $   222,797,479
                                                                                     ===================================

See notes to consolidated financial statements.

                     FIRST CAPITAL, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                    YEARS ENDED DECEMBER 31, 2000 AND 1999

                                                                              Accumulated
                                                   Additional                    Other         Unearned       Unearned
                                        Common      Paid-in       Retained    Comprehensive     Stock           ESOP
                                         Stock      Capital       Earnings    Income (Loss)  Compensation      Shares      Total
Balances at January 1, 1999           $  25,052  $ 12,432,554   $ 16,920,706    $  106,714  $         -   $ (604,760)  $ 28,880,266

COMPREHENSIVE INCOME
   Net income                                 -             -      1,770,136             -            -           -       1,770,136
   Other comprehensive income:
     Change in unrealized loss
       on securities available for sale,
       net of deferred income tax
       benefit of $602,415                    -             -              -      (918,451)           -           -        (918,451)
     Less: reclassification adjustment        -             -              -             -            -           -               -
                                                                                                                       ------------
          Total comprehensive income                                                                                        851,685
                                                                                                                       ------------

Cash dividends ($0.35 per share)              -             -       (421,974)            -            -           -        (421,974)
Cash dividends of pooled affiliate            -             -       (487,543)            -            -           -        (487,543)
Exercise of stock options                    14         9,395              -             -            -           -           9,409
Shares released by ESOP trust                 -         3,827              -             -            -      41,000          44,827
                                      ---------------------------------------------------------------------------------------------

Balances at December 31, 1999            25,066    12,445,776     17,781,325      (811,737)           -    (563,760)     28,876,670


COMPREHENSIVE INCOME
     Net income                               -             -      2,458,157             -            -           -      2,458,157
     Other comprehensive income:
       Change in unrealized loss
          on securities available
          for sale,
          net of deferred income tax
          expense of $437,055                 -             -              -       666,339            -           -         666,339
       Less: reclassification
             adjustment                       -             -              -             -            -           -              -
                                                                                                                      ------------
          Total comprehensive income                                                                                     3,124,496
                                                                                                                      ------------

Cash dividends ($0.41 per share)              -             -     (1,017,640)            -            -           -     (1,017,640)
Restricted stock grants                     307       353,318              -             -     (353,625)          -              -
Shares released by ESOP trust                 -         3,080              -             -            -      41,000         44,080
Stock compensation expense                    -         9,320              -             -       70,771           -         80,091
                                      --------------------------------------------------------------------------------------------

Balances at December 31, 2000         $  25,373  $ 12,811,494  $  19,221,842    $ (145,398)   $(282,854) $ (522,760)  $ 31,107,697
                                      ============================================================================================

See notes to consolidated financial statements.

                     FIRST CAPITAL, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF INCOME
                    YEARS ENDED DECEMBER 31, 2000 AND 1999

                                                                                         2000                 1999
                                                                                         ----                 ----
INTEREST INCOME
   Loans, including fees                                                         $    13,993,666      $    12,025,432
   Securities:
     Taxable                                                                           2,500,061            2,124,167
     Tax-exempt                                                                          375,888              395,117
   Federal funds sold                                                                     32,555              165,945
   Federal Home Loan Bank dividends                                                      108,522               97,196
   Interest-bearing deposits with banks                                                  352,076              293,264
                                                                                 ------------------------------------
          Total interest income                                                       17,362,768           15,101,121
                                                                                 ------------------------------------
INTEREST EXPENSE
   Deposits                                                                            8,035,010            6,841,182
   Advances from Federal Home Loan Bank                                                1,231,762              725,041
                                                                                 ------------------------------------
         Total interest expense                                                        9,266,772            7,566,223
                                                                                 ------------------------------------
          Net interest income                                                          8,095,996            7,534,898

   Provision for loan losses                                                              48,000              142,250
                                                                                 ------------------------------------
          Net interest income after provision for loan losses                          8,047,996            7,392,648
                                                                                 ------------------------------------
NONINTEREST INCOME
   Service charges on deposit accounts                                                   868,591              697,546
   Commission income                                                                     201,002              220,047
   Gain on sale of mortgage loans                                                         87,266               42,461
   Other income                                                                           62,437               70,547
                                                                                 ------------------------------------
          Total noninterest income                                                     1,219,296            1,030,601
                                                                                 ------------------------------------
NONINTEREST EXPENSES
   Compensation and benefits                                                           3,032,101            2,695,686
   Occupancy and equipment                                                               745,879              747,200
   Data processing                                                                       412,933              336,030
   Merger related expenses                                                                20,453              438,644
   Other expenses                                                                      1,417,558            1,356,028
                                                                                 ------------------------------------
          Total noninterest expenses                                                   5,628,924            5,573,588
                                                                                 ------------------------------------
          Income before income taxes                                                   3,638,368            2,849,661

   Income tax expense                                                                  1,180,211            1,079,525
                                                                                 ------------------------------------
          Net Income                                                              $    2,458,157      $     1,770,136
                                                                                 ====================================
          Net income per common share, basic                                      $         1.00      $          0.72
                                                                                 ====================================
          Net income per common share, diluted                                    $         1.00      $          0.71
                                                                                 ====================================

See notes to consolidated financial statements.

                     FIRST CAPITAL, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOW
                    YEARS ENDED DECEMBER 31, 2000 AND 1999

                                                                                          2000              1999
                                                                                          ----              ----
CASH FLOWS FROM OPERATING ACTIVITIES
     Net income                                                                  $    2,458,157    $    1,770,136
     Adjustments to reconcile net income to
        net cash provided by operating activities:
          Amortization of premiums and accretion of
             discounts on securities, net                                                (7,651)           29,099
          Depreciation expense                                                          488,948           539,529
          Deferred income taxes                                                        (134,075)           (2,124)
          ESOP and stock compensation expense                                           124,171            44,827
          Increase in cash value of life insurance                                      (50,398)          (48,922)
          Provision for loan losses                                                      48,000           142,250
          Proceeds from the sale of mortgage loans                                    3,671,898         3,047,749
          Mortgage loans originated for sale                                         (3,584,632)       (3,005,288)
          Net gain on sale of mortgage loans                                            (87,266)          (42,461)
          Increase in accrued interest receivable                                      (366,953)         (291,519)
          Increase in accrued interest payable                                          287,105           107,692
          Net change in other assets/liabilities                                        (16,645)         (162,258)
                                                                                 --------------------------------
                  Net Cash Provided By Operating Activities                           2,830,659         2,128,710
                                                                                 --------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
     Net (increase) decrease in interest-bearing deposits with banks                 (1,756,760)        7,839,279
     (Increase) decrease in federal funds sold                                        4,000,000        (2,100,000)
     Purchase of securities available for sale                                       (6,957,369)      (18,239,933)
     Proceeds from maturities of securities available for sale                        2,800,000         9,863,380
     Purchase of securities held to maturity                                                  -        (8,975,000)
     Proceeds from maturities of securities held to maturity                            981,600         1,431,752
     Principal collected on mortgage-backed securities                                  700,700           390,179
     Net increase in loans receivable                                               (24,308,654)      (19,896,860)
     Purchase of Federal Home Loan Bank stock                                          (251,400)         (399,000)
     Proceeds on sale of foreclosed real estate                                          75,488                 -
     Purchase of premises and equipment                                                (257,530)       (1,586,430)
                                                                                 --------------------------------
               Net Cash Used In Investing Activities                                (24,973,925)      (31,672,633)
                                                                                 --------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
     Net increase in deposits                                                        10,026,643        19,846,215
     Advances from Federal Home Loan Bank                                            42,000,000        24,500,000
     Repayment of advances from Federal Home Loan Bank                              (28,675,793)      (13,000,000)
     Exercise of stock options                                                                -             9,409
     Cash dividends paid                                                             (1,017,640)         (909,517)
                                                                                 --------------------------------
             Net Cash Provided By Financing Activities                               22,333,210        30,446,107
                                                                                 --------------------------------
Net Increase in Cash and Due from Banks                                                 189,944           902,184

Cash and due from banks at beginning of year                                          5,820,337         4,918,153
                                                                                 --------------------------------
Cash and Due From Banks at End of Year                                           $    6,010,281    $    5,820,337
                                                                                 ================================

   See notes to consolidated financial statements.

                     FIRST CAPITAL, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          DECEMBER 31, 2000 AND 1999

(1)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Nature of Operations

         First Capital, Inc. (the Company) is the thrift holding company of First Harrison Bank (the Bank), a wholly-owned subsidiary. The Bank is a federally-chartered savings bank which provides a variety of banking services to individuals and business customers through nine locations in Southern Indiana. The Bank's primary source of revenue is single-family residential loans. The Bank's wholly-owned subsidiary, First Harrison Financial Services, Inc., sells property and casualty insurance and investment products.

         Basis of Presentation and Consolidation

         Certain prior year amounts have been reclassified to conform with current year presentation. The consolidated financial statements for 1999 have been restated to reflect a change in fiscal year to the calendar year and include the results of operations, financial position and cash flows of HCB Bancorp which merged into the Company on January 12, 2000. The merger was accounted for as a pooling of interests (See note 2).

         The consolidated financial statements include the accounts of the Company and its subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation.

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

         While management uses available information to recognize losses on loans and foreclosed real estate, further reductions in the carrying amounts of loans and foreclosed assets may be necessary based on changes in local economic conditions. In addition, as an integral part of their examination process, regulatory agencies periodically review the estimated losses on loans and foreclosed real estate. Such agencies may require the Bank to recognize additional losses based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible the estimated losses on loans and foreclosed real estate may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

                     FIRST CAPITAL, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                          DECEMBER 31, 2000 AND 1999

(1 - continued)

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

                     FIRST CAPITAL, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                          DECEMBER 31, 2000 AND 1999

(1 - continued)

         A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis by either the present value of expected future cash flows at the loan's effective interest rate or the fair value of the collateral if the loan is collateral dependent.

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

         Mortgage Servicing Rights

         Mortgage servicing rights are recognized as separate assets when servicing rights are acquired through purchase or loan originations when there is a definitive plan to sell the underlying loan. Capitalized mortgage servicing rights are periodically evaluated for impairment based on the fair value of those rights. Capitalized mortgage servicing rights are amortized in proportion to, and over the period of, estimated future net servicing income of the underlying mortgage loans.

         Amortization of Intangibles

         Goodwill, included in other assets, represents the excess of the cost of acquired branch banking facilities over the fair value of the net assets acquired and is amortized over 15 years using the straight-line method.

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

                     FIRST CAPITAL, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                          DECEMBER 31, 2000 AND 1999

(1 - continued)

         Stock-Based Compensation

         Under the provisions of SFAS No. 123, Accounting for Stock-Based Compensation, the Company measures and recognizes compensation cost related to stock-based compensation plans using the intrinsic value method and discloses the pro forma effect of applying the fair value method contained in SFAS No. 123. Accordingly, no compensation cost is charged against earnings for stock options granted under the Company's stock-based compensation plans.

         Advertising

         Advertising costs are charged to operations when incurred

         Recent Accounting Pronouncements

         In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133 (SFAS 133), Accounting for Derivative Instruments and Hedging Activities. SFAS 133, as amended by SFAS 138 in June 2000, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of condition and measure those instruments at fair value. The FASB issued SFAS 137, Accounting for Derivative Investments and Hedging Activities - Deferral of the Effective Date of SFAS No. 133, which extended the effective date of implementation of SFAS 133 to fiscal quarters of fiscal years beginning after June 15, 2000. SFAS 133 also provides that as of the date of initial application of the standard, an entity may transfer any held to maturity securities into the available for sale or trading categories to allow for future designation of the available for sale category as a hedged item and facilitate the transition to this standard. Management has determined that the implementation of this standard will have no impact on the Company's financial condition and results of operations.

         In September 2000, FASB issued SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities. The statement replaces SFAS 125, Accounting for Transfers and Servicing Financial Assets and Extinguishments of Liabilities. It revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but it carries over most of SFAS 125's provisions without reconsideration.

         The statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. Those standards are based on consistent application of a financial-components approach that focuses on control. Under that approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. The statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings.

         The statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. The statement is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. Disclosures about securitization and collateral accepted need not be reported for periods ending on or before December 15, 2000, for which financial statements are presented for comparative purposes.

                     FIRST CAPITAL, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                          DECEMBER 31, 2000 AND 1999


(1 - continued)


         The statement is to be applied prospectively with certain exceptions. Other than those exceptions, earlier or retroactive application of its accounting provisions is not permitted. The implementation of this standard has no impact on the Company's financial condition or results of operations.

(2)      MERGER WITH HCB BANCORP

         On January 12, 2000, the Company completed a merger with HCB Bancorp
         (HCB), a bank holding company located in Palmyra, Indiana. HCB was the parent company of Harrison County Bank, a state-chartered commercial bank which was merged with and into First Harrison Bank. The merger provided for an exchange of 15.5 shares of the Company's common stock for each share of HCB common stock. The merger was accounted for as a pooling of interests.

         The following table sets forth the previously reported financial information for the Company and HCB:

               (In thousands)                                     1999
                                                                  ----
               Revenue
                 Company                                       $ 9,132
                 HCB                                             7,009
               Net Income
                 Company                                       $   849
                 HCB                                               930

(3)      RESTRICTION ON CASH AND DUE FROM BANKS

         The Bank is required to maintain reserve balances on hand and with the Federal Reserve Bank which are noninterest bearing and unavailable for investment. The average amount of those reserve balances for the year ended December 31, 2000 and 1999 were approximately $757,000 and $525,000 respectively.

(4)      DEBT AND EQUITY SECURITIES

         Debt and equity securities have been classified in the balance sheets according to management's intent. Investment securities at December 31, 2000 and 1999 are summarized as follows:

                                                                  Gross            Gross
                                                   Amortized    Unrealized      Unrealized      Fair
                                                     Cost         Gains           Losses       Value
     December 31, 2000:
     Securities available for sale:
        Mortgage-backed securities:
          FHLMC certificates                   $     581,685      $       -    $    3,072  $    578,613
          GNMA certificates                        2,928,927              -        37,328     2,891,599
                                               --------------------------------------------------------
                                                   3,510,612              -        40,400     3,470,212
                                               --------------------------------------------------------
        Other debt securities:
          Federal agency                          25,448,400        124,526       297,549    25,275,377
          Municipal                                4,954,187         39,417        51,092     4,942,512
                                               --------------------------------------------------------
                                                  30,402,587        163,943       348,641    30,217,889
                                               --------------------------------------------------------

        Mutual funds                               1,106,106              -        15,666     1,090,440
                                               --------------------------------------------------------
          Total securities available

             for sale                          $  35,019,305     $  163,943    $  404,707  $ 34,778,541
                                              =========================================================

                     FIRST CAPITAL, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                          DECEMBER 31, 2000 AND 1999

(4 - continued)

                                                                              Gross            Gross
                                                               Amortized   Unrealized       Unrealized            Fair
                                                                 Cost         Gains            Losses             Value
   Securities held to maturity:
        Mortgage-backed securities:
             FHLMC certificates                            $      22,142     $     15      $         -     $      22,157
             GNMA certificates                                   207,993            -            5,039           202,954
             FNMA certificates                                   280,244          933           14,780           266,397
                                                           -------------------------------------------------------------
                                                                 510,379          948           19,819           491,508
                                                           -------------------------------------------------------------
          Other debt securities:
               Federal agency                                  8,485,359            -           97,442         8,387,917
               Municipal                                       2,233,307       48,913                -         2,282,220
                                                           -------------------------------------------------------------
                                                              10,718,666       48,913           97,442        10,670,137
                                                           -------------------------------------------------------------
               Total securities held to
                  maturity                                 $  11,229,045     $ 49,861      $   117,261     $  11,161,645
                                                           =============================================================
   December 31, 1999:
   Securities available for sale:
     Mortgage-backed securities:
          FHLMC certificates                               $     707,221     $      -      $    13,237     $     693,984
          GNMA certificates                                    3,405,966            -          146,611         3,259,355
                                                           -------------------------------------------------------------
                                                               4,113,187            -          159,848         3,953,339
                                                           -------------------------------------------------------------
     Other debt securities:
          US Treasury                                            499,640          516                -           500,156
          Federal agency                                      20,834,647            -          940,851        19,893,796
          Municipal                                            4,957,614        5,037          213,830         4,748,821
                                                           -------------------------------------------------------------
                                                              26,291,901        5,553        1,154,681        25,142,773
                                                           -------------------------------------------------------------
     Mutual funds                                              1,035,929            -           35,182         1,000,747
                                                           -------------------------------------------------------------
               Total securities available
               for sale                                    $  31,441,017     $  5,553      $ 1,349,711     $  30,096,859
                                                           =============================================================
   Securities held to maturity:
        Mortgage-backed securities:
             FHLMC certificates                            $      52,485     $    161      $         -     $      52,646
             GNMA certificates                                   251,456            -           12,431           239,025
             FNMA certificates                                   323,004          902           12,829           311,077
                                                           -------------------------------------------------------------
                                                                 626,945        1,063           25,260           602,748
                                                           -------------------------------------------------------------
          Other debt securities:
               Federal agency                                  8,983,936            -          380,888         8,603,048
               Municipal                                       2,713,732       61,282              417         2,774,597
                                                           -------------------------------------------------------------
                                                              11,697,668       61,282          391,305        11,377,645
                                                           -------------------------------------------------------------
               Total securities held to
                  maturity                                 $  12,324,613     $ 62,345      $   406,565     $  11,980,393
                                                           =============================================================

                      FIRST CAPITAL, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                  DECEMBER 31, 2000 AND JUNE 30, 2000 AND 1999

 (4-continued)

     The amortized cost and fair value of debt securities as of December 31, 2000, by contractual maturity, are shown below. Expected maturities of mortgage-backed securities may differ from contractual maturities because the mortgages underlying the obligations may be prepaid without penalty.

                                         Securities Available for Sale        Securities Held to Maturity
                                            Amortized         Fair             Amortized          Fair
                                              Cost            Value              Cost             Value
     Due in one year or less              $  3,881,205    $ 3,873,950      $    307,227     $     308,240
     Due after one year through five
       years                                 9,521,080      9,593,953         1,472,322         1,505,392
     Due after five years through
       ten years                            12,911,703     12,761,356         8,925,117         8,842,505
     Due after ten years                     4,088,599      3,988,630            14,000            14,000
                                          ----------------------------------------------------------------
                                            30,402,587     30,217,889        10,718,666        10,670,137
     Mortgage-backed securities              3,510,612      3,470,212           510,379           491,508
                                          ----------------------------------------------------------------
                                          $ 33,913,199    $33,688,101      $ 11,229,045     $  11,161,645
                                          ================================================================

     Certain debt securities were pledged to secure advances from the Federal Home Loan Bank at December 31, 2000. (See Note 8)

(5)  LOANS

     Loans receivable at December 31, 2000 and 1999 consisted of the following:

                                                         2000          1999
                                                         ----          ----
       Real estate mortgage loans:
        Residential                                 $109,812,449  $ 99,797,081
        Land                                           3,356,389     1,379,372
        Residential construction                       9,665,497     8,773,567
        Commercial real estate                        20,371,994    15,014,260
       Commercial business loans                       9,815,614    11,376,372
       Consumer loans:
        Home equity and second mortgage loans         11,348,657     6,946,516
        Automobile loans                              10,156,005     7,922,875
        Loans secured by savings accounts              1,554,237     1,155,655
        Unsecured loans                                1,609,396     1,084,297
        Other consumer loans                           5,919,878     6,283,668
                                                    --------------------------
         Gross loans receivable                      183,610,116   159,733,663
                                                    --------------------------
       Less:
        Deferred loan origination fees, net              228,992       251,192
        Undisbursed portion of loans in process        2,893,217     3,306,878
        Allowance for loan losses                      1,183,637     1,193,606
                                                    --------------------------
                                                       4,305,846     4,751,676
                                                    --------------------------

         Loans receivable, net                      $179,304,270  $154,981,987
                                                    ==========================

Mortgage loans serviced for the benefit of others amounted to $10,265,945 and $7,688,245 at December 31, 2000 and 1999, respectively.

                     FIRST CAPITAL, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                          DECEMBER 31, 2000 AND 1999
(5-continued)

     An analysis of the allowance for loan losses is as follows:

                                                     2000          1999
                                                     ____          ____

        Beginning balances                     $  1,193,606   $ 1,240,027
        Provision                                    48,000       142,250
        Recoveries                                   17,778        35,192
        Loans charged-off                           (75,746)     (224,163)
                                               --------------------------
        Ending balances                        $  1,183,638   $ 1,193,606
                                               ==========================

     The Bank had loans amounting to approximately $251,000 and $197,000 specifically classified as impaired at December 31, 2000 and 1999, respectively. The average recorded investment in impaired loans amounted to approximately $132,000 and $387,000 for the years ended December 31, 2000 and 1999, respectively. The Bank had no specific allowance for loan losses related to impaired loans at December 31, 2000 and December 31, 1999. Interest income on impaired loans of $15,043 was recognized in 1999 for cash payments received. No interest income on impaired loans was recognized in 2000.

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

     The following table represents the aggregate activity for related party loans which during the year ended December 31, 2000:

        Beginning balance                            $   1,780,284
        New loans                                        1,591,686
        Payments                                        (1,328,126)
                                                     -------------
        Ending balance                               $   2,043,844
                                                     =============

     The Bank has purchased commercial paper from a corporation where a director is considered a related party. In the opinion of management, these transactions were made in the ordinary course of business on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with unrelated parties. During the year ended December 31, 2000, the Bank granted approximately $1,695,000, to customers of the dealership and such loans had an aggregate outstanding balance of approximately $1,359,000 at December 31, 2000.

                     FIRST CAPITAL, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                          DECEMBER 31, 2000 AND 1999

(6)  PREMISES AND EQUIPMENT

     Premises and equipment consisted of the following:

                                                 2000            1999
                                                 ----            ----

        Land and land improvements          $  1,146,490   $   1,146,490
        Leasehold improvements                   148,283          49,169
        Office building                        4,819,652       4,858,847
        Furniture, fixtures and equipment      2,241,964       2,606,789
                                            ----------------------------
                                               8,356,389       8,661,295
        Less accumulated depreciation          2,128,643       2,202,131
                                            ----------------------------
          Totals                            $  6,227,746   $   6,459,164
                                            ============================
(7)  DEPOSITS

     The aggregate amount of time deposit accounts with balances of $100,000 or more was approximately $19,454,000 and $17,752,000 at December 31, 2000 and 1999, respectively. Deposit account balances in excess of $100,000 are not federally insured.

     At December 31, 2000, scheduled maturities of time deposits were as follows:

        Year ending December 31:

           2001                                         $45,075,485
           2002                                          26,352,599
           2003                                          12,780,564
           2004                                           4,765,057
           2005 and thereafter                            6,079,028
                                                        -----------
            Total                                       $95,052,733
                                                        ===========

     The Bank held deposits of approximately $4,387,000 and $4,412,000 for related parties at December 31, 2000 and 1999, respectively.

(8)  ADVANCES FROM FEDERAL HOME LOAN BANK

     At December 31, 2000 and 1999, advances from the Federal Home Loan Bank were as follows:

                                         2000                     1999
                                 ----------------------   --------------------
                                 Weighted                 Weighted
                                 Average                  Average
                                  Rate        Amount       Rate      Amount

     Fixed rate advances          6.30%    $ 30,074,207    5.73%  $ 13,750,000
     Adjustable rate advances        -                -    5.13%     3,000,000
                                           ------------           ------------
        Totals                             $ 30,074,207           $ 16,750,000
                                           ============           ============

                      FIRST CAPITAL, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                           DECEMBER 31, 2000 AND 1999

(8 - continued)

     The following is a schedule of maturities for advances outstanding as of December 31, 2000:

          Due in:

            2001                                    $  1,750,000
            2002                                       1,000,000
            2003                                               -
            2004                                       2,418,848
            2005                                       6,000,000
            Thereafter                                18,905,359
                                                      ----------

               Total                                $ 30,074,207
                                                      ==========

The advances are secured under a blanket collateral agreement. At December 31, 2000, eligible collateral pledged as security for the advances included the following:

                                                      Carrying
                                                        Value

          Residential mortgage loans                $104,181,394
          Available for sale securities               29,611,242
          Held to maturity securities                  8,995,738
                                                     -----------

               Total pledged assets                 $142,788,374
                                                     ===========


(9)  LEASE COMMITMENTS

     On April 1, 1997, the Bank entered into a noncancellable sub-lease agreement for a branch office for an initial lease term of eight years. The sub-lessor has a fixed term lease with the owner with an initial term expiring November 30, 2003. The Bank also has a noncancellable lease agreement for a branch office dated December 1, 1995 that expires in the year 2005.

     The following is a schedule by years of future minimum rental payments required under these operating leases:

          Year ending December 31:

               2001                                 $     31,890
               2002                                       31,890
               2003                                       30,833
               2004                                       19,200
               2005                                       17,600
                                                    ------------

               Total minimum payments required      $    131,413
                                                    ============

     Total minimum rental expense for all operating leases for each of the periods ended December 31, 2000 and 1999 amounted to $31,890.

(10) INCOME TAXES

     The components of income tax expense were as follows:

                                                        2000               1999
                                                        ----               ----
     Current                                        $  1,314,286       $  1,081,649
     Deferred                                           (134,075)            (2,124)
                                                    -------------------------------

          Totals                                    $  1,180,211       $  1,079,525
                                                    ===============================

                     FIRST CAPITAL, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                          DECEMBER 31, 2000 AND 1999

(10 - continued)

     Significant components of the Bank's deferred tax assets and liabilities as of December 31, 2000 and 1999 were as follows:

                                                                           2000                 1999
                                                                           ----                 ----
      Deferred tax assets (liabilities):

        Depreciation                                                   $  (199,869)         $  (180,073)
        Deferred loan fees                                                 (33,299)             (34,474)
        Deferred compensation plans                                        141,524              136,647
        Allowance for loan losses                                          458,254              370,380
        Post-1987 bad debt deduction                                       (85,898)            (114,531)
        Unrealized loss on securities available for sale                    95,367              532,421
        Other                                                              (28,748)             (32,660)
                                                                           ----------------------------

          Net deferred tax asset                                       $   347,331          $   677,710
                                                                           ============================

The reconciliation of income tax expense with the amount which would have been provided at the federal statutory rate of 34 percent follows:

                                                                           2000                 1999
                                                                           ----                 ----
        Provision at federal statutory tax rate                        $   1,237,045        $   968,885
        State income tax-net of federal tax benefit                          107,817            174,906
        Change in state tax law - net of federal benefit                     (18,730)                 -
        Tax-exempt interest income                                          (127,660)          (134,132)
        Increase in cash value of life insurance                             (17,135)           (16,634)
        Nondeductible merger expenses                                          6,954             90,759
        Other                                                                 (8,080)            (4,259)
                                                                           ----------------------------

          Totals                                                       $   1,180,211        $ 1,079,525
                                                                           ============================

     Effective tax rate                                                         32.4%              37.9%
                                                                           ============================

In 2000, the Indiana financial institution tax law was amended to treat resident financial institutions the same as nonresident financial institutions by providing for apportionment of Indiana income based on receipts in Indiana. Receipts for Indiana were defined to exclude receipts from out of state sources and federal government and agency obligations. This change was effective retroactively to January 1, 1999. The provision of income taxes for 2000 includes a credit of $18,730 in recognition of this change.

Prior to July 1, 1996, the Bank was permitted by the Internal Revenue Code to deduct from taxable income an annual addition to a statutory bad debt reserve subject to certain limitations. Retained earnings at December 31, 2000 includes approximately $909,000 of cumulative deductions for which no deferred federal income tax liability has been recorded. Reduction of these reserves for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes subject to the then current corporate income tax rate. The unrecorded deferred liability on these amounts was approximately $309,000 at December 31, 2000.

                     FIRST CAPITAL, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                          DECEMBER 31, 2000 AND 1999

(10 - continued)

         Federal legislation repealed the reserve method of accounting for bad debts by qualified thrift institutions for tax years beginning after December 31, 1995. As a result, the Bank cannot use the percentage-of-taxable-income method to calculate the annual addition to the statutory bad debt reserve. Instead, the Bank is required to compute its federal tax bad debt deduction based on actual loss experience over a period of years. The legislation required the Bank to recapture into taxable income over a six-year period its post-1987 additions to the statutory bad debt reserve, thereby generating additional tax liability. At December 31, 2000, the remaining unamortized balance of the post-1987 reserves totaled $252,642 for which a deferred tax liability of $85,898 has been recorded.

         The legislation also provided that the Bank will not be required to recapture its pre-1988 statutory bad debt reserves if it ceases to meet the qualifying thrift definitional tests and if the Bank continues to qualify as a "bank" under existing provisions of the Internal Revenue Code.

(11)     EMPLOYEE BENEFIT PLANS

         Defined Contribution Plan:

         The Bank has a qualified contributory defined contribution plan available to all eligible employees. The plan allows participating employees to make tax-deferred contributions under Internal Revenue Code Section 401(k). The Bank contributed $86,856 and $55,833 to the plan for the years ended December 31, 2000 and 1999, respectively.

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

         Compensation expense is recognized based on the average fair value of shares released for allocation to participant accounts during the year with a corresponding credit to stockholders' equity. Compensation expense recognized for the years ended December 31, 2000 and 1999 amounted to $44,320 and $44,826, respectively.

         Company common stock held by the ESOP trust was as follows:

                                                       2000        1999
                                                       ----        ----
            Allocated shares                           9,225       5,125
            Shares committed to be released                -           -
            Unearned shares                           52,276      56,376
                                                     -------------------

            Total ESOP shares                         61,501      61,501
                                                     ===================

            Fair value of unearned shares         $  575,036  $  676,512
                                                     ===================

                     FIRST CAPITAL, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                          DECEMBER 31, 2000 AND 1999

(12)     DEFERRED COMPENSATION PLANS

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

         Assuming normal retirement, the benefits under the plan will be paid in varying amounts between 1999 and 2022. The Bank is the owner and beneficiary of insurance policies on the lives of these officers which may provide funds for a portion of the required payments. The agreements also provide for payment of benefits in the event of disability, early retirement, termination of employment or death. Deferred compensation expense for this plan was $20,909 and $16,501 for the years ended December 31, 2000 and 1999, respectively.

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

         Assuming normal retirement, the benefits under the plan will be paid in varying amounts between 1995 and 2037. The agreements also provide for payment of benefits in the event of disability, early retirement, termination of service or death. Deferred compensation expense for this plan was $9,691 and $8,365 for the years ended December 31, 2000 and 1999, respectively.

 (13)    STOCK-BASED COMPENSATION PLAN

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

         The Company's stock incentive plan provides for issuance of up to 138,876 shares of the Company's authorized but unissued common stock to all employees, including any officer or employee-director. Under the plan, the Company may grant both non-qualified and incentive stock options. In the case of incentive stock options, the aggregate fair value of the stock (determined at the time the incentive stock option is granted) for which any optionee may be granted incentive options which are first exercisable during any calendar year shall not exceed $100,000. Option prices may not be less than the fair market value of the underlying stock at the date of the grant. Options granted vest ratably over five to ten years and are exercisable in whole or in part for a period up to ten years from the date of the grant.

                     FIRST CAPITAL, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                          DECEMBER 31, 2000 AND 1999

(13 - continued)

     The following is a summary of the Company's stock options as of December 31, 2000 and 1999, and the changes for the years then ended:


                                           2000                   1999
                                      --------------          -------------
                                                 Weighted               Weighte
                                                 Average                Average
                                     Number of   Exercise   Number of  Exercise
                                      Shares      Price      Shares      Price

    Outstanding at beginning
     of year                          30,005      $ 7.88     29,243     $  6.86
    Granted                           66,500       11.00      5,817       12.65
    Exercised                              -           -      1,311        7.18
    Forfeited                          2,876       10.05      3,744        7.60
                                      ------                 ------
    Outstanding at end of year        93,629      $10.03     30,005     $  7.88
                                      ======                 ======

    Exercisable at end of year        16,392      $ 6.73     11,806     $  6.13
                                      ======                 ======

For options outstanding at December 31, 2000, the option price per share ranged from $5.07 to $12.65 and the weighted average remaining contractual life of the options was 4.8 years.

For purposes of providing the pro forma disclosures required under SFAS No. 123, the fair market value of stock options granted for the years ended December 31, 2000 and 1999, was estimated at the date of grant using the Black-Scholes option pricing model. The Black-Scholes option pricing model was originally developed for use in estimating the fair value of traded options which have different characteristics from the Company's employee stock options and require the use of highly subjective assumptions which can materially affect the fair value estimate. As a result, management believes that the Black-Scholes model may not necessarily provide a reliable measure of the fair value of employee stock options.

The following assumptions were used for grants for the years ended December 31, 2000 and 1999:

                                                    2000      1999
                                                    ----      ----

    Expected dividend yields                       3.88%      3.11%
    Risk-free interest rates                       6.65%      5.50%
    Expected volatility                           11.69%     11.68%
    Expected life of options                     5 years    5 years
    Weighted average fair value at grant date    $ 1.59     $ 1.78

Had compensation cost for the Company's stock-based compensation plans been determined in accordance with the fair value based accounting method provided by SFAS No. 123, the net income and net income per common share for the years ended December 31, 2000 and 1999 would have been as follows:

    (In thousands, except per share amounts)       2000       1999
                                                   ----       ----

   Pro forma net income                          $ 2,446    $ 1,768
   Pro forma net income per share:
   Basic                                         $  1.00    $  0.71
   Diluted                                       $  0.99    $  0.71

                     FIRST CAPITAL, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                          DECEMBER 31, 2000 AND 1999

(14)     COMMITMENTS AND CONTINGENCIES

         In the normal course of business, there are outstanding various commitments and contingent liabilities, such as commitments to extend credit and legal claims, which are not reflected in the financial statements.

         Commitments under outstanding standby letters of credit totaled $240,085 at December 31, 2000.

         The following is a summary of the commitments to extend credit at December 31, 2000 and 1999:

                                                        2000           1999
                                                        ----           ----
          Loan commitments:
            Fixed rate                             $  1,774,680   $  1,480,055
            Adjustable rate                             865,500        342,500

          Undisbursed commercial and personal
            lines of credit                           8,210,294      4,432,524
          Undisbursed portion of construction
            loans in process                          2,893,217      3,306,878
          Other loans in process                      5,884,984      7,138,963
                                                   ---------------------------

             Total commitments to extend credit    $ 19,628,675   $ 16,700,920
                                                   ===========================

(15)     FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

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

         The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments (see Note 14). The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

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

         The Bank has not been required to perform on any financial guarantees and has not incurred any losses on its commitments during the years ended December 31, 2000 and 1999.

                     FIRST CAPITAL, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                          DECEMBER 31, 2000 AND 1999


(16)     STOCKHOLDERS' EQUITY

         Conversion and Offering

         On December 31, 1998, the Bank's former mutual holding company, First Capital, Inc., M.H.C. (MHC), and Bank completed a conversion and stock offering whereby the MHC was merged with and into the Bank with the Bank becoming a wholly-owned subsidiary of the Company which offered common stock to certain current and former depositor and borrower customers of the Bank in a subscription offering. Prior to the conversion, the MHC owned 59.5% of the outstanding common stock of the Bank. Upon consummation of the conversion, the Company issued 768,551 shares of common stock (including 61,501 shares issued to the ESOP trust) for gross offering proceeds of $7,685,510. Total expenses in connection with the conversion and offering amounted to $449,382 and were charged against the gross offering proceeds. The conversion was accounted for as a pooling of interests.

         The Company also issued 532,057 common shares in exchange for the 204,015 common shares held by the public stockholders of the Bank pursuant to an exchange ratio resulting in the public stockholders of the Bank owning in the aggregate approximately 40.5% of the Company after the conversion and offering.

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

         Liquidation Account

         Upon completion of the conversion and offering, the Bank established a liquidation account in an amount equal to the amount of the cumulative dividends with respect to the Bank's common stock waived by First Capital, Inc. MHC plus 59.5% of the Bank's stockholders' equity as of September 30, 1999, which together totaled $7.5 million. The liquidation account is maintained for the benefit of depositors as of the March 31, 1997 eligibility record date (or the September 30, 1999 supplemental eligibility record date) who maintain their deposits in the Bank after the conversion and offering.

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

(17)     REGULATORY MATTERS

         The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory-and possibly additional discretionary-actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involved quantitative measures of the assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to quantitative judgments by the regulators about components, risk weightings, and other factors.

         Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2000, that the Bank meets all capital adequacy requirements to which it is subject.

                     FIRST CAPITAL, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                          DECEMBER 31, 2000 AND 1999


(17 - continued)

As of December 31, 2000, the most recent notification from the OTS categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the institutions' categories.

The actual capital amounts and ratios are also presented in the table. No amounts were deducted from capital for interest-rate risk in either year.


                                                                                         Minimum
                                                                                        To Be Well
                                                                  Minimum             Capitalized Under
                                                                For Capital           Prompt Corrective
                                          Actual             Adequacy Purposes:       Action Provisions:
(Dollars in thousands)             Amount         Ratio       Amount     Ratio        Amount       Ratio
As of December 31, 2000:
 Total capital (to risk
   weighted assets)              $   30,783      20.63%      $ 11,935    8.00%        $  14,919    10.00%

Tier I capital (to risk
   weighted assets)              $   29,599      19.97%      $  5,967    4.00%        $   8,951     6.00%

Tier I capital (to adjusted
   total assets)                 $   29,599      11.92%      $  9,934    4.00%        $  12,417     5.00%

Tangible capital (to
   adjusted total assets)        $   29,599      11.92%      $  3,725    1.50%            N/A

As of December 31, 1999:
 Total capital (to risk
   weighted assets)              $   28,297      19.64%      $ 11,524    8.00%        $  14,406    10.00%

Tier I capital (to risk
   weighted assets)              $   27,103      18.81%      $  5,762    4.00%        $   8,643     6.00%

Tier I capital (to adjusted
   total assets)                 $   27,103      12.13%      $  6,704    3.00%        $  11,173     5.00%

Tangible capital (to
   adjusted total assets)        $   27,103      12.13%      $  3,352    1.50%            N/A

                      FIRST CAPITAL, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                           DECEMBER 31, 2000 AND 1999

(18)  DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

      The carrying value and estimated fair value of financial instruments are as follows:

                                                                          2000                         1999
                                                                          ----                         ----
                                                                Carrying        Fair          Carrying       Fair
                                                                 Value          Value          Value         Value
          (In thousands)
          Financial assets:
            Cash and due from banks                             $  6,010       $  6,010       $  5,820     $  5,820
            Interest bearing deposits in banks                     5,458          5,458          3,702        3,702
            Securities available for sale                         34,779         34,779         30,097       30,097
            Securities held to maturity                           11,229         11,162         12,325       11,980
            Federal funds sold                                         -              -          4,000        4,000
            Loans receivable                                     180,488        180,794        156,176      152,292
            Less: allowance for loan losses                        1,184          1,184          1,194        1,194
                                                                ---------------------------------------------------
              Loans receivable, net                              179,304        179,610        154,982      151,098
                                                                ---------------------------------------------------

            Federal Home Loan Bank stock                           1,504          1,504          1,252        1,252

          Financial liabilities:
            Deposits                                             185,368        187,398        175,342      174,548

            Advances from Federal Home Loan Bank                  30,074         30,239         16,750       16,027

          Unrecognized credit related financial instruments:
            Commitments to extend credit                               -             46              -           10

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

Cash and Short-Term Investments

For short-term investments, including cash and due from banks, interest bearing deposits with banks, and federal funds sold, the carrying amount is a reasonable estimate of fair value.

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

                     FIRST CAPITAL, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                          DECEMBER 31, 2000 AND 1999

(18 - continued)

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

(19)     PARENT COMPANY CONDENSED FINANCIAL INFORMATION

         Condensed financial information for First Capital, Inc. (parent company only) follows:


                                             Balance Sheets

                                             (In thousands)

                                                                           2000          1999
                                                                           ----          ----
             Assets:
               Cash and interest bearing deposits                      $  1,284      $  2,418
               Other assets                                                 126            62
               Investment in subsidiaries                                29,697        26,435
                                                                       ----------------------
                                                                       $ 31,107      $ 28,915
                                                                       ======================

             Liabilities and Stockholders' Equity:
               Other liabilities                                       $      -      $     38
               Stockholders' equity                                      31,107        28,877
                                                                       ----------------------
                                                                       $ 31,107      $ 28,915
                                                                       ======================
                                            Statements of Income

                                               (In thousands)

                                                                           2000          1999
                                                                           ----          ----
             Interest income                                           $     72      $     96
             Dividend income                                                  -           590
             Other operating expenses                                       284           488
                                                                       ----------------------
               Income (loss) before income taxes and equity in
                 undistributed net income of subsidiaries                  (212)          198

             Income tax credit                                               74            54
                                                                       ----------------------
             Loss before equity in undistributed net
               income of subsidiaries                                      (138)          252
             Equity in undistributed net income of subsidiaries           2,596         1,518
                                                                       ----------------------
                 Net income                                            $  2,458      $  1,770
                                                                       ======================

                     FIRST CAPITAL, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                          DECEMBER 31, 2000 AND 1999

(19 - continued)

                                 Statements of Cash Flows

                                     (In thousands)

                                                                              2000              1999
                                                                              ----              ----
         Operating Activities:
           Net income                                                        $ 2,458          $   1,770
           Adjustments to reconcile net income to cash
             provided by operating activities:
             Equity in undistributed net income of subsidiaries               (2,596)            (1,518)
             ESOP and stock compensation expense                                 124                 45
             Net change in other assets/liabilities                             (103)               (32)
                                                                             --------------------------
           Net cash used by operating activities                                (117)               265
                                                                             --------------------------

         Financing Activities:
           Exercise of stock options                                               -                  9
           Cash dividends paid                                                (1,017)              (910)
                                                                             --------------------------
           Net cash provided by financing activities                          (1,017)              (901)
                                                                             --------------------------

           Net decrease in cash                                               (1,134)              (636)

           Cash at beginning of year                                           2,418              3,054
                                                                             --------------------------
           Cash at end of year                                               $ 1,284          $   2,418
                                                                             ==========================

(20)    SUPPLEMENTAL DISCLOSURE FOR EARNINGS PER SHARE

                                                                              2000              1999
                                                                              ----              ----
        Basic:
         Earnings:
           Net income                                                        $2,458,157      $1,771,176
                                                                             ==========================
         Shares:
           Weighted average common shares outstanding                         2,452,248       2,473,377
                                                                             ==========================
         Net income per common share, basic                                  $     1.00      $     0.72
                                                                             ==========================
        Diluted:
         Earnings:
           Net income                                                        $2,458,157      $1,771,176
                                                                             ==========================
         Shares:
           Weighted average common shares outstanding                         2,452,248       2,473,377
           Add: Dilutive effect of outstanding options                            8,503          11,074
           Dilutive effect of restricted stock                                    1,657               -
                                                                             --------------------------
           Weighted average common shares
            outstanding, as adjusted                                          2,462,408       2,484,451
                                                                             ==========================
        Net income per common share, diluted                                 $     1.00      $     0.71
                                                                             ==========================

                     FIRST CAPITAL, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                          DECEMBER 31, 2000 AND 1999


(20 - continued)

         Unearned ESOP shares are not considered as outstanding for purposes of computing weighted average common shares outstanding.

(21)     SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION


                                                                       2000                1999
                                                                       ----                ----
         Cash payments for:
            Interest                                                $ 8,979,668        $ 7,424,005
            Income taxes                                              1,229,710          1,215,945

         Noncash investing activities:
            Transfers from loans to real estate
              acquired through foreclosure                          $   118,640        $         -
            Proceeds from sales of foreclosed
              real estate financed through loans                        213,220                  -

---------------------------------------------------------------------------------------------------
                                      BOARD OF DIRECTORS/OFFICERS
---------------------------------------------------------------------------------------------------
Directors

James G. Pendleton                                         Mark D. Shireman
  Chairman of the Board and retired Chief Executive          President of James L. Shireman, Inc.
  Officer of First Harrison Bank

Dennis L. Huber                                            Michael L. Shireman
  President and Publisher of O'Bannon Publishing             President of Uhl Truck Sales, Inc.
  Company, Inc.

Kenneth R. Saulman                                         John W. Buschemeyer
  Supervisor for Clark County REMC                           President and Majority Owner of Hurst Lumber
                                                             Company

Gerald L. Uhl                                              Loren E. Voyles
  Business Manager for Jacobi Sales, Inc.                    Retired President of Harrison County Bank


Earl H. Book                                               James S. Burden
  President of Carriage Ford, Inc.                           Owner of Tracy's Mobile Home Park


James E. Nett                                              Marvin E. Kiesler
   Accountant for Koetter Woodworking, Inc.                  Retired Senior Vice President of Harrison
                                                             County Bank

Executive Officers

William W. Harrod                                          M. Chris Frederick
  President and Chief Executive Officer of First             Senior Vice President, Chief Financial Officer and
  Capital, Inc. and Chief Operating Officer of First         Treasurer
  Harrison Bank

Samuel E. Uhl                                              Joel E. Voyles
  President and Chief Executive Officer of First             Senior Vice President, Retail Banking Operations
  Harrison Bank and Chief Operating Officer of
  First Capital, Inc.

Dennis L. Thomas                                           Bradley B. Backherms
  Senior Vice President, Consumer Lending                    Senior Vice President, Data Information Systems
  Processing and Servicing

--------------------------------------------------------------------------------
                             CORPORATE INFORMATION
--------------------------------------------------------------------------------

General Counsel                                 Independent Auditors

Simpson & Thompson                              Monroe Shine & Co., Inc.
303 N. Capitol Avenue                           222 East Market Street
Corydon, Indiana 47112                          New Albany, Indiana 47150


Special Counsel                                 Transfer Agent

Muldoon Murphy & Faucette LLP                   Registrar and Transfer Company
5101 Wisconsin Ave., N.W.                       10 Commerce Drive
Washington, D.C. 20016                          1-800-368-5948


Common Shares and Dividend Information

The common shares of the Company are traded on the Nasdaq SmallCap Market under the symbol "FCAP." As of December 31, 2000, the Company has 1,311 stockholders of record and 2,537,324 common shares outstanding. This does not reflect the number of persons whose shares are in nominee or "street" name accounts through brokers.

The following table lists quarterly market price and dividend information per common share for the years ended December 31, 2000 and 1999. The dividends presented for the fourth quarter of 1999 exclude a $0.39 per share dividend paid by HCB Bancorp prior to the merger.


                                                                Market price
                                   High      Low    Dividends  end of period
     2000:
             First Quarter        11.06     10.31    0.10          10.92
             Second Quarter       11.16      9.71    0.10          10.53
             Third Quarter        11.39     10.04    0.10          10.63
             Fourth Quarter       11.00     10.14    0.11          11.00

     1999:
             First Quarter      $ 10.08   $  7.98  $ 0.07        $  8.33
             Second Quarter       10.85      8.45    0.08          10.73
             Third Quarter        12.02     10.55    0.10          11.30
             Fourth Quarter       11.78     10.46    0.10          11.54


Dividend payments by the Company depend primarily on dividends received by the Company from the Bank. See Note 16 to Consolidated Financial Statements for information regarding the dividend restrictions applicable to the Bank.

Annual Meeting

The Annual Meeting of Stockholders will be held at 12:00 p.m., Wednesday, April 18, 2001, at the office of the Bank, 220 Federal Drive, N.W., Corydon, Indiana 47112.

General Inquiries and Reports

The Company is required to file an Annual Report on Form 10-KSB for its fiscal year ended December 31, 2000 with the Securities and Exchange Commission. Copies of this Annual Report and the Company's quarterly reports on Form 10-QSB may be obtained without charge by contacting:

William W. Harrod
President and CEO
First Capital, Inc.
220 Federal Drive, N.W.
Corydon, Indiana 47112
(812) 738-2198

The Company's Annual Report and Quarterly Reports are also available through the Securities and Exchange Commission's internet website (www.sec.gov).