Form 10KSB40, Exhibit 13
period 2001-12-31
FIRST CAPITAL INC
filed 2002-04-01
CIK 1070296

EXHIBIT 13.0               ANNUAL REPORT TO STOCKHOLDERS

--------------------------------------------------------------------------------

                               FIRST CAPITAL, INC.

--------------------------------------------------------------------------------



                                TABLE OF CONTENTS



                                                                            Page

Letter to Stockholders...................................................      2
Selected Financial and Other Data........................................    3-4
Management's Discussion and Analysis of
  Financial Condition and Results of Operations..........................   5-13
Independent Auditor's Report.............................................     14
Consolidated Financial Statements........................................  15-18
Notes to Consolidated Financial Statements...............................  19-39
Board of Directors.......................................................     40
Corporate Information....................................................  41-42

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

The Bank is a community-oriented financial institution offering traditional financial services primarily to residents of Harrison County, Indiana, and contiguous counties. The Bank's primary business is attracting deposits from the general public and using those funds to originate one-to-four family residential mortgage loans. The Bank also originates multi-family and commercial real estate loans primarily secured by properties located in Southern Indiana. To a lesser extent, the Bank originates commercial and consumer loans. The Bank's wholly-owned subsidiary, First Harrison Financial Services, Inc., sells property and casualty insurance and non-deposit investment products.

                          [LOGO OF FIRST CAPITAL, INC.]



Dear Shareholders:

First Capital, Inc. had a record year; we would like to thank our shareholders, customers, and staff for helping achieve our goals.

Your continued confidence in the company is appreciated and reflected in an increased stock price, ending the year at $14.40 per share. Management focused on four major goals in 2001.

Our first goal was to continue to grow First Capital, Inc., while tightly managing our expenses. Our efficiency ratio of 54.79% ranks us among the top performers for Indiana Thrift Institutions. The efficiency ratio is the amount of non-interest expense it takes to make one dollar of gross income. We are confident we can continue to improve our efficiency ratio as we manage our planned loan growth and expansion.

Our second goal was to continue to look for ways to efficiently use our capital. We had very good loan growth in 2001. We expect continued positive growth; however we realize that economic conditions could impact the level of loan growth, as we strive to maintain strong asset quality. Our deposits grew 10.12% over last year. Credit should go to our branch staffs and our Pricing Committee for this excellent growth. Many banks have struggled with deposit growth. Our branch staffs and marketing efforts have helped us grow, while maintaining our net interest margin and our profitability objectives.

Our third goal was and is to deliver the best customer service in all the markets we serve. To this end, we will be making a major investment in technology in 2002. This will speed up delivery of information to customers, allow us to better sell services to customers and non-customers, and support further growth without adding people. We will complete this project by late 2002.

Our last goal will always be our continued long-standing tradition of supporting our communities with our time and our money. In 2001, we funded a scholarship at Ivy Tech, we were a major contributor to our new YMCA, we sponsored the Economic Forum and Forecast at Indiana University Southeast, and our staff led the community in major donations to United Way, Relay for Life, American Heart Walk, and many others. Our staff also gave of their time working at the Harrison County Fair, reading books to youth at our adopted school, New Middletown School, worked with the County on a reading program to improve literacy and many other programs.

As you can see, your company stands for many things and you should be proud to be a shareholder of First Capital, Inc. We are proud to have you as a shareholder and appreciate your continued support.

Sincerely,



/s/ WILLIAM W. HARROD               /s/ J. GORDON PENDLETON
-----------------------             -----------------------
William W. Harrod                   J. Gordon Pendleton
President and CEO                   Chairman of the Board

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

FINANCIAL CONDITION DATA:

                                                              At December 31,
                                                      ------------------------------
                                                        2001       2000       1999
                                                      --------   --------   --------
                                                               (In thousands)
Total assets                                          $282,823   $248,582   $222,797
Cash and interest-bearing deposits (1)                  12,382     11,469      9,522
Federal funds sold                                        --         --        4,000
Securities available for sale                           54,891     34,779     30,097
Securities held to maturity                              1,836     11,229     12,325
Loans receivable, net                                  201,730    179,304    154,982
Deposits                                               204,122    185,368    175,342
Advances from Federal Home Loan Bank                    42,825     30,074     16,750
Stockholders' equity, substantially restricted          33,481     31,108     28,877

OPERATING DATA:

                                                      For the Year Ended December 31,
                                                      -------------------------------
                                                        2001       2000       1999
                                                      --------   --------   --------
                                                               (In thousands)
Interest income                                       $ 18,960   $ 17,363   $ 15,101
Interest expense                                         9,842      9,267      7,566
                                                      --------   --------   --------
Net interest income                                      9,118      8,096      7,535
Provision for loan losses                                   66         48        142
                                                      --------   --------   --------
Net interest income after provision for loan losses      9,052      8,048      7,393
                                                      --------   --------   --------
Noninterest income                                       1,675      1,219      1,031
Noninterest expense (2)                                  5,914      5,629      5,574
                                                      --------   --------   --------
Income before income taxes                               4,813      3,638      2,850

Income tax expense                                       1,714      1,180      1,080
                                                      --------   --------   --------
  Net Income                                          $  3,099   $  2,458   $  1,770
                                                      ========   ========   ========

PER SHARE DATA:
Net income - basic                                    $   1.26   $   1.00   $   0.72
Net income - diluted                                      1.25       1.00       0.71
Dividends                                                 0.48       0.41       0.35
Dividends of pooled affiliate                              N/A        N/A       0.39

--------------------------------------------------------------------------------
(1)  Includes interest-bearing deposits in other depository institutions.
(2)  Includes merger related expenses of $439,000 in 1999.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


                                                      At or For the
                                                 Year Ended December 31,
                                             -----------------------------
                                               2001       2000       1999
                                             -------    -------    -------
SELECTED FINANCIAL RATIOS:

Performance Ratios:
Return on assets (1)                           1.17%      1.05%      0.84%
Return on average equity (2)                   9.49%      8.27%      6.05%
Dividend payout ratio                         38.52%     41.40%     51.38%
Average equity to average assets              12.31%     12.64%     13.95%
Interest rate spread (3)                       2.99%      2.97%      3.27%
Net interest margin (4)                        3.71%      3.73%      3.97%
Non-interest expense to average assets         2.23%      2.39%      2.66%
Average interest earning assets to
 average interest bearing liabilities        118.41%    118.30%    118.01%

Regulatory Capital Ratios:
Tier I - adjusted total assets                11.25%     11.92%     12.13%
Tier I - risk based                           19.67%     19.97%     19.64%
Total risk-based                              20.36%     20.63%     19.64%

Asset Quality Ratios:
Nonperforming loans as a percent of
  loans receivable, net (5)                    0.62%      0.32%      0.13%
Nonperforming assets as a
   percent of total assets (6)                 0.52%      0.28%      0.21%
Allowance for loan losses as a percent
   of gross loans receivable                   0.54%      0.64%      0.75%

--------------------------------------------------------------------------------

(1)  Net income divided by average assets.
(2)  Net income divided by average equity.
(3) Difference between weighted average yield on interest-earning assets and weighted average cost of interest-bearing liabilities (taxable equivalent basis).
(4) Net interest income as a percentage of average interest-earning assets (taxable equivalent basis).
(5) Nonperforming loans consist of loans accounted for on a nonaccrual basis and accruing loans 90 days or more past due.
(6) Nonperforming assets consist of nonperforming loans and real estate acquired in settlement of loans, but exclude restructured loans.

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

Because of the risks and uncertainties inherent in forward-looking statements, readers are cautioned not to place undue reliance on them, whether included in this report or made elsewhere from time to time by the Company or on its behalf by its authorized officers. The Company assumes no obligation to update any forward-looking statements.

General

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

Operating Strategy

The Company is the parent company to an independent community-oriented financial institution that delivers quality customer service and offers a wide range of deposit, loan and investment products to its customers. The Company has no other material income other than that generated by the Bank and the Bank's wholly-owned subsidiary, First Harrison Financial Services, Inc., which sells property and casualty insurance and non-deposit investment products.

The Bank's primary business strategy is attracting deposits from the general public and using those funds to originate one-to-four family residential mortgage loans. The Bank's lending activity also includes multi-family residential loans, commercial real estate and business loans and consumer loans. The Bank invests excess liquidity primarily in interest-bearing deposits with the Federal Home Loan Bank of Indianapolis and other financial institutions, U.S. government and agency securities, local municipal obligations and, to a lesser extent, mortgage-backed securities.

In recent years, the Company's operating strategy has also included enhancing profitability by increasing sources of non-interest income and improving operating efficiency while managing its capital and limiting its credit risk and interest rate risk exposures. To accomplish these objectives, the Company has focused on the following:
..    Control credit risk by focusing on the origination of one-to-four family residential mortgage loans and consumer loans, consisting primarily of home equity loans and lines of credit while increasing the market share of commercial real estate and small business loans.
..    Provide quality customer service by expanding and upgrading the branch offices, introducing internet banking and broadening its commercial deposit and loan products.
..    Increase fee income from non-deposit investment products and providing property and casualty insurance.
..    Continue to invest in technology to increase productivity and efficiency.
..    Engage in a capital management strategy to repurchase Company stock and pay dividends to enhance shareholder value.

Merger with HCB Bancorp

On January 12, 2000, the Company completed the plan of merger with HCB Bancorp
(HCB), a bank holding company located in Palmyra, Indiana. HCB was the parent company of Harrison County Bank, a state-chartered commercial bank, which was merged with and into the Bank. The merger provided for an exchange of 15.5 shares of the Company's common stock for each outstanding share of HCB common stock. The merger was accounted for as a pooling of interests and the consolidated financial statements give effect to the merger as if the merger had been consummated as of the earliest date presented. See the accompanying notes to consolidated financial statements for additional information.

Comparison of Financial Condition at December 31, 2001 and 2000

Total assets increased 13.8% from $248.6 million at December 31, 2000 to $282.8 million at December 31, 2001, primarily as a result of increases in investment securities and loans receivable, net, which were funded by growth in deposits and advances from the Federal Home Loan Bank of Indianapolis.

Loans receivable, net, were $179.3 million at December 31, 2000 compared to $201.7 million at December 31, 2001, a 12.5% increase. The loan growth is attributable primarily to a 19.5% growth in residential mortgage and construction loans and a 15.5% growth in commercial business loans offset by a 22.4% decrease in commercial real estate loans. Residential mortgage and construction loans were $119.5 million at December 31, 2000, compared to $142.8 million at December 31, 2001 and commercial business loans increased from $9.8 million at December 31, 2000 to $11.3 million at December 31, 2001. Commercial real estate loans decreased from $20.4 million at December 31, 2000 to $15.8 million at December 31, 2001. Consumer loans grew slightly during the year from $30.6 million at December 31, 2000 to $31.3 million at December 31, 2001.

Securities available for sale, at fair value, consisting primarily of federal agency mortgage-backed certificates, notes and bonds, and municipal obligations, increased $20.1 million or 57.8% from $34.8 million at December 31, 2000 to $54.9 million at December 31, 2001 as a result of purchases of $42.7 million net of maturities and repayments of $23.4 million.

The investment in securities held to maturity, consisting of federal agency mortgage-backed certificates and municipal obligations, decreased from $11.2 million at December 31, 2000 to $1.8 million at December 31, 2001 as a result of maturities and repayments of $9.4 million and sales and transfers of $523,000 offset by purchases of $500,000.

Cash and interest-bearing deposits with banks increased from $11.5 million at December 31, 2000 to $12.4 million at December 31, 2001 as a result of excess liquidity funded by growth in deposits.

Total deposits increased from $185.4 million at December 31, 2000 to $204.1 million at December 31, 2001, a 10.1% increase. The increase in deposits resulted from growth in all categories of deposit accounts. Interest-bearing demand deposits increased $3.9 million in 2001, while noninterest-bearing demand deposits increased $1.5 million in 2001. Savings and money market accounts increased $4.4 million from $46.3 million at December 31, 2000 to $50.7 million at December 31, 2001. Time deposits increased $9.0 million from $95.1 million at December 31, 2000 to $104.1 million at December 31, 2001. Management attributes the growth in deposits to the Company's marketing efforts and the weakened stock market as customers look to safer investments with a guaranteed rate of return.

Total stockholders' equity increased from $31.1 million at December 31, 2000 to $33.5 million at December 31, 2001 primarily as a result of retained net income of $1.9 million and a net unrealized gain on securities available for sale of $377,000.

Allowance for Loan Losses

Loans are the Company's largest concentration of assets and continue to represent the most significant potential risk. In originating loans, the Bank recognizes that losses will be experienced and that the risk of loss will vary with, among other things, the type of loan made, the creditworthiness of the borrower over the term of the loan, general economic conditions and, in the case of a secured loan, the quality of the collateral. The Bank maintains an allowance for loan losses to absorb losses inherent in the loan portfolio. The allowance for loan losses represents management's estimate of probable loan losses based on information available as of the date of the financial statements. The allowance for loan losses is based on management's evaluation of the loan portfolio, including historical loan loss experience, delinquencies, known and inherent risks in the nature and volume of the loan portfolio, information about specific borrower situations, estimated collateral values, and economic conditions.

The loan portfolio is reviewed quarterly by management to evaluate the adequacy of the allowance for loan losses to determine the amount of any adjustment required after considering the loan charge-offs and recoveries for the quarter. Management applies a systematic methodology that incorporates it current judgments about the credit quality of the loan portfolio. In addition, the Office of Thrift Supervision (OTS), as an integral part of their examination process, periodically review the Bank's allowance for loan losses and may require the Bank to make additional provisions for estimated losses based on their judgments about information available to them at the time of their examination.

The methodology used in determining the allowance for loan losses includes segmenting the loan portfolio by identifying risk characteristics common to groups of loans, determining and measuring impairment of individual loans based on the present value of expected future cash flows or the fair value of collateral, and determining and measuring impairment for groups of loans with similar characteristics by applying loss factors that consider the qualitative factors which may effect the loss rates.

Specific allowances related to impaired loans and other classified loans are established where management has identified significant conditions or circumstances related to a loan that management believes indicate that a loss has been incurred. The identification of these loans results from the loan review process that identifies and monitors credits with weaknesses or conditions which call into question the full collection of the contractual payments due under the terms of the loan agreement. Factors considered by management include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due.

For loans evaluated on a group basis, management applies loss factors to groups of loans with common risk characteristics (i.e. residential mortgage loans, home equity loans, credit card loans). The loss factors are derived from the Bank's historical loss experience or, where the Bank does not have loss experience, the peer group loss experience. Peer group loss experience is used after evaluating the attributes of the Bank's loan portfolio as compared to the peer group. Loss factors are adjusted for significant environmental factors that, in management's judgment, affect the collectibility of the loan portfolio segment. The significant environmental factors include the levels and trends in charge-offs and recoveries, trends in volume and terms of loans, levels and trends in delinquencies, the effects of changes in underwriting standards and other lending practices or procedures, the experience and depth of the lending management and staff, effects of changes in credit concentration, changes in industry and market conditions and national and local economic trends and conditions. Management evaluates these conditions on a quarterly basis and evaluates and modifies the assumptions used in establishing the loss factors.

The allowance for loan losses was $1.1 million at December 31, 2001 and $1.2 million at December 31, 2000. Management has deemed these amounts as adequate on those dates based on its evaluation methodology. At December 31, 2001, nonperforming loans totaled $1.3 million or 0.45% of total assets. Included in nonperforming loans are loans over 90 days past due secured by one-to-four family residential real estate in the amount of $375,000 and consumer loans in the amount of $97,000. These loans are accruing interest as the estimated value of the collateral and collection efforts are deemed sufficient to ensure full recovery.

Comparison of Operating Results for the Years Ended December 31, 2001 and 2000

Net Income. Net income was $3.1 million ($1.25 per share diluted) for the year ended December 31, 2001 compared to $2.5 million ($1.00 per share diluted) for the year ended December 31, 2000. The increase was attributable to increases in net interest income of $1.0 million and noninterest income of $456,000 offset by increases in noninterest expenses of $285,000 and income taxes of $534,000.

Net Interest Income. Net interest income increased $1.0 million or 12.6% to $9.1 million in 2001 compared to $8.1 million in 2000 primarily due to an increase in average interest-earning assets during 2001 and an increase in the interest rate spread offset by an increase in average interest-bearing liabilities.

Total interest income increased $1.6 million, or 9.2%, to $19.0 million for 2001 compared to $17.4 million in 2000 primarily due to a higher average balance of interest-earning assets. Interest on loans receivable increased $1.5 million and interest on investment securities increased $121,000 as a result of higher average balances in 2001. The average balance of interest-earning assets increased from $222.2 million in 2000 to $251.2 million in 2001. The average yield on interest-earnings assets decreased from 7.90% in 2000 to 7.63% in 2001 due to decreases in market rates. During 2001, the Federal Reserve Bank lowered the discount rate by 4.75%. While a majority of the loan and securities portfolios are fixed rate in nature, the Bank does hold variable rate investments and loans which have repriced during the year leading to a lower overall effective yield. Also, loan refinancings triggered by lower market interest rates have reduced the loan portfolio average yield.

Total interest expense increased $575,000, or 6.2%, to $9.8 million for 2001 compared to $9.3 million for 2000 primarily due to the growth in deposits and an increase in average borrowings from the Federal Home Loan Bank. The average balances of interest-bearing deposits and advances from the Federal Home Loan Bank were $177.1 million and $34.9 million, respectively, for 2001 compared to $168.7 million and $19.2 million for 2000. The average cost of funds decreased from 4.93% in 2000 to 4.64% in 2001 due to lower market interest rates. For further information see "Average Balance Sheets" below. The changes in interest income and interest expense resulting from changes in volume and changes in rates for 2001 and 2000 are shown in the schedule captioned "Rate/Volume Analysis" included herein.

Provision for Loan Losses. The provision for loan losses was $66,000 for 2001 compared to $48,000 for 2000. During 2001, the net loan portfolio growth was $22.4 million. Commercial and residential real estate loans, consumer installment loans, and commercial business loans increased $19.8 million, $730,000, and $1.5 million, respectively, during this period. The consistent application of management's allowance methodology did not result in an increase in the level of the allowance for loan losses due to lower levels of estimated inherent credit losses in residential and commercial real estate loans. The provisions were recorded to bring the allowance to the level determined in applying the allowance methodology after reduction for net charge-offs during the quarters. See "Allowance for Loan Losses".

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

Noninterest income. Noninterest income increased $456,000 or 37.4% to $1.7 million for 2001 compared to $1.2 million for 2000. The increase is primarily attributable to an increase in service charges on deposit accounts of $361,000 due to growth in transaction accounts and changes in the fee schedule during 2001, an increase in commission income of $44,000 relating primarily to credit life insurance commissions, and an increase in the gain on sale of mortgage loans of $36,000 resulting from the sale of $5.4 million of residential mortgages into the secondary market during 2001.

Noninterest expense. Noninterest expense increased $285,000 or 5.1% to $5.9 million for 2001 compared to $5.6 million in 2000. The increase results primarily from increases in compensation and benefits, data processing expenses, and other operating expenses. Compensation and benefits expense increased $166,000 due to normal salary increases and the increased cost of providing employee health insurance. Data processing expenses increased $43,000 primarily due to increased automated teller machine processing fees and expenses related to internet banking. Other operating expenses increased $102,000 primarily due to increases in loan administration expenses and charitable contributions. Loan administration expenses increased in 2001 as loan originations increased and management offered promotional incentives designed to attract new loans. The charitable contributions include endowing a scholarship at Ivy Tech Vocational School and making a significant contribution towards the establishment of a YMCA in Harrison County, Indiana

Income tax expense. Income tax expense for the year ended December 31, 2001 was $1.7 million, compared to $1.2 million for the same period in 2000. The effective tax rate for 2001 was 35.6% compared to 32.4 % for 2000. The higher effective tax rate for 2001 compared to 2000 resulted from a decrease in tax exempt income in 2001 and a retroactive change in state tax law in 2000. See
Note 10 in the accompanying Notes to Consolidated Financial Statements.

--------------------------------------------------------------------------------

                             AVERAGE BALANCE SHEETS

--------------------------------------------------------------------------------

     The following table sets forth certain information for the periods indicated regarding average balances of assets and liabilities as well as the total dollar amounts of interest income from average interest-earnings assets and interest expense on average interest-bearing liabilities and average yields and costs. Such yields and costs for the periods indicated are derived by dividing income or expense by the average historical cost balances of assets or liabilities, respectively, for the periods presented and do not give effect to changes in fair value that are included as a separate component of stockholders' equity. Average balances are derived from daily balances.

                                                                    Year ended At December 31,
                                               -----------------------------------------------------------------
                                                            2001                             2000
                                               ------------------------------    -------------------------------
                                                                      Average                            Average
(Dollars in thousands)                          Average                Yield/     Average                 Yield/
                                                Balance    Interest     Cost      Balance   Interest       Cost
                                               --------    --------   -------    --------   --------     -------
Interest-earning assets:
  Loans receivable (1)                         $189,916    $ 15,462     8.14%    $167,981   $ 13,994        8.33%
  Investment securities:
    Taxable (2)                                  45,321       2,730     6.02%      40,580      2,608        6.43%
    Tax-exempt (3)                                7,609         568     7.46%       7,325        570        7.78%
                                               --------      ------              --------     ------
      Total investment securities                52,930       3,298     6.23%      47,905      3,178        6.63%
                                               --------      ------              --------     ------

  Federal funds sold                                 --          --       --          533         33        6.19%
  Interest-bearing deposits with banks            8,310         393     4.73%       5,794        352        6.08%
                                               --------      ------              --------     ------
    Total interest-earning assets               251,156      19,153     7.63%     222,213     17,557        7.90%
                                               --------      ------              --------     ------

Noninterest-earning assets                       14,101                            12,964
                                               --------                          --------
  Total assets                                 $265,257                          $235,177
                                               ========                          ========

Interest-bearing liabilities:
  Savings and interest-bearing demand
   deposits                                    $ 76,445    $  1,966     2.57%    $ 75,231   $  2,735        3.64%
  Time deposits                                 100,681       5,714     5.68%      93,450      5,300        5.67%
                                               --------      ------              --------     ------
    Total deposits                              177,126       7,680     4.34%     168,681      8,035        4.76%
                                               --------      ------              --------     ------

  Retail repurchase agreements                       92           3     3.26%        --         --           --
  FHLB advances                                  34,885       2,159     6.19%      19,159      1,232        6.43%
                                               --------      ------              --------     ------
    Total interest-bearing liabilities          212,103       9,842     4.64%     187,840      9,267        4.93%
                                               --------      ------              --------     ------

Noninterest-bearing liabilities:
  Noninterest-bearing deposits                   18,205                            15,243
  Other liabilities                               2,295                             2,376
                                               --------                          --------
    Total liabilities                           232,603                           205,459
Stockholders' equity                             32,654                            29,718
                                               --------                          --------
  Total liabilities and stockholders' equity   $265,257                          $235,177
                                               ========                          ========
Net interest income                                        $  9,311                         $  8,290
                                                           ========                         ========
Interest rate spread                                                    2.99%                               2.97%
                                                                      ======                              ======
Net interest margin                                                     3.71%                               3.73%
                                                                      ======                              ======
Ratio of average interest-earning assets
 to average interest-bearing liabilities                              118.41%                             118.30%
                                                                      ======                              ======


--------------------------------------------------------------------------------
(1)  Average loans receivable includes nonperforming loans.
(2)  Includes taxable debt and equity securities and Federal Home Loan Bank
     Stock.
(3) Tax-exempt income has been adjusted to a tax-equivalent basis using the federal marginal tax rate of 34%.

--------------------------------------------------------------------------------

                              RATE/VOLUME ANALYSIS

--------------------------------------------------------------------------------

     The following table sets forth the effects of changing rates and volumes on net interest income and interest expense. Information is provided with respect to (i) effects on interest income attributable to changes in volume (changes in volume multiplied by prior rate); (ii) effects attributable to changes in rate (changes in rate multiplied by prior volume); and (iii) effects attributable to changes in rate and volume (changes in rate multplied by changes in volume). Tax exempt income has been adjusted to a tax-equivalent basis using the federal marginal tax rate of 34%.

                                                      2001 Compared to 2000
                                                    Increase (Decrease) Due to
                                                  --------------------------------
                                                                   Rate/
                                                  Rate    Volume   Volume     Net
                                                  -----   ------   ------   ------
                                                          (In thousands)
Interest-earning assets:
  Loans receivable                                $(319)  $1,829    $(42)   $1,468
  Investment securities:
    Taxable                                        (166)     307     (19)      122
    Tax-exempt                                      (22)      21      (1)       (2)
                                                  -----   ------    ----    ------
      Total investment securities                  (188)     328     (20)      120
                                                  -----   ------    ----    ------

  Federal funds sold                                (33)     (33)     33       (33)
  Interest-bearing deposits with banks              (78)     153     (34)       41
                                                  -----   ------    ----    ------
    Total net change in income
     on interest-earning assets                    (618)   2,277     (63)    1,596
                                                  -----   ------    ----    ------

Interest-bearing liabilities:
  Interest-bearing deposits                        (708)     388     (35)     (355)
  Retail repurchase agreements                       --       --       3         3
  FHLB advances                                     (46)   1,011     (38)      927
                                                  -----   ------    ----    ------

    Total net change in expense
     on interest-bearing liabilities               (754)   1,399     (70)      575
                                                  -----   ------    ----    ------

  Net change in net interest income               $ 136   $  878    $  7    $1,021
                                                  =====   ======    ====    ======

Liquidity and Capital Resources

The Bank's primary sources of funds are deposits and proceeds from loan repayments and prepayments, and from the sale and maturity of securities. The Bank may also borrow from the Federal Home Loan Bank of Indianapolis. While loan repayments and maturities and sales of securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by market interest rates, general economic conditions and competition. At December 31, 2001, the Bank had cash and interest-bearing deposits with banks of $12.4 million and securities available for sale with a fair value of $54.9 million. If the Bank requires funds beyond its ability to generate them internally, it has additional borrowing capacity with the Federal Home Loan Bank of Indianapolis and collateral eligible for repurchase agreements.

The Bank's primary investing activity is the origination of one-to-four family mortgage loans and, to a lesser extent, consumer, multi-family, commercial real estate, commercial business and residential construction loans. The Bank also invests in U.S. government and agency securities and mortgage-backed securities issued by U.S. government agencies.

The Bank must maintain an adequate level of liquidity to ensure the availability of sufficient funds to support loan growth and deposit withdrawals, to satisfy financial commitments and to take advantage of investment opportunities. At December 31, 2001, the Bank had total commitments to extend credit of $28.2 million. See Note 14 of Notes to Consolidated Financial Statements. At December 31, 2001, the Bank had certificates of deposit scheduled to mature within one year of $60.0 million. Historically, the Bank has been able to retain a significant amount of its deposits as they mature.

The Bank is required to maintain specific amounts of capital pursuant to OTS regulations. As of December 31, 2001, the Bank was in compliance with all regulatory capital requirements which were effective as of such date with tangible, core and risk-based capital ratios of 11.3%, 11.3% and 20.4%, respectively.

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

The following table is provided by the OTS and sets forth the change in the Bank's NPV at December 31, 2001, based on OTS assumptions, that would occur in the event of an immediate change in interest rates, with no effect given to any steps that management might take to counteract that change. Due to the level of market interest rates at December 31, 2001, the table provides information for only a sustained 100 basis point decrease in market interest rates.


                                         At December 31, 2001
               ------------------------------------------------------------------------
                      Net Portfolio Value                 Net Portfolio Value as a
               ---------------------------------     ----------------------------------
    Change      Dollar       Dollar      Percent     Percent of Present Value of Assets
    ------      ------       ------      -------     ----------------------------------
   In Rates     Amount       Change       Change         NPV Ratio           Change
   --------     ------       ------       ------         ---------           ------
                                 (Dollars in thousands)

    300 bp     $ 28,433     $(13,234)      (32)%           10.25%            (378)bp
    200 bp       32,971       (8,696)      (21)            11.62             (241)bp
    100 bp       37,563       (4,104)      (10)            12.93             (110)bp
     -- bp       41,667           --        --             14.03               -- bp
   (100)bp       43,495        1,828         4             14.43               40 bp

The above table indicates that in the event of a sudden and sustained increase in prevailing market interest rates, the Bank's NPV would be expected to decrease, and that in the event of a sudden and sustained decrease in prevailing market interest rates, the Bank's NPV would be expected to increase. The differing scenarios are primarily attributable to the relatively high percentage of fixed-rate loans in the Company's loan portfolio. At December 31, 2001, approximately 78.3% of the loan portfolio consisted of fixed-rate loans.

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

                             [LOGO OF MONROE SHINE]



                          Independent Auditor's Report



The Board of Directors
First Capital, Inc.
Corydon, Indiana


We have audited the accompanying consolidated balance sheets of First Capital, Inc. and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and cash flows for the years ended December 31, 2001 and 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Capital, Inc. and Subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years ended December 31, 2001 and 2000 in conformity with accounting principles generally accepted in the United States of America.



/s/ MONROE SHINE


New Albany, Indiana
January 11, 2002

                      FIRST CAPITAL, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2001 AND 2000

                                                                                          2001                2000
                                                                                          ----                ----
ASSETS

  Cash and due from banks                                                              $ 7,183,882         $ 6,010,281
  Interest-bearing deposits with banks                                                   5,198,423           5,458,413
  Securities available for sale, at fair value                                          54,891,268          34,778,541
  Securities held to maturity (fair value of $1,850,258 in 2001;
    $11,161,645 in 2000)                                                                 1,835,651          11,229,045
  Loans receivable, net of allowance for loan losses of
    $1,102,653 in 2001 and $1,183,638 in 2000                                          201,730,217         179,304,270
  Federal Home Loan Bank stock, at cost                                                  2,178,800           1,503,800
  Foreclosed real estate                                                                   212,293             118,640
  Premises and equipment                                                                 5,940,291           6,227,746
  Accrued interest receivable:
    Loans                                                                                1,043,391           1,154,869
    Securities                                                                             797,854             790,552
  Cash value of life insurance                                                           1,214,260           1,160,985
  Other assets                                                                             597,015             844,990
                                                                                     -------------       --------------

      Total Assets                                                                   $ 282,823,345       $ 248,582,132
                                                                                     =============       =============

LIABILITIES
  Deposits:
    Noninterest-bearing                                                               $ 18,629,242        $ 17,123,415
    Interest-bearing                                                                   185,492,942         168,244,737
                                                                                     -------------       --------------
      Total deposits                                                                   204,122,184         185,368,152

  Retail repurchase agreements                                                             284,221                   -
  Advances from Federal Home Loan Bank                                                  42,824,645          30,074,207
  Accrued interest payable                                                               1,252,736           1,306,006
  Other liabilities                                                                        858,894             726,070
                                                                                     -------------       -------------
      Total Liabilities                                                                249,342,680         217,474,435
                                                                                     -------------       -------------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY

  Preferred stock of $.01 par value per share
    Authorized 1,000,000 shares; none issued                                                     -                   -
  Common stock of $.01 par value per share
    Authorized 5,000,000 shares; issued 2,545,961 shares
    (2,537,324 shares in 2000)                                                              25,460              25,373
  Additional paid-in capital                                                            12,878,050          12,811,494
  Retained earnings-substantially restricted                                            21,127,319          19,221,842
  Accumulated other comprehensive income                                                   231,153            (145,398)
  Unearned stock compensation                                                             (212,083)           (282,854)
  Unearned ESOP shares                                                                    (481,760)           (522,760)
  Less treasury stock, at cost - 7,146 shares                                              (87,474)                  -
                                                                                     -------------       --------------
      Total Stockholders' Equity                                                        33,480,665          31,107,697
                                                                                     -------------       --------------
      Total Liabilities and Stockholders' Equity                                     $ 282,823,345       $ 248,582,132
                                                                                     =============       ==============


See notes to consolidated financial statements.

                      FIRST CAPITAL, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                     YEARS ENDED DECEMBER 31, 2001 AND 2000


                                                                               Accumulated
                                                  Additional                       Other       Unearned        Unearned
                                       Common       Paid-in      Retained      Comprehensive     Stock           ESOP
                                       Stock        Capital      Earnings          Income     Compensation      Shares
                                    ----------  ------------    -----------    -------------  ------------    ----------

Balances at January 1, 2000         $   25,066  $ 12,445,776    $17,781,325    $  (811,737)   $      --       $ (563,760)

COMPREHENSIVE INCOME

  Net income                              --            --        2,458,157           --             --             --
  Other comprehensive income:
    Change in unrealized loss
      on securities available
      for sale,
      net of deferred income
      tax expense of $437,055             --            --             --          666,339           --             --
    Less: reclassification
    adjustment                            --            --             --             --             --             --

      Total comprehensive
      income


Cash dividends ($0.41 per share)          --            --       (1,017,640)          --             --             --
Restricted stock
 grants                                    307       353,318           --             --         (353,625)          --
Shares released by ESOP trust             --          12,400           --             --             --           41,000
Stock compensation expense                --            --             --             --           70,771           --
                                    ----------  ------------    -----------    -----------    -----------     ----------
Balances at December  31, 2000          25,373    12,811,494     19,221,842       (145,398)      (282,854)      (522,760)

COMPREHENSIVE INCOME
  Net income                              --            --        3,099,243           --             --             --
  Other comprehensive income:
    Change in unrealized loss
     on securities available for
     sale, net of deferred income
     tax expense of $246,981              --            --             --          376,551           --             --
    Less: reclassification
     adjustment                           --            --             --             --             --             --

      Total comprehensive
       income

Cash dividends ($0.48 per share)          --            --       (1,193,766)          --             --             --
Exercise of stock
 options                                    87        50,283           --             --             --             --
Shares released by ESOP trust             --          16,273           --             --             --           41,000
Stock compensation expense                --            --             --             --           70,771           --
Purchase of treasury stock
    (7,146 shares)                        --            --             --             --             --             --
                                    ----------  ------------    -----------    -----------    -----------     ----------
Balances at December  31, 2001      $   25,460   $12,878,050    $21,127,319    $   231,153    $  (212,083)    $ (481,760)
                                    ==========   ===========    ===========    ===========    ===========     ==========






                                      Treasury
                                       Stock        Total
                                      --------    -----------

Balances at January 1, 2000           $   --      $28,876,670

COMPREHENSIVE INCOME

  Net income                              --        2,458,157
  Other comprehensive income:
    Change in unrealized loss
      on securities available
      for sale,
      net of deferred income
      tax expense of $437,055             --          666,339
    Less: reclassification
    adjustment                            --             --
                                                  -----------
      Total comprehensive
      income                                        3,124,496
                                                  -----------

Cash dividends ($0.41 per share)          --       (1,017,640)
Restricted stock
 grants                                   --             --
Shares released by ESOP trust             --           53,400
Stock compensation expense                --           70,771
                                      --------    -----------
Balances at December  31, 2000            --       31,107,697

COMPREHENSIVE INCOME
  Net income                              --        3,099,243
  Other comprehensive income:
    Change in unrealized loss
     on securities available for
     sale, net of deferred income
     tax expense of $246,981              --          376,551
    Less: reclassification
     adjustment                           --             --
                                                  -----------
      Total comprehensive
       income                                       3,475,794
                                                  -----------
Cash dividends ($0.48 per share)          --       (1,193,766)
Exercise of stock
 options                                  --           50,370
Shares released by ESOP trust             --           57,273
Stock compensation expense                --           70,771
Purchase of treasury stock
    (7,146 shares)                     (87,474)       (87,474)
                                      --------    -----------
Balances at December  31, 2001        $(87,474)   $33,480,665
                                      ========    ===========


See notes to consolidated financial statements.

                      FIRST CAPITAL, INC. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                     YEARS ENDED DECEMBER 31, 2001 AND 2000

                                                                                               2001               2000
                                                                                               ----               ----
INTEREST INCOME
  Loans, including fees                                                                       $15,462,139        $13,993,666
  Securities:
   Taxable                                                                                      2,600,194          2,500,061
   Tax-exempt                                                                                     374,889            375,888
  Federal funds sold                                                                                    -             32,555
  Federal Home Loan Bank dividends                                                                130,078            108,522
  Interest-bearing deposits in banks                                                              392,708            352,076
                                                                                              -----------        -----------
     Total interest income                                                                     18,960,008         17,362,768
                                                                                              -----------        -----------

INTEREST EXPENSE

  Deposits                                                                                      7,679,827          8,035,010
  Retail repurchase agreements                                                                      2,831                  -
  Advances from Federal Home Loan Bank                                                          2,159,527          1,231,762
                                                                                              -----------        -----------
      Total interest expense                                                                    9,842,185          9,266,772
                                                                                              -----------        -----------

      Net interest income                                                                       9,117,823          8,095,996

  Provision for loan losses                                                                        66,000             48,000
                                                                                              -----------        -----------
      Net interest income after provision for loan losses                                       9,051,823          8,047,996
                                                                                              -----------        -----------

NONINTEREST INCOME

  Service charges on deposit accounts                                                           1,230,002            868,591
  Commission income                                                                               244,644            201,002
  Gain on sale of securities                                                                       15,555                  -
  Gain on sale of mortgage loans                                                                  123,591             87,266
  Other income                                                                                     61,495             62,437
                                                                                              -----------        -----------
      Total noninterest income                                                                  1,675,287          1,219,296
                                                                                              -----------        -----------

NONINTEREST EXPENSE

  Compensation and benefits                                                                     3,197,793          3,032,101
  Occupancy and equipment                                                                         741,007            745,879
  Data processing                                                                                 455,566            412,933
  Merger related expenses                                                                               -             20,453
  Other expenses                                                                                1,519,079          1,417,558
                                                                                              -----------        -----------
      Total noninterest expense                                                                 5,913,445          5,628,924
                                                                                              -----------        -----------

      Income before income taxes                                                                4,813,665          3,638,368

   Income tax expense                                                                           1,714,422          1,180,211
                                                                                              -----------        -----------

         Net Income                                                                           $ 3,099,243        $ 2,458,157
                                                                                              ===========        ===========

         Net income per common share, basic                                                        $ 1.26             $ 1.00
                                                                                              ===========        ===========

         Net income per common share, diluted                                                      $ 1.25             $ 1.00
                                                                                              ===========        ===========


See notes to consolidated financial statements.

                      FIRST CAPITAL, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                     YEARS ENDED DECEMBER 31, 2001 AND 2000

                                                                                             2001              2000
                                                                                             ----              ----
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                                                               $ 3,099,243       $ 2,458,157
  Adjustments to reconcile net income to net cash provided
    by operating activities:
      Amortization of premium and accretion of discount on securities, net                      30,847            (7,651)
      Depreciation expense                                                                     463,264           488,948
      Deferred income taxes                                                                     18,971          (134,075)
      ESOP and stock compensation expense                                                      128,044           124,171
      Increase in cash value of life insurance                                                 (53,275)          (50,398)
      Provision for loan losses                                                                 66,000            48,000
      Gain on sale of securities                                                               (15,555)                -
      Proceeds from the sale of mortgage loans                                               5,488,218         3,671,898
      Mortgage loans originated for sale                                                    (5,364,627)       (3,584,632)
      Gain on sale of mortgage loans                                                          (123,591)          (87,266)
      (Increase) decrease in accrued interest receivable                                       104,176          (366,953)
      Increase (decrease) in accrued interest payable                                          (53,270)          287,105
      Net change in other assets/liabilities                                                   114,848           (16,645)
                                                                                          ------------      ------------
        Net Cash Provided By Operating Activities                                            3,903,293         2,830,659
                                                                                          ------------      ------------

CASH FLOWS FROM INVESTING ACTIVITIES

  Net (increase) decrease in interest-bearing deposits with banks                              259,990        (1,756,760)
  Decrease in federal funds sold                                                                     -         4,000,000
  Purchase of securities available for sale                                                (42,716,013)       (6,957,369)
  Purchase of securities held to maturity                                                     (500,000)                -
  Proceeds from maturities of securities available for sale                                 21,938,000         2,800,000
  Proceeds from maturities of securities held to maturity                                    9,270,100           981,600
  Proceeds from sale of securities held to maturity                                            356,432                 -
  Principal collected on mortgage-backed securities                                          1,540,387           700,700
  Net increase in loans receivable                                                         (22,618,022)      (24,308,654)
  Purchase of Federal Home Loan Bank stock                                                    (675,000)         (251,400)
  Proceeds from sale of foreclosed real estate                                                  32,422            75,488
  Purchase of premises and equipment                                                          (175,809)         (257,530)
                                                                                          ------------      ------------
        Net Cash Used By Investing Activities                                              (33,287,513)      (24,973,925)
                                                                                          ------------      ------------

CASH FLOWS FROM FINANCING ACTIVITIES

  Net increase in deposits                                                                  18,754,032        10,026,643
  Net increase in retail repurchase agreements                                                 284,221                 -
  Advances from Federal Home Loan Bank                                                      16,000,000        42,000,000
  Repayment of advances from Federal Home Loan Bank                                         (3,249,562)      (28,675,793)
  Exercise of stock options                                                                     50,370                 -
  Purchase of treasury stock                                                                   (87,474)                -
  Dividends paid                                                                            (1,193,766)       (1,017,640)
                                                                                          ------------      ------------
        Net Cash Provided By Financing Activities                                           30,557,821        22,333,210
                                                                                          ------------      ------------

Net Increase in Cash and Due From Banks                                                      1,173,601           189,944

Cash and due from banks at beginning of year                                                 6,010,281         5,820,337
                                                                                          ------------      ------------

Cash and Due From Banks at End of Year                                                     $ 7,183,882       $ 6,010,281
                                                                                          ============      ============

See notes to consolidated financial statements.

                      FIRST CAPITAL, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000



(1)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Nature of Operations

         First Capital, Inc. (the Company) is the thrift holding company of First Harrison Bank (the Bank), a wholly-owned subsidiary. The Bank is a federally-chartered savings bank which provides a variety of banking services to individuals and business customers through nine locations in Southern Indiana. The Bank's primary source of revenue is single-family residential loans. The Bank's wholly-owned subsidiary, First Harrison Financial Services, Inc., sells property and casualty insurance and non-deposit investment products.

         Basis of Presentation and Consolidation

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

                      FIRST CAPITAL, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                           DECEMBER 31, 2001 AND 2000


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

                      FIRST CAPITAL, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                           DECEMBER 31, 2001 AND 2000


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

         Mortgage Servicing Rights and Loan Servicing

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

         Loan servicing fees are recognized in income as monthly principal and interest payments are collected on mortgages. Costs of loan servicing are charged to expense as incurred.

         Amortization of Intangibles

         Intangibles relating to the acquisition of a branch banking facility are amortized over 15 years using the straight-line method.

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

                      FIRST CAPITAL, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                           DECEMBER 31, 2001 AND 2000


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

         Advertising

         Advertising costs are charged to operations when incurred

         Recent Accounting Pronouncements

         In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133 (SFAS 133), Accounting for Derivative Instruments and Hedging Activities. SFAS 133, as amended by SFAS 138 in June 2000, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. It required that an entity recognize all derivatives as either assets or liabilities in the statement of condition and measure those instruments at fair value. The FASB issued SFAS 137, Accounting for Derivative Investments and Hedging Activities - Deferral of the Effective Date of SFAS No. 133, which extended the effective date of implementation of SFAS 133 to fiscal quarters of fiscal years beginning after June 15, 2000. The implementation of this standard had no impact on the Company's financial condition and results of operations.

         In September 2000, FASB issued SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities. The statement replaces SFAS 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. It revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but it carries over most of SFAS 125's provisions without reconsideration. The statement was effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. The statement was effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. The implementation of this standard had no impact on the Company's financial condition or results of operations.

         In June 2001, FASB issued SFAS 141, Business Combinations, which amends or supersedes interpretations in APB Opinion No. 16, Business Combinations and supersedes SFAS 38, Accounting for Preacquisition Contingencies of Purchased Enterprises. The provisions of SFAS 141 apply to all business combinations initiated after June 30, 2001 and requires the use of the purchase method of accounting and addresses financial accounting and report for goodwill and other intangibles acquired in a business combination at acquisition. The purchase method accounts for a business combination as the acquisition of one company by another. The acquiring company records at its cost the acquired assets less liabilities assumed. A difference between the cost of the acquired company and the sum of the fair values of tangible and identifiable intangible assets less liabilities is recorded as goodwill. Also, in June 2001, FASB issued SFAS 142, Goodwill and Other Intangible Assets, which supersedes APB Opinion No. 17, Intangible Assets. SFAS 142 addresses financial accounting and reporting for intangible assets acquired individually or with a group of other assets (but not those acquired in a business combination) and also addresses financial accounting and reporting for goodwill and other intangible assets subsequent to their acquisition. Under this statement, goodwill shall not be amortized but will be evaluated for impairment. The provisions of SFAS 142 are required to be applied starting with fiscal years beginning after December 15, 2001. The implementation of this statement did not have a material impact on the Company's financial condition and results of operations.

                      FIRST CAPITAL, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                           DECEMBER 31, 2001 AND 2000


(1 - continued)

         In June 2001, FASB issued SFAS 143, Accounting for Asset Retirement Obligations. This statement applies to all entities and the legal obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal operation of a long-lived asset, except for certain obligations of lessees. This statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The implementation of this standard is not expected to have an impact on the Company's financial condition and results of operations.

         In August 2001, FASB issued SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This statement supersedes SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and establishes a single financial accounting model for long-lived assets to be disposed of by sale. The statement retains the requirements of SFAS 121 to recognize an impairment loss if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and measure an impairment loss as the difference between the carrying amount and the fair value of the asset. The implementation of this standard is not expected to have an impact on the Company's financial condition or results of operations.

(2)      RESTRICTION ON CASH AND DUE FROM BANKS

         The Bank is required to maintain reserve balances on hand and with the Federal Reserve Bank which are noninterest bearing and unavailable for investment. The average amount of those reserve balances for the year ended December 31, 2001 and 2000 were approximately $1,104,000 and $757,000 respectively.

(3)      DEBT AND EQUITY SECURITIES

         Debt and equity securities have been classified in the balance sheets according to management's intent. Investment securities at December 31, 2001 and 2000 are summarized as follows:


                                                                        Gross         Gross
                                                        Amortized    Unrealized    Unrealized       Fair
                                                          Cost          Gains        Losses         Value
             December 31, 2001:
             Securities available for sale:
               Mortgage-backed securities:
                 FNMA certificates                     $   457,668   $        --   $    10,716   $   446,952
                 GNMA certificates                       1,785,617         6,480            --     1,792,097
                 FHLMC certificates                        310,174         4,523            --       314,697
                 FNMA REMICS                             2,022,167         4,639        19,487     2,007,319
                 FHLMC REMICS                            2,033,426        16,353        19,394     2,030,385
                                                       -----------------------------------------------------
                                                         6,609,052        31,995        49,597     6,591,450
                                                       -----------------------------------------------------
               Other debt securities:
                 Federal agency                         39,662,021       528,972       117,898    40,073,095
                 Municipal                               7,061,710        71,290        72,106     7,060,894
                                                       -----------------------------------------------------
                                                        46,723,731       600,262       190,004    47,133,989
                                                       -----------------------------------------------------

               Mutual funds                              1,175,717        10,218        20,106     1,165,829
                                                       -----------------------------------------------------

                 Total securities available for sale   $54,508,500   $   642,475   $   259,707   $54,891,268
                                                       =====================================================

                      FIRST CAPITAL, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                           DECEMBER 31, 2001 AND 2000


(3 - continued)

                                                                        Gross         Gross
                                                        Amortized    Unrealized    Unrealized       Fair
                                                          Cost          Gains        Losses         Value
             December 31, 2001:
             Securities held to maturity:
               Mortgage-backed securities:
                 FNMA certificates                     $   240,634   $     1,554   $     4,644   $   237,544
                 GNMA certificates                         152,014         1,610           736       152,888
                                                       -----------------------------------------------------
                                                           392,648         3,164         5,380       390,432
                                                       -----------------------------------------------------
                 Other debt securities:
                   Municipal                             1,443,003        16,823            --     1,459,826
                                                       -----------------------------------------------------

                   Total securities held to maturity   $ 1,835,651   $    19,987   $     5,380   $ 1,850,258
                                                       =====================================================

             December 31, 2000:
             Securities available for sale:
               Mortgage-backed securities:
                 FHLMC certificates                    $   581,685   $        --   $     3,072   $   578,613
                 GNMA certificates                       2,928,927            --        37,328     2,891,599
                                                       -----------------------------------------------------
                                                         3,510,612            --        40,400     3,470,212
                                                       -----------------------------------------------------
               Other debt securities:
                 Federal agency                         25,448,400       124,526       297,549    25,275,377
                 Municipal                               4,954,187        39,417        51,092     4,942,512
                                                       -----------------------------------------------------
                                                        30,402,587       163,943       348,641    30,217,889
                                                       -----------------------------------------------------

               Mutual funds                              1,106,106            --        15,666     1,090,440
                                                       -----------------------------------------------------

                 Total securities available for sale   $35,019,305   $   163,943   $   404,707   $34,778,541
                                                       =====================================================

             Securities held to maturity:
               Mortgage-backed securities:
                 FHLMC certificates                    $    22,142   $        15   $        --   $    22,157
                 GNMA certificates                         207,993            --         5,039       202,954
                 FNMA certificates                         280,244           933        14,780       266,397
                                                       -----------------------------------------------------
                                                           510,379           948        19,819       491,508
                                                       -----------------------------------------------------
               Other debt securities:
                 Federal agency                          8,485,359            --        97,442     8,387,917
                 Municipal                               2,233,307        48,913            --     2,282,220
                                                       -----------------------------------------------------
                                                        10,718,666        48,913        97,442    10,670,137
                                                       -----------------------------------------------------

                 Total securities held to maturity     $11,229,045   $    49,861   $   117,261   $11,161,645
                                                       =====================================================


         During 2001, the Bank sold non-rated municipal securities classified as held to maturity with an amortized cost of $356,432 and recognized a gain of $15,555. These securities were sold following a recent examination by the Office of Thrift Supervision (OTS) which has required divestiture of these holdings within three years. The OTS limits the holdings of non-rated municipal securities to those issued by a municipality in which the institution has an office. Through the merger with HCB Bancorp, the Bank acquired certain non-rated municipal securities issued by municipalities in which the Bank does not have an office. At March 31, 2001, the Bank transferred from the held to maturity category to the available for sale category non-rated municipal securities with an amortized cost of $182,376. At December 31, 2001, the Bank holds non-rated municipal securities in the available for sale category with a carrying value of $1,070,703 which must be divested before December 31, 2004.

                      FIRST CAPITAL, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                           DECEMBER 31, 2001 AND 2000


(3 - continued)

         The amortized cost and fair value of debt securities as of December 31, 2001, by contractual maturity, are shown below. Expected maturities of mortgage-backed securities may differ from contractual maturities because the mortgages underlying the obligations may be prepaid without penalty.

                                               Securities Available for Sale   Securities Held to Maturity
                                               -----------------------------   ---------------------------
                                                Amortized           Fair        Amortized         Fair
                                                   Cost             Value          Cost           Value

             Due in one year or less           $ 3,916,586       $ 3,996,789   $   826,993     $   830,228
             Due after one year through five
               years                            32,212,395        32,542,995       525,010         538,598
             Due after five years through
               ten years                         9,053,636         9,087,928        91,000          91,000
             Due after ten years                 1,541,114         1,506,277            --              --
                                               -----------------------------------------------------------
                                                46,723,731        47,133,989     1,443,003       1,459,826
             Mortgage-backed securities          6,609,052         6,591,450       392,648         390,432
                                               -----------------------------------------------------------

                                               $53,332,783       $53,725,439   $ 1,835,651     $ 1,850,258
                                               ===========================================================

         Certain securities were pledged to secure advances from the Federal Home Loan Bank at December 31, 2001. (See Note 8)

(4)      LOANS

         Loans receivable at December 31, 2001 and 2000 consisted of the following:


                                                             2001           2000
                                                             ----           ----
             Real estate mortgage loans:
               Residential                               $132,348,492   $109,812,449
               Land                                         4,381,011      3,356,389
               Residential construction                    10,476,939      9,665,497
               Commercial real estate                      15,810,867     20,371,994
             Commercial business loans                     11,339,361      9,815,614
             Consumer loans:
               Home equity and second mortgage loans       12,962,816     11,348,657
               Automobile loans                            10,376,402     10,156,005
               Loans secured by savings accounts            1,309,396      1,554,237
               Unsecured loans                              1,721,400      1,609,396
               Other consumer loans                         4,949,299      5,919,878
                                                         ---------------------------
                  Gross loans receivable                  205,675,983    183,610,116
                                                         ---------------------------
             Less:
               Deferred loan origination fees, net            116,189        228,992
               Undisbursed portion of loans in process      2,726,924      2,893,217
               Allowance for loan losses                    1,102,653      1,183,637
                                                         ---------------------------
                                                            3,945,766      4,305,846
                                                         ---------------------------

                  Loans receivable, net                  $201,730,217   $179,304,270
                                                         ===========================

                      FIRST CAPITAL, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                           DECEMBER 31, 2001 AND 2000


(4 - continued)

         Mortgage loans serviced for the benefit of others amounted to $10,061,396 and $10,265,945 at December 31, 2001 and 2000,
         respectively. The balance of capitalized mortgage servicing rights, carried at estimated fair value, included in other assets at December 31, 2001 and 2000, was $124,231 and $115,861, respectively. The estimated fair value of mortgage servicing rights was determined using a discount rate of 10 percent and prepayment speeds ranging from 2.22 percent to 13.44 percent, depending upon the stratification of the specific rights. During the years ended December 31, 2001 and 2000 , the Bank capitalized mortgage servicing rights amounting to $77,206 and $42,357, respectively. The Bank recognized amortization of $68,836 and $18,915, for the years ended December 31, 2001 and 2000, respectively.

         An analysis of the allowance for loan losses is as follows:

                                          2001              2000
                                          ----              ----

             Beginning balances        $ 1,183,638     $ 1,193,606
             Provision                      66,000          48,000
             Recoveries                     74,940          17,778
             Loans charged-off            (221,925)        (75,746)
                                       ---------------------------

             Ending balances           $ 1,102,653     $ 1,183,638
                                       ===========================

         The Bank had loans amounting to approximately $806,000 and $251,000 specifically classified as impaired at December 31, 2001 and 2000, respectively. The average recorded investment in impaired loans amounted to approximately $356,000 and $132,000 for the years ended December 31, 2001 and 2000, respectively. The Bank had a specific allowance for loan losses related to impaired loans of $165,729 at December 31, 2001. The Bank had no specific allowance for loan losses related to impaired loans at December 31, 2000. Interest income on impaired loans of $18,374 was recognized in 2001 for cash payments received. No interest income on impaired loans was recognized in 2000.

         The Bank has entered into loan transactions with certain directors, officers and their affiliates (related parties). In the opinion of management, such indebtedness was incurred in the ordinary course of business on substantially the same terms as those prevailing at the time for comparable transactions with other persons.

         The following table represents the aggregate activity for related party loans during the year ended December 31, 2001:


             Beginning balance                         $ 2,045,566
             New loans                                   1,014,826
             Payments                                   (1,268,548)
                                                       -----------

             Ending balance                            $ 1,791,844
                                                       ===========

         The Bank has purchased commercial paper from a corporation where a director is considered a related party. In the opinion of management, these transactions were made in the ordinary course of business on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with unrelated parties. During the year ended December 31, 2001, the Bank granted approximately $2,424,000, to customers of the corporation and such loans had an aggregate outstanding balance of approximately $1,957,000 at December 31, 2001.

                      FIRST CAPITAL, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                           DECEMBER 31, 2001 AND 2000


(5)      PREMISES AND EQUIPMENT

         Premises and equipment consisted of the following:

                                                    2001         2000
                                                    ----         ----

             Land and land improvements          $1,146,490   $1,146,490
             Leasehold improvements                 153,077      148,283
             Office building                      4,870,478    4,819,652
             Furniture, fixtures and equipment    2,308,390    2,241,964
                                                 -----------------------
                                                  8,478,435    8,356,389
             Less accumulated depreciation        2,538,144    2,128,643
                                                 -----------------------

               Totals                            $5,940,291   $6,227,746
                                                 =======================

(6)      DEPOSITS

         The aggregate amount of time deposit accounts with balances of $100,000 or more was approximately $24,592,000 and $19,454,000 at December 31, 2001 and 2000, respectively. Deposit account balances in excess of $100,000 are not federally insured.

         At December 31, 2001, scheduled maturities of time deposits were as follows:

             Year ending December 31:
                2002                             $ 60,017,496
                2003                               19,180,850
                2004                                9,958,086
                2005                               11,183,443
                2006 and thereafter                 3,720,428
                                                 ------------

                  Total                          $104,060,303
                                                 ============

         The Bank held deposits of approximately $6,670,000 and $4,387,000 for related parties at December 31, 2001 and 2000, respectively.

(7)      RETAIL REPURCHASE AGREEMENTS

         Retail repurchase agreements represent overnight borrowings from deposit customers and the debt securities sold under the repurchase agreements were under the control of the Bank at December 31, 2001. Information concerning borrowings under repurchase agreements at December 31, 2001 and for the year then ended is summarized as follows:

         Weighted average interest rate during the year                      3.12%
         Average daily balance                                         $   90,752
         Maximum month-end balance during the year                     $  578,534
         Amortized cost of debt securities underlying the agreements   $1,019,710
         Fair value of debt securities underlying the agreements       $1,056,644

(8)      ADVANCES FROM FEDERAL HOME LOAN BANK

         At December 31, 2001 and 2000, advances from the Federal Home Loan Bank were as follows:

                                         2001                      2000
                               -----------------------   -----------------------
                               Weighted                  Weighted
                                Average                   Average
                                 Rate        Amount        Rate        Amount

         Fixed rate advances     5.87%     $42,824,645     6.30%     $30,074,207
                                 ===============================================

                      FIRST CAPITAL, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                           DECEMBER 31, 2001 AND 2000

(8 - continued)

         The following is a schedule of maturities for advances outstanding as of December 31, 2001:

             Due in:

                2002                             $  3,505,094
                2003                                3,528,004
                2004                                2,442,497
                2005                                7,101,821
                2006                                2,361,097
                Thereafter                         23,886,132
                                                 ------------

                  Total                          $ 42,824,645
                                                 ============

         The advances are secured under a blanket collateral agreement. At December 31, 2001, eligible collateral pledged as security for the advances included the following:

                                                         Carrying
                                                           Value

                Residential  mortgage loans            $119,127,136
                Available for sale securities            46,289,247
                Held to maturity securities                 392,648
                                                       ------------

                  Total pledged assets                 $165,809,031
                                                       ============

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

         The following is a schedule by years of future minimum rental payments required under these operating leases:

             Year ending December 31:

                2002                                       $ 31,890
                2003                                         30,833
                2004                                         19,200
                2005                                         17,600
                                                           --------

                  Total minimum payments required          $ 99,523
                                                           ========

         Total minimum rental expense for all operating leases for each of the periods ended December 31, 2001 and 2000 amounted to $31,890.

(10)     INCOME TAXES

         The components of income tax expense were as follows:

                                         2001             2000
                                         ----             ----

             Current                  $ 1,695,451      $ 1,314,286
             Deferred                      18,971         (134,075)
                                      ----------------------------

                Totals                $ 1,714,422      $ 1,180,211
                                      ============================

                      FIRST CAPITAL, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                           DECEMBER 31, 2001 AND 2000


(10 - continued)

         Significant components of the Bank's deferred tax assets and liabilities as of December 31, 2001 and 2000 were as follows:

                                                                     2001         2000
                                                                     ----         ----
             Deferred tax assets (liabilities):

               Depreciation                                       $(197,962)   $(199,869)
               Deferred loan fees                                   (49,080)     (33,299)
               Deferred compensation plans                          153,176      141,524
               Stock compensation expense                            27,400           --
               Allowance for loan losses                            426,765      458,254
               Post-1987 bad debt deduction                         (57,266)     (85,898)
               Unrealized loss on securities available for sale    (151,614)      95,367
               Other                                                (42,641)     (28,748)
                                                                  ----------------------

                  Net deferred tax asset                          $ 108,778    $ 347,331
                                                                  ======================


         The reconciliation of income tax expense with the amount which would have been provided at the federal statutory rate of 34 percent follows:

                                                                   2001            2000
                                                                   ----            ----

             Provision at federal statutory tax rate            $ 1,636,646     $ 1,237,045
             State income tax-net of federal tax benefit            227,740         107,817
             Change in state tax law - net of federal benefit            --         (18,730)
             Tax-exempt interest income                            (135,758)       (127,660)
             Increase in cash value of life insurance               (18,114)        (17,135)
             Nondeductible merger expenses                               --           6,954
             Other                                                    3,908          (8,080)
                                                                ---------------------------

                 Totals                                         $ 1,714,422     $ 1,180,211
                                                                ===========================

             Effective tax rate                                        35.6%           32.4%
                                                                ===========================

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

         Prior to July 1, 1996, the Bank was permitted by the Internal Revenue Code to deduct from taxable income an annual addition to a statutory bad debt reserve subject to certain limitations. Retained earnings at December 31, 2001 includes approximately $1,040,000 of cumulative deductions for which no deferred federal income tax liability has been recorded. Reduction of these reserves for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes subject to the then current corporate income tax rate. The unrecorded deferred liability on these amounts was approximately $354,000 at December 31, 2001.

                      FIRST CAPITAL, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                           DECEMBER 31, 2001 AND 2000


(10 - continued)

         Federal legislation in 1996 repealed the use of the qualified thrift reserve method of accounting for bad debts for tax years beginning after December 31, 1995. As a result, the Bank discontinued the calculation of the annual addition to the statutory bad debt reserve using the percentage-of-taxable-income method and adopted the experience reserve method for banks. Under this method, the Bank computes its federal tax bad debt deduction based on actual loss experience over a period of years. The legislation required the Bank to recapture into taxable income over a six-year period its post-1987 additions to the qualified thrift statutory bad debt reserve, thereby generating additional tax liability. At December 31, 2001, the remaining unamortized balance of the post-1987 reserves totaled $168,428 for which a deferred tax liability of $57,266 has been recorded.

         The legislation also provided that the Bank will not be required to recapture its pre-1988 statutory bad debt reserves if it ceases to meet the qualifying thrift definitional tests as provided under prior law and if the Bank continues to qualify as a "bank" under existing provisions of the Internal Revenue Code.

(11)     EMPLOYEE BENEFIT PLANS

         Defined Contribution Plan:

         The Bank has a qualified contributory defined contribution plan available to all eligible employees. The plan allows participating employees to make tax-deferred contributions under Internal Revenue Code Section 401(k). The Bank contributed $109,773 and $86,856 to the plan for the years ended December 31, 2001 and 2000, respectively.

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

         Compensation expense is recognized based on the average fair value of shares released for allocation to participant accounts during the year with a corresponding credit to stockholders' equity. Compensation expense recognized for the years ended December 31, 2001 and 2000 amounted to $50,251 and $44,320, respectively.

         Company common stock held by the ESOP trust was as follows:

                                                  2001       2000
                                                  ----       ----

             Allocated shares                     13,325      9,225
             Shares committed to be released          --         --
             Unearned shares                      48,176     52,276
                                                -------------------

             Total ESOP shares                    61,501     61,501
                                                ===================

             Fair value of unearned shares      $693,734   $575,036
                                                ===================

                      FIRST CAPITAL, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                           DECEMBER 31, 2001 AND 2000


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

         Assuming normal retirement, the benefits under the plan will be paid in varying amounts between 1999 and 2022. The Bank is the owner and beneficiary of insurance policies on the lives of these officers which may provide funds for a portion of the required payments. The agreements also provide for payment of benefits in the event of disability, early retirement, termination of employment or death. Deferred compensation expense for this plan was $28,051 and $20,909 for the years ended December 31, 2001 and 2000, respectively.

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

         Assuming normal retirement, the benefits under the plan will be paid in varying amounts between 1995 and 2037. The agreements also provide for payment of benefits in the event of disability, early retirement, termination of service or death. Deferred compensation expense for this plan was $12,208 and $9,691 for the years ended December 31, 2001 and 2000, respectively.

 (13)    STOCK-BASED COMPENSATION PLANS

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

         Restricted Stock Compensation Plan

         The Company has a restricted stock compensation plan as an encouragement for directors, officers and key employees to remain in the employment or service of the Bank. The shares granted under the plan were in the form of restricted stock vesting over a five-year period beginning one year after the date of grant of the award. Since the stock issued is held in escrow by the Company before some or all of the services are performed, unearned compensation is recorded as a reduction of stockholders' equity. Compensation expense is recognized pro rata over the period during which the shares are earned. The terms of the restricted stock compensation plan include a provision whereby all unearned shares become fully vested upon a change in control. Compensation expense of $70,771 was recognized for each of the years ended December 31, 2001 and 2000.

         Stock Option Plan

         The Company's stock option plan provides for issuance of up to 138,876 shares of the Company's authorized but unissued common stock to all employees, including any officer or employee-director. Under the plan, the Company may grant both non-qualified and qualified (i.e. incentive) stock options. In the case of incentive stock options, the aggregate fair value of the stock (determined at the time the incentive stock option is granted) for which any optionee may be granted incentive options which are first exercisable during any calendar year shall not exceed $100,000. Option prices may not be less than the fair market value of the underlying stock at the date of the grant.

                      FIRST CAPITAL, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                           DECEMBER 31, 2001 AND 2000


(13 - continued)

         Options granted vest ratably over five to ten years and are exercisable in whole or in part for a period up to ten years from the date of the grant.

         The following is a summary of the Company's stock options as of December 31, 2001 and 2000, and the changes for the years then ended:

                                                  2001                   2000
                                          --------------------   --------------------
                                                      Weighted               Weighted
                                                       Average                Average
                                          Number of   Exercise   Number of   Exercise
                                            Shares     Price       Shares     Price
             Outstanding at beginning
               of year                      93,629     $ 7.88      30,005     $ 7.88
             Granted                            --         --      66,500      11.00
             Exercised                       8,638       5.83          --         --
             Forfeited                         256       7.81       2,876      10.05
                                            ------                 ------

             Outstanding at end of year     84,736     $10.46      93,629     $10.03
                                            ======                 ======

             Exercisable at end of year     25,533     $ 9.52      16,392     $ 6.73
                                            ======                 ======

         For options outstanding at December 31, 2001, the option price per share ranged from $6.24 to $12.65 and the weighted average remaining contractual life of the options was 3.8 years.

         For purposes of providing the pro forma disclosures required under SFAS No. 123, the fair market value of stock options granted for the years ended December 31, 2001 and 2000, was estimated at the date of grant using the Black-Scholes option pricing model. The Black-Scholes option pricing model was originally developed for use in estimating the fair value of traded options which have different characteristics from the Company's employee stock options and require the use of highly subjective assumptions which can materially affect the fair value estimate. As a result, management believes that the Black-Scholes model may not necessarily provide a reliable measure of the fair value of employee stock options.

         The following assumptions were used for grants for the year ended December 31, 2000:

                                                                  2000
                                                                  ----

             Expected dividend yields                              3.88%
             Risk-free interest rates                              6.65%
             Expected volatility                                  11.69%
             Expected life of options                           5 years
             Weighted average fair value at grant date          $  1.59

         Had compensation cost for the Company's stock-based compensation plans been determined in accordance with the fair value based accounting method provided by SFAS No. 123, the net income and net income per common share for the years ended December 31, 2001 and 2000 would have been as follows:

             (In thousands, except per share amounts)        2001         2000
                                                             ----         ----

             Pro forma net income                          $ 3,085      $ 2,446
             Pro forma net income per share:
             Basic                                         $  1.25      $  1.00
             Diluted                                       $  1.24      $  0.99

                      FIRST CAPITAL, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                           DECEMBER 31, 2001 AND 2000


(14)     COMMITMENTS AND CONTINGENCIES

         In the normal course of business, there are outstanding various commitments and contingent liabilities, such as commitments to extend credit and legal claims, which are not reflected in the financial statements.

         Commitments under outstanding standby letters of credit totaled $640,400 at December 31, 2001.

         The following is a summary of the commitments to extend credit at December 31, 2001 and 2000:

                                                          2001          2000
                                                          ----          ----
             Loan commitments:
               Fixed rate                              $ 7,599,459   $ 1,774,680
               Adjustable rate                             617,550       865,500

             Undisbursed commercial and personal
               lines of credit                           8,857,316     8,210,294
             Undisbursed portion of construction
               loans in process                          2,726,924     2,893,217
             Other loans in process                      8,416,594     5,884,984
                                                       -------------------------

                  Total commitments to extend credit   $28,217,843   $19,628,675
                                                       =========================

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

         The Bank has not been required to perform on any financial guarantees and has not incurred any losses on its commitments during the years ended December 31, 2001 and 2000.

                      FIRST CAPITAL, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                           DECEMBER 31, 2001 AND 2000


(16)     STOCKHOLDERS' EQUITY

         Conversion and Offering

         On December 31, 1998, the Bank's former mutual holding company, First Capital, Inc., M.H.C. (MHC), completed a conversion and stock offering whereby the MHC was merged with and into the Bank with the Bank becoming a wholly-owned subsidiary of the Company which offered common stock to certain current and former depositor and borrower customers of the Bank in a subscription offering. Prior to the conversion, the MHC owned 59.5% of the outstanding common stock of the Bank. Upon consummation of the conversion, the Company issued 768,551 shares of common stock (including 61,501 shares issued to the ESOP trust) for gross offering proceeds of $7,685,510. Total expenses in connection with the conversion and offering amounted to $449,382 and were charged against the gross offering proceeds. The conversion was accounted for as a pooling of interests.

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

         Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2001, that the Bank meets all capital adequacy requirements to which it is subject.

                      FIRST CAPITAL, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                           DECEMBER 31, 2001 AND 2000


(17 - continued)

         As of December 31, 2001, the most recent notification from the OTS categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the institutions' categories.

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

                                                                                          Minimum
                                                                                         To Be Well
                                                                     Minimum          Capitalized Under
                                                                   For Capital        Prompt Corrective
                                                 Actual         Adequacy Purposes:    Action Provisions:
             (Dollars in thousands)        Amount      Ratio     Amount     Ratio     Amount      Ratio

           As of December 31, 2001:
            Total capital (to risk
             weighted assets)              $32,921     20.36%    $12,938     8.00%    $16,172     10.00%

            Tier I capital (to risk
             weighted assets)              $31,818     19.67%    $ 6,469     4.00%    $ 9,703      6.00%

            Tier I capital (to adjusted
             total assets)                 $31,818     11.25%    $11,311     4.00%    $14,138      5.00%

            Tangible capital (to
             adjusted total assets)        $31,818     11.25%    $ 4,241     1.50%        N/A

           As of December 31, 2000:
            Total capital (to risk
             weighted assets)              $30,783     20.63%    $11,935     8.00%    $14,919     10.00%

            Tier I capital (to risk
             weighted assets)              $29,599     19.97%    $ 5,967     4.00%    $ 8,951      6.00%

            Tier I capital (to adjusted
             total assets)                 $29,599     11.92%    $ 9,934     4.00%    $12,417      5.00%

            Tangible capital (to
             adjusted total assets)        $29,599     11.92%    $ 3,725     1.50%        N/A

                      FIRST CAPITAL, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                           DECEMBER 31, 2001 AND 2000


(18)     DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

         The carrying value and estimated fair value of financial instruments are as follows:


                                                                          2001                  2000
                                                                          ----                  ----
                                                                   Carrying     Fair     Carrying     Fair
                                                                     Value      Value      Value      Value
             (In thousands)
             Financial assets:
               Cash and due from banks                             $  7,184   $  7,184   $  6,010   $  6,010
               Interest bearing deposits in banks                     5,198      5,198      5,458      5,458
               Securities available for sale                         54,891     54,891     34,779     34,779
               Securities held to maturity                            1,836      1,850     11,229     11,162

               Loans receivable                                     202,833    201,663    180,488    180,794
               Less: allowance for loan losses                        1,103      1,103      1,184      1,184
                                                                   -----------------------------------------
                 Loans receivable, net                              201,730    200,560    179,304    179,610
                                                                   -----------------------------------------

               Federal Home Loan Bank stock                           2,179      2,179      1,504      1,504

             Financial liabilities:
               Deposits                                             204,122    206,690    185,368    187,398
               Retail repurchase agreements                             284        285         --         --
               Advances from Federal Home Loan Bank                  42,825     45,017     30,074     30,239

             Off-balance-sheet financial instruments:
               Asset related to commitments to extend credit             --         90         --         --
               Liability related to commitments to extend credit         --         --         --         46

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

                      FIRST CAPITAL, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                           DECEMBER 31, 2001 AND 2000


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

(19)     PARENT COMPANY CONDENSED FINANCIAL INFORMATION

         Condensed financial information for First Capital, Inc. (parent company only) follows:

                                   Balance Sheets

                                   (In thousands)

                                                                   2001       2000
                                                                   ----       ----
             Assets:
               Cash and interest bearing deposits                 $ 1,037    $ 1,284
               Other assets                                           155        126
               Investment in subsidiaries                          32,289     29,697
                                                                  ------------------

                                                                  $33,481    $31,107
                                                                  ==================

             Liabilities and Stockholders' Equity:
               Other liabilities                                  $    --    $    --
               Stockholders' equity                                33,481     31,107
                                                                  ------------------

                                                                  $33,481    $31,107
                                                                  ==================

                                Statements of Income

                                   (In thousands)

                                                                   2001       2000
                                                                   ----       ----

             Interest income                                      $    28    $    72
             Dividend income                                        1,030         --
             Other operating expenses                                (253)      (284)
                                                                  ------------------

               Income (loss) before income taxes and equity in
                 undistributed net income of subsidiaries             805       (212)

             Income tax credit                                         79         74
                                                                  ------------------

             Income (loss) before equity in undistributed net
                 income of subsidiaries                               884       (138)
             Equity in undistributed net income of subsidiaries     2,215      2,596
                                                                  ------------------

                   Net income                                     $ 3,099    $ 2,458
                                                                  ==================

                      FIRST CAPITAL, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                           DECEMBER 31, 2001 AND 2000

(19 - continued)
                                Statements of Cash Flows

                                     (In thousands)

                                                                       2001       2000
                                                                       ----       ----
             Operating Activities:
               Net income                                             $ 3,099    $ 2,458
               Adjustments to reconcile net income to cash
                 provided by operating activities:
                 Equity in undistributed net income of subsidiaries    (2,215)    (2,596)
                 ESOP and stock compensation expense                      128        124
                 Net change in other assets/liabilities                     2       (103)
                                                                      ------------------
               Net cash provided (used) by operating activities         1,084       (117)
                                                                      ------------------

             Financing Activities:
               Exercise of stock options                                  (50)        --
               Repurchase of common stock                                 (87)        --
               Cash dividends paid                                     (1,194)    (1,017)
                                                                      ------------------
               Net cash provided by financing activities               (1,331)    (1,017)
                                                                      ------------------

               Net decrease in cash                                      (247)    (1,134)

               Cash at beginning of year                                1,284      2,418
                                                                      ------------------

               Cash at end of year                                    $ 1,037    $ 1,284
                                                                      ==================

(20)       SUPPLEMENTAL DISCLOSURE FOR EARNINGS PER SHARE

                                                                    2001         2000
                                                                    ----         ----
             Basic:
               Earnings:
                 Net income                                      $3,099,243   $2,458,157
                                                                 =======================

               Shares:
                 Weighted average common shares outstanding       2,463,343    2,452,248
                                                                 =======================

               Net income per common share, basic                $     1.26   $     1.00
                                                                 =======================

               Diluted:
                 Earnings:
                   Net income                                    $3,099,243   $2,458,157
                                                                 =======================

                 Shares:
                   Weighted average common shares outstanding     2,463,433    2,452,248
                   Add: Dilutive effect of outstanding options       15,717        8,503
                   Dilutive effect of restricted stock                3,009        1,657
                                                                 -----------------------

                   Weighted average common shares
                     outstanding, as adjusted                     2,482,069    2,462,408
                                                                 =======================

                 Net income per common share, diluted            $     1.25   $     1.00
                                                                 =======================


         Unearned ESOP shares are not considered as outstanding for purposes of computing weighted average common shares outstanding.

                      FIRST CAPITAL, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                           DECEMBER 31, 2001 AND 2000



(21)     SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION


                                                         2001            2000
                                                         ----            ----
         Cash payments for:
           Interest                                   $9,895,455      $8,979,668
           Income taxes                                1,581,824       1,229,710

         Noncash investing activities:
           Transfers from loans to real estate
             acquired through foreclosure             $  126,398      $  118,640
           Proceeds from sales of foreclosed
             real estate financed through loans           34,222         213,220

(22)     MERGER WITH HCB BANCORP

         On January 12, 2000, the Company completed a merger with HCB Bancorp
         (HCB), a bank holding company located in Palmyra, Indiana. HCB was the parent company of Harrison County Bank, a state-chartered commercial bank which was merged with and into First Harrison Bank. The merger provided for an exchange of 15.5 shares of the Company's common stock for each outstanding share of HCB common stock. The merger was accounted for as a pooling of interests.

--------------------------------------------------------------------------------

                           BOARD OF DIRECTORS/OFFICERS

--------------------------------------------------------------------------------

Directors and Directors Emeritus

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

Dennis L. Huber                                          Michael L. Shireman
  President and Publisher of O'Bannon Publishing           President of Uhl Truck Sales, Inc.
  Company, Inc.

Kenneth R. Saulman                                       John W. Buschemeyer
  Supervisor for Clark County REMC                         President and Majority Owner of Hurst Lumber
                                                           Company

Gerald L. Uhl                                            Loren E. Voyles
  Business Manager for Jacobi Sales, Inc.                  Retired President of Harrison County Bank


Earl H. Book                                             James S. Burden
  President of Carriage Ford, Inc.                         Owner of Tracy's Mobile Home Park


James E. Nett                                            Marvin E. Kiesler, Director Emeritus
  Accountant for Koetter Woodworking, Inc.                 Retired Senior Vice President of Harrison
                                                           County Bank




Executive Officers

William W. Harrod                                        M. Chris Frederick
  President and Chief Executive Officer of First           Senior Vice President, Chief Financial Officer and
  Capital, Inc. and Chief Operating Officer of First       Treasurer
  Harrison Bank

Samuel E. Uhl                                            Joel E. Voyles
  President and Chief Executive Officer of First           Senior Vice President, Retail Banking Operations
  Harrison Bank and Chief Operating Officer of             and Corporate Secretary
  First Capital, Inc.

Dennis L. Thomas
  Senior Vice President, Consumer Lending
  Processing and Servicing

--------------------------------------------------------------------------------

                              CORPORATE INFORMATION

--------------------------------------------------------------------------------

General Counsel                               Independent Auditors

Thompson & Byrd                               Monroe Shine & Co., Inc.
303 N. Capitol Avenue                         222 East Market Street
Corydon, Indiana 47112                        New Albany, Indiana 47150


Special Counsel                               Transfer Agent

Muldoon Murphy & Faucette LLP                 Registrar and Transfer Company
5101 Wisconsin Ave., N.W.                     10 Commerce Drive
Washington, D.C.  20016                       Crawford, New Jersey 07016
                                              1-800-368-5948
Common Shares and Dividend Information

The common shares of the Company are traded on the Nasdaq SmallCap Market under the symbol "FCAP." As of December 31, 2001, the Company has 1,291 stockholders of record and 2,538,815 common shares outstanding. This does not reflect the number of persons whose shares are in nominee or "street" name accounts through brokers.

The following table lists quarterly market price and dividend information per common share for the years ended December 31, 2001 and 2000.

                                                              Market price
                          High          Low       Dividends   end of period
   2001:
     First Quarter      $ 12.99       $  9.81       $ 0.11       $ 11.88
     Second Quarter       11.88         10.40         0.12         10.80
     Third Quarter        14.61         11.39         0.12         13.37
     Fourth Quarter       14.40         12.92         0.13         14.40

   2000:
     First Quarter      $ 11.06       $ 10.31       $ 0.10       $ 10.92
     Second Quarter       11.16          9.71         0.10         10.53
     Third Quarter        11.39         10.04         0.10         10.63
     Fourth Quarter       11.00         10.14         0.11         11.00

Dividend payments by the Company depend primarily on dividends received by the Company from the Bank. See Note 16 to Consolidated Financial Statements for information regarding the dividend restrictions applicable to the Bank.

Annual Meeting

The Annual Meeting of Stockholders will be held at 12:00 p.m., Wednesday, April 24, 2002, at the office of the Bank, 220 Federal Drive, N.W., Corydon, Indiana 47112.

General Inquiries and Reports

The Company is required to file an Annual Report on Form 10-KSB for its fiscal year ended December 31, 2001 with the Securities and Exchange Commission. Copies of this Annual Report and the Company's annual reports on Form 10-KSB and quarterly reports on Form 10-QSB may be obtained without charge by writing:

William W. Harrod
President and CEO
First Capital, Inc.
220 Federal Drive, N.W.
Corydon, Indiana 47112
(812) 738-2198

The Company's Annual Reports and Quarterly Reports are also available through the Securities and Exchange Commission's internet website (www.sec.gov).