Form 10-K, Exhibit 13
period 2002-12-31
FIRST CAPITAL INC
filed 2003-03-31
CIK 1070296

                                                                      EXHIBIT 13

                               FIRST CAPITAL, INC.

                                TABLE OF CONTENTS

                                                                      Page

Letter to Stockholders............................................       2
Selected Financial and Other Data.................................     3-4
Management's Discussion and Analysis of
 Financial Condition and Results of Operations....................    5-15
Independent Auditor's Report......................................      16
Consolidated Financial Statements.................................   17-20
Notes to Consolidated Financial Statements........................   21-42
Board of Directors................................................      43
Corporate Information.............................................   44-45

                             BUSINESS OF THE COMPANY

First Capital, Inc. (the Company) is the thrift holding company of First Harrison Bank (the Bank).

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

[GRAPHIC APPEARS HERE]

Dear Shareholders:

Management and the Board of Directors of First Capital, Inc. would like to thank our shareholders, customers, and staff for helping reach our goals in 2002.

We are very proud of our stock appreciation from $14.40 per share on January 2nd to $20.33 per share on December 30th. This increase ranks us as one of the best performing stocks in the state of Indiana.

We had a busy year while meeting the demands of our long-term strategic plan. Our announcement of the new office in Jeffersonville will further help us position the Company as one of the strongest financial service providers in southern Indiana. We anticipate this office opening in May and look forward to the additional growth opportunities this new office will provide.

In September we announced our intent to merge with Hometown Bancshares, Inc., the parent company for Hometown National Bank in New Albany, Indiana. Everything is on target to close this transaction and merge the bank into First Harrison Bank by the end of the first quarter. We are excited about the opportunities this offers us to further expand our market share in Floyd County, Indiana. Our plan is to become a major competitor in markets we serve and merging the customers and the excellent staff of Hometown National Bank will offer us this opportunity in Floyd County and New Albany.

During the year we completed our technology upgrade, which will pay long-term benefits to customers and staff. We improved our teller systems to make them more efficient and allow them to better serve our customers. Our loan department has gone through many internal changes to better serve customers and to help the staff become more efficient in their daily jobs.

As always we cannot thank our staff enough for their personal commitment to the communities we serve. The bank is able to give financially, but that cannot measure up to the amount of time our staff has given to programs like Relay for Life, United Way, Big Brothers-Big Sisters, American Heart Association, Harrison County 4H, reading programs at the county jail, and our continued business partnership with New Middletown School.

Our belief is all these things lead to improved value for our shareholders. You can count on our continued hard work in these and many other areas. We are proud of our past and look forward to a bright future. Thank you for your continued support.

Sincerely,

/s/ William Harrod         /s/ J. Gordon Pendleton
------------------         -----------------------
William Harrod             J. Gordon Pendleton
President CEO              Chairman of the Board

                        SELECTED FINANCIAL AND OTHER DATA

     The financial data presented below is qualified in its entirety by the more detailed financial data appearing elsewhere in this report, including the Company's audited financial statements. The following tables set forth certain information concerning the financial position and results of operations of the Company at the dates indicated.

FINANCIAL CONDITION DATA:                                                              AT DECEMBER 31,
                                                          ------------------------------------------------------------------------
                                                              2002           2001           2000           1999          1998
                                                          ------------   ------------   ------------   ------------   ------------
                                                                                       (In thousands)
Total assets                                              $    308,553   $    282,823   $    248,582   $    222,797   $    191,350
Cash and interest-bearing deposits (1)                          12,653         12,382         11,468          9,522         16,459
Securities available for sale                                   64,980         54,891         34,779         30,097         22,302
Securities held to maturity                                      1,474          1,836         11,229         12,325          6,140
Loans receivable, net                                          215,996        201,730        179,304        154,982        135,379
Deposits                                                       216,202        204,122        185,368        175,342        155,495
Advances from Federal Home Loan Bank                            53,320         42,825         30,074         16,750          5,250
Stockholders' equity, substantially restricted                  36,330         33,481         31,107         28,877         28,930

OPERATING DATA:                                                                      FOR THE YEAR ENDED
                                                                                        DECEMBER 31,
                                                          ------------------------------------------------------------------------
                                                              2002           2001           2000           1999           1998
                                                          ------------   ------------   ------------   ------------   ------------
                                                                                       (In thousands)
Interest income                                           $     18,912   $     18,960   $     17,363   $     15,101   $     13,506
Interest expense                                                 8,802          9,842          9,267          7,566          6,848
                                                          ------------   ------------   ------------   ------------   ------------
Net interest income                                             10,110          9,118          8,096          7,535          6,658
Provision for loan losses                                          305             66             48            142             83
                                                          ------------   ------------   ------------   ------------   ------------
Net interest income after provision for loan losses              9,805          9,052          8,048          7,393          6,575
                                                          ------------   ------------   ------------   ------------   ------------

Noninterest income                                               1,737          1,706          1,219          1,031            898
Noninterest expense (2)                                          6,531          5,945          5,629          5,574          4,390
                                                          ------------   ------------   ------------   ------------   ------------

Income before income taxes                                       5,011          4,813          3,638          2,850          3,083

Income tax expense                                               1,763          1,714          1,180          1,080          1,077
                                                          ------------   ------------   ------------   ------------   ------------

   Net Income                                             $      3,248   $      3,099   $      2,458   $      1,770   $      2,006
                                                          ============   ============   ============   ============   ============

PER SHARE DATA:
Net income - basic                                        $       1.31   $       1.26   $       1.00   $       0.72   $       0.79
Net income - diluted                                              1.30           1.25           1.00           0.71           0.79
Dividends                                                         0.52           0.48           0.41           0.35            N/A
Dividends of pooled affiliate (3)                                  N/A            N/A            N/A           0.39           0.39
Dividends to minority stockholders prior to conversion             N/A            N/A            N/A            N/A           0.27

(1)  Includes interest-bearing deposits in other depository institutions.
(2)  Includes merger related expenses of $439,000 in 1999.
(3) Includes dividends paid by HCB Bancorp which merged with and into First Capital, Inc. on January 12, 2000.

SELECTED FINANCIAL RATIOS:                                                    AT AND FOR THE YEAR ENDED
                                                                                     DECEMBER 31,
                                                     ----------------------------------------------------------------------------
                                                         2002            2001            2000            1999            1998
                                                     ------------    ------------    ------------    ------------    ------------
PERFORMANCE RATIOS:

Return on assets (1)                                         1.10%           1.17%           1.05%           0.84%           1.00%
Return on average equity (2)                                 9.32%           9.49%           8.27%           6.05%           7.81%
Dividend payout ratio (3)                                   39.90%          38.52%          41.40%          51.38%          42.78%
Average equity to average assets                            11.77%          12.31%          12.64%          13.95%          12.81%
Interest rate spread (4)                                     3.16%           3.01%           2.99%           3.16%           3.18%
Net interest margin (5)                                      3.70%           3.73%           3.75%           3.86%           3.96%
Non-interest expense to average assets                       2.20%           2.24%           2.39%           2.66%           2.48%
Average interest earning assets to
 average interest bearing liabilities                      117.39%         118.41%         118.30%         118.01%         119.11%

REGULATORY CAPITAL RATIOS:

Tier I - adjusted total assets                              10.92%          11.25%          11.92%          12.13%          13.51%
Tier I - risk based                                         18.83%          19.67%          19.97%          19.64%          22.90%
Total risk-based                                            19.52%          20.36%          20.63%          19.64%          23.91%

ASSET QUALITY RATIOS:

Nonperforming loans as a percent of
 loans receivable, net (6)                                   0.62%           0.62%           0.32%           0.13%           0.27%
Nonperforming assets as a
 percent of total assets (7)                                 0.47%           0.52%           0.28%           0.21%           0.19%
Allowance for loan losses as a percent
 of gross loans receivable                                   0.55%           0.54%           0.64%           0.75%           0.90%

----------
(1)  Net income divided by average assets.
(2)  Net income divided by average equity.
(3) Dividends declared per share divided by net income per share. The dividend payout ratio for 1998 was computed considering only the dividends to the minority shareholders of First Federal Bank and their proportionate share of net income prior to conversion from mutual to stock form. Prior to the conversion on December 31, 1998, First Capital, Inc., M.H.C., a federally-chartered mutual holding company, was the majority owner of First Federal Bank and, with the approval of the OTS, elected to waive the receipt of dividends.
(4) Difference between weighted average yield on interest-earning assets and weighted average cost of interest-bearing liabilities.
(5)  Net interest income as a percentage of average interest-earning assets.
(6) Nonperforming loans consist of loans accounted for on a nonaccrual basis and accruing loans 90 days or more past due.
(7) Nonperforming assets consist of nonperforming loans and real estate acquired in settlement of loans, but exclude restructured loans.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

GENERAL

The Bank's results of operations depend primarily on net interest income, which is the difference between the income earned on its interest-earning assets, such as loans and investments, and the cost of its interest-bearing liabilities, consisting primarily of deposits and borrowings from the Federal Home Loan Bank of Indianapolis. The Bank's net income is also affected by, among other things, fee income, provisions for loan losses, operating expenses and income tax provisions. The Bank's results of operations are also significantly affected by general economic and competitive conditions, particularly changes in market interest rates, government legislation and policies concerning monetary and fiscal affairs, housing and financial institutions and the intended actions of the regulatory authorities.

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

In recent years, the Company's operating strategy has also included enhancing profitability by increasing sources of non-interest income and improving operating efficiency while managing its capital and limiting its credit risk and interest rate risk exposures. To accomplish these objectives, the Company has focused on the following:

..    Control credit risk by focusing on the origination of one-to-four family residential mortgage loans and consumer loans, consisting primarily of home equity loans and lines of credit while increasing the market share of commercial real estate and small business loans.
..    Provide quality customer service by expanding and upgrading the branch offices, introducing Internet banking and broadening its commercial deposit and loan products.
..    Capitalize on the efficiencies, personnel and opportunities following the merger with HCB Bancorp in January 2000.
..    Increase fee income from non-deposit investment products and providing property and casualty insurance.
..    Continue to invest in technology to increase productivity and efficiency.
..    Engage in a capital management strategy to repurchase Company stock and pay dividends to enhance shareholder value.

PENDING MERGER

On September 25, 2002, the Company and Hometown Bancshares, Inc. (Hometown), a bank holding company for Hometown National Bank in New Albany, Indiana, entered into an agreement and plan of merger whereby each of the issued and outstanding common shares of Hometown will be exchanged for shares of the Company's common stock or $46.50 in cash per share. The number of shares of the Company's common stock to be exchanged for each share of Hometown's common stock will be based on the average closing price of the Company's common stock over a twenty day trading period shortly before the closing of the merger. Elections to receive stock, cash or a combination of stock and cash by the Hometown shareholders will be limited by a requirement that 50% of the total number of outstanding shares of Hometown's common stock be exchanged for Company common stock. The merger is subject to regulatory and shareholder approvals. The merger is expected to be completed in March 2003.

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

Because of the risks and uncertainties inherent in forward-looking statements, readers are cautioned not to place undue reliance on them, whether included in this report or made elsewhere from time to time by the Company or on its behalf by its authorized officers. Except as may be required by applicable law and regulation, the Company assumes no obligation to update any forward-looking statements.

CRITICAL ACCOUNTING POLICIES

The accounting and reporting policies of the Company comply with accounting principles generally accepted in the United States of America and conform to general practices within the banking industry. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. The financial position and results of operations can be affected by these estimates and assumptions, which are integral to understanding reported results. Critical accounting policies are those policies that require management to make assumptions about matters that are highly uncertain at the time an accounting estimate is made; and different estimates that the Company reasonably could have used in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, would have a material impact on the Company's financial condition, changes in financial condition, or results of operations. Most accounting policies are not considered by management to be critical accounting policies. Several factors are considered in determining whether or not a policy is critical in the preparation of financial statements. These factors include, among other things, whether the estimates are significant to the financial statements, the nature of the estimates, the ability to readily validate the estimates with other information including third parties or available prices, and sensitivity of the estimates to changes in economic conditions and whether alternative accounting methods may be utilized under generally accepted accounting principles.

Significant accounting policies, including the impact of recent accounting pronouncements, are discussed in Note 1 of the Notes to Consolidated Financial Statements. Those policies considered to be critical accounting policies are described below.

Allowances for Loan Losses. Management's evaluation of the adequacy of the allowance for loan losses is the most critical of accounting estimates for a financial institution. The methodology for determining the allowance for loan losses and the related provision for loan losses is described below in "Allowance for Loan Losses". This accounting estimate is highly subjective and requires a significant amount of judgment because a multitude of factors can influence the ultimate collection of a loan. The methodology for determining the allowance for loan losses attempts to identify the amount of probable losses in the loan portfolio. However, there can be no assurance that the methodology will successfully identify all probable losses as the factors and conditions that influence the estimate are subject to significant change and management's judgments. As a result, additional provisions for loan losses may be required that would adversely impact earnings in future periods.

Valuation Methodologies. In the ordinary course of business, management applies various valuation methodologies to assets and liabilities which often involve a significant degree of judgment, particularly when active markets do not exist for the items being valued. Generally, in evaluating various assets for potential impairment, management compares the fair value to the carrying value. Quoted market prices are referred to when estimating fair values for certain assets, such as investment securities. However, for those items for which market-based prices do not exist, management utilizes significant estimates and assumptions to value such items. Examples of these items include capitalized servicing assets, estimated present value of impaired loans, deferred compensation plans, value ascribed to stock-based compensation and certain other financial investments. The use of different assumptions could produce significantly different results, which could have material positive or negative effects on the Company's results of operations. Specific discussion of assumptions and estimates utilized by management are discussed in detail in the accompanying notes 1, 5, 13, 14 and 19 of Notes to Consolidated Financial Statements.

Income Taxes. The accounting for income taxes requires the asset and liability approach for financial accounting and reporting for deferred income taxes. See Notes 1 and 11 in the accompanying Notes to Consolidated Financial Statements. As part of the process of preparing the consolidated financial statements, management estimates the income taxes in each of the taxing jurisdictions in which the Company operates. This process involves estimating the actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for financial accounting and tax purposes, such as depreciation, loan fees and costs, loan losses, compensation plans and unrealized securities gains and losses. These differences result in deferred tax assets and liabilities, which are included in the consolidated balance sheet. Management must assess the likelihood that deferred tax assets will be recovered from future taxable income and to the extent that recovery is not likely establish a valuation allowance. Significant management judgment is required in determining the provision for income taxes, the deferred tax assets and liabilities and any valuation allowance recorded against net deferred tax assets. To the extent a valuation allowance is recorded or increased, an expense is recognized within the tax provisions in the statement of income.

COMPARISON OF FINANCIAL CONDITION AT DECEMBER 31, 2002 AND 2001

Total assets increased 9.1% from $282.8 million at December 31, 2001 to $308.6 million at December 31, 2002, primarily as a result of increases in investment securities and loans receivable, net, that were funded by growth in deposits and advances from the Federal Home Loan Bank of Indianapolis.

Loans receivable, net, were $201.7 million at December 31, 2001 compared to $216.0 million at December 31, 2002, a 7.1% increase. The loan growth is attributable primarily to an 8.5% increase in residential mortgage and construction loans and a 43.8% growth in home equity and second mortgage loans. Residential mortgage and construction loans were $142.8 million at December 31, 2001, compared to $155.0 million at December 31, 2002 and home equity and second mortgage loans increased from $13.0 million at December 31, 2001 to $18.6 million at December 31, 2002. Also, commercial real estate loans increased from $15.8 million at December 31, 2001 to $17.0 million at December 31, 2002. Commercial business loans decreased $1.9 million from $11.3 million at December 31, 2001 to $9.4 million at December 31, 2002, and other consumer loans decreased during the year from $18.4 million to $16.2 million. During 2002, the Bank focused on originating one-to-four family first mortgage loans and home equity loans to provide for loan growth while maintaining portfolio credit quality.

Securities available for sale, at fair value, consisting primarily of U. S. agency mortgage-backed obligations, U. S. agency notes and bonds, and municipal obligations, increased $10.1 million or 18.4%, from $54.9 million at December 31, 2001 to $65.0 million at December 31, 2002 primarily as a result of purchases of $26.6 million net of maturities and repayments of $16.8 million.

The investment in securities held to maturity, consisting of federal agency mortgage-backed certificates and municipal obligations, decreased from $1.8 million at December 31, 2001 to $1.5 million at December 31, 2002 primarily as a result of maturities and repayments of $1.3 million offset by purchases of $1.1 million. Also, the Bank sold certain non-rated municipal securities with an amortized cost of $150,000 due to regulatory restrictions (see Note 4 - Notes to Consolidated Financial Statements).

Cash and interest-bearing deposits with banks increased from $12.4 million at December 31, 2001 to $12.7 million at December 31, 2002 as a result of excess liquidity funded by growth in deposits.

Total deposits increased from $204.1 million at December 31, 2001 to $216.2 million at December 31, 2002, a 5.9% increase. The increase in deposits resulted from growth in all categories of deposit accounts. Interest-bearing demand deposits increased $3.1 million in 2002, while noninterest-bearing demand deposits increased $1.4 million in 2002. Savings and money market accounts increased $4.0 million from $50.8 million at December 31, 2001 to $54.8 million at December 31, 2002. Time deposits increased $3.5 million from $104.1 million at December 31, 2001 to $107.6 million at December 31, 2002. Management attributes the growth in deposits to the Bank's marketing efforts and the weakened stock market as customers look to safer investments with a guaranteed rate of return.

Federal Home Loan Bank borrowings increased $10.5 million from $42.8 million at December 31, 2001 to $53.3 million at December 31, 2002. The new advances were drawn primarily to fund loan growth while taking advantage of historically low interest rates at favorable terms.

Total stockholders' equity increased from $33.5 million at December 31, 2001 to $36.3 million at December 31, 2002 primarily as a result of retained net income of $2.0 million and a net unrealized gain on securities available for sale of $740,000. During 2002, the Company repurchased 1,834 shares of its common stock at an average price of $15.91 per share. At year end the Company had 336,020 shares remaining under its Board-authorized repurchase program of 345,000 shares.

ALLOWANCE FOR LOAN LOSSES

Loans are the Bank's largest concentration of assets and continue to represent the most significant potential risk. In originating loans, the Bank recognizes that losses will be experienced and that the risk of loss will vary with, among other things, the type of loan made, the creditworthiness of the borrower over the term of the loan, general economic conditions and, in the case of a secured loan, the quality of the collateral. The Bank maintains an allowance for loan losses to absorb losses inherent in the loan portfolio. The allowance for loan losses represents management's estimate of probable loan losses based on information available as of the date of the financial statements. The allowance for loan losses is based on management's evaluation of the loan portfolio, including historical loan loss experience, delinquencies, known and inherent risks in the nature and volume of the loan portfolio, information about specific borrower situations, estimated collateral values, and economic conditions.

The loan portfolio is reviewed quarterly by management to evaluate the adequacy of the allowance for loan losses to determine the amount of any adjustment required after considering the loan charge-offs and recoveries for the quarter. Management applies a systematic methodology that incorporates its current judgments about the credit quality of the loan portfolio. In addition, the Office of Thrift Supervision (OTS), as an integral part of their examination process, periodically review the Bank's allowance for loan losses and may require the Bank to make additional provisions for estimated losses based on their judgments about information available to them at the time of their examination.

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

The allowance for loan losses was $1.2 million at December 31, 2002 and $1.1 million at December 31, 2001. Management has deemed these amounts as adequate on those dates based on its evaluation methodology. At December 31, 2002, nonperforming loans totaled $1.3 million or 0.43% of total assets. Included in nonperforming loans are loans over 90 days past due secured by one-to-four family residential real estate in the amount of $373,000, loans secured by commercial real estate of $203,000, commercial business loans of $7,000 and consumer loans in the amount of $147,000. These loans are accruing interest as the estimated value of the collateral and collection efforts are deemed sufficient to ensure full recovery.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

Net Income. Net income was $3.2 million ($1.30 per share diluted) for the year ended December 31, 2002 compared to $3.1 million ($1.25 per share diluted) for the year ended December 31, 2001. The increase was attributable primarily to an increase in net interest income of $993,000 offset by an increase in the provision for loan losses of $239,000 and noninterest expenses of $617,000.

Net Interest Income. Net interest income increased $993,000 or 10.9% from $9.1 million in 2001 to $10.1 million in 2002 primarily due to an increase in average interest-earning assets during 2002 and an increase in the interest rate spread offset by an increase in average interest-bearing liabilities.

Total interest income remained relatively unchanged for 2002 compared to 2001. This results from higher average balances for interest-earning assets offset by lower average yields due to the impact of lower market interest rates. Interest on loans receivable increased $28,000 and interest on investment securities increased $114,000 as a result of higher average balances in 2002 offset by lower average yields. Interest income on interest-bearing deposits with banks decreased $203,000 due to a decrease in the average yield and lower average balance. During 2002, management sought to reduce the average balance in short-term investments by focusing on loan originations and investments in debt securities. The average balance of total interest-earning assets increased from $251.2 million in 2001 to $280.0 million in 2002. During 2001, the Federal Reserve Bank lowered the discount rate by 4.50% from 5.75% in January to 1.25% at December 31, 2001. In November 2002, the discount rate was again lowered to 0.75%. While a majority of the loan and securities portfolios are fixed rate in nature, the Bank does hold variable rate investments and loans that have repriced during the year leading to a lower overall effective yield. Also, loan refinancings triggered by lower market interest rates have reduced the loan portfolio average yield. The average yield on total interest-earning assets decreased from 7.65% for 2001 to 6.85% for 2002 due to the decline in market interest rates.

Total interest expense decreased $1.0 million, or 10.6%, to $8.8 million for 2002 compared to $9.8 million for 2001 primarily due to a decrease in the average cost of funds offset by increases in average deposits and borrowings from the Federal Home Loan Bank. The average balances of interest-bearing deposits and advances from the Federal Home Loan Bank were $191.5 million and $46.8 million, respectively, for 2002 compared to $177.1 million and $34.9 million for 2001. The average cost of funds decreased from 4.64% in 2001 to 3.69% in 2002 due to lower market interest rates. For further information see "Average Balance Sheets" below. The changes in interest income and interest expense resulting from changes in volume and changes in rates for 2002 and 2001 are shown in the schedule captioned "Rate/Volume Analysis" included herein.

Provision for Loan Losses. The provision for loan losses was $305,000 for 2002 compared to $66,000 for 2001. During 2002, the net loan portfolio growth was $14.3 million. Residential and commercial real estate loans and consumer loans increased $12.8 million, $1.2 million, and $3.5 million, respectively, during this period while commercial business loans decreased $1.9 million. The consistent application of management's allowance methodology resulted in an increase in the level of the allowance for loan losses due to net charge-offs during 2002 of $190,000 compared to $147,000 for 2001 and the general weakening of economic conditions. The provisions were recorded to bring the allowance to the level determined in applying the allowance methodology after reduction for net charge-offs during the year. See "Allowance for Loan Losses".

Provisions for loan losses are charges to earnings to maintain the total allowance for loan losses at a level considered reasonable by management to provide for probable known and inherent loan losses based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specified impaired loans, and economic conditions. Although management uses the best information available, future adjustments to the allowance may be necessary due to changes in economic, operating, regulatory and other conditions that may be beyond the Bank's control. While the Bank maintains the allowance for loan losses at a level, which it considers adequate to provide for, estimated losses, there can be no assurance that further additions will not be made to the allowance for loan losses and that actual losses will not exceed the estimated amounts.

Noninterest income. Noninterest income increased $61,000 or 3.6%, for 2002 compared to 2001. During 2001, the Bank recognized gains of $124,000 on the sale of mortgage loans. The Bank sold no loans during 2002 in an effort to better leverage capital. Service charges on deposit accounts increased $152,000 from $1.2 million for 2001 to $1.4 million for 2002. Overdraft service charges on the new "Carefree Checking" account offered by the Bank is the primary reason for this increase.

Noninterest expense. Noninterest expense increased $617,000 or 10.4% to $6.5 million for 2002 compared to $5.9 million in 2001. The increase results primarily from increases in compensation and benefits, data processing expenses, and other operating expenses. Compensation and benefits expense increased $357,000 due to normal salary increases, an increase in staff, an increase in the cost of providing employee health insurance, and a reduction in the amount of compensation and benefit costs deferred in connection with loan originations. Data processing expenses increased $53,000 primarily due to increased automated teller machine processing fees and depreciation charges on new equipment purchased during 2001 and 2002. Other operating expenses increased $203,000 primarily due to increases in office supplies, correspondent bank charges and telephone expenses. Office supplies and telephone expenses have increased due to the Bank's growth and new systems implemented during 2002.

Income tax expense. Income tax expense for the year ended December 31, 2002 was $1.8 million, compared to $1.7 million for the same period in 2001. The effective tax rate for 2002 was 35.2% compared to 35.6 % for 2001. See Note 11 in the accompanying Notes to Consolidated Financial Statements.

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

                                                                               YEAR ENDED DECEMBER 31,
                                                 ------------------------------------------------------------------------------
                                                                  2002                                     2001
                                                 --------------------------------------    ------------------------------------
                                                                              AVERAGE                                 AVERAGE
(Dollars in Thousands)                            AVERAGE                      YIELD/       AVERAGE                    YIELD/
                                                  BALANCE       INTEREST        COST        BALANCE      INTEREST       COST
                                                 ----------    ----------    ----------    ----------   ----------   ----------
Interest-earning assets:
   Loans receivable (1)                          $  208,308    $   15,526          7.45%   $  189,916   $   15,512         8.17%
   Investment securities:
      Taxable (2)                                    55,775         2,804          5.03%       45,321        2,730         6.02%
      Tax-exempt (3)                                  9,488           648          6.83%        7,609          568         7.46%
                                                 ----------    ----------                  ----------   ----------
         Total investment securities                 65,263         3,452          5.29%       52,930        3,298         6.23%
                                                 ----------    ----------                  ----------   ----------

   Federal funds sold                                    --            --            --            --           --           --
   Interest-bearing deposits with banks               6,351           190          2.99%        8,310          393         4.73%
                                                 ----------    ----------                  ----------   ----------
      Total interest-earning assets                 279,922        19,168          6.85%      251,156       19,203         7.65%
                                                 ----------    ----------                  ----------   ----------

Noninterest-earning assets                           16,318                                    14,101
                                                 ----------                                ----------
      Total assets                               $  296,240                                $  265,257
                                                 ==========                                ==========

Interest-bearing liabilities:
   Savings and interest-bearing
    demand deposits                              $   84,196    $    1,185          1.41%   $   76,445   $    1,966         2.57%
   Time deposits                                    107,325         4,904          4.57%      100,681        5,714         5.68%
                                                 ----------    ----------                  ----------   ----------
      Total deposits                                191,521         6,089          3.18%      177,126        7,680         4.34%
                                                 ----------    ----------                  ----------   ----------

   Retail repurchase agreements                         186             3          1.61%           92            3         3.26%
   FHLB advances                                     46,753         2,710          5.80%       34,885        2,159         6.19%
                                                 ----------    ----------                  ----------   ----------
      Total interest-bearing liabilities            238,460         8,802          3.69%      212,103        9,842         4.64%
                                                 ----------    ----------                  ----------   ----------

Noninterest-bearing liabilities:
   Noninterest-bearing deposits                      19,533                                    18,205
   Other liabilities                                  3,384                                     2,295
                                                 ----------                                ----------
      Total liabilities                             261,377                                   232,603
Stockholders' equity                                 34,863                                    32,654
                                                 ----------                                ----------
   Total liabilities and stockholders' equity    $  296,240                                $  265,257
                                                 ==========                                ==========

Net interest income                                            $   10,366                               $    9,361
                                                               ==========                               ==========

Interest rate spread                                                               3.16%                                   3.01%
                                                                             ==========                              ==========

Net interest margin                                                                3.70%                                   3.73%
                                                                             ==========                              ==========

Ratio of average interest-earning assets
 to average interest-bearing liabilities                                         117.39%                                 118.41%
                                                                             ==========                              ==========

                                                           YEAR ENDED DECEMBER 31,
                                                     -------------------------------------
                                                                      2000
                                                     -------------------------------------
                                                       AVERAGE                    YIELD/
(Dollars in Thousands)                                 BALANCE      INTEREST       COST
                                                     ----------    ----------   ---------
Interest-earning assets:
   Loans receivable (1)                              $  167,981    $   14,030         8.35%
   Investment securities:
      Taxable (2)                                        40,580         2,608         6.43%
      Tax-exempt (3)                                      7,325           570         7.78%
                                                     ----------    ----------
         Total investment securities                     47,905         3,178         6.63%
                                                     ----------    ----------

   Federal funds sold                                       533            33         6.19%
   Interest-bearing deposits with banks                   5,794           352         6.08%
                                                     ----------    ----------
      Total interest-earning assets                     222,213        17,593         7.92%
                                                     ----------    ----------

Noninterest-earning assets                               12,964
                                                     ----------
      Total assets                                   $  235,177
                                                     ==========

Interest-bearing liabilities:
   Savings and interest-bearing
    demand deposits                                  $   75,231    $    2,735         3.64%
   Time deposits                                         93,450         5,300         5.67%
                                                     ----------    ----------
      Total deposits                                    168,681         8,035         4.76%
                                                     ----------    ----------

   Retail repurchase agreements                              --            --           --
   FHLB advances                                         19,159         1,232         6.43%
                                                     ----------    ----------
      Total interest-bearing liabilities                187,840         9,267         4.93%
                                                     ----------    ----------

Noninterest-bearing liabilities:
   Noninterest-bearing deposits                          15,243
   Other liabilities                                      2,376
                                                     ----------
      Total liabilities                                 205,459
Stockholders' equity                                     29,718
                                                     ----------
   Total liabilities and stockholders' equity        $  235,177
                                                     ==========

Net interest income                                                $    8,326
                                                                   ==========

Interest rate spread                                                                  2.99%
                                                                                ==========

Net interest margin                                                                   3.75%
                                                                                ==========

Ratio of average interest-earning assets
 to average interest-bearing liabilities                                            118.30%
                                                                                ==========

----------
(1)  Average loans receivable includes nonperforming loans.
(2)  Includes taxable debt and equity securities and Federal Home Loan Bank
      Stock.
(3) Tax-exempt income has been adjusted to a tax equivalent basis using the federal marginal tax rate of 34%.

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

                                                               2002 COMPARED TO 2001
                                                            INCREASE (DECREASE) DUE TO
                                           ------------------------------------------------------------
                                                                              RATE/
                                               RATE           VOLUME          VOLUME            NET
                                                                 (In Thousands)
Interest-earning assets:
   Loans receivable                        $     (1,358)   $      1,507    $       (135)   $         14
   Investment securities:
      Taxable                                      (450)            628            (104)             74
      Tax-exempt                                    (48)            140             (12)             80
                                           ------------    ------------    ------------    ------------
         Total investment securities               (498)            768            (116)            154
                                           ------------    ------------    ------------    ------------

   Federal funds sold                                --              --              --              --
   Interest-bearing deposits with banks            (144)            (93)             34            (203)
                                           ------------    ------------    ------------    ------------
     Total net change in income
       on interest-earning assets                (2,000)          2,182            (217)            (35)
                                           ------------    ------------    ------------    ------------

Interest-bearing liabilities:
   Interest-bearing deposits                     (2,052)            628            (167)         (1,591)
   Retail repurchase agreements                      (2)              4              (2)             --
   FHLB advances                                   (137)            734             (46)            551
                                           ------------    ------------    ------------    ------------
     Total net change in expense
      on interest-bearing liabilities            (2,191)          1,366            (215)         (1,040)
                                           ------------    ------------    ------------    ------------

     Net change in net interest income     $        191    $        816    $         (2)   $      1,005
                                           ============    ============    ============    ============

                                                                 2001 COMPARED TO 2000
                                                              INCREASE (DECREASE) DUE TO
                                           ------------------------------------------------------------
                                                                              RATE/
                                               RATE           VOLUME          VOLUME           NET
                                                                 (In Thousands)
Interest-earning assets:
   Loans receivable                        $       (305)   $      1,829    $        (42)   $      1,482
   Investment securities:
      Taxable                                      (165)            306             (19)            122
      Tax-exempt                                    (23)             22              (1)             (2)
                                           ------------    ------------    ------------    ------------
         Total investment securities               (188)            328             (20)            120
                                           ------------    ------------    ------------    ------------

   Federal funds sold                               (33)            (33)             33             (33)
   Interest-bearing deposits with banks             (78)            153             (34)             41
                                           ------------    ------------    ------------    ------------
     Total net change in income
       on interest-earning assets                  (604)          2,277             (63)          1,610
                                           ------------    ------------    ------------    ------------

Interest-bearing liabilities:
   Interest-bearing deposits                       (713)            397             (39)           (355)
   Retail repurchase agreements                      --              --               3               3
   FHLB advances                                    (46)          1,011             (38)            927
                                           ------------    ------------    ------------    ------------
     Total net change in expense
      on interest-bearing liabilities              (759)          1,408             (74)            575
                                           ------------    ------------    ------------    ------------

     Net change in net interest income     $        155    $        869    $         11    $      1,035
                                           ============    ============    ============    ============

LIQUIDITY AND CAPITAL RESOURCES

The Bank's primary sources of funds are deposits and proceeds from loan repayments and prepayments, and from the sale and maturity of securities. The Bank may also borrow from the Federal Home Loan Bank of Indianapolis. While loan repayments and maturities and sales of securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by market interest rates, general economic conditions and competition. At December 31, 2002, the Bank had cash and interest-bearing deposits with banks of $12.7 million and securities available for sale with a fair value of $65.0 million. If the Bank requires funds beyond its ability to generate them internally, it has additional borrowing capacity with the Federal Home Loan Bank of Indianapolis and collateral eligible for repurchase agreements.

The Bank's primary investing activity is the origination of one-to-four family mortgage loans and, to a lesser extent, consumer, multi-family, commercial real estate, commercial business and residential construction loans. The Bank also invests in U.S. government and agency securities and mortgage-backed securities issued by U.S. government agencies.

The Bank must maintain an adequate level of liquidity to ensure the availability of sufficient funds to support loan growth and deposit withdrawals, to satisfy financial commitments and to take advantage of investment opportunities. At December 31, 2002, the Bank had total commitments to extend credit of $26.5 million. See Note 15 in the accompanying Notes to Consolidated Financial Statements. At December 31, 2002, the Bank had certificates of deposit scheduled to mature within one year of $50.8 million. Historically, the Bank has been able to retain a significant amount of its deposits as they mature.

The Bank is required to maintain specific amounts of capital pursuant to OTS regulations. As of December 31, 2002, the Bank was in compliance with all regulatory capital requirements which were effective as of such date with tangible, core and risk-based capital ratios of 10.9%, 10.9% and 19.5%, respectively. See Note 18 in the accompanying Notes to Consolidated Financial Statements.

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

The Bank uses interest rate sensitivity analysis to measure its interest rate risk by computing changes in NPV (net portfolio value) of its cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. NPV represents the market value of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items. This analysis assesses the risk of loss in market risk sensitive instruments in the event of a sudden and sustained 100 to 300 basis point increase or decrease in market interest rates with no effect given to any steps that management might take to counter the effect of that interest rate movement. Using data compiled by the OTS, the Bank receives a report that measures interest rate risk by modeling the change in NPV (net portfolio value) over a variety of interest rate scenarios. This procedure for measuring interest rate risk was developed by the OTS to replace the "gap" analysis (the difference between interest-earning assets and interest-bearing liabilities that mature or reprice within a specific time period).

The following table is provided by the OTS and sets forth the change in the Bank's NPV at December 31, 2002, based on OTS assumptions, that would occur in the event of an immediate change in interest rates, with no effect given to any steps that management might take to counteract that change. Due to the level of market interest rates at December 31, 2002, the table provides information for only a sustained 100 basis point decrease in market interest rates.

                                                              At December 31, 2002
                              ----------------------------------------------------------------------------------
                                          Net Portfolio Value                      Net Portfolio Value as a
                              -------------------------------------------     ----------------------------------
     Change                       Dollar        Dollar         Percent        Percent of Present Value of Assets
------------------            ------------   ------------    ------------     ----------------------------------
    In Rates                      Amount        Change         Change          NPV Ratio           Change
------------------            ------------   ------------    ------------     ------------    ------------------
                                                           (Dollars in  thousands)
       300bp                  $     32,637   $     (7,632)            (19)%          10.66%                 (178)bp
       200bp                        36,565         (3,704)             (9)           11.68                   (76)bp
       100bp                        39,685           (584)             (1)           12.42                    (2)bp
        --bp                        40,269             --              --            12.44                     --bp
     (100)bp                        38,533         (1,736)             (4)           11.82                   (62)bp

The above table indicates that in the event of a sudden and sustained increase or decrease in prevailing market interest rates, the Bank's NPV would be expected to decrease. The expected decrease in the Bank's NPV is primarily attributable to the relatively high percentage of fixed-rate loans in the Bank's loan portfolio. At December 31, 2002, approximately 75% of the loan portfolio consisted of fixed-rate loans.

Certain assumptions utilized by the OTS in assessing the interest rate risk of savings associations within its region were utilized in preparing the preceding table. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates, and the market values of certain assets under differing interest rate scenarios, among others.

As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate mortgage loans, have features that restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, expected rates of prepayments on loans and early withdrawals from certificates of deposit could deviate significantly from those assumed in calculating the table.

[LETTERHEAD OF MONROE SHINE]

                          INDEPENDENT AUDITOR'S REPORT

The Board of Directors
First Capital, Inc.
Corydon, Indiana

We have audited the accompanying consolidated balance sheets of First Capital, Inc. and Subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholders' equity and cash flows for the years ended December 31, 2002 and 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Capital, Inc. and Subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the years ended December 31, 2002 and 2001 in conformity with accounting principles generally accepted in the United States of America.

/s/ Monroe Shine

New Albany, Indiana
January 17, 2003

                      FIRST CAPITAL, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2002 AND 2001

                                                                    2002              2001
                                                               --------------    --------------
ASSETS
  Cash and due from banks                                      $    6,609,568    $    7,183,882
  Interest-bearing deposits with banks                              6,043,699         5,198,423
  Securities available for sale, at fair value                     64,980,033        54,891,268
  Securities held to maturity (fair
   value $1,553,248; $1,850,258 in 2001)                            1,474,236         1,835,651
  Loans receivable, net of allowance for loan losses of
   $1,218,246 in 2002 and $1,102,653 in 2001                      215,996,193       201,730,217
  Federal Home Loan Bank stock, at cost                             2,716,000         2,178,800
  Foreclosed real estate held for sale                                102,300           212,293
  Premises and equipment                                            7,000,741         5,940,291
  Accrued interest receivable                                       1,794,313         1,841,245
  Cash value of life insurance                                      1,266,917         1,214,260
  Other assets                                                        568,647           597,015
                                                               --------------    --------------

      Total Assets                                             $  308,552,647    $  282,823,345
                                                               ==============    ==============

LIABILITIES
  Deposits:
    Noninterest-bearing                                        $   20,051,772    $   18,629,242
    Interest-bearing                                              196,150,460       185,492,942
                                                               --------------    --------------
      Total deposits                                              216,202,232       204,122,184

  Retail repurchase agreements                                        456,732           284,221
  Advances from Federal Home Loan Bank                             53,319,551        42,824,645
  Accrued interest payable                                          1,127,553         1,252,736
  Other liabilities                                                 1,116,805           858,894
                                                               --------------    --------------
      Total Liabilities                                           272,222,873       249,342,680
                                                               --------------    --------------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
  Preferred stock of $.01 par value per share
   Authorized 1,000,000 shares; none issued                                --                --
  Common stock of $.01 par value per share
   Authorized 5,000,000 shares; issued 2,551,763 shares
   (2,545,961 shares in 2001)                                          25,518            25,460
  Additional paid-in capital                                       12,954,838        12,878,050
  Retained earnings-substantially restricted                       23,079,438        21,127,319
  Accumulated other comprehensive income                              970,977           231,153
  Unearned stock compensation                                        (143,582)         (212,083)
  Unearned ESOP shares                                               (440,760)         (481,760)
  Less treasury stock, at cost - 8,980
   shares (7,146 shares in 2001)                                     (116,655)          (87,474)
                                                               --------------    --------------
      Total Stockholders' Equity                                   36,329,774        33,480,665
                                                               --------------    --------------

      Total Liabilities and Stockholders' Equity               $  308,552,647    $  282,823,345
                                                               ==============    ==============

See notes to consolidated financial statements.

                      FIRST CAPITAL, INC. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                     YEARS ENDED DECEMBER 31, 2002 AND 2001

                                                                    2002             2001
                                                               --------------   --------------
INTEREST INCOME
  Loans, including fees                                        $   15,489,849   $   15,462,139
  Securities:
   Taxable                                                          2,660,755        2,600,194
   Tax-exempt                                                         427,903          374,889
  Federal Home Loan Bank dividends                                    143,276          130,078
  Interest-bearing deposits in banks                                  190,111          392,708
                                                               --------------   --------------
     Total interest income                                         18,911,894       18,960,008
                                                               --------------   --------------

INTEREST EXPENSE
  Deposits                                                          6,089,360        7,679,827
  Retail repurchase agreements                                          2,589            2,831
  Advances from Federal Home Loan Bank                              2,709,548        2,159,527
                                                               --------------   --------------
      Total interest expense                                        8,801,497        9,842,185
                                                               --------------   --------------

      Net interest income                                          10,110,397        9,117,823

  Provision for loan losses                                           305,000           66,000
                                                               --------------   --------------
      Net interest income after provision for loan losses           9,805,397        9,051,823
                                                               --------------   --------------

NONINTEREST INCOME
  Service charges on deposit accounts                               1,382,286        1,230,002
  Commission income                                                   260,655          244,644
  Gain on sale of securities                                           18,229           15,555
  Net gain on sale of mortgage loans                                       --          123,591
  Other income                                                         75,351           91,895
                                                               --------------   --------------
      Total noninterest income                                      1,736,521        1,705,687
                                                               --------------   --------------

NONINTEREST EXPENSE
  Compensation and benefits                                         3,554,330        3,197,793
  Occupancy and equipment                                             745,997          741,007
  Data processing                                                     508,369          455,566
  Other expenses                                                    1,722,224        1,549,479
                                                               --------------   --------------
      Total noninterest expense                                     6,530,920        5,943,845
                                                               --------------   --------------

      Income before income taxes                                    5,010,998        4,813,665
      Income tax expense                                            1,762,639        1,714,422
                                                               --------------   --------------

         Net Income                                            $    3,248,359   $    3,099,243
                                                               ==============   ==============

         Net income per common share, basic                    $         1.31   $         1.26
                                                               ==============   ==============

         Net income per common share, diluted                  $         1.30   $         1.25
                                                               ==============   ==============

See notes to Consolidated financial statements.

                      FIRST CAPITAL, INC. AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                     YEARS ENDED DECEMBER 31, 2002 AND 2001

                                                                                                ACCUMULATED
                                                              ADDITIONAL                           OTHER
                                              COMMON           PAID-IN          RETAINED       COMPREHENSIVE
                                              STOCK            CAPITAL          EARNINGS       INCOME (LOSS)
Balances at January 1, 2001                $       25,373   $   12,811,494   $   19,221,842    $     (145,398)

COMPREHENSIVE INCOME
    Net income                                          -                -        3,099,243                 -
    Other comprehensive income:
      Change in unrealized gain
       on securities available for sale,
       net of deferred income tax
       expense of $246,981                              -                -                -           376,551
      Less: Reclassification adjustment                 -                -                -                 -

        Total comprehensive income

Cash dividends ($0.48 per share)                        -                -       (1,193,766)                -
Options exercised                                      87           50,283                -                 -
Shares released by ESOP trust                           -           16,273                -                 -
Stock compensation expense                              -                -                -                 -
Purchase of 7,146 treasury shares                       -                -                -                 -
                                           ------------------------------------------------------------------

Balances at December  31, 2001                     25,460       12,878,050       21,127,319           231,153

COMPREHENSIVE INCOME
    Net income                                          -                -        3,248,359                 -
    Other comprehensive income:
      Change in unrealized gain
       on securities available for sale,
       net of deferred income tax
       expense of $492,135                              -                -                -           750,317
      Less: Reclassification adjustment
       net of deferred income tax
       benefit of $6,883                                -                -                -           (10,493)

        Total comprehensive income

Cash dividends ($0.52 per share)                        -                -       (1,296,240)                -
Restricted stock grants                                 -            1,523                -                 -
Forfeiture of restricted stock                          -                -                -                 -
Options exercised                                      58           47,913                -                 -
Shares released by ESOP trust                           -           27,352                -                 -
Stock compensation expense                              -                -                -                 -
Purchase of 1,834 treasury shares                       -                -                -                 -
                                        ---------------------------------------------------------------------
Balances at December  31, 2002             $       25,518   $   12,954,838   $   23,079,438    $      970,977
                                        =====================================================================

                                             UNEARNED        UNEARNED
                                              STOCK            ESOP          TREASURY
                                           COMPENSATION       SHARES           STOCK          TOTAL
Balances at January 1, 2001                $   (282,854)   $   (522,760)   $          -    $ 31,107,697

COMPREHENSIVE INCOME
    Net income                                        -               -               -       3,099,243
    Other comprehensive income:
      Change in unrealized gain
       on securities available for sale,
       net of deferred income tax
       expense of $246,981                            -               -               -         376,551
      Less: Reclassification adjustment               -               -               -               -
                                                                                           ------------
        Total comprehensive income                                                            3,475,794
                                                                                           ------------

Cash dividends ($0.48 per share)                      -               -               -      (1,193,766)
Options exercised                                     -               -               -          50,370
Shares released by ESOP trust                         -          41,000               -          57,273
Stock compensation expense                       70,771               -               -          70,771
Purchase of 7,146 treasury shares                     -               -         (87,474)        (87,474)
                                           ------------------------------------------------------------

Balances at December  31, 2001                 (212,083)       (481,760)        (87,474)     33,480,665

COMPREHENSIVE INCOME
    Net income                                        -               -               -       3,248,359
    Other comprehensive income:
      Change in unrealized gain
       on securities available for sale,
       net of deferred income tax
       expense of $492,135                            -               -               -         750,317
      Less: Reclassification adjustment
       net of deferred income tax
       benefit of $6,883                              -               -               -         (10,493)
                                                                                           ------------
        Total comprehensive income                                                            3,988,183
                                                                                           ------------

Cash dividends ($0.52 per share)                      -               -               -      (1,296,240)
Restricted stock grants                          (7,894)              -           6,371               -
Forfeiture of restricted stock                    6,371               -          (6,371)              -
Options exercised                                     -               -               -          47,971
Shares released by ESOP trust                         -          41,000                          68,352
Stock compensation expense                       70,024               -               -          70,024
Purchase of 1,834 treasury shares                     -               -         (29,181)        (29,181)
                                           ------------------------------------------------------------

Balances at December  31, 2002             $   (143,582)   $   (440,760)   $   (116,655)   $ 36,329,774
                                           ============================================================

See notes to consolidated financial statements.

                                 FIRST CAPITAL, INC. AND SUBSIDIARIES
                                 CONSOLIDATED STATEMENTS OF CASH FLOWS
                                YEARS ENDED DECEMBER 31, 2002 AND 2001

                                                                    2002              2001
                                                               --------------    --------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                                   $    3,248,359    $    3,099,243
  Adjustments to reconcile net income to net cash provided
   by operating activities:
      Amortization of premium and accretion
       of discount on securities, net                                 218,461            30,847
      Depreciation expense                                            480,393           463,264
      Deferred income taxes                                           (24,088)           18,971
      ESOP and stock compensation expense                             138,376           128,044
      Increase in cash value of life insurance                        (52,657)          (53,275)
      Provision for loan losses                                       305,000            66,000
      Net gain on sale of securities                                  (18,229)          (15,555)
      Proceeds from the sale of mortgage loans                              -         5,488,218
      Mortgage loans originated for sale                                    -        (5,364,627)
      Net gain on sale of mortgage loans                                    -          (123,591)
      Net gain on sale of foreclosed real estate                      (14,506)                -
      Net change in other assets/liabilities                         (253,135)          165,754
                                                               --------------    --------------
        Net Cash Provided By Operating Activities                   4,027,974         3,903,293
                                                               --------------    --------------

CASH FLOWS FROM INVESTING ACTIVITIES
  Net (increase) decrease in interest-bearing
   deposits with banks                                               (845,276)          259,990
  Purchase of securities available for sale                       (26,590,589)      (42,716,013)
  Purchase of securities held to maturity                          (1,100,000)         (500,000)
  Proceeds from maturities of securities available for sale        15,177,000        21,938,000
  Proceeds from maturities of securities held to maturity           1,218,800         9,270,100
  Proceeds from sale of securities available for sale                 693,402                 -
  Proceeds from sale of securities held to maturity                   150,750           356,432
  Principal collected on mortgage-backed securities                 1,748,130         1,540,387
  Net increase in loans receivable                                (14,771,683)      (22,618,022)
  Purchase of Federal Home Loan Bank stock                           (537,200)         (675,000)
  Proceeds from sale of foreclosed real estate                        325,206            32,422
  Purchase of premises and equipment                               (1,540,843)         (175,809)
                                                               --------------    --------------
        Net Cash Used By Investing Activities                     (26,072,303)      (33,287,513)
                                                               --------------    --------------

CASH FLOWS FROM FINANCING ACTIVITIES
  Net increase in deposits                                         12,080,048        18,754,032
  Advances from Federal Home Loan Bank                             15,000,000        16,000,000
  Repayment of advances from Federal Home Loan Bank                (4,505,094)       (3,249,562)
  Net increase in retail repurchase agreements                        172,511           284,221
  Exercise of stock options                                            47,971            50,370
  Purchase of treasury stock                                          (29,181)          (87,474)
  Dividends paid                                                   (1,296,240)       (1,193,766)
                                                               --------------    --------------
        Net Cash Provided By Financing Activities                  21,470,015        30,557,821
                                                               --------------    --------------

Net Increase (Decrease) in Cash and Due From Banks                   (574,314)        1,173,601

Cash and due from banks at beginning of year                        7,183,882         6,010,281
                                                               --------------    --------------

Cash and Due From Banks at End of Year                         $    6,609,568    $    7,183,882
                                                               ==============    ==============

See notes to consolidated financial statements.

                      FIRST CAPITAL, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2002 AND 2001

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

         BASIS OF CONSOLIDATION

         The consolidated financial statements include the accounts of the Company and its subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation.

         RECLASSIFICATIONS

         Certain prior year amounts have been reclassified to conform with the current year presentation.

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

                      FIRST CAPITAL, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                           DECEMBER 31, 2002 AND 2001

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

         The accrual of interest is discontinued on a loan when, in the judgment of management, the probability of collection of interest is deemed to be insufficient to warrant further accrual. The Bank does not accrue interest on loans past due 90 days or more except when the estimated value of collateral and collection efforts are deemed sufficient to ensure full recovery. When a loan is placed on non accrual status, previously accrued but unpaid interest is charged against interest income.

         Interest payments on nonaccrual loans, including specific impaired loans, are accounted for as interest income using the cash receipts method or cost recovery method until qualifying for return to accrual. Generally, the cash receipts method is used when the likelihood of further loss on the loan is remote. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

         The Bank's practice is to charge off any loan or portion of a loan when the loan is determined by management to be uncollectible due to the borrower's failure to meet repayment terms, the borrower's deteriorating or deteriorated financial condition, the depreciation of the underlying collateral, the loans classification as a loss by regulatory examiners, or for other reasons.

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

                      FIRST CAPITAL, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                           DECEMBER 31, 2002 AND 2001

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

         FORECLOSED REAL ESTATE HELD FOR SALE

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

                      FIRST CAPITAL, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                           DECEMBER 31, 2002 AND 2001

(1 - continued)

         STOCK-BASED COMPENSATION

         Under the provisions of SFAS 123, Accounting for Stock-Based Compensation, the Company elects to measure and recognize compensation cost related to stock-based compensation plans using the intrinsic value method and discloses the pro forma effect of applying the fair value method contained in SFAS 123. Accordingly, no compensation cost is charged against earnings for stock options granted under the Company's stock-based compensation plans.

         RECENT ACCOUNTING PRONOUNCEMENTS

         In June 2001, FASB issued SFAS 143, Accounting for Asset Retirement Obligations. This statement applies to all entities and the legal obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal operation of a long-lived asset, except for certain obligations of lessees. This statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The implementation of this standard is not expected to have a material impact on the Company's financial condition and results of operations.

         In August 2001, FASB issued SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This statement supersedes SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and establishes a single financial accounting model for long-lived assets to be disposed of by sale. The statement retains the requirements of SFAS 121 to recognize an impairment loss if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and measure an impairment loss as the difference between the carrying amount and the fair value of the asset. This statement is effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. The implementation of this standard had no material impact on the Company's financial condition or results of operations.

         In May 2002, FASB issued SFAS 145, Rescission of FASB Statements 4, 44, and 64, Amendment of FASB Statement 13, and Technical Corrections as of April 2002. This Statement rescinds SFAS 4, Reporting Gains and Losses from Extinguishment of Debt, and an amendment of that Statement, SFAS 64, Extinguishment of Debt Made to Satisfy Sinking-Fund Requirements. This Statement also rescinds SFAS 44, Accounting for Intangible Assets of Motor Carriers, and amends SFAS 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. This statement is effective for transactions occurring after May 15, 2002. The implementation of this standard had no material impact on the Company's financial condition or results of operations.

         In June 2002, FASB issued SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities. This statement addresses the accounting and reporting for costs associated with exit or disposal activities and nullifies previous guidance. The principal difference between this statement and prior guidance is that a liability for a cost associated with an exit or disposal activity can only be recognized when actually incurred versus the date when management commits to the plan. This statement establishes that fair value is the objective for initial measurement of the liability. This statement is effective for exit or disposal activities that are initiated after December 31, 2002. The implementation of this standard is not expected to have a material impact on the Company's financial condition or results of operations.

                      FIRST CAPITAL, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                           DECEMBER 31, 2002 AND 2001

(1 - continued)

         In October 2002, the FASB issued SFAS 147, Acquisitions of Certain Financial Institutions, an amendment of FASB Statements 72 and 144 and FASB Interpretation 9, which addresses the financial accounting and reporting for the acquisitions of all or part of a financial institution. SFAS 147 removes acquisitions of financial institutions, except for transactions between two or more mutual enterprises, from the scope of both SFAS 72 and Interpretation 9 and requires that those transactions be accounted for in accordance with SFAS 141, Business Combinations, and SFAS 142, Goodwill and Other Intangible Assets. SFAS 147 also amends SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, to include in its scope long-term customer-relationship and credit cardholder intangible assets, and requires companies to cease amortization of unidentifiable assets associated with certain branch acquisitions. The provisions of this statement were effective beginning October 1, 2002. The implementation of this standard had no material impact on the Company's financial condition or results of operation.

         In November 2002, the FASB issued FASB Interpretation (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, which elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of this interpretation are applied prospectively to guarantees issued or modified after December 31, 2002. The adoption of these recognition provisions will result in recording liabilities associated with certain guarantees provided by the Company. These currently include standby letters of credit. The disclosure requirements of this interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The implementation of the recognition provisions of this interpretation are not expected to have a material impact on the Company's financial condition or results of operation.

(2)      PENDING MERGER

         On September 25, 2002, the Company and Hometown Bancshares, Inc. (Hometown), a bank holding company for Hometown National Bank in New Albany, Indiana, entered into an agreement and plan of merger whereby each of the issued and outstanding common shares of Hometown will be exchanged for shares of the Company's common stock or $46.50 in cash per share. The number of shares of the Company's common stock to be exchanged for each share of Hometown's common stock will be based on the average closing price of the Company's common stock over a twenty day trading period shortly before the closing of the merger. Elections to receive stock, cash or a combination of stock and cash by the Hometown shareholders will be limited by a requirement that 50% of the total number of outstanding shares of Hometown's common stock be exchanged for Company common stock. The merger is subject to regulatory and shareholder approvals. The merger is expected to be completed in March 2003.

(3)      RESTRICTION ON CASH AND DUE FROM BANKS

         The Bank is required to maintain reserve balances on hand and with the Federal Reserve Bank which are noninterest bearing and unavailable for investment. The average amount of those reserve balances for the year ended December 31, 2002 and 2001 were approximately $1,649,000 and $1,104,000 respectively.

                      FIRST CAPITAL, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                           DECEMBER 31, 2002 AND 2001

(4)      INVESTMENT SECURITIES

         Debt and equity securities have been classified in the balance sheets according to management's intent. Investment securities at December 31, 2002 and 2001 are summarized as follows:

                                                                            GROSS          GROSS
                                                           AMORTIZED      UNREALIZED     UNREALIZED       FAIR
                                                            COST            GAINS         LOSSES          VALUE
             DECEMBER 31, 2002:
             Securities available for sale:
               Mortgage-backed securities:
                 FNMA certificates                        $  1,759,759   $     25,638   $          -   $  1,785,397
                 GNMA certificates                             874,617          7,608              -        882,225
                 FHLMC certificates                            200,241          2,539              -        202,780
                 FNMA REMICS                                 2,008,096         32,698              -      2,040,794
                 FHLMC REMICS                                5,989,820         62,590            163      6,052,247
                                                          ---------------------------------------------------------
                                                            10,832,533        131,073            163     10,963,443
                                                          ---------------------------------------------------------
               Other debt securities:
                 Federal agency                             41,078,195      1,160,051          2,242     42,236,004
                 Municipal                                  10,223,239        320,196          9,529     10,533,906
                                                          ---------------------------------------------------------
                                                            62,133,967      1,611,320         11,934     63,733,353
                                                          ---------------------------------------------------------

               Mutual funds                                  1,238,223         36,059         27,602      1,246,680
                                                          ---------------------------------------------------------

                 Total securities available for sale      $ 63,372,190   $  1,647,379   $     39,536   $ 64,980,033
                                                          =========================================================

             Securities held to maturity:
                Mortgage-backed securities:
                  FNMA certificates                       $    183,534   $      2,901   $      8,932   $    177,503
                  GNMA certificates                            114,194          3,655            260        117,589
                                                          ---------------------------------------------------------
                                                               297,728          6,556          9,192        295,092
                                                          ---------------------------------------------------------
                 Other debt securities:
                   Municipal                                 1,176,508         81,648              -      1,258,156
                                                          ---------------------------------------------------------

             Total securities held to maturity            $  1,474,236   $     88,204   $      9,192   $  1,553,248
                                                          =========================================================

             DECEMBER 31, 2001:
             Securities available for sale:
               Mortgage-backed securities:
                 FNMA certificates                        $    457,668     $        -   $     10,716   $    446,952
                 GNMA certificates                           1,785,617          6,480              -      1,792,097
                 FHLMC certificates                            310,174          4,523              -        314,697
                 FNMA REMICS                                 2,022,167          4,639         19,487      2,007,319
                 FHLMC REMICS                                2,033,426         16,353         19,394      2,030,385
                                                          ---------------------------------------------------------
                                                             6,609,052         31,995         49,597      6,591,450
                                                          ---------------------------------------------------------
               Other debt securities:
                 Federal agency                             39,662,021        528,972        117,898     40,073,095
                 Municipal                                   7,061,710         71,290         72,106      7,060,894
                                                          ---------------------------------------------------------
                                                            46,723,731        600,262        190,004     47,133,989
                                                          ---------------------------------------------------------

               Mutual funds                                  1,175,717         10,218         20,106      1,165,829
                                                          ---------------------------------------------------------

                 Total securities available for sale      $ 54,508,500   $    642,475   $    259,707   $ 54,891,268
                                                          =========================================================

                      FIRST CAPITAL, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                           DECEMBER 31, 2002 AND 2001

(4 - continued)

                                                                                          GROSS         GROSS
                                                                         AMORTIZED     UNREALIZED     UNREALIZED       FAIR
                                                                           COST           GAINS         LOSSES         VALUE
             DECEMBER 31, 2001:
             Securities held to maturity:
                Mortgage-backed securities:
                  FNMA certificates                                    $    240,634   $      1,554   $      4,644   $    237,544
                  GNMA certificates                                         152,014          1,610            736        152,888
                                                                       ---------------------------------------------------------
                                                                            392,648          3,164          5,380        390,432
                                                                       ---------------------------------------------------------
                 Other debt securities:
                   Municipal                                              1,443,003         16,823              -      1,459,826
                                                                       ---------------------------------------------------------

             Total securities held to maturity                         $  1,835,651   $     19,987   $      5,380   $  1,850,258
                                                                       =========================================================

         During 2002 and 2001, the Bank sold non-rated municipal securities classified as held to maturity with an amortized cost of $149,897 and $356,432, respectively, and realized gross gains of $853 and $15,555, respectively. These securities were sold as a result of an Office of Thrift Supervision (OTS) examination in 2000 which required divestiture of these holdings within three years. The OTS limits the holdings of non-rated municipal securities to those issued by a municipality in which the institution has an office. Through the merger with HCB Bancorp in January 2000, the Bank acquired certain non-rated municipal securities issued by municipalities in which the Bank does not have an office. At March 31, 2001, the Bank transferred from the held to maturity category to the available for sale category certain non-rated municipal securities with an amortized cost of $182,376.

         During 2002, the Bank sold available for sale securities for total proceeds of $693,402, resulting in gross realized gains of $17,376.

         The amortized cost and fair value of debt securities as of December 31, 2002, by contractual maturity, are shown below. Expected maturities of mortgage-backed securities may differ from contractual maturities because the mortgages underlying the obligations may be prepaid without penalty.

                                                           SECURITIES AVAILABLE FOR SALE      SECURITIES HELD TO MATURITY
                                                          -------------------------------   -------------------------------
                                                             AMORTIZED          FAIR           AMORTIZED         FAIR
                                                               COST            VALUE             COST           VALUE
             Due in one year or less                      $    4,144,130   $    4,275,271   $      114,000   $      114,150
             Due after one year through five
              years                                           38,843,276       39,990,125          188,508          194,335
             Due after five years through
              ten years                                        5,334,978        5,502,672           74,000           74,000
             Due after ten years                               2,979,050        3,001,842          800,000          875,671
                                                          -----------------------------------------------------------------
                                                              51,301,434       52,769,910        1,176,508        1,258,156

             Mortgage-backed securities                       10,832,533       10,963,443          297,728          295,092
                                                          -----------------------------------------------------------------

                                                          $   62,133,967   $   63,733,353   $    1,474,236   $    1,553,248
                                                          =================================================================

         Investment securities with a carrying amount of $499,475 were pledged to secure public deposits at December 31, 2002.

                      FIRST CAPITAL, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                           DECEMBER 31, 2002 AND 2001

(5)      LOANS

         Loans receivable at December 31, 2002 and 2001 consisted of the following:

                                                                                2002              2001
                                                                            --------------   --------------
             Real estate mortgage loans:
               Residential                                                  $  145,467,644   $  132,348,492
               Land                                                              4,820,715        4,381,011
               Residential construction                                          9,782,878       10,476,939
               Commercial real estate                                           16,760,389       15,810,867
             Commercial business loans                                           9,440,238       11,339,361
             Consumer loans:
               Home equity and second mortgage loans                            18,639,762       12,962,816
               Automobile loans                                                  9,597,787       10,376,402
               Loans secured by savings accounts                                 1,249,277        1,309,396
               Unsecured loans                                                   1,192,579        1,721,400
               Other consumer loans                                              4,176,322        4,949,299
                                                                            -------------------------------
                   Gross loans receivable                                      221,127,591      205,675,983
                                                                            -------------------------------
             Less:
               Deferred loan origination fees, net                                  25,864          116,189
               Undisbursed portion of loans in process                           3,887,288        2,726,924
               Allowance for loan losses                                         1,218,246        1,102,653
                                                                            -------------------------------
                                                                                 5,131,398        3,945,766
                                                                            -------------------------------
                   Loans receivable, net                                    $  215,996,193   $  201,730,217
                                                                            ===============================

         Mortgage loans serviced for the benefit of others amounted to $5,182,427 and $10,061,396 at December 31, 2002 and 2001, respectively.
         The balance of capitalized mortgage servicing rights, carried at estimated fair value, included in other assets at December 31, 2002 and 2001, was $66,119 and $124,231, respectively. The estimated fair value of mortgage servicing rights was determined using discount rates ranging from 7.5 to 10 percent and prepayment speeds ranging from .06 percent to 33.48 percent, depending upon the stratification of the specific rights. The Bank had no capitalized mortgage servicing rights during 2002. The Bank capitalized mortgage servicing rights of $77,206 for the year ended December 31, 2001. The Bank recognized amortization of $58,112 and $68,836, for the years ended December 31, 2002 and 2001, respectively.

         An analysis of the allowance for loan losses is as follows:

                                                                                 2002            2001
                                                                            --------------   --------------
             Beginning balances                                             $    1,102,653   $    1,183,638
             Provision                                                             305,000           66,000
             Recoveries                                                             57,552           74,940
             Loans charged-off                                                    (246,959)        (221,925)
                                                                            -------------------------------

             Ending balances                                                $    1,218,246   $    1,102,653
                                                                            ===============================

         At December 31, 2002 and 2001, the total recorded investment in loans on nonaccrual amounted to approximately $607,000 and $787,000, respectively. The total recorded investment in loans past due ninety days or more and still accruing interest amounted to approximately $730,000 and $471,000 at December 31, 2002 and 2001, respectively. The total recorded investment in loans specifically classified as impaired amounted to $1,158,000 and $806,000 at December 31, 2002 and 2001,
         respectively. The average recorded investment in impaired loans amounted to approximately $1,085,000 and $356,000 for the years ended December 31, 2002 and 2001, respectively. The Bank had a specific allowance for loan losses related to impaired loans of $420,072 and $165,729 at December 31, 2002 and 2001, respectively. Interest income on impaired loans of $82,225 and $18,374 was recognized for cash payments received in 2002 and 2001, respectively.

                      FIRST CAPITAL, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                           DECEMBER 31, 2002 AND 2001

(5 - continued)

         The Bank has entered into loan transactions with certain directors, officers and their affiliates (related parties). In the opinion of management, such indebtedness was incurred in the ordinary course of business on substantially the same terms as those prevailing at the time for comparable transactions with other persons.

         The following table represents the aggregate activity for related party loans during the year ended December 31, 2002:

             Beginning balance                                $  1,916,740
             New loans                                             388,073
             Payments                                             (198,568)
                                                              ------------

             Ending balance                                   $  2,106,245
                                                              ============

         The Bank has purchased commercial paper from a corporation where a director is considered a related party. In the opinion of management, these transactions were made in the ordinary course of business on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with unrelated parties. During the year ended December 31, 2002, the Bank granted- approximately $1,827,000, to customers of the corporation and such loans had an aggregate outstanding balance of approximately $3,295,000 and $1,957,000 at December 31, 2002 and 2001, respectively.

(6)      PREMISES AND EQUIPMENT

         Premises and equipment as of December 31 consisted of the following:

                                                               2002             2001
                                                          --------------    --------------
             Land and land improvements                   $    1,671,929    $    1,146,490
             Leasehold improvements                              157,777           153,077
             Office buildings                                  5,224,823         4,870,478
             Furniture, fixtures and equipment                 2,813,271         2,308,390
                                                          --------------------------------
                                                               9,867,800         8,478,435
             Less accumulated depreciation                     2,867,059         2,538,144
                                                          --------------------------------

                 Totals                                   $    7,000,741    $    5,940,291
                                                          ================================

(7)      DEPOSITS

         The aggregate amount of time deposit accounts with balances of $100,000 or more was approximately $25,129,000 and $24,592,000 at December 31, 2002 and 2001, respectively. Deposit account balances in excess of $100,000 are not federally insured.

         At December 31, 2002, scheduled maturities of time deposits were as follows:

             Year ending December 31:
                2003                                      $  50,757,566
                2004                                         15,227,738
                2005                                         15,180,207
                2006                                         13,574,380
                2007 and thereafter                          12,857,933
                                                          -------------

                  Total                                   $ 107,597,822
                                                          =============

         The Bank held deposits of approximately $7,027,000, and $6,670,000 for related parties at December 31, 2002 and 2001, respectively.

                      FIRST CAPITAL, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                           DECEMBER 31, 2002 AND 2001

(8)      RETAIL REPURCHASE AGREEMENTS

         Retail repurchase agreements represent overnight borrowings from deposit customers and the debt securities sold under the repurchase agreements were under the control of the Bank at December 31, 2002 and 2001. Information concerning borrowings under repurchase agreements at December 31, 2002 and 2001 and for the years then ended is summarized as follows:

                                                                                    2002                 2001
                                                                                ------------         -----------
         Weighted average interest rate during the year                                 1.39%               3.12%
         Average daily balance                                                  $    185,929         $    90,752
         Maximum month-end balance during the year                              $    456,732         $   578,534
         Amortized cost of debt securities underlying the agreements            $  1,009,365         $ 1,019,710
         Fair value of debt securities underlying the agreements                $  1,040,721         $ 1,056,644

(9)      ADVANCES FROM FEDERAL HOME LOAN BANK

         At December 31, 2002 and 2001, advances from the Federal Home Loan Bank were as follows:

                                                            2002                     2001
                                                  ------------------------   -----------------------
                                                  WEIGHTED                   WEIGHTED
                                                  AVERAGE                    AVERAGE
                                                    RATE        AMOUNT         RATE        AMOUNT

                Fixed rate advances                   5.49%  $  53,319,551       5.87%  $ 42,824,645
                                                  ========================   =======================

         At December 31, 2002, advances from the Federal Home Loan Bank totaling $20,000,000 were putable advances whereby the Federal Home Loan Bank will automatically convert the fixed rate advance to a variable rate should the market interest rate exceed a pre-determined strike rate.

         The following is a schedule of maturities for advances outstanding as of December 31, 2002:

             Due in:

                2003                                      $   3,678,004
                2004                                          3,142,497
                2005                                          8,501,821
                2006                                          4,061,097
                2007                                          5,742,274
                Thereafter                                   28,193,858
                                                          -------------

                  Total                                    $ 53,319,551
                                                          =============

         The advances are secured under a blanket collateral agreement. At December 31, 2002, the carrying value of residential mortgage loans and investment securities pledged as security for the advances was $127,882,941 and $1,014,493, respectively.

(10)     LEASE COMMITMENTS

         On April 1, 1997, the Bank entered into a noncancellable sub-lease agreement for a branch office for an initial lease term of eight years. The sub-lessor has a fixed term lease with the owner with an initial term expiring November 30, 2003. The Bank also has a noncancellable lease agreement for a branch office dated December 1, 1995 that expires in the year 2005.

                      FIRST CAPITAL, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                           DECEMBER 31, 2002 AND 2001

(10 - continued)

         The following is a schedule by years of future minimum rental payments required under these operating leases:

             Year ending December 31:

                2003                                           $ 30,833
                2004                                             19,200
                2005                                             17,600
                                                               --------

                  Total minimum payments required              $ 67,633
                                                               ========

         Total minimum rental expense for all operating leases for each of the periods ended December 31, 2002 and 2001 amounted to $31,890.

(11)     INCOME TAXES

         The components of income tax expense were as follows:

                                                                            2002              2001
                                                                       --------------    --------------
                 Current                                               $    1,786,727    $    1,695,451
                 Deferred                                                     (24,088)           18,971
                                                                       --------------------------------

                    Totals                                             $    1,762,639    $    1,714,422
                                                                       ================================

         Significant components of the deferred tax assets and liabilities as of December 31, 2002 and 2001 were as follows:

                                                                            2002              2001
                                                                       --------------    --------------
             Deferred tax assets (liabilities):

               Depreciation                                            $     (262,907)   $     (197,962)
               Deferred loan fees and costs                                   (68,474)          (49,080)
               Deferred compensation plans                                    163,496           153,176
               Stock compensation plan                                         27,136            27,400
               Allowance for loan losses                                      472,104           426,765
               Post-1987 bad debt deduction                                   (28,633)          (57,266)
               Unrealized gain on securities available for sale              (636,867)         (151,614)
               Other                                                          (18,244)          (42,641)
                                                                       --------------------------------

                    Net deferred tax asset (liability)                 $     (352,389)   $      108,778
                                                                       ================================

         The reconciliation of income tax expense with the amount which would have been provided at the federal statutory rate of 34 percent follows:

                                                                            2002              2001
                                                                       --------------    --------------
             Provision at federal statutory tax rate                   $    1,703,739    $    1,636,646
             State income tax-net of federal tax benefit                      229,184           227,740
             Tax-exempt interest income                                      (146,627)         (135,758)
             Increase in cash value of life insurance                         (17,903)          (18,114)
             Other                                                             (5,754)            3,908
                                                                       --------------------------------

                 Totals                                                $    1,762,639    $    1,714,422
                                                                       ================================

             Effective tax rate                                                  35.2%             35.6%
                                                                       ================================

                      FIRST CAPITAL, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                           DECEMBER 31, 2002 AND 2001

(11 - continued)

         Prior to July 1, 1996, the Bank was permitted by the Internal Revenue Code to deduct from taxable income an annual addition to a statutory bad debt reserve subject to certain limitations. Retained earnings at December 31, 2002 includes approximately $1,040,000 of cumulative deductions for which no deferred federal income tax liability has been recorded. Reduction of these reserves for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes subject to the then current corporate income tax rate. The unrecorded deferred liability on these amounts was approximately $354,000 at December 31, 2002.

         Federal legislation enacted in 1996 repealed the use of the qualified thrift reserve method of accounting for bad debts for tax years beginning after December 31, 1995. As a result, the Bank discontinued the calculation of the annual addition to the statutory bad debt reserve using the percentage-of-taxable-income method and adopted the experience reserve method for banks. Under this method, the Bank computes its federal tax bad debt deduction based on actual loss experience over a period of years. The legislation required the Bank to recapture into taxable income over a six-year period its post-1987 additions to the qualified thrift statutory bad debt reserve, thereby generating additional tax liability. At December 31, 2002, the remaining unamortized balance of the post-1987 reserves totaled $84,214 for which a deferred tax liability of $28,633 has been recorded.

         The legislation also provided that the Bank will not be required to recapture its pre-1988 statutory bad debt reserves if it ceases to meet the qualifying thrift definitional tests as provided under prior law and if the Bank continues to qualify as a "bank" under existing provisions of the Internal Revenue Code.

(12)     EMPLOYEE BENEFIT PLANS

         DEFINED CONTRIBUTION PLAN:

         The Bank has a qualified contributory defined contribution plan available to all eligible employees. The plan allows participating employees to make tax-deferred contributions under Internal Revenue Code Section 401(k). The Bank contributed $128,359 and $109,773 to the plan for the years ended December 31, 2002 and 2001, respectively.

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

         Compensation expense is recognized based on the average fair value of shares released for allocation to participant accounts during the year with a corresponding credit to stockholders' equity. Compensation expense recognized for the years ended December 31, 2002 and 2001 amounted to $68,327 and $50,251, respectively.

                      FIRST CAPITAL, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                           DECEMBER 31, 2002 AND 2001

(12 - continued)

         Company common stock held by the ESOP trust at December 31 was as follows:

                                                                            2002             2001
                                                                       --------------   --------------
             Allocated shares                                          $       17,425   $       13,325
             Shares committed to be released                                        -                -
             Unearned shares                                                   44,076           48,176
                                                                       -------------------------------

             Total ESOP shares                                                 61,501           61,501
                                                                       ===============================

             Fair value of unearned shares                             $      896,065   $      693,734
                                                                       ===============================

(13)     DEFERRED COMPENSATION PLANS

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

         Assuming normal retirement, the benefits under the plan will be paid in varying amounts between 1999 and 2022. The Bank is the owner and beneficiary of insurance policies on the lives of these officers which may provide funds for a portion of the required payments. The agreements also provide for payment of benefits in the event of disability, early retirement, termination of employment or death. Deferred compensation expense for this plan was $30,839 and $28,051 for the years ended December 31, 2002 and 2001, respectively.

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

         Assuming normal retirement, the benefits under the plan will be paid in varying amounts between 1995 and 2037. The agreements also provide for payment of benefits in the event of disability, early retirement, termination of service or death. Deferred compensation expense for this plan was $7,914 and $12,208 for the years ended December 31, 2002 and 2001, respectively.

 (14)    STOCK-BASED COMPENSATION PLANS

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

         RESTRICTED STOCK COMPENSATION PLAN

         The Company has a restricted stock compensation plan as an encouragement for directors, officers and key employees to remain in the employment or service of the Bank. The shares granted under the plan were in the form of restricted stock vesting over a five-year period beginning one year after

                      FIRST CAPITAL, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                           DECEMBER 31, 2002 AND 2001

(14 - continued)

         the date of grant of the award. Since the stock issued is held in escrow by the Company before some or all of the services are performed, unearned compensation is recorded as a reduction of stockholders' equity. Compensation expense is recognized pro rata over the period during which the shares are earned. The terms of the restricted stock compensation plan include a provision whereby all unearned shares become fully vested upon a change in control. Compensation expense of $70,024 and $70,771 was recognized for the years ended December 31, 2002 and 2001, respectively.

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

         Options granted generally vest ratably over five years and are exercisable in whole or in part for a period up to ten years from the date of the grant.

         The following is a summary of the Company's stock options as of December 31, 2002 and 2001, and the changes for the years then ended:

                                                                    2002                          2001
                                                        ---------------------------   ---------------------------
                                                                         WEIGHTED                       WEIGHTED
                                                                         AVERAGE                        AVERAGE
                                                                         EXERCISE                      EXERCISE
                                                           NUMBER         PRICE          NUMBER          PRICE
             Outstanding at beginning
              of year                                         84,736   $      10.46         93,629   $       7.88
             Granted                                             750          14.25             --             --
             Exercised                                         5,802           7.98          8,638           5.83
             Forfeited                                         5,761          10.69            256           7.81
                                                        ------------                  ------------

             Outstanding at end of year                       73,923   $      10.67         84,736   $      10.46
                                                        ============                  ============

             Exercisable at end of year                       37,555   $      10.40         25,533   $       9.52
                                                        ============                  ============

         For options outstanding at December 31, 2002, the following information is provided by range of exercise price:

                                                     OPTIONS OUTSTANDING                  OPTIONS EXERCISABLE
                                          ------------------------------------------   ---------------------------
                                                                          WEIGHTED
                                                          WEIGHTED         AVERAGE                     WEIGHTED
                                                           AVERAGE        REMAINING                     AVERAGE
         RANGE OF                                         EXERCISE       CONTRACTUAL                   EXERCISE
         EXERCISE PRICES                    NUMBER          PRICE            LIFE         NUMBER         PRICE

            $6.24 - $7.41                        4,364   $       6.95      4.1 years          4,364   $       6.95
            $9.42 - $11.00                      68,809          10.88      6.9 years         33,191          10.86
            $14.25                                 750          14.25      9.1 years              -              -
                                          ------------                                 ------------

            $6.24 - $14.25                     73,923   $      10.68      6.8 years         37,555   $      10.40
                                          ============                                 ============

                      FIRST CAPITAL, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                           DECEMBER 31, 2002 AND 2001

(14 - continued)

         The Company accounts for the stock option plan under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under the stock option plan had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share as if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation.

                                                                          YEARS ENDED DECEMBER 31,
                                                                            2002               2001
                                                                        --------------    --------------
         Net income, as reported                                        $    3,248,359    $    3,099,243
         Deduct:  Total stock-based employee compensation
          expense determined under fair value based method
          for all awards, net of related tax effects                           (12,327)          (13,502)
                                                                        --------------------------------

             Pro forma net income                                       $    3,236,032    $    3,085,742
                                                                        ================================

             Earnings per share:
               Basic - as reported                                      $         1.31    $         1.26
                                                                        ================================

               Basic - pro forma                                        $         1.31    $         1.25
                                                                        ================================

               Diluted - as reported                                    $         1.30    $         1.25
                                                                        ================================

               Diluted - pro forma                                      $         1.29    $         1.24
                                                                        ================================

         For purposes of providing the pro forma disclosures required under SFAS No. 123, the fair market value of stock options granted was estimated at the date of grant using the Black-Scholes option pricing model. The Black-Scholes option pricing model was originally developed for use in estimating the fair value of traded options which have different characteristics from the Company's employee stock options and require the use of highly subjective assumptions which can materially affect the fair value estimate. As a result, management believes that the Black-Scholes model may not necessarily provide a reliable measure of the fair value of employee stock options.

         The following assumptions were used for grants for the year ended December 31, 2002:

             Expected dividend yields                                   3.14%
             Risk-free interest rates                                   4.27%
             Expected volatility                                       10.65%
             Expected life of options                                 7 years
             Weighted average fair value at grant date                 $ 1.71

                      FIRST CAPITAL, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                           DECEMBER 31, 2002 AND 2001

(15)     COMMITMENTS AND CONTINGENCIES

         In the normal course of business, there are outstanding various commitments and contingent liabilities, such as commitments to extend credit and legal claims, which are not reflected in the financial statements.

         Commitments under outstanding standby letters of credit totaled $689,460 at December 31, 2002.

         The following is a summary of the commitments to extend credit at December 31, 2002 and 2001:

                                                                            2002            2001
                                                                       --------------   --------------
             Loan commitments:
               Fixed rate                                              $    5,499,450   $    7,599,459
               Adjustable rate                                                297,350          617,550

             Undisbursed commercial and personal lines of credit            6,462,186        8,857,316
             Undisbursed portion of construction loans in process           3,887,288        2,726,924
             Undisbursed portion of home equity lines of credit            10,370,924        8,416,594
                                                                       -------------------------------

                   Total commitments to extend credit                  $   26,517,198   $   28,217,843
                                                                       ===============================

(16)     FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

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

         The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments (see Note 15). The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

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

         The Bank has not been required to perform on any financial guarantees and has not incurred any losses on its commitments during the years ended December 31, 2002 and 2001.

                      FIRST CAPITAL, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                           DECEMBER 31, 2002 AND 2001

(17)     DIVIDEND RESTRICTION

         As an Indiana corporation, the Company is subject to Indiana law with respect to the payment of dividends. Under Indiana law, the Company may pay dividends so long as it is able to pay its debts as they become due in the usual course of business and its assets exceed the sum of its total liabilities, plus the amount that would be needed, if the Company were to be dissolved at the time of the dividend, to satisfy any rights that are preferential to the rights of the persons receiving the dividend. The ability of the Company to pay dividends depends primarily on the ability of the Bank to pay dividends to the Company.

         The payment of dividends by the Bank is subject to regulation by the Office of Thrift Supervision (OTS). The Bank may not declare or pay a cash dividend or repurchase any of its capital stock if the effect thereof would cause the regulatory capital of the Bank to be reduced below regulatory capital requirements imposed by the OTS or below the amount of the liquidation account established upon completion of a conversion from mutual to stock form on December 31, 1998.

(18)     REGULATORY MATTERS

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

         Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2002, that the Bank meets all capital adequacy requirements to which it is subject. As of December 31, 2002, the most recent notification from the OTS categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the institutions' categories.

         The actual capital amounts and ratios are also presented in the table. No amounts were deducted from capital for interest-rate risk in either year.

                                                                                                                    MINIMUM
                                                                                                                   TO BE WELL
                                                                                            MINIMUM            CAPITALIZED UNDER
                                                                                         FOR CAPITAL          PROMPT CORRECTIVE
                                                                 ACTUAL               ADEQUACY PURPOSES:      ACTION PROVISIONS:
             (Dollars in thousands)                       AMOUNT        RATIO        AMOUNT         RATIO       AMOUNT      RATIO
             AS OF DECEMBER 31, 2002:
              Total capital (to risk
                weighted assets)                        $   34,782        19.52%   $   14,257         8.00%   $   17,821      10.00%

              Tier I capital (to risk
                weighted assets)                        $   33,564        18.83%   $    7,128          4.00%  $   10,692       6.00%

              Tier I capital (to adjusted
                 total assets)                          $   33,564        10.92%   $   12,299         4.00%   $   15,373       5.00%

              Tangible capital (to
                adjusted total assets)                  $   33,564        10.92%   $    4,612         1.50%          N/A

                      FIRST CAPITAL, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                           DECEMBER 31, 2002 AND 2001

(18 - continued)

                                                                                                         MINIMUM
                                                                                                        TO BE WELL
                                                                                 MINIMUM            CAPITALIZED UNDER
                                                                               FOR CAPITAL          PROMPT CORRECTIVE
                                                             ACTUAL         ADEQUACY PURPOSES:      ACTION PROVISIONS:
            (Dollars in thousands)                   AMOUNT        RATIO    AMOUNT       RATIO       AMOUNT      RATIO
             AS OF DECEMBER 31, 2001:
               Total capital (to risk
                 weighted assets)                  $  32,921       20.36%   $  12,938       8.00%    $  16,172       10.00%

               Tier I capital (to risk
                 weighted assets)                  $  31,818       19.67%   $   6,469       4.00%    $   9,703        6.00%

               Tier I capital (to adjusted
                  total assets)                    $  31,818       11.25%   $  11,311       4.00%    $  14,138        5.00%

               Tangible capital (to
                 adjusted total assets)            $  31,818       11.25%   $   4,241       1.50%        N/A

(19)     DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

         The following table summarizes the carrying value and estimated fair value of financial instruments at December 31:

                                                                  2002                     2001
                                                        -----------------------   -----------------------
                                                         CARRYING       FAIR       CARRYING       FAIR
                                                          VALUE        VALUE         VALUE        VALUE
             (In thousands)
             Financial assets:
               Cash and due from banks                  $    6,610   $    6,610   $    7,184   $    7,184
               Interest bearing deposits in banks            6,044        6,044        5,198        5,198
               Securities available for sale                64,980       64,980       54,891       54,891
               Securities held to maturity                   1,474        1,553        1,836        1,850

               Loans receivable                            217,214      216,596      202,833      201,663
               Less:  allowance for loan losses              1,218        1,218        1,103        1,103
                                                        -------------------------------------------------
                 Loans receivable, net                     215,996      215,378      201,730      200,560
                                                        -------------------------------------------------

               Federal Home Loan Bank stock                  2,716        2,716        2,179        2,179

             Financial liabilities:
               Deposits                                    216,202      221,795      204,122      206,690
               Retail repurchase agreements                    457          457          284          285
               Advances from Federal Home Loan Bank         53,320       58,762       42,825       45,017

             Off-balance-sheet financial instruments:
               Asset related to commitments to extend credit     -           70            -           90

                      FIRST CAPITAL, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                           DECEMBER 31, 2002 AND 2001

(19 - continued)

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

(20)     PARENT COMPANY CONDENSED FINANCIAL INFORMATION

         Condensed financial information for First Capital, Inc. (parent company only) follows:

                                                       BALANCE SHEETS
                                                       (In thousands)
                                                                                  AS OF DECEMBER 31,
                                                                            -------------------------------
                                                                                 2002            2001
                                                                            --------------   --------------
             Assets:
               Cash and interest bearing deposits                           $        1,318   $        1,037
               Other assets                                                            339              155
               Investment in subsidiaries                                           34,704           32,289
                                                                            -------------------------------
                                                                            $       36,361   $       33,481
                                                                            ===============================
             Liabilities and Stockholders' Equity:
               Other liabilities                                            $           31         $      -
               Stockholders' equity                                                 36,330           33,481
                                                                            -------------------------------
                                                                            $       36,361   $       33,481
                                                                            ===============================

                      FIRST CAPITAL, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                           DECEMBER 31, 2002 AND 2001

(20 - continued)
                                                      STATEMENTS OF INCOME
                                                         (In thousands)

                                                                                YEARS ENDED DECEMBER 31,
                                                                                 2002             2001
                                                                            --------------    --------------
             Interest income                                                $           18    $           28
             Dividend income                                                         1,706             1,030
             Other operating expenses                                                 (265)             (253)
                                                                            --------------------------------

               Income before income taxes and equity in
                 undistributed net income of subsidiaries                            1,459               805

             Income tax credit                                                         114                79
                                                                            --------------------------------

             Income before equity in undistributed net
                 income of subsidiaries                                              1,573               884
             Equity in undistributed net income of subsidiaries                      1,675             2,215
                                                                            --------------------------------

                   Net income                                               $        3,248    $        3,099
                                                                            ================================

                                                    STATEMENTS OF CASH FLOWS
                                                         (In thousands)

                                                                               YEARS ENDED DECEMBER 31,
                                                                                 2002             2001
                                                                            --------------    --------------
             Operating Activities:
               Net income                                                   $        3,248    $        3,099
               Adjustments to reconcile net income to cash
                 provided by operating activities:
                 Equity in undistributed net income of subsidiaries                 (1,675)           (2,215)
                 ESOP and stock compensation expense                                   136               128
                 Net change in other assets/liabilities                               (153)              (28)
                                                                            --------------------------------
               Net cash provided by operating activities                             1,556               984
                                                                            --------------------------------

             Financing Activities:
               Exercise of stock options                                                50                50
               Purchase of treasury stock                                              (29)              (87)
               Cash dividends paid                                                  (1,296)           (1,194)
                                                                            --------------------------------
               Net cash provided by financing activities                            (1,275)           (1,231)
                                                                            --------------------------------

               Net increase (decrease) in cash                                         281              (247)

               Cash at beginning of year                                             1,037             1,284
                                                                            --------------------------------

               Cash at end of year                                          $        1,318    $        1,037
                                                                            ================================

                      FIRST CAPITAL, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                           DECEMBER 31, 2002 AND 2001

(21)         SUPPLEMENTAL DISCLOSURE FOR EARNINGS PER SHARE

                                                                               YEARS ENDED DECEMBER 31,
                                                                                  2002            2001
                                                                            --------------   --------------
             Basic:
               Earnings:
                 Net income                                                 $    3,248,359   $    3,099,243
                                                                            ===============================
               Shares:
                 Weighted average common shares outstanding                      2,475,938        2,463,343
                                                                            ===============================

               Net income per common share, basic                           $         1.31   $         1.26
                                                                            ===============================

               Diluted:
                 Earnings:
                   Net income                                               $    3,248,359   $    3,099,243
                                                                            ===============================

                 Shares:
                   Weighted average common shares outstanding                    2,475,938        2,463,433
                   Add:  Dilutive effect of outstanding options                     25,327           15,717
                   Dilutive effect of restricted stock                               4,729            3,009
                                                                            -------------------------------

                   Weighted average common shares
                      outstanding, as adjusted                                   2,505,994        2,482,069
                                                                            ===============================

                 Net income per common share, diluted                       $         1.30   $         1.25
                                                                            ===============================

         Unearned ESOP shares are not considered as outstanding for purposes of computing weighted average common shares outstanding.

(22)         SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

                                                                                YEARS ENDED DECEMBER 31,
                                                                                2002             2001
                                                                            --------------   --------------
             CASH PAYMENTS FOR:
               Interest                                                     $    8,926,680   $    9,895,455
               Income taxes                                                      1,965,453        1,581,824

             NONCASH INVESTING ACTIVITIES:
               Transfers from loans to real estate
                 acquired through foreclosure                               $      318,631   $      126,398
               Proceeds from sales of foreclosed
                 real estate financed through loans                                 87,400           34,222

(23)     ADVERTISING COSTS

         Advertising costs are expensed when incurred. Advertising expense was $104,644 and $124,435 for the years ended December 31, 2002 and 2001, respectively.

                      FIRST CAPITAL, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
                           DECEMBER 31, 2002 AND 2001

(24)     SELECTED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                                            FIRST         SECOND         THIRD         FOURTH
                                                           QUARTER       QUARTER        QUARTER        QUARTER
             2002                                                     (In Thousands, Except Per Share Data)
             Interest income                            $      4,677   $      4,720   $      4,768   $      4,747
             Interest expense                                  2,225          2,227          2,234          2,116
                                                        ------------   ------------   ------------   ------------
               Net interest income                             2,452          2,493          2,534          2,631
             Provision for loan losses                            45             45             65            150
                                                        ------------   ------------   ------------   ------------
               Net interest income after
                 provision for loan losses                     2,407          2,448          2,469          2,481
             Noninterest income                                  399            420            447            471
             Noninterest expenses                              1,601          1,666          1,631          1,633
                                                        ------------   ------------   ------------   ------------
               Income before income taxes                      1,205          1,202          1,285          1,319
             Income tax expense                                  412            428            456            467
                                                        ------------   ------------   ------------   ------------

               Net income                               $        793   $        774   $        829   $        852
                                                        ============   ============   ============   ============

               Net income per common share, basic       $       0.32   $       0.31   $       0.33   $       0.35
                                                        ============   ============   ============   ============

               Net income per common share, diluted     $       0.32   $       0.31   $       0.33   $       0.34
                                                        ============   ============   ============   ============

             2001

             Interest income                            $      4,678   $      4,701   $      4,811   $      4,770
             Interest expense                                  2,530          2,462          2,516          2,334
                                                        ------------   ------------   ------------   ------------
               Net interest income                             2,148          2,239          2,295          2,436
             Provision for loan losses                            36             --             --             30
                                                        ------------   ------------   ------------   ------------
               Net interest income after
                 provision of loan losses                      2,112          2,239          2,295          2,406
             Noninterest income                                  455            435            381            404
             Noninterest expenses                              1,453          1,462          1,478          1,521
                                                        ------------   ------------   ------------   ------------
               Income before income taxes                      1,114          1,212          1,198          1,289
             Income tax expense                                  397            435            423            459
                                                        ------------   ------------   ------------   ------------

               Net income                               $        717   $        777   $        775   $        830
                                                        ============   ============   ============   ============

               Net income per common share, basic       $       0.29   $       0.32   $       0.31   $       0.34
                                                        ============   ============   ============   ============

               Net income per common share,  diluted    $       0.29   $       0.31   $       0.31   $       0.34
                                                        ============   ============   ============   ============

                           BOARD OF DIRECTORS/OFFICERS

DIRECTORS AND DIRECTORS EMERITUS

James G. Pendleton
  Chairman of the Board and retired Chief Executive
  Officer of First Harrison Bank

Dennis L. Huber
  President and Publisher of O'Bannon Publishing
  Company, Inc.

Kenneth R. Saulman
  Supervisor for Clark County REMC


Gerald L. Uhl
  Business Manager for Jacobi Sales, Inc.


James E. Nett
  Accountant for Koetter Woodworking, Inc.


Earl H. Book, Director Emeritus
   President of Carriage Ford, Inc.

Mark D. Shireman
  President of James L. Shireman, Inc.


Michael L. Shireman
  President of Uhl Truck Sales, Inc.


John W. Buschemeyer
  President and Majority Owner of Hurst Lumber
  Company

James S. Burden
  Owner of Tracy's Mobile Home Park


Marvin E. Kiesler, Director Emeritus
  Retired Senior Vice President of Harrison
  County Bank


EXECUTIVE OFFICERS

William W. Harrod
  President and Chief Executive Officer of First
  Capital, Inc. and Chief Operating Officer of First
  Harrison Bank

Samuel E. Uhl
  President and Chief Executive Officer of First
  Harrison Bank and Chief Operating Officer of
  First Capital, Inc.

Dennis L. Thomas
  Senior Vice President, Consumer Lending
  Processing and Servicing

M. Chris Frederick
  Senior Vice President, Chief Financial Officer and
  Treasurer


Joel E. Voyles
  Senior Vice President, Retail Banking Operations and Corporate Secretary

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
                                                  1-800-368-5948

COMMON SHARES AND DIVIDEND INFORMATION

The common shares of the Company are traded on the Nasdaq SmallCap Market under the symbol "FCAP." As of December 31, 2002, the Company has 1,288 stockholders of record and 2,551,763 common shares outstanding. This does not reflect the number of persons whose shares are in nominee or "street" name accounts through brokers.

The following table lists quarterly market price and dividend information per common share for the years ended December 31, 2002 and 2001 as reported by Nasdaq. The market prices reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

                                               HIGH           LOW                       MARKET PRICE
                                                BID           BID          DIVIDENDS    END OF PERIOD
2002:
  First Quarter                            $      15.10   $      14.05   $       0.13   $       15.00
  Second Quarter                                  16.70          15.10           0.13           16.50
  Third Quarter                                   19.00          15.20           0.13           19.00
  Fourth Quarter                                  20.25          17.00           0.13           20.33

2001:
  First Quarter                            $      12.13   $      10.00   $       0.11   $       11.88
  Second Quarter                                  11.50          10.50           0.12           10.80
  Third Quarter                                   14.00          10.90           0.12           13.37
  Fourth Quarter                                  14.15          12.01           0.13           14.40

Dividend payments by the Company depend primarily on dividends received by the Company from the Bank. See Note 17 to Consolidated Financial Statements for information regarding the dividend restrictions applicable to the Bank.

ANNUAL MEETING

The Annual Meeting of Stockholders will be held at 2:00 p.m., Wednesday, April 23, 2003, at the office of the Bank, 220 Federal Drive, N.W., Corydon, Indiana 47112.

GENERAL INQUIRIES AND REPORTS

The Company is required to file an Annual Report on Form 10-KSB for its fiscal year ended December 31, 2002 with the Securities and Exchange Commission. Copies of this Annual Report and the Company's annual reports on Form 10-KSB (without exhibits) and quarterly reports on Form 10-QSB (without exhibits) may be obtained without charge by writing:

William W. Harrod
President and CEO
First Capital, Inc.
220 Federal Drive, N.W.
Corydon, Indiana  47112
(812) 738-2198

The Company's Annual Reports and Quarterly Reports are also available through the Securities and Exchange Commission's internet website (www.sec.gov).