Form 10-K, Exhibit 13
period 2003-12-31
FIRST CAPITAL INC
filed 2004-03-29
CIK 1070296

Exhibit 13

FIRST CAPITAL, INC.

TABLE OF CONTENTS

Page
Letter to Shareholders	2
Selected Financial and Other Data	3-4
Management’s Discussion and Analysis of Financial Condition and Results of Operations	5-18
Independent Auditor’s Report	19
Consolidated Financial Statements	20-24
Notes to Consolidated Financial Statements	25-50
Directors and Officers	51
Corporate Information	52-53

BUSINESS OF THE COMPANY

First Capital, Inc. (the Company) is the thrift holding company of First Harrison Bank (the Bank).

The Bank’s deposit accounts are insured up to applicable legal limits by the Federal Deposit Insurance Corporation through the Savings Association Insurance Fund. The Bank is a member of the Federal Home Loan Bank System. The Bank conducts its operations through its twelve locations in Southern Indiana. The Bank’s main office is located at 220 Federal Drive, N.W., Corydon, Indiana. The telephone number is (812) 738-2198.

The Bank is a community-oriented financial institution offering traditional financial services primarily to residents of Harrison County, Indiana, and contiguous counties. The Bank’s primary business is attracting deposits from the general public and using those funds to originate one-to-four family residential mortgage loans. The Bank also originates multi-family and commercial real estate loans primarily secured by properties located in Southern Indiana. To a lesser extent, the Bank originates commercial and consumer loans. The Bank’s wholly-owned subsidiary, First Harrison Financial Services, Inc., sells property and casualty insurance and non-deposit investment products.

Dear Shareholders:

Management and the Board of Directors of First Capital, Inc. would like to thank our shareholders, customers and staff for their support during 2003.

This was a very busy year for First Harrison Bank. In the first quarter of the year, we completed the purchase of Hometown National Bank and converted its customer account records to our First Harrison Bank system. This was a huge effort on the part of many people who helped make this a smooth transition for Hometown National Bank customers. Our Advisory Board, consisting of the former Hometown National Bank directors, has been very helpful in identifying opportunities for growth in the New Albany, Floyd County market.

In May we opened our first office in Clark County located in Jeffersonville at 2744 Allison Lane. This branch has helped expand our franchise across Southern Indiana. We are very encouraged by the growth of this office. Our excellent staff is working hard to develop loan and deposit relationships.

Competition is keen as large regional banks continue their merger activity and community banks look for opportunities to carve out the most profitable available markets. During our strategic planning meeting this year the Board of Directors and management placed a great deal of emphasis on our Core Operating Values, which include the following:

•	Teamwork – We will work and coach to build confidence, trust, and respect between departments to accomplish our goals.

•	Continuous Improvement and Learning – We will be dedicated to the initial and continued training of our employees to achieve a higher level of quality and customer satisfaction.

•	Leveraging Employee Strengths – We will strive to identify and leverage employees’ individual strengths and expertise to service customers and increase bank profitability.

•	Communication – We will strive to improve inter- and intra-department effectiveness through training and increased communication.

•	Employee Participation and Development – We will be open to employee ideas and concerns and will make this a priority going forward.

•	Leadership – Management will convey to employees the value of empowerment as a source of bank growth.

•	Exceptional Customer Service – We will encourage a high level of customer service in all the decisions we make and the jobs we do on a daily basis.

We look forward to the challenges ahead. Thank you for your continued support.

Sincerely,

William W. Harrod	J. Gordon Pendleton
President and CEO	Chairman of the Board

SELECTED FINANCIAL AND OTHER DATA

The financial data presented below is qualified in its entirety by the more detailed financial data appearing elsewhere in this report, including the Company’s audited financial statements. The following tables set forth certain information concerning the financial position and results of operations of the Company at the dates indicated.

	At December 31,
	2003	2002	2001	2000	1999
	(In thousands)
FINANCIAL CONDITION DATA:
Total assets	$409,138	$308,553	$282,823	$248,582	$222,797
Cash and interest-bearing deposits (1)	13,561	12,653	12,382	11,468	9,522
Securities available for sale	66,244	64,980	54,891	34,779	30,097
Securities held to maturity	1,507	1,474	1,836	11,229	12,325
Net loans	304,200	215,996	201,730	179,304	154,982
Deposits	302,468	216,202	204,122	185,368	175,342
Advances from Federal Home Loan Bank	60,242	53,320	42,825	30,074	16,750
Stockholders’ equity, substantially restricted	43,895	36,330	33,481	31,107	28,877

	For the Year Ended December 31,
	2003	2002	2001	2000	1999
	(In thousands)
OPERATING DATA:
Interest income	$21,303	$18,912	$18,960	$17,363	$15,101
Interest expense	8,715	8,802	9,842	9,267	7,566

Net interest income	12,588	10,110	9,118	8,096	7,535
Provision for loan losses	725	305	66	48	142

Net interest income after provision for loan losses	11,863	9,805	9,052	8,048	7,393

Noninterest income	2,276	1,737	1,706	1,219	1,031
Noninterest expense (2)	8,736	6,531	5,945	5,629	5,574

Income before income taxes	5,403	5,011	4,813	3,638	2,850
Income tax expense	1,870	1,763	1,714	1,180	1,080

Net Income	$3,533	$3,248	$3,099	$2,458	$1,770

PER SHARE DATA:
Net income - basic	$1.30	$1.31	$1.26	$1.00	$0.72
Net income - diluted	1.29	1.30	1.25	1.00	0.71
Dividends	0.56	0.52	0.48	0.41	0.35
Dividends of pooled affiliate (3)	N/A	N/A	N/A	N/A	0.39

(1)	Includes interest-bearing deposits in other depository institutions.
(2)	Includes merger related expenses of $97,000 in 2003 and $439,000 in 1999.
(3)	Represents dividends paid by HCB Bancorp which merged with and into First Capital, Inc. on January 12, 2000.

SELECTED FINANCIAL AND OTHER DATA—CONTINUED

	At and For the Year Ended December 31,
	2003	2002	2001	2000	1999
SELECTED FINANCIAL RATIOS:
Performance Ratios:

Return on assets (1)	0.93%	1.10%	1.17%	1.05%	0.84%
Return on average equity (2)	8.70%	9.32%	9.49%	8.27%	6.05%
Dividend payout ratio (3)	43.03%	39.90%	38.52%	41.40%	51.38%
Average equity to average assets	10.68%	11.77%	12.31%	12.64%	13.95%
Interest rate spread (4)	3.25%	3.16%	3.01%	2.99%	3.16%
Net interest margin (5)	3.62%	3.70%	3.73%	3.75%	3.86%
Non-interest expense to average assets	2.30%	2.20%	2.24%	2.39%	2.66%
Average interest earning assets to average interest bearing liabilities	115.02%	117.39%	118.41%	118.30%	118.01%

Regulatory Capital Ratios:

Tier I - adjusted total assets	8.70%	10.92%	11.25%	11.92%	12.13%
Tier I - risk based	13.42%	18.83%	19.67%	19.97%	19.64%
Total risk-based	14.35%	19.52%	20.36%	20.63%	19.64%

Asset Quality Ratios:

Nonperforming loans as a percent of loans receivable, net (6)	1.74%	0.64%	0.62%	0.32%	0.13%
Nonperforming assets as a percent of total assets (7)	1.35%	0.48%	0.52%	0.28%	0.21%
Allowance for loan losses as a percent of gross loans receivable	0.77%	0.55%	0.54%	0.64%	0.75%

(1)	Net income divided by average assets.
(2)	Net income divided by average equity.
(3)	Dividends declared per share divided by net income per share.
(4)	Difference between weighted average yield on interest-earning assets and weighted average cost of interest-bearing liabilities.
(5)	Net interest income as a percentage of average interest-earning assets.
(6)	Nonperforming loans consist of loans accounted for on a nonaccrual basis and accruing loans 90 days or more past due.
(7)	Nonperforming assets consist of nonperforming loans and real estate acquired in settlement of loans, but exclude restructured loans.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward Looking Statements

This report may contain forward-looking statements within the meaning of the federal securities laws. These statements are not historical facts, rather statements based on the Company’s current expectations regarding its business strategies and their intended results and its future performance. Forward-looking statements are preceded by terms such as “expects,” “believes,” “anticipates,” “intends” and similar expressions.

Forward-looking statements are not guarantees of future performance. Numerous risks and uncertainties could cause or contribute to the Company’s actual results, performance and achievements to be materially different from those expressed or implied by the forward-looking statements. Factors that may cause or contribute to these differences include, without limitation, general economic conditions, including changes in market interest rates and changes in monetary and fiscal policies of the federal government; legislative and regulatory changes; and other factors disclosed periodically in the Company’s filings with the Securities and Exchange Commission.

Because of the risks and uncertainties inherent in forward-looking statements, readers are cautioned not to place undue reliance on them, whether included in this report or made elsewhere from time to time by the Company or on its behalf by its authorized officers. Except as may be required by applicable law and regulation, the Company assumes no obligation to update or revise any forward-looking statements subsequent to the date on which they are made.

General

The Bank’s results of operations depend primarily on net interest income, which is the difference between the income earned on its interest-earning assets, such as loans and investments, and the cost of its interest-bearing liabilities, consisting primarily of deposits and borrowings from the Federal Home Loan Bank of Indianapolis. The Bank’s net income is also affected by, among other things, fee income, provisions for loan losses, operating expenses and income tax provisions. The Bank’s results of operations are also significantly affected by general economic and competitive conditions, particularly changes in market interest rates, government legislation and policies concerning monetary and fiscal affairs, housing and financial institutions and the intended actions of the regulatory authorities.

Management’s discussion and analysis of financial condition and results of operations is intended to assist in understanding the financial condition and results of operations of the Company and the Bank. The information contained in this section should be read in conjunction with the consolidated financial statements and the accompanying notes to consolidated financial statements included elsewhere in this report.

Operating Strategy

The Company is the parent company of an independent community-oriented financial institution that delivers quality customer service and offers a wide range of deposit, loan and investment products to its customers. The Company has no other material income other than that generated by the Bank and the Bank’s wholly-owned subsidiary, First Harrison Financial Services, Inc., which sells property and casualty insurance and non-deposit investment products.

The Bank’s primary business strategy is attracting deposits from the general public and using those funds to originate one-to-four family residential mortgage loans. The Bank’s lending activity also includes multi-family residential loans, commercial real estate and business loans and consumer loans. The Bank invests excess liquidity primarily in interest-bearing deposits with the Federal Home Loan Bank of Indianapolis and other financial institutions, U.S. government and agency securities, local municipal obligations and, to a lesser extent, mortgage-backed securities.

In recent years, the Company’s operating strategy has also included strategies designed to enhance profitability by increasing sources of noninterest income and improving operating efficiency while managing its capital and limiting its credit risk and interest rate risk exposures. To accomplish these objectives, the Company has focused on the following:

•	Control credit risk by focusing on the origination of one-to-four family residential mortgage loans and consumer loans, consisting primarily of home equity loans and lines of credit while increasing the market share of commercial real estate and small business loans.

•	Provide quality customer service by expanding and upgrading the branch offices, introducing Internet banking and broadening its commercial deposit and loan products.

•	Capitalize on the efficiencies, personnel and opportunities following the merger with HCB Bancorp in January 2000.

•	Increase fee income from non-deposit investment products and providing property and casualty insurance.

•	Continue to invest in technology to increase productivity and efficiency.

•	Engage in a capital management strategy to repurchase Company stock and pay dividends to enhance shareholder value.

Merger with Hometown Bancshares, Inc.

On March 20, 2003, the Company consummated its acquisition of Hometown Bancshares, Inc. (Hometown), a bank holding company located in New Albany, Indiana, pursuant to an Agreement and Plan of Merger dated September 25, 2002. Hometown was the parent company of Hometown National Bank, which was merged with and into the Bank. The acquisition expanded the Company’s presence in the New Albany and Floyd County, Indiana market area. The Company expects to benefit from growth in this market area as well as from expansion of the banking services provided to the existing customers of Hometown.

Pursuant to the terms of the merger agreement, Hometown stockholders who elected to receive Company stock received 2.487 shares of Company common stock and Hometown shareholders who elected to receive cash received $46.50 in cash for each share of Hometown common stock. Hometown stockholders who did not submit properly completed election forms within the required timeframe received 0.773 shares of Company common stock and $32.05 in cash for each share of Hometown common stock. The Company issued 285,370 shares of common stock and paid approximately $5.4 million in cash consideration to former Hometown stockholders. The value assigned to the common shares issued in the transaction was approximately $6.1 million determined by the average closing price of the Company’s common stock over a twenty-day period ended March 17, 2003. The transaction was accounted for using the purchase method of accounting. Accordingly, the results of operations of Hometown have been included in the Company’s results of operations since the date of acquisition. Under the purchase method of accounting, the purchase price is allocated to the respective assets acquired and liabilities assumed based on their estimated fair values, net of applicable income tax effects. The excess of cost over the fair value of the net assets acquired of approximately $5.4 million has been recorded as goodwill.

For additional pro forma information see Note 2 of the Notes to Consolidated Financial Statements.

Critical Accounting Policies

The accounting and reporting policies of the Company comply with accounting principles generally accepted in the United States of America and conform to general practices within the banking industry. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. The financial position and results of operations can be affected by these estimates and assumptions, which are integral to understanding reported results. Critical accounting policies are those policies that require management to make assumptions about matters that are highly uncertain at the time an accounting estimate is made; and different estimates that the Company reasonably could have used in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, would have a material impact on the Company’s financial condition, changes in financial condition, or results of operations. Most accounting policies are not considered by management to be critical accounting policies. Several factors are considered in determining whether or not a policy is critical in the preparation of financial statements. These factors include, among other things, whether the estimates are significant to the financial statements, the nature of the estimates, the ability to readily validate the estimates with other information including third parties or available prices, and sensitivity of the estimates to changes in economic conditions and whether alternative accounting methods may be utilized under generally accepted accounting principles.

Significant accounting policies, including the impact of recent accounting pronouncements, are discussed in Note 1 of the Notes to Consolidated Financial Statements. Those policies considered to be critical accounting policies are described below.

Allowances for Loan Losses. Management’s evaluation of the adequacy of the allowance for loan losses is the most critical of accounting estimates for a financial institution. The methodology for determining the allowance for loan losses and the related provision for loan losses is described below in “Allowance for Loan Losses”. This accounting estimate is highly subjective and requires a significant amount of judgment because a multitude of factors can influence the ultimate collection of a loan. The methodology for determining the allowance for loan losses attempts to identify the amount of probable losses in the loan portfolio. However, there can be no assurance that the methodology will successfully identify all probable losses as the factors and conditions that influence the estimate are subject to significant change and management’s judgments. As a result, additional provisions for loan losses may be required that would adversely impact earnings in future periods.

Valuation Methodologies. In the ordinary course of business, management applies various valuation methodologies to assets and liabilities which often involve a significant degree of judgment, particularly when active markets do not exist for the items being valued. Generally, in evaluating various assets for potential impairment, management compares the fair value to the carrying value. Quoted market prices are referred to when estimating fair values for certain assets, such as investment securities. However, for those items for which market-based prices do not exist, management utilizes significant estimates and assumptions to value such items. Examples of these items include capitalized servicing assets, goodwill and other intangible assets, estimated present value of impaired loans, deferred compensation plans, value ascribed to stock-based compensation and certain other financial investments. The use of different assumptions could produce significantly different results, which could have material positive or negative effects on the Company’s results of operations. Specific discussion of assumptions and estimates utilized by management are discussed in detail in the accompanying notes 1, 4, 7, 14, 15 and 20 of Notes to Consolidated Financial Statements.

Income Taxes. The accounting for income taxes requires the asset and liability approach for financial accounting and reporting for deferred income taxes. See Notes 1 and 12 in the accompanying Notes to Consolidated Financial Statements. As part of the process of preparing the consolidated financial statements, management estimates the income taxes in each of the taxing jurisdictions in which the Company operates. This process involves estimating the actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for financial accounting and tax purposes, such as depreciation, loan fees and costs, loan losses, compensation plans and unrealized securities gains and losses. These differences result in deferred tax assets and liabilities, which are included in the consolidated balance sheet. Management must assess the likelihood that deferred tax assets will be recovered from future taxable income and to the extent that recovery is not likely establish a valuation allowance. Significant management judgment is required in determining the provision for income taxes, the deferred tax assets and liabilities and any valuation allowance recorded against net deferred tax assets. To the extent a valuation allowance is recorded or increased, an expense is recognized within the tax provisions in the statement of income.

Comparison of Operating Results

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Net Income. Net income was $3.5 million ($1.29 per share diluted; weighted average common shares outstanding of 2,743,998, as adjusted) for the year ended December 31, 2003 compared to $3.2 million ($1.30 per share diluted; weighted average common shares outstanding of 2,505,994, as adjusted) for the year ended December 31, 2002. The increase was attributable primarily to an increase in net interest income of $2.5 million offset by an increase in the provision for loan losses of $420,000 and noninterest expenses of $2.2 million.

Net Interest Income. Net interest income increased $2.5 million or 24.5% from $10.1 million in 2002 to $12.6 million in 2003 primarily due to an increase in average interest-earning assets during 2003 and an increase in the interest rate spread offset by an increase in average interest-bearing liabilities.

Total interest income increased 12.6% from $18.9 million for 2002 compared to $21.3 million for 2003. This increase results from higher average balances of interest-earning assets offset by lower average yields due to the impact of lower market interest rates. Interest on loans increased $2.7 million as a result of an increase in the average balance during the year primarily as a result of the Hometown acquisition and loan originations, offset by a lower average yield. Interest on investment securities decreased $314,000 during 2003 despite an increase in the average outstanding balance because of an overall lower yield as maturing securities were replaced with lower-yielding investments. Interest income on interest-bearing deposits with banks also decreased $40,000 due to decreases in the average yield and average balance. During 2003, management sought to reduce the average balance in short-term investments by focusing on loan originations and investments in debt securities with the goal of improving the net interest margin. The average balance of total interest-earning assets increased 27.0% from $279.9 million in 2002 to $355.5 million in 2003. During 2003, the average tax equivalent yield on interest-earning assets decreased from 6.85% to 6.07%. Variable rate loans and investment securities have continued to reprice during the year and loan repayments and investment maturities were replaced by lower-yielding assets. Also, loan refinancings triggered by lower market interest rates have reduced the loan portfolio average yield.

Total interest expense decreased slightly from $8.8 million for 2002 to $8.7 million for 2003. Interest expense decreased primarily due to a decrease in the average cost of funds offset by increases in average deposits and borrowings from the Federal Home Loan Bank. The average balances of interest-bearing deposits and advances from the Federal Home Loan Bank were $254.2 million and $54.7 million, respectively, for 2003 compared to $191.5 million and $46.8 million, respectively, for 2002. The average cost of funds decreased from 3.69% in 2002 to 2.82% in 2003 due to lower market interest rates. For further information see “Average Balance Sheets” below. The changes in interest income and interest expense resulting from changes in volume and changes in rates for 2003 and 2002 are shown in the schedule captioned “Rate/Volume Analysis” included herein.

Provision for Loan Losses. The provision for loan losses was $725,000 for 2003 compared to $305,000 for 2002. During 2003, the net loan portfolio growth was $23.9 million, excluding the loans acquired in the Hometown merger, which was primarily due to an increase in residential mortgage loans. The consistent application of management’s allowance methodology resulted in an increase in the level of the allowance for loan losses due to net charge-offs during 2003 of $575,000 compared to $190,000 for 2002 and the general weakening of economic conditions. The provisions were recorded to bring the allowance to the level determined in applying the allowance methodology after reduction for net charge-offs during the year. See “Asset Quality”.

Provisions for loan losses are charges to earnings to maintain the total allowance for loan losses at a level considered reasonable by management to provide for probable known and inherent loan losses based on management’s evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specified impaired loans, and economic conditions. Although management uses the best information available, future adjustments to the allowance may be necessary due to changes in economic, operating, regulatory and other conditions that may be beyond the Bank’s control. While the Bank maintains the allowance for loan losses at a level that it considers adequate to provide for estimated losses, there can be no assurance that further additions will not be made to the allowance for loan losses and that actual losses will not exceed the estimated amounts.

Noninterest income. Noninterest income increased $539,000, or 31.1%, for 2003 compared to 2002 primarily due to an increase in service charges on deposit accounts. Service charges on deposit accounts increased $399,000, or 28.9%, from $1.4 million for 2002 to $1.8 million for 2003 primarily due to a significant increase in the number of transaction accounts after the Hometown acquisition and the opening of the new Jeffersonville, Indiana office. The Bank recognized gains of $51,000 on the sale of securities during 2003 compared to $18,000 during 2002. The Bank had several available for sale securities due to mature within the same time frame so a portion of these securities was sold to reduce the interest rate risk. During 2003, the Bank recognized mortgage brokerage fees of $59,000 and gains of $12,000 on the sale of mortgage loans as the Bank resumed its mortgage banking activities in 2003.

Noninterest expense. Noninterest expense increased $2.2 million, or 33.8%, to $8.7 million for 2003 compared to $6.5 million in 2002. The increase results primarily from merger-related expenses of $97,000 and increases in compensation and benefits, occupancy and data processing fees and other operating expenses. Compensation and benefits expense increased $1.2 million due to the addition of staff from the Hometown acquisition and the opening of the Jeffersonville, Indiana branch in May 2003. The number of employees increased from 109 full-time and part-time employees at December 31, 2002 to 141 full-time and part-time employees at December 31, 2003, including the addition of 22 former Hometown employees. Occupancy and equipment and data processing expenses increased $269,000 and $261,000, respectively, primarily due to the addition of the newly opened branch facility and the two former Hometown facilities during 2003. Data processing fees also increased due to the one-time cost of converting the Hometown accounts and records to the Bank’s core processing system. Other operating expenses increased $524,000 including an increase of $175,000 in advertising expenses as the Company concentrated its marketing on the new areas of operation following the merger and branch opening. Telephone charges, office supplies expense and professional services also increased from 2002 to 2003 as a result of the growth of the Bank during the year.

Income tax expense. Income tax expense for the year ended December 31, 2003 was $1.9 million compared to $1.8 million for the same period in 2002. The effective tax rate for 2003 was 34.6% compared to 35.2% for 2002. See Note 12 in the accompanying Notes to Consolidated Financial Statements.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Net Income. Net income was $3.2 million ($1.30 per share diluted; weighted average common shares outstanding of 2,505,994, as adjusted) for the year ended December 31, 2002 compared to $3.1 million ($1.25 per share diluted; weighted average common shares outstanding of 2,482,069, as adjusted) for the year ended December 31, 2001. The increase was attributable primarily to an increase in net interest income of $993,000 offset by increases in the provision for loan losses of $239,000 and noninterest expenses of $587,000.

Net Interest Income. Net interest income increased $993,000, or 10.9%, from $9.1 million in 2001 to $10.1 million in 2002 primarily due to an increase in average interest-earning assets during 2002 and an increase in the interest rate spread offset by an increase in average interest-bearing liabilities.

Total interest income remained relatively unchanged for 2002 compared to 2001. This results from higher average balances for interest-earning assets offset by lower average yields due to the impact of lower market interest rates. Interest on loans receivable increased $28,000 and interest on investment securities increased $114,000 as a result of higher average balances in 2002 offset by lower average yields. Interest income on interest-bearing deposits with banks decreased $203,000 due to a decrease in the average yield and lower average balance. During 2002, management sought to reduce the average balance in short-term investments by focusing on loan originations and investments in debt securities with the goal of improving the net interest margin. The average balance of total interest-earning assets increased from $251.2 million in 2001 to $279.9 million in 2002. During 2001, the Federal Reserve Bank lowered the discount rate by 4.50% from 5.75% in January to 1.25% at December 31, 2001. In November 2002, the discount rate was again lowered to 0.75%. While a majority of the loan and securities portfolios are fixed rate in nature, the Bank does hold variable rate investments and loans that repriced during 2002 leading to a lower overall effective yield. Also, loan refinancings triggered by lower market interest rates reduced the loan portfolio average yield. The average yield on total interest-earning assets decreased from 7.65% for 2001 to 6.85% for 2002 due to the decline in market interest rates.

Total interest expense decreased $1.0 million, or 10.6%, to $8.8 million for 2002 compared to $9.8 million for 2001 primarily due to a decrease in the average cost of funds offset by increases in average deposits and borrowings from the Federal Home Loan Bank. The average balances of interest-bearing deposits and advances from the Federal Home Loan Bank were $191.5 million and $46.8 million, respectively, for 2002 compared to $177.1 million and $34.9 million for 2001. The average cost of funds decreased from 4.64% in 2001 to 3.69% in 2002 due to lower market interest rates. For further information see “Average Balance Sheets” below. The changes in interest income and interest expense resulting from changes in volume and changes in rates for 2002 and 2001 are shown in the schedule captioned “Rate/Volume Analysis” included herein.

Provision for Loan Losses. The provision for loan losses was $305,000 for 2002 compared to $66,000 for 2001. During 2002, the net loan portfolio growth was $14.3 million. Residential and commercial real estate loans and consumer loans increased $12.8 million, $1.2 million, and $3.5 million, respectively, during this period while commercial business loans decreased $1.9 million. The consistent application of management’s allowance methodology resulted in an increase in the level of the allowance for loan losses due to net charge-offs during 2002 of $190,000 compared to $147,000 for 2001 and the general weakening of economic conditions. The provisions were recorded to bring the allowance to the level determined in applying the allowance methodology after reduction for net charge-offs during the year. See “Asset Quality”.

Noninterest income. Noninterest income increased $31,000, or 1.8%, for 2002 compared to 2001. During 2001, the Bank recognized gains of $124,000 on the sale of mortgage loans. The Bank sold no loans during 2002 in an effort to better leverage capital. Service charges on deposit accounts increased $152,000 from $1.2 million for 2001 to $1.4 million for 2002. Overdraft service charges on the new “Carefree Checking” account offered by the Bank was the primary reason for this increase.

Noninterest expense. Noninterest expense increased $587,000, or 9.9%, to $6.5 million for 2002 compared to $5.9 million in 2001. The increase results primarily from increases in compensation and benefits, data processing expenses, and other operating expenses. Compensation and benefits expense increased $357,000 due to normal salary increases, an increase in staff, an increase in the cost of providing employee health insurance and a reduction in the amount of compensation and benefit costs deferred in connection with loan originations. Data processing expenses increased $53,000 primarily due to increased automated teller machine processing fees and depreciation charges on new equipment purchased during 2001 and 2002. Other operating expenses increased $173,000 primarily due to increases in office supplies, correspondent bank charges and telephone expenses. Office supplies and telephone expenses have increased due to the Bank’s growth and new systems implemented during 2002.

Income tax expense. Income tax expense for the year ended December 31, 2002 was $1.8 million compared to $1.7 million for the same period in 2001. The effective tax rate for 2002 was 35.2% compared to 35.6% for 2001. See Note 12 in the accompanying Notes to Consolidated Financial Statements.

AVERAGE BALANCE SHEETS

The following table sets forth certain information for the periods indicated regarding average balances of assets and liabilities as well as the total dollar amounts of interest income from average interest-earnings assets and interest expense on average interest-bearing liabilities and average yields and costs. Such yields and costs for the periods indicated are derived by dividing income or expense by the average historical cost balances of assets or liabilities, respectively, for the periods presented and do not give effect to changes in fair value that are included as a separate component of stockholders’ equity. Average balances are derived from daily balances.

	Year ended December 31,
	2003			2002			2001
(Dollars in thousands)	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
Interest-earning assets:
Loans (1)	$276,460	$18,249	6.60%	$208,308	$15,526	7.45%	$189,916	$15,512	8.17%
Investment securities:
Taxable (2)	58,146	2,382	4.10%	55,775	2,804	5.03%	45,321	2,730	6.02%
Tax-exempt (3)	12,414	812	6.54%	9,488	648	6.83%	7,609	568	7.46%

Total investment securities	70,560	3,194	4.53%	65,263	3,452	5.29%	52,930	3,298	6.23%

Interest-bearing deposits with banks	8,464	150	1.77%	6,351	190	2.99%	8,310	393	4.73%

Total interest-earning assets	355,484	21,593	6.07%	279,922	19,168	6.85%	251,156	19,203	7.65%

Noninterest-earning assets	24,567			16,318			14,101

Total assets	$380,051			$296,240			$265,257

Interest-bearing liabilities:
Interest-bearing demand deposits	$73,743	$724	0.98%	$64,750	$951	1.47%	$60,197	$1,643	2.73%
Savings accounts	27,109	234	0.86%	19,446	234	1.20%	16,248	323	1.99%
Time deposits	153,323	4,793	3.13%	107,325	4,904	4.57%	100,681	5,714	5.68%

Total deposits	254,175	5,751	2.26%	191,521	6,089	3.18%	177,126	7,680	4.34%

Retail repurchase agreements	157	1	0.64%	186	3	1.61%	92	3	3.26%
FHLB advances	54,722	2,963	5.41%	46,753	2,710	5.80%	34,885	2,159	6.19%

Total interest-bearing liabilities	309,054	8,715	2.82%	238,460	8,802	3.69%	212,103	9,842	4.64%

Noninterest-bearing liabilities:
Noninterest-bearing deposits	26,418			19,533			18,205
Other liabilities	3,983			3,384			2,295

Total liabilities	339,455			261,377			232,603
Stockholders’ equity	40,596			34,863			32,654

Total liabilities and stockholders’ equity	$380,051			$296,240			$265,257

Net interest income		$12,878			$10,366			$9,361

Interest rate spread			3.25%			3.16%			3.01%

Net interest margin			3.62%			3.70%			3.73%

Ratio of average interest-earning assets to average interest-bearing liabilities			115.02%			117.39%			118.41%

(1)	Average loans receivable includes nonperforming loans.
(2)	Includes taxable debt and equity securities and Federal Home Loan Bank Stock.
(3)	Tax-exempt income has been adjusted to a tax equivalent basis using the federal marginal tax rate of 34%.

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

	2003 Compared to 2002 Increase (Decrease) Due to				2002 Compared to 2001 Increase (Decrease) Due to
	Rate	Volume	Rate/ Volume	Net	Rate	Volume	Rate/ Volume	Net
	(In thousands)
Interest-earning assets:
Loans	$(1,772)	$5,074	$(579)	$2,723	$(1,358)	$1,507	$(135)	$14
Investment securities:
Taxable	(519)	119	(22)	(422)	(450)	628	(104)	74
Tax-exempt	(28)	200	(8)	164	(48)	140	(12)	80

Total investment securities	(547)	319	(30)	(258)	(498)	768	(116)	154

Interest-bearing deposits with banks	(77)	63	(26)	(40)	(144)	(93)	34	(203)

Total net change in income on interest-earning assets	(2,396)	5,456	(635)	2,425	(2,000)	2,182	(217)	(35)

Interest-bearing liabilities:
Interest-bearing deposits	(1,757)	1,998	(576)	(338)	(2,052)	628	(167)	(1,591)
Retail repurchase agreements	(2)	—	—	(2)	(2)	4	(2)	—
FHLB advances	(179)	463	(31)	253	(137)	734	(46)	551

Total net change in expense on interest-bearing liabilities	(1,938)	2,461	(607)	(87)	(2,191)	1,366	(215)	(1,040)

Net change in net interest income	$(458)	$2,995	$(28)	$2,512	$191	$816	$(2)	$1,005

Comparison of Financial Condition at December 31, 2003 and 2002

Total assets increased 32.6% from $308.6 million at December 31, 2002 to $409.1 million at December 31, 2003, primarily as a result of the Hometown merger and an increase in the loan portfolio. Total assets acquired in the merger were $90.4 million, excluding goodwill and other accounting adjustments made to record the purchase. In addition to the acquired assets, loans increased during the year funded by cash and short-term investments acquired in the Hometown acquisition and advances from the Federal Home Loan Bank of Indianapolis.

Loans, net, were $216.0 million at December 31, 2002 compared to $304.2 million at December 31, 2003, a 40.8% increase. Loans acquired in the Hometown merger totaled $64.3 million, including $15.0 million in residential mortgage and construction loans, $31.9 million in commercial real estate loans, $8.1 million in commercial business loans, $9.3 million in consumer loans and $518,000 in loans on nonaccrual status. In addition, new loan originations contributed to a $23.9 million increase in loans during the year. All segments of the loan portfolio grew during the year, including the loans acquired. Residential mortgage and construction loans increased 29.9% from $155.3 million at December 31, 2002 to $201.6 million at December 31, 2003. Commercial real estate and land loans increased from $21.6 million at December 31, 2002 to $50.7 million at December 31, 2003, a 135% increase. Commercial business loans increased $6.7 million from $9.4 million at December 31, 2002 to $16.2 million at December 31, 2003, and consumer loans increased during the year from $34.9 million to $48.2 million. As stated above, the increases in commercial real estate and commercial business loans is primarily attributable to the acquisition of Hometown, while the other increases to the portfolio were due primarily to new loans originated during 2003. During the year the Bank continued to focus on originating one-to-four family first mortgage loans and home equity loans to provide for loan growth while maintaining portfolio credit quality.

Securities available for sale, at fair value, consisting primarily of U. S. agency mortgage-backed obligations, U. S. agency notes and bonds, and municipal obligations, increased $1.3 million, or 2.0%, from $65.0 million at December 31, 2002 to $66.2 million at December 31, 2003. Purchases of securities available for sale totaled $34.6 million in addition to $4.3 million acquired in the Hometown merger. These purchases were offset by maturities of $23.1 million, principal repayments of $10.7 million and sales of $2.6 million.

The investment in securities held to maturity, consisting of federal agency mortgage-backed certificates and municipal obligations, totaled $1.5 million at December 31, 2003 and 2002. The Company acquired $223,000 in securities held to maturity as part of the Hometown acquisition which was offset by maturities of $118,000 and principal repayments of $71,000.

Cash and interest-bearing deposits with banks increased from $12.7 million at December 31, 2002 to $13.6 million at December 31, 2003 as a result of excess liquidity. Cash and short-term investments of $12.7 million were received in connection with the Hometown merger, net of $5.4 million in cash consideration paid to Hometown shareholders. The majority of the remaining cash and short-term investments were used to fund the loan growth discussed above.

Total deposits increased from $216.2 million at December 31, 2002 to $302.5 million at December 31, 2003, a 39.9% increase. Hometown deposits totaled $83.7 million at the date of acquisition consisting of $5.2 million in noninterest-bearing demand deposits, $15.2 million in savings and interest-bearing demand deposit accounts and $63.3 million in time deposits. Excluding the effect of the acquired deposits, noninterest-bearing demand deposits and savings and interest-bearing demand deposit accounts increased $5.3 million and $8.6 million, respectively, during 2003 while time deposits decreased $11.3 million during the year. Management sought to reduce its reliance on higher-cost time deposits during 2003 by attracting lower-cost transaction accounts by means of direct mail programs targeted at customers who had no checking account relationship. Management was successful in this endeavor as noninterest-bearing demand, savings and NOW accounts all increased significantly during 2003 resulting in a lower overall cost of funds.

Federal Home Loan Bank borrowings increased $6.9 million from $53.3 million at December 31, 2002 to $60.2 million at December 31, 2003. New advances of $11.6 million were drawn during the year to fund loan growth while taking advantage of historically low interest rates at favorable terms and replace maturing advances of $4.7 million.

Total stockholders’ equity increased from $36.3 million at December 31, 2002 to $43.9 million at December 31, 2003 primarily as a result of an issuance of common stock of $6.1 million related to the Hometown acquisition and retained net income of $2.0 million offset by a $590,000 reduction in the unrealized gain on available for sale securities. During 2003, the Company repurchased 9,659 shares of its common stock at an average price of $20.58 per share. At year end the Company had 326,361 shares remaining under its Board-authorized repurchase program of 345,000 shares.

Asset Quality

At December 31, 2003, nonperforming assets, including nonaccrual loans, loans 90 days past due and still accruing and real estate owned, totaled $5.5 million, or 1.35% of total assets. At December 31, 2003, loans acquired in the Hometown merger accounted for $3.3 million of the impaired loans. At December 31, 2002, the Bank had approximately $1.5 million in nonperforming assets, or 0.48% of total assets. At December 31, 2003 and 2002, impaired loans totaled $5.3 million and $1.2 million, respectively, as defined by Statement of Financial Accounting Standards No. 114, Accounting by Creditors for Impairment of a Loan. Impaired loans at December 31, 2003 and 2002 included nonaccrual loans of $2.6 million and $607,000, respectively, and loans 90 days past due still accruing interest of $2.7 million and $772,000, respectively. Loans 90 days past due may continue to accrue interest as long as the estimated value of the collateral and collection efforts are deemed sufficient to ensure full recovery. The related allowance for loan losses on impaired loans was $1.1 million at December 31, 2003 and $420,000 at December 31, 2002. The average carrying value of impaired loans was $3.9 million and $1.1 million during the years ended December 31, 2003 and 2002, respectively, and interest income of $210,000 and $82,000 has been recognized on impaired loans during the period of impairment under the cash receipts method during 2003 and 2002, respectively. The Bank’s net charge-offs were $575,000, or 0.21% of average loans outstanding for the year ended December 31, 2003, compared to $190,000, or 0.09% of average loans outstanding for the year ended December 31, 2002. Charge-offs of loans acquired in the Hometown merger totaled $248,000 for the year ended December 31, 2003. The allowance for loan losses was $2.4 million, or 0.77% of total loans, at December 31, 2003 compared to $1.2 million, or 0.55% of total loans, at December 31, 2002. The allowance for loan losses related to the loans acquired in the Hometown merger totaled $1.1 million at the date of acquisition. Management has deemed these amounts as adequate on those dates based on its evaluation methodology discussed below.

The following table presents an analysis of nonperforming assets as of the dates indicated:

	At December 31,
	2003	2002
	(Dollars in thousands)
Nonperforming loans:
Nonaccrual loans	$2,637	$607
Loans 90 days past due still accruing interest	2,666	772

Total nonperforming loans	5,303	1,379
Foreclosed real estate, net	225	102

Total nonperforming assets	$5,528	$1,481

Nonperforming loans to net loans	1.74%	0.64%
Nonperforming loans to total assets	1.30%	0.45%
Nonperforming assets to total assets	1.35%	0.48%

Regulations require that the Bank classify its assets on a regular basis. There are three regulatory classifications for problem assets: substandard, doubtful and loss. Management regularly reviews the loan portfolio to determine whether any loans require classification or a change in classification. At December 31, 2003, the Bank had $2.7 million in doubtful loans and $3.6 million in substandard loans. In addition to regulatory classifications, the Bank also classifies loans as “special mention” or “watch” when they are currently performing in accordance with their contractual terms but exhibit potential weaknesses that must be monitored by management on an ongoing basis. At December 31, 2003, that Bank had identified $1.4 million as special mention or watch loans.

Allowance for Loan Losses

Loans are the Bank’s largest concentration of assets and continue to represent the most significant potential risk. In originating loans, the Bank recognizes that losses will be experienced and that the risk of loss will vary with, among other things, the type of loan made, the creditworthiness of the borrower over the term of the loan, general economic conditions and, in the case of a secured loan, the quality of the collateral. The Bank maintains an allowance for loan losses to absorb losses inherent in the loan portfolio. The allowance for loan losses represents management’s estimate of probable loan losses based on information available as of the date of the financial statements. The allowance for loan losses is based on management’s evaluation of the loan portfolio, including historical loan loss experience, delinquencies, known and inherent risks in the nature and volume of the loan portfolio, information about specific borrower situations, estimated collateral values, and economic conditions.

The loan portfolio is reviewed quarterly by management to evaluate the adequacy of the allowance for loan losses to determine the amount of any adjustment required after considering the loan charge-offs and recoveries for the quarter. Management applies a systematic methodology that incorporates its current judgments about the credit quality of the loan portfolio. In addition, the Office of Thrift Supervision (OTS), as an integral part of its examination process, periodically review the Bank’s allowance for loan losses and may require the Bank to make additional provisions for estimated losses based on their judgments about information available to them at the time of their examination.

The methodology used in determining the allowance for loan losses includes segmenting the loan portfolio by identifying risk characteristics common to groups of loans, determining and measuring impairment of individual loans based on the present value of expected future cash flows or the fair value of collateral, and determining and measuring impairment for groups of loans with similar characteristics by applying loss factors that consider the qualitative factors which may affect the loss rates.

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

For loans evaluated on a group basis, management applies loss factors to groups of loans with common risk characteristics (i.e. residential mortgage loans, home equity loans, credit card loans). The loss factors are derived from the Bank’s historical loss experience or, where the Bank does not have loss experience, the peer group loss experience. Peer group loss experience is used after evaluating the attributes of the Bank’s loan portfolio as compared to the peer group. Loss factors are adjusted for significant environmental factors that, in management’s judgment, affect the collectibility of the loan portfolio segment. The significant environmental factors include the levels and trends in charge-offs and recoveries, trends in volume and terms of loans, levels and trends in delinquencies, the effects of changes in underwriting standards and other lending practices or procedures, the experience and depth of the lending management and staff, effects of changes in credit concentration, changes in industry and market conditions and national and local economic trends and conditions. Management evaluates these conditions on a quarterly basis and evaluates and modifies the assumptions used in establishing the loss factors.

Off-Balance-Sheet Arrangements

The Company is a party to financial instruments with off-balance-sheet risk including commitments to extend credit under existing lines of credit and commitments to originate loans. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated financial statements.

Off-balance-sheet financial instruments whose contract amounts represent credit and interest rate risk are summarized as follows:

	At December 31,
	2003	2002
	(In thousands)
Commitments to originate new loans	$2,853	$5,797
Undisbursed portion of construction loans	10,085	3,887
Unfunded commitments to extend credit under existing commercial and personal lines of credit	25,539	18,494
Standby letters of credit	1,228	689

The Company does not have any special purpose entities, derivative financial instruments or other forms of off-balance-sheet financing arrangements.

Commitments to originate new loans or to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Loan commitments generally expire within 30 to 45 days. Most equity line commitments are for a term of 5 to 10 years and commercial lines of credit are generally renewable on an annual basis. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amounts of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management’s credit evaluation of the borrower.

Contractual Obligations

The following table summarizes information regarding the Company’s contractual obligations as of December 31, 2003:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(In thousands)
Deposits	$302,468	$224,579	$50,699	$26,144	$1,046
Federal Home Loan Bank advances	60,242	5,142	12,838	12,957	29,305
Retail repurchase agreements	520	520	—	—	—
Operating lease obligations	37	19	18	—	—

Total contractual obligations	$363,267	$230,260	$63,555	$39,101	$30,351

Liquidity and Capital Resources

The Bank’s primary sources of funds are deposits and proceeds from loan repayments and prepayments, and from the sale and maturity of securities. The Bank may also borrow from the Federal Home Loan Bank of Indianapolis. While loan repayments and maturities and sales of securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by market interest rates, general economic conditions and competition. At December 31, 2003, the Bank had cash and interest-bearing deposits with banks of $13.6 million and securities available for sale with a fair value of $66.2 million. If the Bank requires funds beyond its ability to generate them internally, it has additional borrowing capacity with the Federal Home Loan Bank of Indianapolis and collateral eligible for repurchase agreements.

The Bank’s primary investing activity is the origination of one-to-four family mortgage loans and, to a lesser extent, consumer, multi-family, commercial real estate, commercial business and residential construction loans. The Bank also invests in U.S. government and agency securities and mortgage-backed securities issued by U.S. government agencies.

The Bank must maintain an adequate level of liquidity to ensure the availability of sufficient funds to support loan growth and deposit withdrawals, to satisfy financial commitments and to take advantage of investment opportunities. At December 31, 2003, the Bank had total commitments to extend credit of $38.5 million. See Note 16 in the accompanying Notes to Consolidated Financial Statements. At December 31, 2003, the Bank had certificates of deposit scheduled to mature within one year of $81.3 million. Historically, the Bank has been able to retain a significant amount of its deposits as they mature.

The Bank is required to maintain specific amounts of capital pursuant to OTS regulations. As of December 31, 2003, the Bank was in compliance with all regulatory capital requirements which were effective as of such date with tangible, core and risk-based capital ratios of 8.7%, 8.7% and 14.4%, respectively. See Note 19 in the accompanying Notes to Consolidated Financial Statements.

Effect of Inflation and Changing Prices

The financial statements and related financial data presented in this report have been prepared in accordance with generally accepted accounting principles, which generally require the measurement of financial position and operating results in terms of historical dollars, without considering the changes in relative purchasing power of money over time due to inflation. The primary impact of inflation is reflected in the increased cost of the Bank’s operations. Unlike most industrial companies, virtually all the assets and liabilities of the financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on the financial institutions performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Market Risk Analysis

Qualitative Aspects of Market Risk. The Bank’s principal financial objective is to achieve long-term profitability while reducing its exposure to fluctuating market interest rates. The Bank has sought to reduce the exposure of its earnings to changes in market interest rates by attempting to manage the mismatch between asset and liability maturities and interest rates. In order to reduce the exposure to interest rate fluctuations, the Bank has developed strategies to manage its liquidity, shorten its effective maturities of certain interest-earning assets and decrease the interest rate sensitivity of its asset base. Management has sought to decrease the average maturity of its assets by emphasizing the origination of short-term commercial and consumer loans, all of which are retained by the Bank for its portfolio. The Bank relies on retail deposits as its primary source of funds. Management believes retail deposits, compared to brokered deposits, reduce the effects of interest rate fluctuations because they generally represent a more stable source of funds.

Quantitative Aspects of Market Risk. The Bank does not maintain a trading account for any class of financial instrument nor does the Bank engage in hedging activities or purchase high-risk derivative instruments. Furthermore, the Bank is not subject to foreign currency exchange rate risk or commodity price risk.

The Bank uses interest rate sensitivity analysis to measure its interest rate risk by computing changes in NPV (net portfolio value) of its cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. NPV represents the market value of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items. This analysis assesses the risk of loss in market risk sensitive instruments in the event of a sudden and sustained 100 to 300 basis point increase or decrease in market interest rates with no effect given to any steps that management might take to counter the effect of that interest rate movement. Using data compiled by the OTS, the Bank receives a report that measures interest rate risk by modeling the change in NPV over a variety of interest rate scenarios. This procedure for measuring interest rate risk was developed by the OTS to replace the “gap” analysis (the difference between interest-earning assets and interest-bearing liabilities that mature or reprice within a specific time period).

The following tables are provided by the OTS and set forth the change in the Bank’s NPV at December 31, 2003 and 2002, based on OTS assumptions, that would occur in the event of an immediate change in interest rates, with no effect given to any steps that management might take to counteract that change. Due to the level of market interest rates at December 31, 2003 and 2002, the tables provide information for only a sustained 100 basis point decrease in market interest rates.

	At December 31, 2003
	Net Portfolio Value			Net Portfolio Value as a Percent of Present Value of Assets
Change In Rates	Dollar Amount	Dollar Change	Percent Change	NPV Ratio	Change
	(Dollars in thousands)
300bp	$34,140	$(12,197)	(26)%	8.60%	(240)bp
200bp	38,863	(7,474)	(16)	9.58	(142)bp
100bp	43,158	(3,179)	(7)	10.43	(57)bp
— bp	46,337	—	—	11.00	— bp
(100)bp	45,463	(874)	(2)	10.70	(30)bp

	At December 31, 2002
	Net Portfolio Value			Net Portfolio Value as a Percent of Present Value of Assets
Change In Rates	Dollar Amount	Dollar Change	Percent Change	NPV Ratio	Change
	(Dollars in thousands)
300bp	$32,637	$(7,632)	(19)%	10.66%	(178)bp
200bp	36,565	(3,704)	(9)	11.68	(76)bp
100bp	39,685	(584)	(1)	12.42	(2)bp
— bp	40,269	—	—	12.44	— bp
(100)bp	38,533	(1,736)	(4)	11.82	(62)bp

The preceding tables indicate that in the event of a sudden and sustained increase or decrease in prevailing market interest rates, the Bank’s NPV would be expected to decrease. The expected decrease in the Bank’s NPV is primarily attributable to the relatively high percentage of fixed-rate loans in the Bank’s loan portfolio. At December 31, 2003, approximately 72% of the loan portfolio consisted of fixed-rate loans.

Certain assumptions utilized by the OTS in assessing the interest rate risk of savings associations within its region were utilized in preparing the preceding tables. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates, and the market values of certain assets under differing interest rate scenarios, among others.

As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing tables. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate mortgage loans, have features that restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, expected rates of prepayments on loans and early withdrawals from certificates of deposit could deviate significantly from those assumed in calculating the tables.

Report of Independent Registered Public Accounting Firm

The Board of Directors

First Capital, Inc.

Corydon, Indiana

We have audited the accompanying consolidated balance sheets of First Capital, Inc. and Subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Capital, Inc. and Subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with U. S. generally accepted accounting principles.

New Albany, Indiana

January 16, 2004

MONROE SHINE & CO., INC. “ CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS CONSULTANTS

FIRST CAPITAL, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS
Cash and due from banks	$12,190,166	$6,609,568
Interest-bearing deposits with banks	1,370,812	6,043,699
Securities available for sale, at fair value	66,244,411	64,980,033
Securities held to maturity (fair value $1,584,769; $1,553,248 in 2002)	1,506,575	1,474,236
Loans, net of allowance for loan losses of $2,433,329 in 2003 and $1,218,246 in 2002	304,199,637	215,996,193
Federal Home Loan Bank stock, at cost	3,094,500	2,716,000
Foreclosed real estate	225,485	102,300
Premises and equipment	10,290,633	7,000,741
Accrued interest receivable	2,173,826	1,794,313
Cash value of life insurance	1,227,591	1,266,917
Goodwill	5,386,279	—
Core deposit intangibles	608,600	101,504
Other assets	619,867	467,143

Total Assets	$409,138,382	$308,552,647

LIABILITIES
Deposits:
Noninterest-bearing	$30,535,227	$20,051,772
Interest-bearing	271,933,085	196,150,460

Total deposits	302,468,312	216,202,232

Retail repurchase agreements	520,231	456,732
Advances from Federal Home Loan Bank	60,241,547	53,319,551
Accrued interest payable	1,159,726	1,127,553
Other liabilities	853,341	1,116,805

Total Liabilities	365,243,157	272,222,873

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY
Preferred stock of $.01 par value per share Authorized 1,000,000 shares; none issued	—	—
Common stock of $.01 par value per share Authorized 5,000,000 shares; issued 2,843,763 shares (2,551,763 shares in 2002)	28,438	25,518
Additional paid-in capital	19,182,788	12,954,838
Retained earnings-substantially restricted	25,092,103	23,079,438
Accumulated other comprehensive income	380,479	970,977
Unearned stock compensation	(73,426)	(143,582)
Unearned ESOP shares	(399,760)	(440,760)
Less treasury stock, at cost - 18,639 shares (8,980 shares in 2002)	(315,397)	(116,655)

Total Stockholders’ Equity	43,895,225	36,329,774

Total Liabilities and Stockholders’ Equity	$409,138,382	$308,552,647

See notes to consolidated financial statements.

FIRST CAPITAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

	2003	2002	2001
INTEREST INCOME
Loans, including fees	$18,234,189	$15,489,849	$15,462,139
Securities:
Taxable	2,231,258	2,660,755	2,600,194
Tax-exempt	536,203	427,903	374,889
Federal Home Loan Bank dividends	150,734	143,276	130,078
Interest-bearing deposits in banks	150,236	190,111	392,708

Total interest income	21,302,620	18,911,894	18,960,008

INTEREST EXPENSE
Deposits	5,750,558	6,089,360	7,679,827
Retail repurchase agreements	1,180	2,589	2,831
Advances from Federal Home Loan Bank	2,963,185	2,709,548	2,159,527

Total interest expense	8,714,923	8,801,497	9,842,185

Net interest income	12,587,697	10,110,397	9,117,823

Provision for loan losses	725,000	305,000	66,000

Net interest income after provision for loan losses	11,862,697	9,805,397	9,051,823

NONINTEREST INCOME
Service charges on deposit accounts	1,781,611	1,382,286	1,230,002
Commission income	310,668	260,655	244,644
Gain on sale of securities	50,938	18,229	15,555
Gain on sale of mortgage loans	11,581	—	123,591
Mortgage brokerage fees	58,948	—	—
Other income	62,105	75,351	91,895

Total noninterest income	2,275,851	1,736,521	1,705,687

NONINTEREST EXPENSE
Compensation and benefits	4,705,057	3,554,330	3,197,793
Occupancy and equipment	1,014,574	745,997	741,007
Data processing	769,511	508,369	455,566
Other expenses	2,246,197	1,722,224	1,549,479

Total noninterest expense	8,735,339	6,530,920	5,943,845

Income before income taxes	5,403,209	5,010,998	4,813,665
Income tax expense	1,870,145	1,762,639	1,714,422

Net Income	$3,533,064	$3,248,359	$3,099,243

Net income per common share, basic	$1.30	$1.31	$1.26

Net income per common share, diluted	$1.29	$1.30	$1.25

See notes to consolidated financial statements.

FIRST CAPITAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Unearned Stock Compensation	Unearned ESOP Shares	Treasury Stock	Total
Balances at January 1, 2001	$25,373	$12,811,494	$19,221,842	$(145,398)	$(282,854)	$(522,760)	$—	$31,107,697

COMPREHENSIVE INCOME
Net income	—	—	3,099,243	—	—	—	—	3,099,243
Other comprehensive income:
Change in unrealized gain on securities available for sale, net of deferred income tax expense of $246,981	—	—	—	376,551	—	—	—	376,551
Less: Reclassification adjustment	—	—	—	—	—	—	—	—

Total comprehensive income								3,475,794

Cash dividends ($0.48 per share)	—	—	(1,193,766)	—	—	—	—	(1,193,766)
Options exercised	87	50,283	—	—	—	—	—	50,370
Shares released by ESOP trust	—	16,273	—	—	—	41,000	—	57,273
Stock compensation expense	—	—	—	—	70,771	—	—	70,771
Purchase of 7,146 treasury shares	—	—	—	—	—	—	(87,474)	(87,474)

Balances at December 31, 2001	25,460	12,878,050	21,127,319	231,153	(212,083)	(481,760)	(87,474)	33,480,665

COMPREHENSIVE INCOME
Net income	—	—	3,248,359	—	—	—	—	3,248,359
Other comprehensive income:
Change in unrealized gain on securities available for sale, net of deferred income tax expense of $492,135	—	—	—	750,317	—	—	—	750,317
Less: Reclassification adjustment net of deferred income tax benefit of $6,883	—	—	—	(10,493)	—	—	—	(10,493)

Total comprehensive income								3,988,183

Cash dividends ($0.52 per share)	—	—	(1,296,240)	—	—	—	—	(1,296,240)
Restricted stock grants	—	1,523	—	—	(7,894)	—	6,371	—
Forefeiture of restricted stock	—	—	—	—	6,371	—	(6,371)	—
Options exercised	58	47,913	—	—	—	—	—	47,971
Shares released by ESOP trust	—	27,352	—	—	—	41,000	—	68,352
Stock compensation expense	—	—	—	—	70,024	—	—	70,024
Purchase of 1,834 treasury shares	—	—	—	—	—	—	(29,181)	(29,181)

Balances at December 31, 2002	$25,518	$12,954,838	$23,079,438	$970,977	$(143,582)	$(440,760)	$(116,655)	$36,329,774

See notes to consolidated financial statements.

FIRST CAPITAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY - continued

YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Unearned Stock Compensation	Unearned ESOP Shares	Treasury Stock	Total
Balances at December 31, 2002	$25,518	$12,954,838	$23,079,438	$970,977	$(143,582)	$(440,760)	$(116,655)	$36,329,774

COMPREHENSIVE INCOME
Net income	—	—	3,533,064	—	—	—	—	3,533,064
Other comprehensive income:
Change in unrealized gain on securities available for sale, net of deferred income tax benefit of $367,113	—	—	—	(559,737)	—	—	—	(559,737)
Less: Reclassification adjustment net of deferred income tax benefit of $20,177	—	—	—	(30,761)	—	—	—	(30,761)

Total comprehensive income								2,942,566

Acquisition of Hometown Bancshares, Inc.	2,854	6,105,473	—	—	—	—	—	6,108,327
Cash dividends ($0.56 per share)	—	—	(1,520,399)	—	—	—	—	(1,520,399)
Options exercised	66	85,051	—	—	—	—	—	85,117
Shares released by ESOP trust	—	37,426	—	—	—	41,000		78,426
Stock compensation expense	—	—	—	—	70,156	—	—	70,156
Purchase of 9,659 treasury shares	—	—	—	—	—	—	(198,742)	(198,742)

Balances at December 31, 2003	$28,438	$19,182,788	$25,092,103	$380,479	$(73,426)	$(399,760)	$(315,397)	$43,895,225

See notes to consolidated financial statements.

FIRST CAPITAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$3,533,064	$3,248,359	$3,099,243
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of premium and accretion of discount on securities, net	376,025	218,454	30,847
Depreciation and amortization expense	723,963	480,393	463,264
Deferred income taxes	(212,976)	(24,088)	18,971
ESOP and stock compensation expense	154,929	138,376	128,044
(Increase) decrease in cash value of life insurance	39,326	(52,657)	(53,275)
Provision for loan losses	725,000	305,000	66,000
Gain on sale of securities	(50,938)	(18,229)	(15,555)
Proceeds from sale of mortgage loans	702,581	—	5,488,218
Mortgage loans originated for sale	(691,000)	—	(5,364,627)
Net gain on sale of mortgage loans	(11,581)	—	(123,591)
Stock dividends on Federal Home Loan Bank stock	(114,700)	—	—
(Increase) decrease in accrued interest receivable	(50,970)	46,932	104,176
Decrease in accrued interest payable	(196,079)	(125,183)	(53,270)
Net change in other assets and liabilities	551,086	(174,885)	114,848

Net Cash Provided By Operating Activities	5,477,730	4,042,472	3,903,293

CASH FLOWS FROM INVESTING ACTIVITIES
Net (increase) decrease in interest-bearing deposits with banks	22,832,078	(845,276)	259,990
Purchase of securities available for sale	(34,646,974)	(26,590,589)	(42,716,013)
Purchase of securities held to maturity	—	(1,100,000)	(500,000)
Proceeds from maturities of securities available for sale	23,140,000	15,177,000	21,938,000
Proceeds from maturities of securities held to maturity	118,000	1,218,800	9,270,100
Proceeds from sale of securities available for sale	2,550,938	693,402	—
Proceeds from sale of securities held to maturity	—	150,750	356,432
Principal collected on mortgage-backed obligations	10,771,270	1,748,130	1,540,387
Net increase in loans	(24,939,542)	(14,852,948)	(22,618,022)
Purchase of Federal Home Loan Bank stock	(63,800)	(537,200)	(675,000)
Proceeds from sale of Federal Reserve Bank stock	179,650	—	—
Proceeds from sale of foreclosed real estate	268,893	391,965	32,422
Purchase of premises and equipment	(1,307,904)	(1,540,836)	(175,809)
Net cash paid in acquisition of Hometown Bancshares, Inc.	(5,730,308)	—	—

Net Cash Used By Investing Activities	(6,827,699)	(26,086,802)	(33,287,513)

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase in deposits	1,593,263	12,080,049	18,754,032
Advances from Federal Home Loan Bank	11,600,000	15,000,000	16,000,000
Repayment of advances from Federal Home Loan Bank	(4,678,004)	(4,505,094)	(3,249,562)
Net increase in retail repurchase agreements	63,499	172,511	284,221
Exercise of stock options	70,950	47,971	50,370
Purchase of treasury stock	(198,742)	(29,181)	(87,474)
Dividends paid	(1,520,399)	(1,296,240)	(1,193,766)

Net Cash Provided By Financing Activities	6,930,567	21,470,016	30,557,821

Net Increase (Decrease) in Cash and Due From Banks	5,580,598	(574,314)	1,173,601

Cash and due from banks at beginning of year	6,609,568	7,183,882	6,010,281

Cash and Due From Banks at End of Year	$12,190,166	$6,609,568	$7,183,882

See notes to consolidated financial statements.

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

First Capital, Inc. (the Company) is the thrift holding company of First Harrison Bank (the Bank), a wholly-owned subsidiary. The Bank is a federally-chartered savings bank which provides a variety of banking services to individuals and business customers through twelve locations in Southern Indiana. The Bank’s primary source of revenue is single-family residential loans. The Bank’s wholly-owned subsidiary, First Harrison Financial Services, Inc., sells property and casualty insurance and non-deposit investment products.

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation.

Reclassifications

Certain prior year amounts have been reclassified to conform with the current year presentation.

Statements of Cash Flows

For purposes of the statements of cash flows, the Bank has defined cash and cash equivalents as those amounts included in the balance sheet caption “Cash and due from banks.”

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

Securities Available for Sale

Securities available for sale consist of debt and equity securities and are stated at fair value. Amortization of premium and accretion of discount are recognized in interest income using the interest method over the remaining period to maturity, adjusted for anticipated prepayments. Mortgage-backed securities represent participating interests in pools of long-term first mortgage loans originated and serviced by issuers of the securities. Unrealized gains and losses, net of tax, on securities available for sale are reported as a separate component of stockholders’ equity until realized. Realized gains and losses on the sale of securities available for sale are determined using the specific identification method.

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

Loans and Allowance for Loan Losses

Loans are stated at unpaid principal balances, less net deferred loan fees and the allowance for loan losses. The Bank’s real estate loan portfolio consists primarily of long-term loans, collateralized by first mortgages on single-family residences and multi-family residential properties located in the southern Indiana area and commercial real estate loans. In addition to real estate loans, the Bank makes commercial loans and consumer loans.

Loan origination fees and certain direct costs of underwriting and closing loans are deferred and the net fee or cost is recognized as an adjustment to interest income over the contractual life of the loans using the interest method.

The accrual of interest is discontinued on a loan when, in the judgment of management, the probability of collection of interest is deemed to be insufficient to warrant further accrual. The Bank does not accrue interest on loans past due 90 days or more except when the estimated value of collateral and collection efforts are deemed sufficient to ensure full recovery. When a loan is placed on nonaccrual status, previously accrued but unpaid interest is charged against interest income.

Interest payments on nonaccrual loans are accounted for using the cost recovery method whereby the interest payments received are recorded as a reduction of the loan balance. With regard to impaired loans other than nonaccrual loans, the Bank applies the cash receipts method when the likelihood of further loss on the loan is remote. Under the cash receipts method, interest payments received are accounted for as interest income. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

The Bank’s practice is to charge off any loan or portion of a loan when the loan is determined by management to be uncollectible due to the borrower’s failure to meet repayment terms, the borrower’s deteriorating or deteriorated financial condition, the depreciation of the underlying collateral, the loan’s classification as a loss by regulatory examiners, or for other reasons.

The allowance for loan losses is maintained at a level which, in management’s judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management’s evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specified impaired loans, and economic conditions. The allowance is increased by a provision for loan losses, which is charged to expense, and reduced by charge-offs, net of recoveries. Because of uncertainties inherent in the estimation process, management’s estimate of credit losses inherent in the loan portfolio and the related allowance may change in the near term.

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

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(1 - continued)

Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis by either the present value of expected future cash flows at the loan’s effective interest rate or the fair value of the collateral if the loan is collateral dependent.

Foreclosed Real Estate Held for Sale

Real estate properties acquired through or in lieu of loan foreclosure are classified as held for sale and are carried at the lower of fair value minus estimated costs to sell or cost. Any write-downs based on the fair value less costs to sell at the date of acquisition are charged to the allowance for loan losses. Costs of holding foreclosed real estate are charged to expense in the period incurred, except for significant property improvements, which are capitalized. Subsequent impairment valuations are periodically performed by management and an allowance is established by a charge to noninterest expense if the carrying value exceeds the fair value minus estimated costs to sell. The net of revenue and expenses from operations of foreclosed real estate held for sale is reported in the statement of income.

Premises and Equipment

The Bank uses the straight line method of computing depreciation at rates adequate to amortize the cost of the applicable assets over their useful lives. Items capitalized as part of premises and equipment are valued at cost. Maintenance and repairs are expensed as incurred. The cost and related accumulated depreciation of assets sold, or otherwise disposed of, are removed from the related accounts and any gain or loss is included in earnings.

Goodwill and Other Intangibles

Goodwill recognized in a business combination is carried at its implied fair value and is evaluated for possible impairment at least annually or more frequently upon the occurrence of an event or when circumstances indicate that the carrying amount is greater than its fair value. If the carrying amount of the goodwill exceeds its implied fair value, an impairment loss is recognized in earnings equal to that excess amount. The loss recognized cannot exceed the carrying amount of goodwill. After a goodwill impairment loss is recognized, the adjusted carrying amount of goodwill is its new accounting basis.

Other intangible assets consist of acquired core deposit intangibles. Core deposit intangibles are amortized over the estimated economic lives of the acquired core deposits. The carrying amount of core deposit intangibles are evaluated for possible impairment whenever events or circumstances indicate the carrying amount may not be recoverable. After an impairment loss is recognized, the adjusted carrying amount of the intangible asset is its new accounting basis.

Mortgage Banking Activities

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or market value. Aggregate market value is determined based on the quoted prices under a “best efforts” sales agreement with a third party. Net unrealized losses are recognized through a valuation allowance by charges to income. Realized gains on sales of mortgage loans are included in noninterest income. Commitments to originate mortgage loans held for sale are considered derivative financial instruments to be accounted for at fair value. The Bank’s mortgage loan commitments subject to derivative accounting are fixed rate mortgage loan commitments at market rates when initiated. At December 31, 2003, the Bank had commitments to originate $349,000 in fixed rate mortgage loans intended for sale in the secondary market after the loans are closed. Fair value is estimated based on fees that would be charged on commitments with similar terms.

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(1 - continued)

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

Stock-Based Compensation

Under the provisions of Statement of Financial Accounting Standards (SFAS) 123, Accounting for Stock-Based Compensation, the Company elects to measure and recognize compensation cost related to stock-based compensation plans using the intrinsic value method and discloses the pro forma effect of applying the fair value method contained in SFAS 123. Accordingly, no compensation cost is charged against earnings for stock options granted under the Company’s stock-based compensation plans.

Advertising Costs

Advertising costs are charged to operations when incurred.

Recent Accounting Pronouncements

The following are summaries of recently issued accounting pronouncements that impact the accounting and reporting practices of the Company:

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS 143, Accounting for Asset Retirement Obligations. This statement applies to all entities and the legal obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal operation of a long-lived asset, except for certain obligations of lessees. This statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The implementation of this standard did not have a material impact on the Company’s financial condition and results of operations.

In August 2001, FASB issued SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This statement supersedes SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and establishes a single financial accounting model for long-lived assets to be disposed of by sale. The statement retains the requirements of SFAS 121 to recognize an impairment loss if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and measure an impairment loss as the difference between the carrying amount and the fair value of the asset. This statement is effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. The implementation of this standard did not have a material impact on the Company’s financial condition or results of operations.

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(1 - continued)

In June 2002, FASB issued SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities. This statement addresses the accounting and reporting for costs associated with exit or disposal activities and nullifies previous guidance. The principal difference between this statement and prior guidance is that a liability for a cost associated with an exit or disposal activity can only be recognized when actually incurred versus the date when management commits to the plan. This statement establishes that fair value is the objective for initial measurement of the liability. This statement is effective for exit or disposal activities that are initiated after December 31, 2002. The implementation of this standard did not have a material impact on the Company’s financial condition or results of operations.

In October 2002, FASB issued SFAS 147, Acquisitions of Certain Financial Institutions- an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9. Except for transactions between two or more mutual enterprises, this statement removes acquisitions of financial institutions from the scope of both SFAS 72 and Interpretation 9 and requires that those transactions be accounted for in accordance with SFAS 141, Business Combinations and SFAS 142, Goodwill and Other Intangible Assets. Thus, the unidentified intangible asset recognized in acquisitions of financial institutions resulting from the excess of the fair value of liabilities assumed over the fair value of tangible and intangible assets acquired, will be accounted for as goodwill under SFAS 141 for a transaction that is a business combination. Further, this statement clarifies that a branch bank acquisition that meets the definition of a business should be accounted for as a business combination. In addition, the statement amends SFAS 144 to include in its scope long-term customer-relationship intangible assets of financial institutions, such as, depositor and borrower relationship intangible assets and credit cardholder intangible assets. Consequently, those intangible assets are subject to the same undiscounted cash flow recoverability test and impairment loss recognition and measurement provisions that SFAS 144 requires for other long-lived assets that are held and used. The provision of this statement relating to the application of the purchase method of accounting is effective for acquisitions for which the date of acquisition is on or after October 1, 2002. The provisions relating to SFAS 144 and the transition provisions for previously recognized unidentified intangible assets are effective on October 1, 2002. The implementation of this standard did not have a material impact on the Company’s financial condition or results of operations.

In November 2002, FASB issued FASB Interpretation (FIN 45), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, which elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of this interpretation are applied prospectively to guarantees issued or modified after December 31, 2002. The adoption of these recognition provisions will result in recording liabilities associated with certain guarantees provided by the Company. These currently include standby letters of credit. The disclosure requirements of this interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The implementation of the recognition provisions of this interpretation did not have a material impact on the Company’s financial condition or results of operations.

In April, 2003, FASB issued SFAS 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133. Specifically, this amendment clarifies that loan commitments that relate to the origination of mortgage loans that will be held for sale should be accounted for as derivative instruments by the issuer of the loan commitment. The statement generally is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003 and is applied prospectively. The implementation of this standard did not have a material impact on the Company’s financial condition or results of operations.

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(2)	MERGER WITH HOMETOWN BANCSHARES, INC.

On March 20, 2003, the Company acquired 100 percent of the outstanding common shares of Hometown Bancshares, Inc. (Hometown), a bank holding company located in New Albany, Indiana, pursuant to an Agreement and Plan of Merger dated September 25, 2002. Hometown was the parent company of Hometown National Bank, which was merged with and into the Bank. The acquisition was made for the purpose of expanding the Company’s presence in the New Albany and Floyd County, Indiana market area and the Company expects to benefit from growth in this market area as well as from expansion of the banking services provided to the existing customers of Hometown.

Pursuant to the terms of the merger agreement, Hometown stockholders who elected to receive Company stock received 2.487 shares of Company common stock and Hometown shareholders who elected to receive cash received $46.50 in cash for each share of Hometown common stock. Hometown stockholders who did not submit properly completed election forms within the required time frame received 0.773 shares of Company common stock and $32.05 in cash for each share of Hometown common stock. The Company issued 285,370 shares of common stock and paid approximately $5.4 million in cash consideration to former Hometown stockholders. The value assigned to the common shares issued in the transaction was approximately $6.1 million determined by the average closing price of the Company’s common stock over a twenty day period ended March 17, 2003. The transaction was accounted for using the purchase method of accounting. Accordingly, the results of operations of Hometown have been included in the Company’s results of operations since the date of acquisition. Under the purchase method of accounting, the purchase price is assigned to the assets acquired and liabilities assumed based on their estimated fair values, net of applicable income tax effects. The excess of cost over the fair value of the acquired net assets of approximately $5.4 million has been recorded as goodwill.

Following is a condensed balance sheet showing the fair values of the assets acquired and the liabilities assumed as of the date of acquisition:

(In thousands)
Cash and interest-bearing deposits with banks	$18,059
Investment securities	4,533
Loans, net	64,301
Premises and equipment	2,647
Goodwill arising in the acquisition	5,386
Core deposit intangibles	566
Other assets	1,393

Total assets acquired	96,885

Deposit accounts	84,673
Other liabilities	449

Total liabilities assumed	85,122

Net assets acquired	$11,763

In accounting for the acquisition, $566,491 was assigned to core deposit intangibles which are amortized over a weighted-average estimated economic life of 9.3 years. It is not anticipated that the core deposit intangibles will have significant residual values. No amount of the goodwill arising in the acquisition is deductible for income tax purposes.

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(2 – continued)

The following pro forma information assumes that the acquisition was consummated on January 1, 2002:

(In thousands, except per share data)	2003	2002
Interest income	$22,307	$23,826
Interest expense	9,582	10,675

Net interest income	12,725	13,151
Provision for loan losses	754	1,828

Net interest income after provision for loan losses	11,971	11,323
Noninterest income	2,347	2,208
Noninterest expenses	9,408	8,399

Income before income taxes	4,910	5,132
Income tax expense	1,767	1,836

Net income	$3,143	$3,296

Net income per common share, basic	$1.05	$1.19

Net income per common share, diluted	$1.04	$1.18

In addition to combining the historical results of operations, the pro forma calculations consider the purchase accounting adjustments and nonrecurring charges directly related to the acquisition and the related tax effects. The pro forma calculations do not include any anticipated cost savings as a result of the acquisition. The pro forma results of operations are not necessarily indicative of the actual results of operations that would have occurred had the Hometown acquisition actually been consummated on January 1, 2002, or results that may occur in the future.

(3)	RESTRICTION ON CASH AND DUE FROM BANKS

The Bank is required to maintain reserve balances on hand and with the Federal Reserve Bank which are noninterest bearing and unavailable for investment. The average amount of those reserve balances for the years ended December 31, 2003 and 2002 were approximately $2,075,000 and $1,649,000, respectively.

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(4)	INVESTMENT SECURITIES

Debt and equity securities have been classified in the balance sheets according to management’s intent. Investment securities at December 31, 2003 and 2002 are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2003:
Securities available for sale:
Mortgage-backed securities:
FNMA certificates	$6,612,351	$7,056	$55,551	$6,563,856
GNMA certificates	379,147	16,746	—	395,893
FHLMC certificates	2,017,700	1,819	25,786	1,993,733
FNMA REMICS	4,186,668	3,864	35,774	4,154,758
FHLMC REMICS	2,385,719	12,052	—	2,397,771

	15,581,585	41,537	117,111	15,506,011

Other debt securities:
Federal agency	36,584,416	389,287	96,384	36,877,319
Municipal	12,161,518	437,934	31,520	12,567,932

Subtotal, debt securities	64,327,519	868,758	245,015	64,951,262

Mutual funds	1,286,856	24,530	18,237	1,293,149

Total securities available for sale	$65,614,375	$893,288	$263,252	$66,244,411

Securities held to maturity:
Mortgage-backed securities:
FNMA certificates	$144,663	$263	$6,620	$138,306
GNMA certificates	79,840	2,870	703	82,007

	224,503	3,133	7,323	220,313

Other debt securities:
Municipal	1,282,072	82,384	—	1,364,456

Total securities held to maturity	$1,506,575	$85,517	$7,323	$1,584,769

December 31, 2002:
Securities available for sale:
Mortgage-backed securities:
FNMA certificates	$1,759,759	$25,638	$—	$1,785,397
GNMA certificates	874,617	7,608	—	882,225
FHLMC certificates	200,241	2,539	—	202,780
FNMA REMICS	2,008,096	32,698	—	2,040,794
FHLMC REMICS	5,989,820	62,590	163	6,052,247

	10,832,533	131,073	163	10,963,443

Other debt securities:
Federal agency	41,078,195	1,160,051	2,242	42,236,004
Municipal	10,223,239	320,196	9,529	10,533,906

Subtotal, debt securities	62,133,967	1,611,320	11,934	63,733,353

Mutual funds	1,238,223	36,059	27,602	1,246,680

Total securities available for sale	$63,372,190	$1,647,379	$39,536	$64,980,033

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(4 – continued)

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2002:
Securities held to maturity:
Mortgage-backed securities:
FNMA certificates	$183,534	$2,901	$8,932	$177,503
GNMA certificates	114,194	3,655	260	117,589

	297,728	6,556	9,192	295,092

Other debt securities:
Municipal	1,176,508	81,648	—	1,258,156

Total securities held to maturity	$1,474,236	$88,204	$9,192	$1,553,248

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

The Bank sold available for sale securities for total proceeds of $2,550,938 and $693,402, resulting in gross realized gains of $50,938 and $17,376 during the years 2003 and 2002, respectively.

The amortized cost and fair value of debt securities as of December 31, 2003, by contractual maturity, are shown below. Expected maturities of mortgage-backed securities may differ from contractual maturities because the mortgages underlying the obligations may be prepaid without penalty.

	Securities Available for Sale		Securities Held to Maturity
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$2,690,516	$2,739,255	$166,623	$168,711
Due after one year through five years	32,035,593	32,501,480	167,230	174,247
Due after five years through ten years	9,618,707	9,804,830	137,185	141,768
Due after ten years	4,401,118	4,399,686	811,034	879,730

	48,745,934	49,445,251	1,282,072	1,364,456
Mortgage-backed securities	15,581,585	15,506,011	224,503	220,313

	$64,327,519	$64,951,262	$1,506,575	$1,584,769

Investment securities with a carrying amount of $541,206 were pledged to secure public deposits at December 31, 2003.

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(4 - continued)

The following table presents the fair values and gross unrealized losses for temporarily impaired investment securities at December 31, 2003 aggregated by investment category and the length of time that individual securities have been in a continuous unrealized loss position.

	Number Of Investment Positions	Fair Value	Gross Unrealized Losses
Securities available for sale:

Continuous loss position less than twelve months:
Federal agency mortgage-backed securities	9	$7,887,400	$117,111
Federal agency obligations	10	8,422,331	96,384
Municipal obligations	4	1,270,254	31,520

Total less than twelve months	23	17,579,985	245,015

Continuous loss position more than twelve months:
Mutual fund	1	249,056	18,237

Total securities available for sale	24	$17,829,041	$263,252

Securities held to maturity:

Continuous loss position more than twelve months:
Federal agency mortgage-backed securities	2	$122,866	$7,323

At December 31, 2003, the available for sale debt securities in a loss position first experienced an unrealized loss in the month of December 2003 and all investment positions so classified were acquired in 2003.

Of the ten federal agency obligations, two investment positions are Federal Home Loan Bank bonds which have “step-up” or “multi-step” rate features. These securities have a series of fixed and successively higher coupon rates at various call dates over their lives. At each call date, if the bond is not called, the coupon rate increases. The weighted-average coupon rate for these bonds is 3.50% at December 31, 2003 which is below the current market rate for bonds with similar maturities. The aggregate gross unrealized loss for these bonds amounts to $82,182.

The available for sale federal agency mortgage-backed securities with loss positions at December 31, 2003 are fixed rate securities with a weighted-average coupon rate of 4.47% and an estimated weighted-average yield of 3.48%. The estimated weighted-average yield assumes an estimated weighted-average life of 3.6 years computed using the average of the prior three months prepayments.

The four municipal obligation securities with loss positions at December 31, 2003 include fixed rate general obligation and revenue bonds acquired at a premium during 2003. These securities carry the highest investment rating and an aggregate weighted-average tax equivalent yield to maturity of 5.94%.

The Bank’s investment strategy seeks to maximize yield while investing in high-grade securities. Management classifies securities as available for sale to provide for flexibility in meeting liquidity requirements and generally holds these securities to maturity. Management attributes the decline in fair value to a slight increase in long-term market interest rates during 2003.

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(5)	LOANS

Loans at December 31, 2003 and 2002 consisted of the following:

	2003	2002
Real estate mortgage loans:
Residential	$176,569,170	$145,467,644
Land	7,770,517	4,820,715
Residential construction	25,076,706	9,782,878
Commercial real estate	42,936,244	16,760,389
Commercial business loans	16,162,173	9,440,238
Consumer loans:
Home equity and second mortgage loans	27,656,394	18,639,762
Automobile loans	12,863,196	9,597,787
Loans secured by savings accounts	1,248,370	1,249,277
Unsecured loans	1,854,637	1,192,579
Other consumer loans	4,542,710	4,176,322

Gross loans	316,680,117	221,127,591

Less:
Deferred loan origination fees, net	(37,675)	25,864
Undisbursed portion of loans in process	10,084,826	3,887,288
Allowance for loan losses	2,433,329	1,218,246

	12,480,480	5,131,398

Loans, net	$304,199,637	$215,996,193

Mortgage loans serviced for the benefit of others amounted to $2,090,706 and $5,182,427 at December 31, 2003 and 2002, respectively. The balance of capitalized mortgage servicing rights, carried at estimated fair value, included in other assets at December 31, 2003 and 2002, was $21,964 and $66,119, respectively. The estimated fair value of mortgage servicing rights was determined using discount rates ranging from 7.5 to 10 percent and prepayment speeds ranging from 2.16 percent to 7.41 percent, depending upon the stratification of the specific rights. The Bank had no capitalized mortgage servicing rights during the years 2002 and 2003. The Bank recognized amortization of $44,155 and $58,112 for the years ended December 31, 2003 and 2002, respectively.

An analysis of the allowance for loan losses is as follows:

	2003	2002	2001
Beginning balances	$1,218,246	$1,102,653	$1,183,638
Allowance related to acquired loans	1,065,400	—	—
Provision for loan losses	725,000	305,000	66,000
Recoveries	52,176	57,552	74,940
Loans charged-off	(627,493)	(246,959)	(221,925)

Ending balances	$2,433,329	$1,218,246	$1,102,653

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(5 – continued)

At December 31, 2003 and 2002, the total recorded investment in loans on nonaccrual amounted to approximately $2,637,000 and $607,000, respectively. The total recorded investment in loans past due ninety days or more and still accruing interest amounted to approximately $2,666,000 and $772,000 at December 31, 2003 and 2002, respectively. Information about impaired loans and the related allowance for loan losses is presented below.

	2003	2002	2001
	(In thousands)
At end of year:
Impaired loans with related allowance	$3,589	$1,160	$806
Impaired loans with no allowance	1,714	—	—

Total	$5,303	$1,160	$806

Allowance related to impaired loans	$1,075	$420	$166

Average balance of impaired loans during the year	3,941	1,085	356

Interest income recognized in the statements of income during the periods of impairment	168	46	18

Interest income recognized during the periods of impairment – cash method	210	82	18

The Bank has entered into loan transactions with certain directors, officers and their affiliates (related parties). In the opinion of management, such indebtedness was incurred in the ordinary course of business on substantially the same terms as those prevailing at the time for comparable transactions with other persons.

The following table represents the aggregate activity for related party loans during the year ended December 31, 2003:

Beginning balance	$2,106,245
New loans	1,328,605
Payments	(1,571,919)

Ending balance	$1,862,931

The Bank has purchased commercial paper from a corporation where a director is considered a related party. In the opinion of management, these transactions were made in the ordinary course of business on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with unrelated parties. During the year ended December 31, 2003, the Bank granted approximately $1,215,000, to customers of the corporation and such loans had an aggregate outstanding balance of approximately $2,733,000 and $3,295,000 at December 31, 2003 and 2002, respectively.

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(6)	PREMISES AND EQUIPMENT

Premises and equipment as of December 31 consisted of the following:

	2003	2002
Land and land improvements	$2,602,829	$1,671,929
Leasehold improvements	157,777	157,777
Office buildings	7,377,489	5,224,823
Furniture, fixtures and equipment	3,410,408	2,813,271

	13,548,503	9,867,800
Less accumulated depreciation	3,257,870	2,867,059

Totals	$10,290,633	$7,000,741

(7)	GOODWILL AND INTANGIBLES

As discussed in Note 2, the Company acquired goodwill in the acquisition of Hometown Bancshares, Inc. during 2003. Goodwill is reviewed at least annually or more frequently upon the occurrence of an event or when circumstances indicate that the carrying amount is greater than its fair value. No impairment of goodwill was recognized during 2003.

The following is a summary of non-goodwill intangibles subject to amortization as of December 31, 2003 and 2002:

	2003	2002
Core deposit intangibles:

Acquired in branch acquisition	$180,899	$180,899
Acquired in Hometown merger	566,491	—

Gross carrying amount	747,390	180,899

Accumulated amortization	(138,790)	(79,395)

	$608,600	$101,504

Amortization expense was $59,395, $12,060 and $12,060 the years ended December 31, 2003, 2002 and 2001, respectively. Estimated amortization expense for each of the ensuing years through December 31, 2008 is $72,908.

(8)	DEPOSITS

The aggregate amount of time deposit accounts with balances of $100,000 or more was approximately $43,110,000 and $25,129,000 at December 31, 2003 and 2002, respectively. Deposit account balances in excess of $100,000 are not federally insured.

At December 31, 2003, scheduled maturities of time deposits were as follows:

Year ending December 31:
2004	$81,462,989
2005	30,000,928
2006	20,876,694
2007	13,989,801
2008 and thereafter	13,225,262

Total	$159,555,674

The Bank held deposits of approximately $5,546,000, and $7,027,000 for related parties at December 31, 2003 and 2002, respectively.

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(9)	RETAIL REPURCHASE AGREEMENTS

Retail repurchase agreements represent overnight borrowings from deposit customers and the debt securities sold under the repurchase agreements were under the control of the Bank. Information concerning borrowings under repurchase agreements summarized as follows:

	2003	2002	2001
Weighted average interest rate during the year	0.76%	1.39%	3.12%
Average daily balance	$156,388	$185,929	$90,752
Maximum month-end balance during the year	$520,230	$456,732	$578,534

Debt securities underlying the agreements at December 31:

Amortized cost	$2,014,347	$1,009,365	$1,019,710
Fair value	$2,061,898	$1,040,721	$1,056,644

(10)	ADVANCES FROM FEDERAL HOME LOAN BANK

At December 31, 2003 and 2002, advances from the Federal Home Loan Bank were as follows:

	2003		2002
	Weighted Average Rate	Amount	Weighted Average Rate	Amount
Fixed rate advances	5.18%	$58,241,547	5.49%	$53,319,551

Variable rate advances	1.11%	2,000,000	—	—

		$60,241,547		$53,319,551

At December 31, 2003, advances from the Federal Home Loan Bank totaling $25,000,000 were putable advances whereby the Federal Home Loan Bank will automatically convert the fixed rate advance to a variable rate should the market interest rate exceed a pre-determined strike rate.

The following is a schedule of maturities for advances outstanding as of December 31, 2003:

Due in:

2004	$5,142,497
2005	8,651,821
2006	4,186,097
2007	7,942,274
2008	5,014,224
Thereafter	29,304,634

Total	$60,241,547

The advances are secured under a blanket collateral agreement. At December 31, 2003, the carrying value of residential mortgage loans and investment securities pledged as security for the advances was $159,095,672 and $1,044,093, respectively.

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(11)	LEASE COMMITMENTS

On April 1, 1997, the Bank entered into a noncancellable sub-lease agreement for a branch office for a lease term of eight years. The Bank also has a noncancellable lease agreement for a branch office dated December 1, 1995 that expires in the year 2005.

The following is a schedule by years of future minimum rental payments required under these operating leases:

Year ending December 31:
2004	19,200
2005	17,600

Total minimum payments required	$36,800

Total rental expense for all operating leases for the years ended December 31, 2003, 2002 and 2001 amounted to $33,528, $33,528 and $31,890, respectively.

(12)	INCOME TAXES

The components of income tax expense were as follows:

	2003	2002	2001
Current	$2,068,954	$1,785,045	$1,695,451
Tax benefit allocated to additional paid-in capital related to exercise of options	14,167	1,682	—
Deferred	(212,976)	(24,088)	18,971

Totals	$1,870,145	$1,762,639	$1,714,422

Significant components of the deferred tax assets and liabilities as of December 31, 2003 and 2002 were as follows:

	2003	2002
Deferred tax assets (liabilities):
Depreciation	$(569,427)	$(262,907)
Deferred loan fees and costs	(86,600)	(68,474)
Deferred compensation plans	175,588	163,496
Stock compensation plan	27,148	27,136
Federal Home Loan Bank stock dividends	(59,006)	—
Allowance for loan losses	943,365	472,104
Post-1987 bad debt deduction	—	(28,633)
Unrealized gain on securities available for sale	(249,557)	(636,867)
Acquisition purchase accounting adjustments	(99,944)	—
Net operating loss carryovers acquired	178,753	—
Other	(12,420)	(18,241)

Net deferred tax asset (liability)	$247,900	$(352,386)

The reconciliation of income tax expense with the amount which would have been provided at the federal statutory rate of 34 percent follows:

	2003	2002	2001
Provision at federal statutory tax rate	$1,837,091	$1,703,739	$1,636,646
State income tax-net of federal tax benefit	254,279	229,184	227,740
Tax-exempt interest income	(170,650)	(146,627)	(135,758)
Increase in cash value of life insurance	(20,629)	(17,903)	(18,114)
Other	(29,946)	(5,754)	3,908

Totals	$1,870,145	$1,762,639	$1,714,422

Effective tax rate	34.6%	35.2%	35.6%

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(12 - continued)

The acquisition of Hometown during 2003 qualified for tax-free exchange treatment and the Company acquired federal and state net operating loss carryovers of $1,012,854 and $696,380, respectively. The federal and state net operating loss carryovers expire in 2023 and 2018, respectively. The utilization of the net operating loss carryovers is subject to an annual limitation under Internal Revenue Code Section 382. At December 31, 2003, the remaining federal and state net operating loss carryovers amounted to $483,892 and $167,418, respectively. The Company expects to utilize the remaining net operating loss carryovers in 2004.

Prior to July 1, 1996, the Bank was permitted by the Internal Revenue Code to deduct from taxable income an annual addition to a statutory bad debt reserve subject to certain limitations. Retained earnings at December 31, 2003 includes approximately $1,040,000 of cumulative deductions for which no deferred federal income tax liability has been recorded. Reduction of these reserves for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes subject to the then current corporate income tax rate. The unrecorded deferred liability on these amounts was approximately $354,000 at December 31, 2003.

Federal legislation enacted in 1996 repealed the use of the qualified thrift reserve method of accounting for bad debts for tax years beginning after December 31, 1995. As a result, the Bank discontinued the calculation of the annual addition to the statutory bad debt reserve using the percentage-of-taxable-income method and adopted the experience reserve method for banks. Under this method, the Bank computes its federal tax bad debt deduction based on actual loss experience over a period of years. The legislation required the Bank to recapture into taxable income over a six-year period its post-1987 additions to the qualified thrift statutory bad debt reserve, thereby generating additional tax liability. At December 31, 2003, the remaining unamortized balance of the post-1987 reserves was zero.

The legislation also provided that the Bank will not be required to recapture its pre-1988 statutory bad debt reserves if it ceases to meet the qualifying thrift definitional tests as provided under prior law and if the Bank continues to qualify as a “bank” under existing provisions of the Internal Revenue Code.

(13)	EMPLOYEE BENEFIT PLANS

Defined Contribution Plan:

The Bank has a qualified contributory defined contribution plan available to all eligible employees. The plan allows participating employees to make tax-deferred contributions under Internal Revenue Code Section 401(k). The Bank contributed $162,327, $128,359 and $109,773 to the plan for the years ended December 31, 2003, 2002 and 2001, respectively.

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

Compensation expense is recognized based on the average fair value of shares released for allocation to participant accounts during the year with a corresponding credit to stockholders’ equity. Compensation expense recognized for the years ended December 31, 2003, 2002 and 2001 amounted to $84,773, $68,327 and $50,251, respectively.

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(13 - continued)

Company common stock held by the ESOP trust at December 31 was as follows:

	2003	2002
Allocated shares	19,671	15,789
Unearned shares	39,976	44,076

Total ESOP shares	59,647	59,865

Fair value of unearned shares	$839,496	$896,065

(14)	DEFERRED COMPENSATION PLANS

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

Assuming normal retirement, the benefits under the plan will be paid in varying amounts between 1999 and 2022. The Bank is the owner and beneficiary of insurance policies on the lives of these officers which may provide funds for a portion of the required payments. The agreements also provide for payment of benefits in the event of disability, early retirement, termination of employment or death. Deferred compensation expense for this plan was $32,503, $30,839 and $28,051 for the years ended December 31, 2003, 2002 and 2001, respectively.

The Bank also has a directors’ deferred compensation plan whereby a director defers into a retirement account a portion of his monthly director fees for a specified period to provide a specified amount of income for a period of fifteen years following normal retirement. The Bank also accrues the interest cost on the deferred obligation so the amounts required will be provided at the normal retirement dates and thereafter.

Assuming normal retirement, the benefits under the plan will be paid in varying amounts between 1995 and 2037. The agreements also provide for payment of benefits in the event of disability, early retirement, termination of service or death. Deferred compensation expense for this plan was $24,152, $13,122 and $12,208 for the years ended December 31, 2003, 2002 and 2001, respectively.

(15)	STOCK-BASED COMPENSATION PLANS

The Company applies APB No. 25 and related interpretations in accounting for its stock-based compensation plans. In accordance with SFAS No. 123, the Company elected to continue to apply the provisions of APB No. 25. However, pro forma disclosures as if the Company adopted the compensation cost recognition provisions of SFAS No. 123, are presented along with a summary of the plans and awards.

Restricted Stock Compensation Plan

The Company has a restricted stock compensation plan as an encouragement for directors, officers and key employees to remain in the employment or service of the Bank. The shares granted under the plan were in the form of restricted stock vesting over a five-year period beginning one year after the date of grant of the award. Since the stock issued is held in escrow by the Company before some or all of the services are performed, unearned compensation is recorded as a reduction of stockholders’ equity. Compensation expense is recognized pro rata over the period during which the shares are earned. The terms of the restricted stock compensation plan include a provision whereby all unearned shares become fully vested upon a change in control. Compensation expense of $70,156, $70,024 and $70,771 was recognized for the years ended December 31, 2003, 2002 and 2001, respectively.

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(15 - continued)

Stock Option Plan

The Company’s stock option plan provides for issuance of up to 138,876 shares of the Company’s authorized but unissued common stock to all employees, including any officer or employee-director. Under the plan, the Company may grant both non-qualified and qualified (i.e. incentive) stock options. In the case of incentive stock options, the aggregate fair value of the stock (determined at the time the incentive stock option is granted) for which any optionee may be granted incentive options which are first exercisable during any calendar year shall not exceed $100,000. Option prices may not be less than the fair market value of the underlying stock at the date of the grant.

Options granted generally vest ratably over five years and are exercisable in whole or in part for a period up to ten years from the date of the grant.

The following is a summary of the Company’s stock options as of December 31, 2003, 2002 and 2001 and the changes for the years then ended:

	2003		2002		2001
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of year	73,923	$10.68	84,736	$10.46	93,630	$7.88
Granted	—	—	750	14.25	—	—
Exercised	6,630	10.70	5,802	7.98	8,638	5.83
Forfeited	155	12.65	5,761	10.69	256	7.81

Outstanding at end of year	67,138	$10.67	73,923	$10.67	84,736	$10.46

Exercisable at end of year	42,476	$10.40	37,555	$10.40	25,533	$9.52

For options outstanding at December 31, 2003, the following information is provided by range of exercise price:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number of Shares	Weighted Average Exercise Price
$6.24 - $7.41	4,364	$6.95	3.1 years	4,364	$6.95
$9.42 - $11.00	62,024	10.89	5.9 years	37,962	10.78
$14.25	750	14.25	8.1 years	150	14.25

$6.24 - $14.25	67,138	$10.67	5.7 years	42,476	$10.40

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(15 - continued)

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

	Years Ended December 31,
	2003	2002	2001
Net income, as reported	$3,533,064	$3,248,359	$3,099,243
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(11,995)	(12,327)	(13,502)

Pro forma net income	$3,521,069	$3,236,032	$3,085,741

Earnings per share:
Basic - as reported	$1.30	$1.31	$1.26
Basic - pro forma	$1.30	$1.31	$1.25
Diluted - as reported	$1.29	$1.30	$1.25
Diluted - pro forma	$1.28	$1.29	$1.24

For purposes of providing the pro forma disclosures required under SFAS No. 123, the fair market value of stock options granted was estimated at the date of grant using the Black-Scholes option pricing model. The Black-Scholes option pricing model was originally developed for use in estimating the fair value of traded options which have different characteristics from the Company’s employee stock options and require the use of highly subjective assumptions which can materially affect the fair value estimate. As a result, management believes that the Black-Scholes model may not necessarily provide a reliable measure of the fair value of employee stock options.

The following assumptions were used for grants for the year ended December 31, 2002:

Expected dividend yields	3.14%
Risk-free interest rates	4.27%
Expected volatility	10.65%
Expected life of options	7 years
Weighted average fair value at grant date	$1.71

No employee stock options were granted during 2003.

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(16)	COMMITMENTS AND CONTINGENCIES

In the normal course of business, there are outstanding various commitments and contingent liabilities, such as commitments to extend credit and legal claims, which are not reflected in the financial statements.

Commitments under outstanding standby letters of credit totaled $1,227,970 at December 31, 2003.

The following is a summary of the commitments to extend credit at December 31, 2003 and 2002:

	2003	2002
Loan commitments:
Fixed rate	$2,210,000	$5,499,450
Adjustable rate	642,850	297,350

Undisbursed commercial and personal lines of credit	12,656,607	6,462,186
Undisbursed portion of construction loans in process	10,084,826	3,887,288
Undisbursed portion of home equity lines of credit	12,882,281	10,370,924

Total commitments to extend credit	$38,476,564	$26,517,198

(17)	FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the balance sheet.

The Bank’s exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments (see Note 16). The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer’s creditworthiness on a case-by-case basis. The amount and type of collateral obtained, if deemed necessary by the Bank upon extension of credit, varies and is based on management’s credit evaluation of the counterparty.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Standby letters of credit generally have fixed expiration dates or other termination clauses and may require payment of a fee. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank’s policy for obtaining collateral, and the nature of such collateral, is essentially the same as that involved in making commitments to extend credit.

The Bank has not been required to perform on any financial guarantees and has not incurred any losses on its commitments during the years ended December 31, 2003, 2002 and 2001.

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(18)	DIVIDEND RESTRICTION

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

(19)	REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory-and possibly additional discretionary-actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involved quantitative measures of the assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to quantitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2003, that the Bank meets all capital adequacy requirements to which it is subject. As of December 31, 2003, the most recent notification from the OTS categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the institution’s categories.

The actual capital amounts and ratios are also presented in the table. No amounts were deducted from capital for interest-rate risk in either year.

	Actual		Minimum For Capital Adequacy Purposes:		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions:
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2003:
Total capital (to risk weighted assets)	$37,506	14.35%	$20,904	8.00%	$26,130	10.00%
Tier I capital (to risk weighted assets)	$35,073	13.42%	$10,452	4.00%	$15,678	6.00%
Tier I capital (to adjusted total assets)	$35,073	8.70%	$16,118	4.00%	$20,148	5.00%
Tangible capital (to adjusted total assets)	$35,073	8.70%	$6,044	1.50%	N/A

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(19 - continued)

	Actual		Minimum For Capital Adequacy Purposes:		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions:
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2002:
Total capital (to risk weighted assets)	$34,782	19.52%	$14,257	8.00%	$17,821	10.00%

Tier I capital (to risk weighted assets)	$33,564	18.83%	$7,128	4.00%	$10,692	6.00%

Tier I capital (to adjusted total assets)	$33,564	10.92%	$12,299	4.00%	$15,373	5.00%

Tangible capital (to adjusted total assets)	$33,564	10.92%	$4,612	1.50%	N/A

(20)	DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table summarizes the carrying value and estimated fair value of financial instruments at December 31:

	2003		2002
(In thousands)	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets:
Cash and due from banks	$12,190	$12,190	$6,610	$6,610
Interest-bearing deposits in banks	1,371	1,371	6,044	6,044
Securities available for sale	66,244	66,244	64,980	64,980
Securities held to maturity	1,507	1,585	1,474	1,553
Loans, net	304,200	302,264	215,996	215,378
Federal Home Loan Bank stock	3,095	3,095	2,716	2,716
Accrued interest receivable	2,174	2,174	1,794	1,794

Financial liabilities:
Deposits	302,468	307,782	216,202	221,795
Retail repurchase agreements	520	520	457	457
Advances from Federal Home Loan Bank	60,242	64,244	53,320	58,762
Accrued interest payable	1,160	1,160	1,128	1,128

Off-balance-sheet financial instruments:
Asset related to commitments to extend credit	—	29	—	70

The carrying amounts in the preceding table are included in the consolidated balance sheets under the applicable captions. The contractual or notional amounts of financial instruments with off-balance-sheet risk are disclosed in Note 16.

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(20 - continued)

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

Cash and Short-Term Investments

For short-term investments, including cash and due from banks, interest-bearing deposits with banks, and federal funds sold, the carrying amount is a reasonable estimate of fair value.

Debt and Equity Securities

For debt and marketable equity securities, the fair values are based on quoted market prices. For Federal Home Loan Bank stock, a restricted equity security, the carrying amount is a reasonable estimate of fair value because it is not marketable.

Loans

The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. The carrying amount of accrued interest receivable approximates its fair value.

Deposits

The fair value of demand deposits, savings accounts, money market deposit accounts and other transaction accounts is the amount payable on demand at the balance sheet date. The fair value of fixed-maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities. The carrying amount of accrued interest payable approximates its fair value.

Borrowed Funds

The carrying amount of initial repurchase agreements approximate its fair value. The fair value of advances from Federal Home Loan Bank is estimated by discounting the future cash flows using the current rates at which similar loans with the same remaining maturities could be obtained.

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

(21)	PARENT COMPANY CONDENSED FINANCIAL INFORMATION

Condensed financial information for First Capital, Inc. (parent company only) follows:

Balance Sheets

(In thousands)

	As of December 31,
	2003	2002
Assets:
Cash and interest bearing deposits	$2,215	$1,318
Other assets	210	339
Investment in subsidiaries	41,470	34,704

	$43,895	$36,361

Liabilities and Stockholders’ Equity:
Other liabilities	$—	$31
Stockholders’ equity	43,895	36,330

	$43,895	$36,361

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(21 - continued)

Statements of Income

(In thousands)

	Years Ended December 31,
	2003	2002	2001
Interest income	$16	$18	$28
Dividend income	2,100	1,706	1,030
Other operating expenses	(331)	(265)	(253)

Income before income taxes and equity in undistributed net income of subsidiaries	1,785	1,459	805

Income tax credit	155	114	79

Income before equity in undistributed net income of subsidiaries	1,940	1,573	884
Equity in undistributed net income of subsidiaries	1,593	1,675	2,215

Net income	$3,533	$3,248	$3,099

Statements of Cash Flows

(In thousands)

	Years Ended December 31,
	2003	2002	2001
Operating Activities:
Net income	$3,533	$3,248	$3,099
Adjustments to reconcile net income to cash provided by operating activities:
Equity in undistributed net income of subsidiaries	(1,593)	(1,675)	(2,215)
ESOP and stock compensation expense	155	138	128
Net (increase) decrease in other assets and liabilities	981	(153)	(28)

Net cash provided by operating activities	2,176	1,558	984

Investing Activities:
Cash paid in acquisition of Hometown Bancshares, Inc.	(5,631)	—	—

Financing Activities:
Cash distribution from bank subsidiary in connection with acquisition	6,000	—	—
Exercise of stock options	71	48	50
Purchase of treasury stock	(199)	(29)	(87)
Cash dividends paid	(1,520)	(1,296)	(1,194)

Net cash used by financing activities	(4,352)	(1,277)	(1,231)

Net increase (decrease) in cash	897	281	(247)
Cash at beginning of year	1,318	1,037	1,284

Cash at end of year	$2,215	$1,318	$1,037

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(22)	SUPPLEMENTAL DISCLOSURE FOR EARNINGS PER SHARE

	Years Ended December 31,
	2003	2002	2001
Basic:
Earnings:
Net income	$3,533,064	$3,248,359	$3,099,243

Shares:
Weighted average common shares outstanding	2,708,356	2,475,938	2,463,343

Net income per common share, basic	$1.30	$1.31	$1.26

Diluted:
Earnings:
Net income	$3,533,064	$3,248,359	$3,099,243

Shares:
Weighted average common shares outstanding	2,708,356	2,475,938	2,463,343
Add: Dilutive effect of outstanding options	31,212	25,327	15,717
Dilutive effect of restricted stock	4,430	4,729	3,009

Weighted average common shares outstanding, as adjusted	2,743,998	2,505,994	$2,482,069

Net income per common share, diluted	$1.29	$1.30	$1.25

Unearned ESOP shares are not considered as outstanding for purposes of computing weighted average common shares outstanding.

(23)	SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

	Years Ended December 31,
	2003	2002	2001
Cash payments for:
Interest	$8,682,750	$8,926,680	$9,895,455
Income taxes	1,542,270	1,965,453	$1,581,824

Noncash investing activities:
Transfers from loans to real estate acquired through foreclosure	$340,678	$318,631	$126,398
Proceeds from sales of foreclosed real estate financed through loans	—	87,400	$34,222

(24)	ADVERTISING COSTS

Advertising costs are expensed when incurred. Advertising expense was $280,591, $104,644 and $124,435 for the years ended December 31, 2003, 2002 and 2001, respectively.

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(25)	SELECTED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except per share data)
2003

Interest income	$4,708	$5,638	$5,506	$5,451
Interest expense	2,062	2,251	2,189	2,213

Net interest income	2,646	3,387	3,317	3,238
Provision for loan losses	150	175	275	125

Net interest income after provision for loan losses	2,496	3,212	3,042	3,113
Noninterest income	509	595	585	587
Noninterest expenses	1,918	2,266	2,257	2,295

Income before income taxes	1,087	1,541	1,370	1,405
Income tax expense	366	541	484	479

Net income	$721	$1,000	$886	$926

Net income per common share, basic	$0.29	$0.36	$0.32	$0.33

Net income per common share, diluted	$0.28	$0.36	$0.32	$0.33

2002

Interest income	$4,677	$4,720	$4,768	$4,747
Interest expense	2,225	2,227	2,234	2,116

Net interest income	2,452	2,493	2,534	2,631
Provision for loan losses	45	45	65	150

Net interest income after provision for loan losses	2,407	2,448	2,469	2,481
Noninterest income	399	420	447	471
Noninterest expenses	1,601	1,666	1,631	1,633

Income before income taxes	1,205	1,202	1,285	1,319
Income tax expense	412	428	456	467

Net income	$793	$774	$829	$852

Net income per common share, basic	$0.32	$0.31	$0.33	$0.35

Net income per common share, diluted	$0.32	$0.31	$0.33	$0.34

DIRECTORS AND OFFICERS

Board of Directors	Executive Officers

James G. Pendleton Chairman of the Board and retired Chief Executive Officer of First Harrison Bank	William W. Harrod President and Chief Executive Officer of First Capital, Inc. and Chief Operating Officer of First Harrison Bank

Dennis L. Huber President and Publisher of O’Bannon Publishing Company, Inc.	Samuel E. Uhl President and Chief Executive Officer of First Harrison Bank and Chief Operating Officer of First Capital, Inc.

Kenneth R. Saulman Supervisor for Clark County REMC	M. Chris Frederick Senior Vice President, Chief Financial Officer and Treasurer

Gerald L. Uhl Business Manager for Jacobi Sales, Inc.	Dennis L. Thomas Senior Vice President, Consumer Lending Processing and Servicing

James E. Nett Accountant for Koetter Woodworking, Inc.	Joel E. Voyles Senior Vice President, Retail Banking Operations and Corporate Secretary

Mark D. Shireman President of James L. Shireman, Inc.	Advisory Board

Michael L. Shireman President of Uhl Truck Sales, Inc.	Thomas D. Lumley President and CEO of Carlson-. Wagonlit/WTS, Inc.

John W. Buschemeyer Retired President of Hurst Lumber Company	Stephen L. Banet DVM Animal Care Clinic of Salem

James S. Burden Owner of Tracy’s Mobile Home Park	Carl F. Booth President of Carl Booth & Co., Inc.

Kathryn W. Ernstberger Associate Professor of Business Administration at Indiana University Southeast	Anne Ragains CEO of Great Escape Theaters

William W. Harrod Executive Officer	Michael J. Pattison Retired

Samuel E. Uhl Executive Officer	Craig Stanley Retired

Patrick N. Lucas President of Lucas, Inc.

CORPORATE INFORMATION

General Counsel	Independent Auditors

Simpson & Thompson	Monroe Shine & Co., Inc.
303 N. Capitol Avenue	222 East Market Street
Corydon, Indiana 47112	New Albany, Indiana 47150

Special Counsel	Transfer Agent

Muldoon Murphy Faucette & Aguggia LLP	Registrar and Transfer Company
5101 Wisconsin Ave., N.W.	10 Commerce Drive
Washington, D.C. 20016	Crawford, New Jersey 07016
1-800-368-5948

Common Shares and Dividend Information

The common shares of the Company are traded on the NASDAQ SmallCap Market under the symbol “FCAP.” As of December 31, 2003, the Company has 1,425 stockholders of record and 2,825,124 common shares outstanding. This does not reflect the number of persons whose shares are in nominee or “street” name accounts through brokers.

The following table lists quarterly market price and dividend information per common share for the years ended December 31, 2003 and 2002 as reported by NASDAQ. The market prices reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

	High Bid	Low Bid	Dividends	Market price end of period
2003:
First Quarter	$22.02	$20.00	$0.13	$22.00
Second Quarter	21.50	20.00	0.14	21.00
Third Quarter	20.75	17.70	0.14	20.17
Fourth Quarter	21.75	18.57	0.15	21.00

2002:
First Quarter	$15.10	$14.05	$0.13	$15.00
Second Quarter	16.70	15.10	0.13	16.50
Third Quarter	19.00	15.20	0.13	19.00
Fourth Quarter	20.25	17.00	0.13	20.33

Dividend payments by the Company depend primarily on dividends received by the Company from the Bank. See Note 18 to Consolidated Financial Statements for information regarding the dividend restrictions applicable to the Bank.

Annual Meeting

The Annual Meeting of Stockholders will be held at 1:00 p.m., Wednesday, April 21, 2004, at the office of the Bank, 220 Federal Drive, N.W., Corydon, Indiana 47112.

General Inquiries and Reports

The Company is required to file an Annual Report on Form 10-K for its fiscal year ended December 31, 2003 with the Securities and Exchange Commission. Copies of this Annual Report and the Company’s annual reports on Form 10-K (without exhibits) and quarterly reports on Form 10-Q (without exhibits) may be obtained without charge by writing:

William W. Harrod

President and CEO

First Capital, Inc.

220 Federal Drive, N.W.

Corydon, Indiana 47112

(812) 738-2198

The Company’s Annual Reports and Quarterly Reports are also available through the Securities and Exchange Commission’s internet website (www.sec.gov).