Form 10-K, Exhibit 13
period 2004-12-31
FIRST CAPITAL INC
filed 2005-03-30
CIK 1070296

Exhibit 13.0

FIRST CAPITAL, INC.

TABLE OF CONTENTS

Page
Letter to Shareholders	2
Selected Financial and Other Data	3-4
Management’s Discussion and Analysis of Financial Condition and Results of Operations	5-18
Report of Independent Registered Public Accounting Firm	19
Consolidated Financial Statements	20-24
Notes to Consolidated Financial Statements	25-52
Directors and Officers	53
Corporate Information	54-55

BUSINESS OF THE COMPANY

First Capital, Inc. (the “Company”) is the thrift holding company of First Harrison Bank (the “Bank”).

The Company’s principal executive office is located at 220 Federal Drive, N.W., Corydon, Indiana and the telephone number at that address is (812) 738-2198.

The Bank’s deposit accounts are insured up to applicable legal limits by the Federal Deposit Insurance Corporation through the Savings Association Insurance Fund. The Bank is a member of the Federal Home Loan Bank System. The Bank conducts its operations through its twelve locations in southern Indiana.

The Bank is a community-oriented financial institution offering traditional financial services primarily to residents of Harrison County, Indiana and contiguous counties. The Bank’s primary business is attracting deposits from the general public and using those funds to originate one-to-four-family residential mortgage loans. The Bank also originates multi-family and commercial real estate loans primarily secured by properties located in southern Indiana. To a lesser extent, the Bank originates commercial and consumer loans. First Harrison Insurance and Investments, a division of First Harrison Bank, sells property and casualty insurance and non-deposit investment products. During 2004, the Bank established three wholly-owned subsidiaries to manage a portion of its investment securities portfolio. First Harrison Investments, Inc. and First Harrison Holdings, Inc. are Nevada corporations that jointly own First Harrison, LLC, a Nevada limited liability corporation that holds and manages an investment securities portfolio.

Dear Shareholders:

Management and the Board of Directors of First Capital, Inc. would like to thank our shareholders, customers and staff for their continued support.

Our purchase of Hometown National Bank in 2003 has further supported our efforts to expand our market presence in southern Indiana. Management is very pleased with the loan growth at these offices and our new office in Jeffersonville and will continue to focus on this area as it continues to change and grow with the expansion of Veterans Parkway and the Allison Lane market areas.

Our focus this year will be on continued asset quality and quality loan growth, improved operating efficiency, improved net interest margin, and meeting the new regulatory environment with Bank Secrecy and customer identification programs. We are preparing to meet the challenges presented by Sarbanes-Oxley. While these are new regulatory rules, we are confident in telling you that management and the Board have always been and will continue to be committed to keeping our shareholders informed and operating your company in a safe and sound manner.

With the merger of two large banks in our area, we believe, while competition is tough, we continue to have a competitive advantage. Our staff is dedicated to providing the best possible service available to customers and non-customers. We pride ourselves on fulfilling our core values and strongly believe our competitive advantage is consistent with these values. When you call First Harrison Bank, you may get the President on the phone or a teller; we are all committed to helping the customer. We ask that you encourage your friends to choose First Harrison Bank as “Their Hometown Bank.” We make our decisions locally and serve our customers locally - not from a remote location miles away.

Please take time to thoroughly review the information contained in this annual report. Please feel free to call us with questions. We look forward to serving you as we plan for long-term financial growth.

Sincerely,

William W. Harrod President and CEO	J. Gordon Pendleton Chairman of the Board

SELECTED FINANCIAL AND OTHER DATA

The financial data presented below is qualified in its entirety by the more detailed financial data appearing elsewhere in this report, including the Company’s audited consolidated financial statements. The following tables set forth certain information concerning the financial position and results of operations of the Company at the dates indicated.

FINANCIAL CONDITION DATA:

	At December 31,
	2004	2003	2002	2001	2000
	(In thousands)
Total assets	$425,302	$409,138	$308,553	$282,823	$248,582
Cash and cash equivalents (1)	17,425	13,561	12,653	12,382	11,468
Securities available for sale	65,192	66,244	64,980	54,891	34,779
Securities held to maturity	1,258	1,507	1,474	1,836	11,229
Net loans	317,086	304,200	215,996	201,730	179,304
Deposits	316,462	302,468	216,202	204,122	185,368
Advances from Federal Home Loan Bank	65,099	60,242	53,320	42,825	30,074
Total stockholders’ equity	40,714	43,895	36,330	33,481	31,107

OPERATING DATA:

	For the Year Ended December 31,
	2004	2003	2002	2001	2000
	(In thousands)
Interest income	$22,109	$21,303	$18,912	$18,960	$17,363
Interest expense	9,117	8,715	8,802	9,842	9,267

Net interest income	12,992	12,588	10,110	9,118	8,096
Provision for loan losses	510	725	305	66	48

Net interest income after provision for loan losses	12,482	11,863	9,805	9,052	8,048

Noninterest income	2,666	2,276	1,737	1,706	1,219
Noninterest expense (2)	9,918	8,736	6,531	5,945	5,629

Income before income taxes	5,230	5,403	5,011	4,813	3,638
Income tax expense	1,799	1,870	1,763	1,714	1,180

Net Income	$3,431	$3,533	$3,248	$3,099	$2,458

PER SHARE DATA:
Net income - basic	$1.24	$1.30	$1.31	$1.26	$1.00
Net income - diluted	1.23	1.29	1.30	1.25	1.00
Dividends	0.60	0.56	0.52	0.48	0.41

(1)	Includes cash and due from banks, interest-bearing deposits in other depository institutions and federal funds sold.

(2)	Includes merger-related expenses of $97,000 in 2003.

SELECTED FINANCIAL AND OTHER DATA - CONTINUED

SELECTED FINANCIAL RATIOS:

	At and For the Year Ended December 31,
	2004	2003	2002	2001	2000
Performance Ratios:
Return on assets (1)	0.82%	0.93%	1.10%	1.17%	1.05%
Return on average equity (2)	7.75%	8.70%	9.32%	9.49%	8.27%
Dividend payout ratio (3)	47.65%	43.03%	39.90%	38.52%	41.40%
Average equity to average assets	10.60%	10.68%	11.77%	12.31%	12.64%
Interest rate spread (4)	3.06%	3.25%	3.16%	3.01%	2.99%
Net interest margin (5)	3.42%	3.62%	3.70%	3.73%	3.75%
Non-interest expense to average assets	2.38%	2.30%	2.20%	2.24%	2.39%
Average interest earning assets to average interest bearing liabilities	115.03%	115.02%	117.39%	118.41%	118.30%

Regulatory Capital Ratios:
Tier I - adjusted total assets	7.74%	8.70%	10.92%	11.25%	11.92%
Tier I - risk based	12.47%	13.42%	18.83%	19.67%	19.97%
Total risk-based	12.92%	14.35%	19.52%	20.36%	20.63%

Asset Quality Ratios:
Nonperforming loans as a percent of net loans (6)	1.12%	1.74%	0.64%	0.62%	0.32%
Nonperforming assets as a percent of total assets (7)	0.94%	1.35%	0.48%	0.52%	0.28%
Allowance for loan losses as a percent of gross loans receivable	0.76%	0.77%	0.55%	0.54%	0.64%

(1)	Net income divided by average assets.

(2)	Net income divided by average equity.

(3)	Dividends declared per share divided by net income per share.

(4)	Difference between weighted average yield on interest-earning assets and weighted average cost of interest-bearing liabilities.

(5)	Net interest income as a percentage of average interest-earning assets.

(6)	Nonperforming loans consist of loans accounted for on a nonaccrual basis and accruing loans 90 days or more past due.

(7)	Nonperforming assets consist of nonperforming loans and real estate acquired in settlement of loans, but exclude restructured loans.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements

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

General

As the holding company for the Bank, the Company conducts its business primarily through the Bank. The Bank’s results of operations depend primarily on net interest income, which is the difference between the income earned on its interest-earning assets, such as loans and investments, and the cost of its interest-bearing liabilities, consisting primarily of deposits and borrowings from the Federal Home Loan Bank of Indianapolis. The Bank’s net income is also affected by, among other things, fee income, provisions for loan losses, operating expenses and income tax provisions. The Bank’s results of operations are also significantly affected by general economic and competitive conditions, particularly changes in market interest rates, government legislation and policies concerning monetary and fiscal affairs, housing and financial institutions and the intended actions of the regulatory authorities.

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

Operating Strategy

The Company is the parent company of an independent community-oriented financial institution that delivers quality customer service and offers a wide range of deposit, loan and investment products to its customers. The Company has no other material income other than that generated by the Bank and its subsidiaries.

The Bank’s primary business strategy is attracting deposits from the general public and using those funds to originate one-to-four-family residential mortgage loans. The Bank’s lending activity also includes multi-family residential loans, commercial real estate and business loans and consumer loans. The Bank invests excess liquidity primarily in interest-bearing deposits with the Federal Home Loan Bank of Indianapolis and other financial institutions, federal funds sold, U.S. government and agency securities, local municipal obligations and, to a lesser extent, mortgage-backed securities.

In recent years, the Company’s operating strategy has also included strategies designed to enhance profitability by increasing sources of noninterest income and improving operating efficiency while managing its capital and limiting its credit risk and interest rate risk exposures. To accomplish these objectives, the Company has focused on the following:

•	Control credit risk by focusing on the origination of one-to-four-family residential mortgage loans and consumer loans, consisting primarily of home equity loans and lines of credit, while increasing the market share of commercial real estate and small business loans.

•	Focus on growth at the branch offices in commercial deposit and loan relationships.

•	Capitalize on the efficiencies, personnel and growth opportunities following the merger with Hometown National Bank, allowing for further expansion of market share in southern Indiana.

•	Increase fee income from secondary market mortgage originations by having dedicated originators serving each office.

•	Continue to invest in technology to increase productivity and efficiency, increase growth of our Internet banking service, bill payment service, and the Company’s ability to provide customer information at our teller lines in minutes versus days.

•	Engage in a capital management strategy to repurchase Company stock and pay dividends to enhance shareholder value.

Merger with Hometown Bancshares, Inc.

On March 20, 2003, the Company consummated its acquisition of Hometown Bancshares, Inc. (“Hometown”), a bank holding company located in New Albany, Indiana, pursuant to an Agreement and Plan of Merger dated September 25, 2002. Hometown was the parent company of Hometown National Bank, which was merged with and into the Bank. The acquisition expanded the Company’s presence in the New Albany and Floyd County, Indiana market area. The Company expects to benefit from growth in this market area, as well as from expansion of the banking services provided to the existing customers of Hometown.

Pursuant to the terms of the merger agreement, Hometown stockholders who elected to receive Company stock received 2.487 shares of Company common stock and Hometown shareholders who elected to receive cash received $46.50 in cash for each share of Hometown common stock. Hometown stockholders who did not submit properly completed election forms within the required timeframe received 0.773 shares of Company common stock and $32.05 in cash for each share of Hometown common stock. The Company issued 285,370 shares of common stock and paid approximately $5.4 million in cash consideration to former Hometown stockholders. The value assigned to the common shares issued in the transaction was approximately $6.1 million as determined by the average closing price of the Company’s common stock over a twenty-day period ended March 17, 2003. The transaction was accounted for using the purchase method of accounting. Accordingly, the results of operations of Hometown have been included in the Company’s results of operations since the date of acquisition. Under the purchase method of accounting, the purchase price is allocated to the respective assets acquired and liabilities assumed based on their estimated fair values, net of applicable income tax effects. The excess of cost over the fair value of the net assets acquired of approximately $5.4 million has been recorded as goodwill.

For additional pro forma information, see Note 2 of the Notes to Consolidated Financial Statements.

Critical Accounting Policies

The accounting and reporting policies of the Company comply with accounting principles generally accepted in the United States of America and conform to general practices within the banking industry. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. The financial position and results of operations can be affected by these estimates and assumptions, which are integral to understanding reported results. Critical accounting policies are those policies that require management to make assumptions about matters that are highly uncertain at the time an accounting estimate is made; and different estimates that the Company reasonably could have used in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, would have a material impact on the Company’s financial condition, changes in financial condition or results of operations. Most accounting policies are not considered by management to be critical accounting policies. Several factors are considered in determining whether or not a policy is critical in the preparation of financial statements. These factors include, among other things, whether the estimates are significant to the financial statements, the nature of the estimates, the ability to readily validate the estimates with other information including third parties or available prices, and sensitivity of the estimates to changes in economic conditions and whether alternative accounting methods may be utilized under generally accepted accounting principles.

Significant accounting policies, including the impact of recent accounting pronouncements, are discussed in Note 1 of the Notes to Consolidated Financial Statements. Those policies considered to be critical accounting policies are described below.

Allowances for Loan Losses. Management’s evaluation of the adequacy of the allowance for loan losses is the most critical of accounting estimates for a financial institution. The methodology for determining the allowance for loan losses and the related provision for loan losses is described below in “Allowance for Loan Losses.” This accounting estimate is highly subjective and requires a significant amount of judgment because a multitude of factors can influence the ultimate collection of a loan. The methodology for determining the allowance for loan losses attempts to identify the amount of probable losses in the loan portfolio. However, there can be no assurance that the methodology will successfully identify all probable losses as the factors and conditions that influence the estimate are subject to significant change and management’s judgments. As a result, additional provisions for loan losses may be required that would adversely impact earnings in future periods.

Valuation Methodologies. In the ordinary course of business, management applies various valuation methodologies to assets and liabilities that often involve a significant degree of judgment, particularly when active markets do not exist for the items being valued. Generally, in evaluating various assets for potential impairment, management compares the fair value to the carrying value. Quoted market prices are referred to when estimating fair values for certain assets, such as investment securities. However, for those items for which market-based prices do not exist, management utilizes significant estimates and assumptions to value such items. Examples of these items include capitalized servicing assets, goodwill and other intangible assets, estimated present value of impaired loans, deferred compensation plans, value ascribed to stock-based compensation and certain other financial investments. The use of different assumptions could produce significantly different results, which could have material positive or negative effects on the Company’s results of operations. The assumptions and estimates utilized by management are discussed in detail in the accompanying notes 1, 4, 7, 15, 16 and 21 of Notes to Consolidated Financial Statements.

Income Taxes. The accounting for income taxes requires the asset and liability approach for financial accounting and reporting for deferred income taxes. See Notes 1 and 13 in the accompanying Notes to Consolidated Financial Statements. As part of the process of preparing the consolidated financial statements, management estimates the income taxes in each of the taxing jurisdictions in which the Company operates. This process involves estimating the actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for financial accounting and tax purposes, such as depreciation, loan fees and costs, loan losses, compensation plans and unrealized securities gains and losses. These differences result in deferred tax assets and liabilities, which are included in the consolidated balance sheet. Management must assess the likelihood that deferred tax assets will be recovered from future taxable income and, to the extent that recovery is not likely, establish a valuation allowance. Significant management judgment is required in determining the provision for income taxes, the deferred tax assets and liabilities and any valuation allowance recorded against net deferred tax assets. To the extent a valuation allowance is recorded or increased, an expense is recognized within the tax provisions in the statement of income.

Comparison of Operating Results

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Net Income. Net income was $3.4 million ($1.23 per share diluted; weighted average common shares outstanding of 2,798,253, as adjusted) for the year ended December 31, 2004 compared to $3.5 million ($1.29 per share diluted; weighted average common shares outstanding of 2,743,998, as adjusted) for the year ended December 31, 2003. The decrease was attributable primarily to an increase in noninterest expense of $1.2 million partially offset by increases in net interest income of $404,000 and noninterest income of $390,000 and a decrease in the provision for loan losses of $215,000.

Net Interest Income. Net interest income increased $404,000, or 3.2%, from $12.6 million in 2003 to $13.0 million in 2004 primarily due to an increase in average interest-earning assets during 2004 offset by an increase in average interest-bearing liabilities and a decrease in the interest rate spread.

Total interest income increased 3.8% from $21.3 million in 2003 to $22.1 million in 2004. This increase was a result of the higher average balances of interest-earning assets offset by lower yields due to lower market interest rates. Interest on loans increased $1.1 million primarily as a result of an increase in the average balance during the year offset by a lower average yield. Interest on investment securities decreased $262,000 during 2004 due to decreases in both the average balance and the average yield on those investments during the year. Interest income on federal funds sold and interest-bearing deposits with banks also decreased $64,000 due to decreases in both the average balance during the year and the average yield on those earning assets. The average balance of interest-earning assets increased 9.9% from $355.5 million in 2003 to $390.5 million in 2004. The average tax equivalent yield on interest-earning assets decreased from 6.07% in 2003 to 5.75% in 2004. During 2004, loan repayments and investment maturities were replaced by lower-yielding assets. Also during 2004, management sought to focus loan origination efforts on variable-rate loans which typically have a lower initial interest rate than fixed-rate loans. This focus was successful as total variable-rate loans increased $17.6 million to 31% of the loan portfolio, up from 28% of the portfolio at the end of 2003.

Total interest expense increased from $8.7 million for 2003 to $9.1 million for 2004. This increase was due to an increase in the average balance of interest-bearing liabilities partially offset by a decrease in the average cost of funds. The average balances of deposits and advances from the Federal Home Loan Bank were $276.1 million and $63.1 million, respectively, for 2004. In 2003, those average balances were $254.2 million and $54.7 million. The average cost of funds decreased from 2.82% in 2003 to 2.69% in 2004. This decrease was primarily due to growth in lower cost savings and demand deposit accounts versus time deposits. For further information, see “Average Balance Sheets” below. The changes in interest income and interest expense resulting from changes in volume and changes in rates for 2004 and 2003 are shown in the schedule captioned “Rate/Volume Analysis” included herein.

Provision for Loan Losses. The provision for loan losses was $510,000 for 2004 compared to $725,000 for 2003. During 2004, the net loan portfolio growth was $12.9 million, primarily due to increases in home equity lines of credit and commercial business loans. The consistent application of management’s allowance methodology resulted in a decrease in the provision for loan losses due to net charge-offs during 2004 of $465,000 compared to $575,000 for 2003 and the improvement in asset quality. The provisions were recorded to bring the allowance to the level determined in applying the allowance methodology after reduction for net charge-offs during the year. See “Asset Quality.”

Provisions for loan losses are charges to earnings to maintain the total allowance for loan losses at a level considered reasonable by management to provide for probable known and inherent loan losses based on management’s evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specified impaired loans and economic conditions. Although management uses the best information available, future adjustments to the allowance may be necessary due to changes in economic, operating, regulatory and other conditions that may be beyond the Bank’s control. While the Bank maintains the allowance for loan losses at a level that it considers adequate to provide for estimated losses, there can be no assurance that further additions will not be made to the allowance for loan losses and that actual losses will not exceed the estimated amounts.

Noninterest income. Noninterest income increased $390,000, or 17.2%, for 2004 compared to 2003 primarily due to increases in gains on the sale of mortgage loans and mortgage brokerage fees of $154,000 and $82,000, respectively. In mid-2003, the Bank resumed its mortgage banking activities and 2004 was the first full year with a mortgage banking operation. Since the resumption of this business, we have improved our interest rate risk, reduced our concentration in long-term fixed rate mortgage loans, increased fee income, and expanded our mortgage products to potential borrowers. For a discussion of our mortgage banking operations, see Note 1 in the accompanying Notes to Consolidated Financial Statements. Service charges on deposits increased during 2004 by $142,000 primarily due to the increased number of transaction accounts. During 2004, the Bank also recognized a $43,000 gain on the sale of a parcel of land adjacent to a branch office.

Noninterest expense. Noninterest expense increased $1.2 million, or 13.5%, to $9.9 million for 2004 compared to $8.7 million in 2003. The increase results primarily from a $930,000 increase in compensation and benefits expense. A large part of the compensation and benefits increase can be attributed to the March 2003 acquisition of Hometown. The expenses associated with the additional employees from the acquisition were on the books for the entire year during 2004 compared to nine months in 2003. Another significant factor in the increase in compensation and benefits was the reduction in the deferral of direct loan origination costs in 2004. The low interest rates and corresponding large number of mortgage refinancings during 2003 reduced compensation and benefits by $529,000 in that period. During 2004, the Bank recorded deferrals of direct loan origination costs of $293,000 as the pace of loan originations declined due to an increase in market interest rates. Professional fees increased $49,000 for 2004 compared to the prior year primarily due to costs associated with the organization of subsidiaries formed to manage a portion of the Bank’s investment securities portfolio and legal services related to problem loans. Other operating expenses increased $179,000 during 2004 including an increase in charitable contributions of $63,000 as the Bank fulfilled commitments to help fund the construction of a local YMCA and youth baseball fields. Expenses and losses recognized on foreclosed real estate also increased from $18,000 for 2003 to $76,000 for 2004 as the Bank continued its efforts to reduce nonperforming loans.

Income tax expense. Income tax expense for the year ended December 31, 2004 was $1.8 million compared to $1.9 million for 2003. The effective tax rate for 2004 was 34.4% compared to 34.6% for 2003. See Note 13 in the accompanying Notes to Consolidated Financial Statements.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Net Income. Net income was $3.5 million ($1.29 per share diluted; weighted average common shares outstanding of 2,743,998, as adjusted) for the year ended December 31, 2003 compared to $3.2 million ($1.30 per share diluted; weighted average common shares outstanding of 2,505,994, as adjusted) for the year ended December 31, 2002. The increase was attributable primarily to an increase in net interest income of $2.5 million offset by an increase in the provision for loan losses of $420,000 and noninterest expense of $2.2 million.

Net Interest Income. Net interest income increased $2.5 million, or 24.5%, from $10.1 million in 2002 to $12.6 million in 2003 primarily due to an increase in average interest-earning assets during 2003 and an increase in the interest rate spread offset by an increase in average interest-bearing liabilities.

Total interest income increased 12.6% from $18.9 million for 2002 compared to $21.3 million for 2003. This increase results from higher average balances of interest-earning assets offset by lower average yields due to the impact of lower market interest rates. Interest on loans increased $2.7 million as a result of an increase in the average balance during the year primarily as a result of the Hometown acquisition and loan originations, offset by a lower average yield. Interest on investment securities decreased $314,000 during 2003 despite an increase in the average outstanding balance because of an overall lower yield as maturing securities were replaced with lower-yielding investments. Interest income on interest-bearing deposits with banks also decreased $40,000 due to decreases in the average yield and average balance. During 2003, management sought to reduce the average balance in short-term investments by focusing on loan originations and investments in debt securities with the goal of improving the net interest margin. The average balance of total interest-earning assets increased 27.0% from $279.9 million in 2002 to $355.5 million in 2003. During 2003, the average tax equivalent yield on interest-earning assets decreased from 6.85% to 6.07%. Variable rate loans and investment securities continued to reprice during the year and loan repayments and investment maturities were replaced by lower-yielding assets. Also, loan refinancings triggered by lower market interest rates reduced the loan portfolio average yield.

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

Provision for Loan Losses. The provision for loan losses was $725,000 for 2003 compared to $305,000 for 2002. During 2003, the net loan portfolio growth was $23.9 million, excluding the loans acquired in the Hometown merger, which was primarily due to an increase in residential mortgage loans. The consistent application of management’s allowance methodology resulted in an increase in the level of the allowance for loan losses due to net charge-offs during 2003 of $575,000 compared to $190,000 for 2002 and the general weakening of economic conditions. The provisions were recorded to bring the allowance to the level determined in applying the allowance methodology after reduction for net charge-offs during the year. See “Asset Quality.”

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

Noninterest expense. Noninterest expense increased $2.2 million, or 33.8%, to $8.7 million for 2003 compared to $6.5 million in 2002. The increase results primarily from merger-related expenses of $97,000 and increases in compensation and benefits, occupancy and data processing fees and other operating expenses. Compensation and benefits expense increased $1.2 million due to the addition of staff from the Hometown acquisition and the opening of the Jeffersonville, Indiana branch in May 2003. The number of employees increased from 109 full-time and part-time employees at December 31, 2002 to 141 full-time and part-time employees at December 31, 2003, including the addition of 22 former Hometown employees. Occupancy and equipment and data processing expenses increased $269,000 and $261,000, respectively, primarily due to the addition of the newly opened branch facility and the two former Hometown facilities during 2003. Data processing fees also increased due to the one-time cost of converting the Hometown accounts and records to the Bank’s core processing system. Professional fees increased $38,000 primarily due to employment and training consulting services performed in 2003, and advertising increased $176,000 as the Company concentrated its marketing on the new areas of operation following the merger and branch opening. Other operating expenses increased $282,000 primarily due to increases in telephone charges and office supplies expense related to the growth of the Bank during the year.

Income tax expense. Income tax expense for the year ended December 31, 2003 was $1.9 million compared to $1.8 million for the same period in 2002. The effective tax rate for 2003 was 34.6% compared to 35.2% for 2002. See Note 13 in the accompanying Notes to Consolidated Financial Statements.

AVERAGE BALANCE SHEETS

The following table sets forth certain information for the periods indicated regarding average balances of assets and liabilities, as well as the total dollar amounts of interest income from average interest-earnings assets and interest expense on average interest-bearing liabilities and average yields and costs. Such yields and costs for the periods indicated are derived by dividing income or expense by the average historical cost balances of assets or liabilities, respectively, for the periods presented and do not give effect to changes in fair value that are included as a separate component of stockholders' equity. Average balances are derived from daily balances. Tax-exempt income on loans and investment securities has been adjusted to a tax equivalent basis using the federal marginal tax rate of 34%.

	Year ended December 31,
	2004			2003			2002
(Dollars in thousands)	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
Interest-earning assets:
Loans (1) (2)	$316,700	$19,405	6.13%	$276,460	$18,249	6.60%	$208,308	$15,526	7.45%
Investment securities:
Taxable (3)	53,741	2,059	3.83%	58,146	2,382	4.10%	55,775	2,804	5.03%
Tax-exempt	14,440	904	6.26%	12,414	812	6.54%	9,488	648	6.83%

Total investment securities	68,181	2,963	4.35%	70,560	3,194	4.53%	65,263	3,452	5.29%

Federal funds sold and interest-bearing deposits with banks	5,642	86	1.52%	8,464	150	1.77%	6,351	190	2.99%

Total interest-earning assets	390,523	22,454	5.75%	355,484	21,593	6.07%	279,922	19,168	6.85%

Noninterest-earning assets	26,994			24,567			16,318

Total assets	$417,517			$380,051			$296,240

Interest-bearing liabilities:
Interest-bearing demand deposits	$84,375	$724	0.86%	$73,743	$724	0.98%	$64,750	$951	1.47%
Savings accounts	35,455	278	0.78%	27,109	234	0.86%	19,446	234	1.20%
Time deposits	156,257	4,912	3.14%	153,323	4,793	3.13%	107,325	4,904	4.57%

Total deposits	276,087	5,914	2.14%	254,175	5,751	2.26%	191,521	6,089	3.18%

Retail repurchase agreements	295	4	1.36%	157	1	0.64%	186	3	1.61%
FHLB advances	63,120	3,199	5.07%	54,722	2,963	5.41%	46,753	2,710	5.80%

Total interest-bearing liabilities	339,502	9,117	2.69%	309,054	8,715	2.82%	238,460	8,802	3.69%

Noninterest-bearing liabilities:
Noninterest-bearing deposits	29,869			26,418			19,533
Other liabilities	3,876			3,983			3,384

Total liabilities	373,247			339,455			261,377
Stockholders’ equity	44,270			40,596			34,863

Total liabilities and stockholders’ equity	$417,517			$380,051			$296,240

Net interest income		$13,337			$12,878			$10,366

Interest rate spread			3.06%			3.25%			3.16%

Net interest margin			3.42%			3.62%			3.70%

Ratio of average interest-earning assets to average interest-bearing liabilities			115.03%			115.02%			117.39%

(1)	Interest income on loans includes fee income of $400, $554, and $325 for the years ended December 31, 2004, 2003, and 2002, respectively.

(2)	Average loans includes loans held for sale and nonperforming loans.

(3)	Includes taxable debt and equity securities and Federal Home Loan Bank Stock.

RATE/VOLUME ANALYSIS

The following table sets forth the effects of changing rates and volumes on net interest income and interest expense computed on a tax-equivalent basis. Information is provided with respect to (i) effects on interest income attributable to changes in volume (changes in volume multiplied by prior rate); (ii) effects attributable to changes in rate (changes in rate multiplied by prior volume); and (iii) effects attributable to changes in rate and volume (change in rate multiplied by changes in volume). Tax exempt income on loans and investment securities has been adjusted to a tax-equivalent basis using the federal marginal tax rate of 34%.

	2004 Compared to 2003 Increase (Decrease) Due to				2003 Compared to 2002 Increase (Decrease) Due to
	Rate	Volume	Rate/ Volume	Net	Rate	Volume	Rate/ Volume	Net
	(In thousands)
Interest-earning assets:
Loans	$(1,308)	$2,653	$(189)	$1,156	$(1,772)	$5,074	$(579)	$2,723
Investment securities:
Taxable	(155)	(180)	12	(323)	(519)	119	(22)	(422)
Tax-exempt	(35)	133	(6)	92	(28)	200	(8)	164

Total investment securities	(190)	(47)	6	(231)	(547)	319	(30)	(258)

Federal funds sold and interest-bearing deposits with banks	(21)	(50)	7	(64)	(77)	63	(26)	(40)

Total net change in income on interest-earning assets	(1,519)	2,556	(176)	861	(2,396)	5,456	(635)	2,425

Interest-bearing liabilities:
Interest-bearing deposits	(306)	495	(26)	163	(1,760)	1,998	(576)	(338)
Retail repurchase agreements	1	1	1	3	(2)	—	—	(2)
FHLB advances	(188)	453	(29)	236	(179)	463	(31)	253

Total net change in expense on interest-bearing liabilities	(493)	949	(54)	402	(1,941)	2,461	(607)	(87)

Net change in net interest income	$(1,026)	$1,607	$(122)	$459	$(455)	$2,995	$(28)	$2,512

Comparison of Financial Condition at December 31, 2004 and 2003

Total assets increased 4.0% from $409.1 million at December 31, 2003 to $425.3 million at December 31, 2004 primarily due to an increase in net loans receivable funded by increases in deposits and advances from the Federal Home Loan Bank of Indianapolis.

Net loans increased 4.2% from $304.2 million at December 31, 2003 to $317.1 million at December 31, 2004. Residential mortgage loans increased $3.2 million during 2004. Home equity and second mortgage loans increased 28.0% to $35.4 million at December 31, 2004 compared to $27.7 million at December 31, 2003. Commercial business loans totaled $20.9 million at December 31, 2004, a 29.1% increase over the December 31, 2003 total of $16.1 million. Our strategic goals for 2004 included expanding our mortgage business and increasing our loans to small businesses. Our mortgage originations, excluding the $3.2 million increase, totaled $20.5 million of new residential mortgage loans. These loans were either originated and funded by us and sold in the secondary market or originated as an agent for a third-party mortgage company. Our small business loans secured by commercial business assets grew as a result of our calling efforts and our growing presence in the Floyd and Clark County markets. Originating mortgage loans for sale or serving as an agent for a third-party mortgage company allows us to manage better our interest rate risk, while offering a full line of mortgage products to prospective customers.

Securities available for sale, at fair value, consisting primarily of U. S. agency mortgage-backed obligations, U. S. agency notes and bonds, and municipal obligations, decreased $1.1 million, or 1.6%, from $66.2 million at December 31, 2003 to $65.2 million at December 31, 2004. Purchases of securities available for sale at both the Bank and First Harrison Investments totaled $27.6 million in 2004. These purchases were offset by maturities of $23.7 million and principal repayments of $4.2 million. We invest excess cash in securities that provide safety, liquidity and yield. With this in mind, we purchase mortgage-backed securities to provide cash flow for loan demand and deposit changes, purchase federal agency notes for short-term yield and low risk, and municipals are purchased to improve our tax equivalent yield focusing on longer term profitability.

The investment in securities held to maturity, consisting of federal agency mortgage-backed certificates and municipal obligations, totaled $1.3 million at December 31, 2004 compared to $1.5 million at December 31, 2003. During 2004, the Bank had maturities of $166,000 and principal repayments of $81,000.

Cash and cash equivalents increased from $13.6 million at December 31, 2003 to $17.4 million at December 31, 2004 as a result of excess liquidity funded by growth in deposits.

Total deposits increased 4.6%, from $302.5 million at December 31, 2003 to $316.5 million at December 31, 2004. Interest-bearing demand deposits and savings accounts increased $15.6 million, a 13.9% increase, during 2004. Noninterest-bearing demand deposits increased 10.7% to $33.8 million at December 31, 2004. These increases were a result of management’s continued focus on attracting lower-cost transaction accounts through direct mail and general marketing efforts. Time deposits decreased $4.9 million as management continued to refrain from paying above market interest rates to certificate of deposit customers without the benefit of having other financial relationships.

Federal Home Loan Bank borrowings increased $4.9 million from $60.2 million at December 31, 2003 to $65.1 million at December 31, 2004. New advances of $22.3 million were drawn during the year. The majority of these new advances were drawn to cover short-term liquidity needs. Principal payments on advances totaled $17.4 million during 2004.

Total stockholders’ equity decreased from $43.9 million at December 31, 2003 to $40.7 million at December 31, 2004 primarily as a result of stock repurchases of $4.9 million and a $351,000 reduction in the unrealized gain on available for sale securities partially offset by retained net income of $1.8 million. During 2004, the Company repurchased 231,103 shares of its stock at a weighted average price of $21.04 per share. As of December 31, 2004, the Company has repurchased 249,742 shares of the 345,000 authorized by the Board of Directors under the current stock repurchase program.

Asset Quality

At December 31, 2004, nonperforming assets, consisting of nonaccrual loans, loans 90 days past due and still accruing and real estate owned, totaled $4.0 million, or 0.94% of total assets compared to a total of $5.5 million, or 1.35% of total assets, at December 31, 2003. At December 31, 2004 and 2003, impaired loans totaled $3.6 million and $5.3 million, respectively, as defined by Statement of Financial Accounting Standards No. 114, Accounting by Creditors for Impairment of a Loan. Impaired loans at December 31, 2004 and 2003 included nonaccrual loans of $2.1 million and $2.6 million, respectively, and loans 90 days past due still accruing interest of $1.5 million and $2.7 million, respectively. Loans 90 days past due may continue to accrue interest as long as the estimated value of the collateral and collection efforts are deemed sufficient to ensure full recovery. The related allowance for loan losses on impaired loans was $820,000 at December 31, 2004 and $1.1 million at December 31, 2003. The average carrying value of impaired loans was $4.2 million and $3.9 million during the years ended December 31, 2004 and 2003, respectively, and interest income of $189,000 and $210,000 has been recognized on impaired loans during the period of impairment under the cash receipts method during 2004 and 2003, respectively. The Bank’s net charge-offs were $465,000, or 0.15% of average loans outstanding for the year ended December 31, 2004, compared to $575,000, or 0.21% of average loans outstanding for the year ended December 31, 2003. The allowance for loan losses was $2.5 million, or 0.76% of total loans, at December 31, 2004 compared to $2.4 million, or 0.77% of total loans, at December 31, 2003. Management has deemed these amounts as adequate on those dates based on its evaluation methodology discussed below.

The following table presents an analysis of nonperforming assets as of the dates indicated:

	At December 31,
	2004	2003
	(Dollars in thousands)
Nonperforming loans:
Nonaccrual loans	$2,075	$2,637
Loans 90 days past due still accruing interest	1,485	2,666

Total nonperforming loans	3,560	5,303
Foreclosed real estate, net	442	225

Total nonperforming assets	$4,002	$5,528

Nonperforming loans to net loans	1.12%	1.74%
Nonperforming loans to total assets	0.84%	1.30%
Nonperforming assets to total assets	0.94%	1.35%

Regulations require that the Bank classify its assets on a regular basis. There are three regulatory classifications for problem assets: substandard, doubtful and loss. Management regularly reviews the loan portfolio to determine whether any loans require classification or a change in classification. At December 31, 2004, the Bank had $1.1 million in doubtful loans and $2.8 million in substandard loans. In addition to regulatory classifications, the Bank also classifies loans as “special mention” or “watch” when they are currently performing in accordance with their contractual terms but exhibit potential weaknesses that must be monitored by management on an ongoing basis. At December 31, 2004, that Bank had identified $2.7 million as special mention or watch loans.

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

The loan portfolio is reviewed quarterly by management to evaluate the adequacy of the allowance for loan losses to determine the amount of any adjustment required after considering the loan charge-offs and recoveries for the quarter. Management applies a systematic methodology that incorporates its current judgments about the credit quality of the loan portfolio. In addition, the Office of Thrift Supervision (OTS), as an integral part of its examination process, periodically reviews the Bank’s allowance for loan losses and may require the Bank to make additional provisions for estimated losses based on their judgments about information available to them at the time of their examination.

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

Off-balance-sheet financial instruments whose contract amounts represent credit and interest rate risk are summarized as follows:

	At December 31,
	2004	2003
	(In thousands)
Commitments to originate new loans	$3,823	$2,853
Undisbursed portion of construction loans	6,607	10,085
Unfunded commitments to extend credit under existing commercial and personal lines of credit	27,236	25,539
Standby letters of credit	1,338	1,228

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

Contractual Obligations

The following table summarizes information regarding the Company’s contractual obligations as of December 31, 2004:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(In thousands)
Deposits	$316,462	$223,582	$68,401	$23,619	$860
Federal Home Loan Bank advances	65,099	11,652	13,753	12,918	26,776
Retail repurchase agreements	635	635	—	—	—
Operating lease obligations	100	39	28	28	5

Total contractual obligations	$382,296	$235,908	$82,182	$36,565	$27,641

Liquidity and Capital Resources

The Bank’s primary sources of funds are deposits and proceeds from loan repayments and prepayments, and from the sale and maturity of securities. The Bank may also borrow from the Federal Home Loan Bank of Indianapolis. While loan repayments and maturities and sales of securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by market interest rates, general economic conditions and competition. At December 31, 2004, the Bank had cash and interest-bearing deposits with banks of $17.4 million and securities available for sale with a fair value of $65.2 million. If the Bank requires funds beyond its ability to generate them internally, it has additional borrowing capacity with the Federal Home Loan Bank of Indianapolis and collateral eligible for repurchase agreements.

The Bank’s primary investing activity is the origination of one-to-four family mortgage loans and, to a lesser extent, consumer, multi-family, commercial real estate, commercial business and residential construction loans. The Bank also invests in U.S. government and agency securities and mortgage-backed securities issued by U.S. government agencies.

The Bank must maintain an adequate level of liquidity to ensure the availability of sufficient funds to support loan growth and deposit withdrawals, to satisfy financial commitments and to take advantage of investment opportunities. At December 31, 2004, the Bank had total commitments to extend credit of $37.7 million. See Note 17 in the accompanying Notes to Consolidated Financial Statements. At December 31, 2004, the Bank had certificates of deposit scheduled to mature within one year of $61.8 million. Historically, the Bank has been able to retain a significant amount of its deposits as they mature.

The Bank is required to maintain specific amounts of capital pursuant to OTS regulations. As of December 31, 2004, the Bank was in compliance with all regulatory capital requirements which were effective as of such date with tangible, core and risk-based capital ratios of 7.7%, 7.7% and 12.9%, respectively. See Note 20 in the accompanying Notes to Consolidated Financial Statements.

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

The Bank uses interest rate sensitivity analysis to measure its interest rate risk by computing changes in net portfolio value (NPV) of its cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. NPV represents the market value of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items. This analysis assesses the risk of loss in market risk sensitive instruments in the event of a sudden and sustained 100 to 300 basis point increase or decrease in market interest rates with no effect given to any steps that management might take to counter the effect of that interest rate movement. Using data compiled by the OTS, the Bank receives a report that measures interest rate risk by modeling the change in NPV over a variety of interest rate scenarios. This procedure for measuring interest rate risk was developed by the OTS to replace the “gap” analysis (the difference between interest-earning assets and interest-bearing liabilities that mature or reprice within a specific time period).

The following tables are provided by the OTS and set forth the change in the Bank’s NPV at December 31, 2004 and 2003, based on OTS assumptions that would occur in the event of an immediate change in interest rates, with no effect given to any steps that management might take to counteract that change. Due to the level of market interest rates at December 31, 2004 and 2003, the tables provide information for only a sustained 100 basis point decrease in market interest rates.

	At December 31, 2004
	Net Portfolio Value			Net Portfolio Value as a Percent of Present Value of Assets
Change In Rates	Dollar Amount	Dollar Change	Percent Change	NPV Ratio	Change
(Dollars in thousands)
300bp	$39,696	$(9,586)	(19)%	9.50%	(173)bp
200bp	44,144	(5,138)	(10)	10.36	(87)bp
100bp	47,771	(1,511)	(3)	11.02	(21)bp
— bp	49,282	—	—	11.23	— bp
(100)bp	47,665	(1,617)	(3)	10.79	(44)bp

	At December 31, 2003
	Net Portfolio Value			Net Portfolio Value as a Percent of Present Value of Assets
Change In Rates	Dollar Amount	Dollar Change	Percent Change	NPV Ratio	Change
(Dollars in thousands)
300bp	$34,140	$(12,197)	(26)%	8.60%	(240)bp
200bp	38,863	(7,474)	(16)	9.58	(142)bp
100bp	43,158	(3,179)	(7)	10.43	(57)bp
— bp	46,337	—	—	11.00	— bp
(100)bp	45,463	(874)	(2)	10.70	(30)bp

The preceding tables indicate that in the event of a sudden and sustained increase or decrease in prevailing market interest rates, the Bank’s NPV would be expected to decrease. The expected decrease in the Bank’s NPV is primarily attributable to the relatively high percentage of fixed-rate loans in the Bank’s loan portfolio. At December 31, 2004, approximately 69% of the loan portfolio consisted of fixed-rate loans.

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

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

First Capital, Inc.

Corydon, Indiana

We have audited the accompanying consolidated balance sheets of First Capital, Inc. and Subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Capital, Inc. and Subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

New Albany, Indiana
January 14, 2005

MONROE SHINE & CO., INC. • CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS CONSULTANTS

FIRST CAPITAL, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS
Cash and due from banks	$14,191,132	$12,190,166
Interest-bearing deposits with banks	2,174,786	1,370,812
Federal funds sold	1,059,000	—

Total cash and cash equivalents	17,424,918	13,560,978
Securities available for sale, at fair value	65,192,107	66,244,411
Securities held to maturity (fair value $1,349,452; $1,584,769 in 2003)	1,257,656	1,506,575
Loans held for sale	509,900	—
Loans, net of allowance for loan losses of $2,478,081 in 2004 and $2,433,329 in 2003	317,086,336	304,199,637
Federal Home Loan Bank stock, at cost	3,668,200	3,094,500
Foreclosed real estate	441,957	225,485
Premises and equipment	9,896,137	10,290,633
Accrued interest receivable	2,103,856	2,173,826
Cash value of life insurance	1,268,569	1,227,591
Goodwill	5,386,279	5,386,279
Core deposit intangibles	535,692	608,600
Other assets	530,462	619,867

Total Assets	$425,302,069	$409,138,382

LIABILITIES
Deposits:
Noninterest-bearing	$33,800,920	$30,535,227
Interest-bearing	282,660,921	271,933,085

Total deposits	316,461,841	302,468,312
Retail repurchase agreements	635,053	520,231
Advances from Federal Home Loan Bank	65,099,050	60,241,547
Accrued interest payable	1,285,812	1,159,726
Other liabilities	1,105,971	853,341

Total Liabilities	384,587,727	365,243,157

COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ EQUITY
Preferred stock of $.01 par value per share Authorized 1,000,000 shares; none issued	—	—
Common stock of $.01 par value per share Authorized 5,000,000 shares; issued 2,846,457 shares (2,843,763 shares in 2003)	28,465	28,438
Additional paid-in capital	19,278,166	19,182,788
Retained earnings-substantially restricted	26,888,417	25,092,103
Accumulated other comprehensive income	29,150	380,479
Unearned stock compensation	(3,281)	(73,426)
Unearned ESOP shares	(328,010)	(399,760)
Less treasury stock, at cost - 249,742 shares (18,639 shares in 2003)	(5,178,565)	(315,397)

Total Stockholders’ Equity	40,714,342	43,895,225

Total Liabilities and Stockholders’ Equity	$425,302,069	$409,138,382

See notes to consolidated financial statements.

FIRST CAPITAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

	2004	2003	2002
INTEREST INCOME
Loans, including fees	$19,367,478	$18,234,189	$15,489,849
Securities
Taxable	1,908,963	2,231,258	2,660,755
Tax-exempt	596,469	536,203	427,903
Federal Home Loan Bank dividends	149,739	150,734	143,276
Federal funds sold and interest-bearing deposits in banks	86,141	150,236	190,111

Total interest income	22,108,790	21,302,620	18,911,894

INTEREST EXPENSE
Deposits	5,914,057	5,750,558	6,089,360
Retail repurchase agreements	3,575	1,180	2,589
Advances from Federal Home Loan Bank	3,199,488	2,963,185	2,709,548

Total interest expense	9,117,120	8,714,923	8,801,497

Net interest income	12,991,670	12,587,697	10,110,397
Provision for loan losses	510,000	725,000	305,000

Net interest income after provision for loan losses	12,481,670	11,862,697	9,805,397

NONINTEREST INCOME
Service charges on deposit accounts	1,923,415	1,781,611	1,382,286
Commission income	317,607	310,668	260,655
Gain on sale of securities	—	50,938	18,229
Gain on sale of mortgage loans	165,145	11,581	—
Mortgage brokerage fees	141,165	58,948	—
Other income	118,809	62,105	75,351

Total noninterest income	2,666,141	2,275,851	1,736,521

NONINTEREST EXPENSE
Compensation and benefits	5,662,764	4,733,067	3,554,330
Occupancy and equipment	1,047,305	1,014,574	745,997
Data processing	777,491	769,511	508,369
Other expenses	2,430,132	2,218,187	1,722,224

Total noninterest expense	9,917,692	8,735,339	6,530,920

Income before income taxes	5,230,119	5,403,209	5,010,998
Income tax expense	1,798,737	1,870,145	1,762,639

Net Income	$3,431,382	$3,533,064	$3,248,359

Net income per common share, basic	$1.24	$1.30	$1.31

Net income per common share, diluted	$1.23	$1.29	$1.30

See notes to consolidated financial statements.

FIRST CAPITAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Unearned Stock Compensation	Unearned ESOP Shares	Treasury Stock	Total
Balances at January 1, 2002	$25,460	$12,878,050	$21,127,319	$231,153	$(212,083)	$(481,760)	$(87,474)	$33,480,665
COMPREHENSIVE INCOME
Net income	—	—	3,248,359	—	—	—	—	3,248,359
Other comprehensive income:
Change in unrealized gain on securities available for sale, net of deferred income tax expense of $492,135	—	—	—	750,317	—	—	—	750,317
Less: Reclassification adjustment net of deferred income tax benefit of $6,883	—	—	—	(10,493)	—	—	—	(10,493)

Total comprehensive income								3,988,183

Cash dividends ($0.52 per share)	—	—	(1,296,240)	—	—	—	—	(1,296,240)
Restricted stock grants	—	1,523	—	—	(7,894)	—	6,371	—
Forefeiture of restricted stock	—	—	—	—	6,371	—	(6,371)	—
Options exercised	58	47,913	—	—	—	—	—	47,971
Shares released by ESOP trust	—	27,352	—	—	—	41,000	—	68,352
Stock compensation expense	—	—	—	—	70,024	—	—	70,024
Purchase of 1,834 treasury shares	—	—	—	—	—	—	(29,181)	(29,181)

Balances at December 31, 2002	25,518	12,954,838	23,079,438	970,977	(143,582)	(440,760)	(116,655)	36,329,774
COMPREHENSIVE INCOME
Net income	—	—	3,533,064	—	—	—	—	3,533,064
Other comprehensive income:
Change in unrealized gain on securities available for sale, net of deferred income tax benefit of $367,113	—	—	—	(559,737)	—	—	—	(559,737)
Less: Reclassification adjustment net of deferred income tax benefit of $20,177	—	—	—	(30,761)	—	—	—	(30,761)

Total comprehensive income								2,942,566

Acquisition of Hometown Bancshares, Inc.	2,854	6,105,473	—	—	—	—	—	6,108,327
Cash dividends ($0.56 per share)	—	—	(1,520,399)	—	—	—	—	(1,520,399)
Options exercised	66	85,051	—	—	—	—	—	85,117
Shares released by ESOP trust	—	37,426	—	—	—	41,000	—	78,426
Stock compensation expense	—	—	—	—	70,156	—	—	70,156
Purchase of 9,659 treasury shares	—	—	—	—	—	—	(198,742)	(198,742)

Balances at December 31, 2003	$28,438	$19,182,788	$25,092,103	$380,479	$(73,426)	$(399,760)	$(315,397)	$43,895,225

See notes to consolidated financial statements

FIRST CAPITAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY - continued

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Unearned Stock Compensation	Unearned ESOP Shares	Treasury Stock	Total
Balances at December 31, 2003	$28,438	$19,182,788	$25,092,103	$380,479	$(73,426)	$(399,760)	$(315,397)	$43,895,225

COMPREHENSIVE INCOME
Net income	—	—	3,431,382	—	—	—	—	3,431,382
Other comprehensive income:
Change in unrealized gain on securities available for sale, net of deferred income tax benefit of $230,438	—	—	—	(351,329)	—	—	—	(351,329)
Less: Reclassification adjustment	—	—	—	—	—	—	—	—

Total comprehensive income								3,080,053

Cash dividends ($0.60 per share)	—	—	(1,635,068)	—	—	—	—	(1,635,068)
Options exercised	27	31,228	—	—	—	—	—	31,255
Shares released by ESOP trust	—	64,150	—	—	—	71,750	—	135,900
Stock compensation expense	—	—	—	—	70,145	—	—	70,145
Purchase of 231,103 treasury shares	—	—	—	—	—	—	(4,863,168)	(4,863,168)

Balances at December 31, 2004	$28,465	$19,278,166	$26,888,417	$29,150	$(3,281)	$(328,010)	$(5,178,565)	$40,714,342

See notes to consolidated financial statements.

FIRST CAPITAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$3,431,382	$3,533,064	$3,248,359
Adjustments to reconcile net income to net cash and cash equivalents provided by operating activities:
Amortization of premium and accretion of discount on securities, net	224,042	376,025	218,454
Depreciation and amortization expense	818,109	723,963	480,393
Deferred income taxes	235,159	(212,976)	(24,088)
ESOP and stock compensation expense	226,321	154,929	138,376
(Increase) decrease in cash value of life insurance	(40,978)	39,326	(52,657)
Provision for loan losses	510,000	725,000	305,000
Gain on sale of securities	—	(50,938)	(18,229)
Proceeds from sale of mortgage loans	10,656,851	702,581	—
Mortgage loans originated for sale	(11,001,606)	(691,000)	—
Net gain on sale of mortgage loans	(165,145)	(11,581)	—
Stock dividends on Federal Home Loan Bank stock	(149,500)	(114,700)	—
(Increase) decrease in accrued interest receivable	69,970	(50,970)	46,932
Increase (decrease) in accrued interest payable	126,086	(196,079)	(125,183)
Net change in other assets and liabilities	306,137	551,086	(174,885)

Net Cash Provided By Operating Activities	5,246,828	5,477,730	4,042,472

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of securities available for sale	(27,634,588)	(34,646,974)	(26,590,589)
Purchase of securities held to maturity	—	—	(1,100,000)
Proceeds from maturities of securities available for sale	23,735,600	23,140,000	15,177,000
Proceeds from maturities of securities held to maturity	166,100	118,000	1,218,800
Proceeds from sale of securities available for sale	—	2,550,938	693,402
Proceeds from sale of securities held to maturity	—	—	150,750
Principal collected on mortgage-backed obligations	4,240,182	10,771,270	1,748,130
Net increase in loans	(14,312,151)	(24,939,542)	(14,852,948)
Purchase of Federal Home Loan Bank stock	(424,200)	(63,800)	(537,200)
Proceeds from sale of Federal Reserve Bank stock	—	179,650	—
Proceeds from sale of foreclosed real estate	698,980	268,893	391,965
Purchase of premises and equipment	(350,705)	(1,307,904)	(1,540,836)
Net cash and cash equivalents acquired in merger	—	12,428,883	—

Net Cash Used In Investing Activities	(13,880,782)	(11,500,586)	(25,241,526)

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase in deposits	13,993,529	1,593,263	12,080,049
Advances from Federal Home Loan Bank	22,270,000	11,600,000	15,000,000
Repayment of advances from Federal Home Loan Bank	(17,412,497)	(4,678,004)	(4,505,094)
Net increase in retail repurchase agreements	114,822	63,499	172,511
Exercise of stock options	30,274	70,950	47,971
Purchase of treasury stock	(4,863,168)	(198,742)	(29,181)
Dividends paid	(1,635,066)	(1,520,399)	(1,296,240)

Net Cash Provided By Financing Activities	12,497,894	6,930,567	21,470,016

Net Increase in Cash and Cash Equivalents	3,863,940	907,711	270,962
Cash and cash equivalents at beginning of year	13,560,978	12,653,267	12,382,305

Cash and Cash Equivalents at End of Year	$17,424,918	$13,560,978	$12,653,267

See notes to consolidated financial statements.

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

First Capital, Inc. (the Company) is the thrift holding company of First Harrison Bank (the Bank), a wholly-owned subsidiary. The Bank is a federally-chartered savings bank which provides a variety of banking services to individuals and business customers through twelve locations in southern Indiana. The Bank’s primary source of revenue is real estate mortgage loans. The Bank originates mortgage loans for sale in the secondary market and also serves as an agent for a mortgage company. The Bank also provides property and casualty insurance and non-deposit investment products through a financial services division of the Bank. Effective January 1, 2004, First Harrison Financial Services, Inc., a wholly-owned subsidiary of the Bank that formerly provided these services, dissolved its charter and all accounts were combined with the Bank. During 2004, the Bank organized three wholly-owned subsidiaries to manage a portion of the investment securities portfolio. First Harrison Investments, Inc. and First Harrison Holdings, Inc. are Nevada corporations that jointly own First Harrison, LLC, a Nevada limited liability corporation that holds and manages an investment securities portfolio.

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries and have been prepared in accordance with generally accepted accounting principles and conform with general practices in the banking industry. Intercompany balances and transactions have been eliminated. Certain prior year amounts have been reclassified to conform with the current year presentation.

Statements of Cash Flows

For purposes of the statements of cash flows, the Bank has defined cash and cash equivalents as cash and amounts due from banks, interest-bearing deposits with other banks and federal funds sold.

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

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowance for loan losses and foreclosed real estate, management obtains independent appraisals for significant properties.

While management uses available information to recognize losses on loans, further reductions in the carrying amounts of loans may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require the Bank to recognize additional losses based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the estimated losses on loans may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(1 - continued)

Investment Securities

Securities Available for Sale: Securities available for sale consist of federal agency mortgage-backed and other debt securities, municipal debt securities, and mutual funds that are reported at fair value. Mortgage-backed securities represent participating interests in pools of long-term first mortgage loans originated and serviced by issuers of the securities. Amortization of premium and accretion of discount are recognized in interest income using methods approximating the interest method over the period to maturity. Unrealized gains and losses, net of tax, on securities available for sale are included in other comprehensive income and the accumulated unrealized holding gains and losses are reported as a separate component of equity until realized. Realized gains and losses on the sale of securities available for sale are determined using the specific identification method and are included in other noninterest income and, when applicable, are reported as a reclassification adjustment, net of tax, in other comprehensive income.

Securities Held to Maturity: Federal agency mortgage-backed securities and municipal debt securities for which the Bank has the positive intent and ability to hold to maturity are reported at cost, adjusted for amortization of premium and accretion of discount that are recognized in interest income using methods approximating the interest method over the period to maturity, adjusted for anticipated prepayments. Mortgage-backed securities represent participating interests in pools of long-term first mortgage loans originated and serviced by issuers of the securities.

Declines in the fair value of individual available for sale and held to maturity securities below their amortized cost that are other than temporary result in write-downs of the individual securities to their fair value. The related write-downs are included in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than amortized cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Bank to retain its investment for a period of time sufficient to allow for any anticipated recovery in fair value.

Loans and Allowance for Loan Losses

The Bank grants real estate mortgage, commercial business and consumer loans. A substantial portion of the loan portfolio is represented by mortgage loans to customers in southern Indiana. The ability of the Bank’s customers to honor their contracts is dependent upon the real estate and general economic conditions in this area.

Loans are stated at unpaid principal balances, less net deferred loan fees and the allowance for loan losses.

Loan origination and commitment fees, as well as certain direct costs of underwriting and closing loans, are deferred and amortized as a yield adjustment to interest income over the lives of the related loans using the interest method. Amortization of deferred loan fees is discontinued when a loan is placed on nonaccrual status.

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(1 - continued)

The recognition of income on a loan is discontinued and previously accrued interest is reversed, when interest or principal payments become ninety (90) days past due unless, in the opinion of management, the outstanding interest remains collectible. Past due status is determined based on contractual terms. Generally, by applying the cash receipts method, interest income is subsequently recognized only as received until the loan is returned to accrual status. The cash receipts method is used when the likelihood of further loss on the loan is remote. Otherwise, the Bank applies the cost recovery method and applies all payments as a reduction of the unpaid principal balance until the loan qualifies for return to accrual status. A loan is restored to accrual status when all principal and interest payments are brought current and the borrower has demonstrated the ability to make future payments of principal and interest as scheduled. The Bank’s practice is to charge off any loan or portion of a loan when the loan is determined by management to be uncollectible due to the borrower’s failure to meet repayment terms, the borrower’s deteriorating or deteriorated financial condition, the depreciation of the underlying collateral, the loans classification as a loss by regulatory examiners, or for other reasons.

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific and general components. The specific component relates to loans that are classified as doubtful, substandard, or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Foreclosed Real Estate

Foreclosed real estate includes both formally foreclosed property and in-substance foreclosed property held for sale. In-substance foreclosed properties are those properties for which the institution has taken physical possession, regardless of whether formal foreclosure proceedings have taken place.

Foreclosed real estate held for sale is carried at the lower of fair value minus estimated costs to sell or cost. Costs of holding foreclosed real estate are charged to expense in the current period, except for significant property improvements, which are capitalized. Valuations are periodically performed by management and an allowance is established by a charge to noninterest expense if the carrying value exceeds the fair value minus estimated costs to sell. The net cost from operations of foreclosed real estate held for sale is reported in noninterest expense.

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(1 - continued)

Premises and Equipment

The Bank uses the straight line method of computing depreciation at rates adequate to amortize the cost of the applicable assets over their estimated useful lives. Items capitalized as part of premises and equipment are valued at cost. Maintenance and repairs are expensed as incurred. The cost and related accumulated depreciation of assets sold, or otherwise disposed of, are removed from the related accounts and any gain or loss is included in earnings.

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

Other intangible assets consist of acquired core deposit intangibles. Core deposit intangibles are amortized over the estimated economic lives of the acquired core deposits. The carrying amount of core deposit intangibles and the remaining estimated economic life are evaluated annually or whenever events or circumstances indicate the carrying amount may not be recoverable or the remaining period of amortization requires revision. After an impairment loss is recognized, the adjusted carrying amount of the intangible asset is its new accounting basis.

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

Commitments to originate mortgage loans held for sale are considered derivative financial instruments to be accounted for at fair value. The Bank’s mortgage loan commitments subject to derivative accounting are fixed rate mortgage loan commitments at market rates when initiated. At December 31, 2004, the Bank had commitments to originate $2.4 million in fixed rate mortgage loans intended for sale in the secondary market after the loans are closed. Fair value is estimated based on fees that would be charged on commitments with similar terms.

Mortgage Servicing Rights and Loan Servicing

Rights to service mortgage loans for others are recorded as separate assets, whether those rights are acquired through activities or through purchase activities when there is a definitive plan to sell the underlying loan. Capitalized mortgage servicing rights are periodically evaluated for impairment based on the fair value of those rights. Capitalized mortgage servicing rights are amortized in proportion to, and over the period of, estimated future net servicing income of the underlying mortgage loans.

Loan servicing fees are recognized in income as monthly principal and interest payments are collected on mortgages. Costs of loan servicing are charged to expense as incurred.

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(1 - continued)

Income Taxes

Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of available-for-sale securities, allowance for loan losses, estimated losses on foreclosed real estate, accumulated depreciation, and accrued income and expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are reflected at income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

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

Recent Accounting Pronouncements

The following are summaries of recently issued accounting pronouncements that impact the accounting and reporting practices of the Company:

In November 2002, the Financial Accounting Standards Board (FASB) issued FASB Interpretation (FIN 45), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, which elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of this interpretation are applied prospectively to guarantees issued or modified after December 31, 2002. The adoption of these recognition provisions will result in recording liabilities associated with certain guarantees provided by the Company. These currently include standby letters of credit. The disclosure requirements of this interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The implementation of the recognition provisions of this interpretation did not have a material impact on the Company’s financial condition or results of operations.

In April 2003, FASB issued SFAS 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133. Specifically, this amendment clarifies that loan commitments that relate to the origination of mortgage loans that will be held for sale should be accounted for as derivative instruments by the issuer of the loan commitment. The statement generally was effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003 and is applied prospectively. The implementation of this standard did not have a material impact on the Company’s financial condition or results of operations.

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(1 - continued)

In December 2003, FASB issued revised Interpretation No. 46 (FIN 46R), Consolidation of Variable Interest Entities, which provides guidance with respect to the identification and consolidation of variable interest entities. A variable interest entity exists and is required to be consolidated when either the total equity investment at risk is not sufficient to permit the entity to finance its activities by itself, or the entity investors lack one of three characteristics associated with owning a controlling financial interest. Those characteristics include the direct and indirect ability to make decisions about an entity’s activities through voting rights or similar rights, the obligation to absorb the expected losses of an entity if they occur, and the right to receive the expected residual returns of the entity if they occur. FIN 46 was effective immediately for variable interest entities as of December 31, 2003, and the Company adopted the provisions of FIN 46R beginning for the quarter ended March 31, 2004. The adoption of FIN 46R had no material impact on the Company’s financial condition or results of operations.

In December 2004, FASB issued a revision of SFAS 123, Share-Based Payment. This statement requires that the compensation cost relating to share-based payment transactions be recognized in the financial statements based on the grant date fair value of the award. The compensation cost will be recognized over the period which an employee is required to provide service in exchange for the award (the requisite service period) which is usually the vesting period. This statement must be applied as of the first interim reporting period that begins after June 15, 2005. This statement will apply to the Company’s stock option plan awards. Under the statement’s transition provisions, compensation cost is recognized on or after the effective date for the portion of outstanding awards for which the requisite service has not yet been rendered, based on the grant date fair value of those awards calculated under this statement. The adoption of this statement is not expected to have a material impact on the Company’s financial condition or results of operations.

In December 2004, FASB issued SFAS 153, Exchanges of Nonmonetary Assets – An Amendment of APB Opinion No. 29. The guidance in APB Opinion No. 29 (APB 29) is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged with certain exceptions. This statement amends APB 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as result of the exchange. The provisions of this statement are to be applied prospectively and the statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of this statement is not expected to have a material impact on the Company’s financial condition or results of operations.

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(2)	MERGER WITH HOMETOWN BANCSHARES, INC.

On March 20, 2003, the Company acquired 100% of the outstanding common shares of Hometown Bancshares, Inc. (Hometown), a bank holding company located in New Albany, Indiana, pursuant to an Agreement and Plan of Merger dated September 25, 2002. Hometown was the parent company of Hometown National Bank, which was merged with and into the Bank. The acquisition was made for the purpose of expanding the Company’s presence in the New Albany and Floyd County, Indiana market area as, the Company expected to benefit from growth in this market area, as well as from expansion of the banking services provided to the existing customers of Hometown.

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

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(2 – continued)

The following pro forma information assumes that the acquisition was consummated on January 1, 2002:

	2003	2002
(In thousands, except per share data)
Interest income	$22,307	$23,826
Interest expense	9,582	10,675

Net interest income	12,725	13,151
Provision for loan losses	754	1,828

Net interest income after provision for loan losses	11,971	11,323
Noninterest income	2,347	2,208
Noninterest expenses	9,408	8,399

Income before income taxes	4,910	5,132
Income tax expense	1,767	1,836

Net income	$3,143	$3,296

Net income per common share, basic	$1.05	$1.19

Net income per common share, diluted	$1.04	$1.18

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

The Bank is required to maintain reserve balances on hand and with the Federal Reserve Bank which are noninterest bearing and unavailable for investment. The average amount of those reserve balances for the years ended December 31, 2004 and 2003 were approximately $4,565,000 and $2,075,000, respectively.

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(4)	INVESTMENT SECURITIES

Debt and equity securities have been classified in the balance sheets according to management’s intent. Investment securities at December 31, 2004 and 2003 are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2004:
Securities available for sale:
Mortgage-backed securities:
FNMA certificates	$7,767,428	$11,217	$81,789	$7,696,856
GNMA certificates	178,424	7,407	—	185,831
FHLMC certificates	2,485,523	1,401	43,709	2,443,215
FNMA REMICs	3,513,597	—	15,428	3,498,169
GNMA REMICs	991,358	—	885	990,473
FHLMC REMICs	3,128,106	—	3,261	3,124,845

	18,064,436	20,025	145,072	17,939,389

Other debt securities:
Federal agency	30,566,601	71,057	197,845	30,439,813
Municipal	15,159,183	343,648	40,710	15,462,121

Subtotal, debt securities	63,790,220	434,730	383,627	63,841,323

Mutual funds	1,341,738	22,637	13,591	1,350,784

Total securities available for sale	$65,131,958	$457,367	$397,218	$65,192,107

Securities held to maturity:
Mortgage-backed securities:
FNMA certificates	$89,880	$—	$5,101	$84,779
GNMA certificates	51,776	2,850	380	54,246

	141,656	2,850	5,481	139,025

Other debt securities:
Municipal	1,116,000	94,427	—	1,210,427

Total securities held to maturity	$1,257,656	$97,277	$5,481	$1,349,452

December 31, 2003:
Securities available for sale:
Mortgage-backed securities:
FNMA certificates	$6,612,351	$7,056	$55,551	$6,563,856
GNMA certificates	379,147	16,746	—	395,893
FHLMC certificates	2,017,700	1,819	25,786	1,993,733
FNMA REMICs	4,186,668	3,864	35,774	4,154,758
FHLMC REMICs	2,385,719	12,052	—	2,397,771

	15,581,585	41,537	117,111	15,506,011

Other debt securities:
Federal agency	36,584,416	389,287	96,384	36,877,319
Municipal	12,161,518	437,934	31,520	12,567,932

Subtotal, debt securities	64,327,519	868,758	245,015	64,951,262

Mutual funds	1,286,856	24,530	18,237	1,293,149

Total securities available for sale	$65,614,375	$893,288	$263,252	$66,244,411

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(4 – continued)

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2003:
Securities held to maturity:
Mortgage-backed securities:
FNMA certificates	$144,663	$263	$6,620	$138,306
GNMA certificates	79,840	2,870	703	82,007

	224,503	3,133	7,323	220,313

Other debt securities:
Municipal	1,282,072	82,384	—	1,364,456

Total securities held to maturity	$1,506,575	$85,517	$7,323	$1,584,769

During 2002, non-rated municipal securities classified as held to maturity with an amortized cost of $149,897 were sold and gross gains of $853 were realized. These securities were sold as a result of an Office of Thrift Supervision (OTS) examination in 2000 which required divestiture of these holdings within three years. The OTS limits the holdings of non-rated municipal securities to those issued by a municipality in which the institution has an office. Through the merger with HCB Bancorp in January 2000, the Bank acquired certain non-rated municipal securities issued by municipalities in which the Bank does not have an office. As of December 31, 2002, all non-rated municipal securities had been sold to comply with the OTS directive.

Securities available for sale were sold for total proceeds of $2,550,938 and $693,402, resulting in gross realized gains of $50,938 and $17,376 during the years 2003 and 2002, respectively.

The amortized cost and fair value of debt securities as of December 31, 2004, by contractual maturity, are shown below. Expected maturities of mortgage-backed securities may differ from contractual maturities because the mortgages underlying the obligations may be prepaid without penalty.

	Securities Available for Sale		Securities Held to Maturity
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$2,126,191	$2,136,812	$36,862	$38,412
Due after one year through five years	29,911,115	29,968,972	180,299	187,866
Due after five years through ten years	9,836,423	9,955,561	98,839	101,322
Due after ten years	3,852,055	3,840,589	800,000	882,827

	45,725,784	45,901,934	1,116,000	1,210,427
Mortgage-backed securities	18,064,436	17,939,389	141,656	139,025

	$63,790,220	$63,841,323	$1,257,656	$1,349,452

Investment securities with a carrying amount of $515,339 were pledged to secure public deposits at December 31, 2004. Also see notes 9 and 10 regarding investment securities pledged for other purposes.

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(4 – continued)

The following table presents information about investment securities with gross unrealized losses at December 31, 2004 aggregated by investment category and the length of time that individual securities have been in a continuous unrealized loss position.

	Number Of Investment Positions	Fair Value	Gross Unrealized Losses
Securities available for sale:
Continuous loss position less than twelve months:
Federal agency mortgage-backed securities	13	$8,556,352	$55,513
Federal agency obligations	17	11,998,626	78,944
Municipal obligations	4	2,318,120	17,271

Total less than twelve months	34	22,873,098	151,728

Continuous loss position more than twelve months:
Federal agency mortgage-backed securities	9	6,673,773	89,559
Federal agency obligations	6	5,881,052	118,901
Municipal obligations	4	1,270,945	23,439
Mutual fund	1	261,030	13,591

Total more than twelve months	20	14,086,800	245,490

Total securities available for sale	54	$36,959,898	$397,218

Securities held to maturity:
Continuous loss position more than twelve months:
Federal agency mortgage-backed securities	2	$96,862	$5,481

At December 31, 2004, the 53 debt securities in the available for sale classification in a loss position had depreciated approximately 1% from the amortized cost basis. The two debt securities in the held to maturity classification in a loss position at December 31, 2004 had depreciated approximately 5% from the amortized cost basis. All of the debt securities in a loss position at December 31, 2004 were backed by federal or state governments or secured by mortgage loans. These unrealized losses related principally to current interest rates for similar types of securities. In analyzing an issuer’s financial condition, management considers whether the securities are issued by the federal government, its agencies or other governments, whether downgrades by bond rating agencies have occurred, and the results of reviews of the issuer’s financial condition. As management has the ability to hold debt securities until maturity, or for the foreseeable future if classified as available for sale, no declines are deemed to be other-than-temporary.

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(5)	LOANS

Loans at December 31, 2004 and 2003 consisted of the following:

	2004	2003
Real estate mortgage loans:
Residential	$179,815,687	$176,569,170
Land	6,696,041	7,770,517
Residential construction	23,215,094	25,076,706
Commercial real estate	38,653,718	42,936,244
Commercial business loans	20,865,682	16,162,173
Consumer loans:
Home equity and second mortgage loans	35,384,786	27,656,394
Automobile loans	13,726,193	12,863,196
Loans secured by savings accounts	1,611,492	1,248,370
Unsecured loans	2,307,278	1,854,637
Other consumer loans	4,154,483	4,542,710

Gross loans	326,430,454	316,680,117

Less:
Deferred loan origination fees, net	(66,982)	(37,675)
Undisbursed portion of loans in process	6,933,019	10,084,826
Allowance for loan losses	2,478,081	2,433,329

	9,344,118	12,480,480

Loans, net	$317,086,336	$304,199,637

Mortgage loans serviced for the benefit of others amounted to $1,150,000 and $2,090,706 at December 31, 2004 and 2003, respectively. The balance of capitalized mortgage servicing rights, carried at estimated fair value, included in other assets at December 31, 2004 and 2003, was $10,271 and $21,964, respectively. The estimated fair value of mortgage servicing rights was determined using discount rates ranging from 7.5 to 10% and prepayment speeds ranging from .01% to 9.24%, depending upon the stratification of the specific rights. During 2001, the Bank discontinued the origination of mortgage loans for sale in the secondary market with servicing retained by the Bank. The Bank capitalized no mortgage servicing rights during the years 2004, 2003 and 2002. The Bank recognized amortization of $11,693, $44,155 and $58,112 for the years ended December 31, 2004, 2003 and 2002, respectively.

An analysis of the allowance for loan losses is as follows:

	2004	2003	2002
Beginning balances	$2,433,329	$1,218,246	$1,102,653
Allowance related to acquired loans	—	1,065,400	—
Provision for loan losses	510,000	725,000	305,000
Recoveries	55,991	52,176	57,552
Loans charged-off	(521,239)	(627,493)	(246,959)

Ending balances	$2,478,081	$2,433,329	$1,218,246

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(5 – continued)

At December 31, 2004 and 2003, the total recorded investment in loans on nonaccrual amounted to approximately $2,075,000 and $2,637,000, respectively. The total recorded investment in loans past due ninety days or more and still accruing interest amounted to approximately $1,485,000 and $2,666,000 at December 31, 2004 and 2003, respectively. Information about impaired loans and the related allowance for loan losses is presented below.

	2004	2003	2002
	(In thousands)
At end of year:
Impaired loans with related allowance	$2,046	$3,589	$1,160
Impaired loans with no allowance	1,514	1,714	—

Total	$3,560	$5,303	$1,160

Allowance related to impaired loans	$820	$1,075	$420
Average balance of impaired loans during the year	4,192	3,941	1,085
Interest income recognized in the statements of income during the periods of impairment	113	168	46
Interest income recognized during the periods of impairment – cash method	189	210	82

The Bank has entered into loan transactions with certain directors, officers and their affiliates (i.e., related parties). In the opinion of management, such indebtedness was incurred in the ordinary course of business on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other persons.

The following table represents the aggregate activity for related party loans during the year ended December 31, 2004:

Beginning balance	$2,312,931
New loans	4,415,674
Payments	(3,614,711)

Ending balance	$3,113,894

The Bank has purchased commercial paper from a corporation where a director is considered a related party. In the opinion of management, these transactions were made in the ordinary course of business on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with unrelated parties. During the year ended December 31, 2004, the Bank granted approximately $1,737,000 to customers of the corporation and such loans had an aggregate outstanding balance of approximately $2,692,000 and $2,733,000 at December 31, 2004 and 2003, respectively.

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(6)	PREMISES AND EQUIPMENT

Premises and equipment as of December 31 consisted of the following:

	2004	2003
Land and land improvements	$2,549,417	$2,602,829
Leasehold improvements	157,777	157,777
Office buildings	7,432,714	7,377,489
Furniture, fixtures and equipment	3,822,160	3,410,408

	13,962,068	13,548,503
Less accumulated depreciation	4,065,931	3,257,870

Totals	$9,896,137	$10,290,633

Depreciation expense was $781,845, $661,873 and $478,733 for the years ended December 31, 2004, 2003 and 2002, respectively.

(7)	FORECLOSED REAL ESTATE

During the years ended December 31, 2004, 2003 and 2002, foreclosure losses in the amount of $152,274, $19,939 and $35,881, respectively, were charged off to the allowance for loan losses. No losses on subsequent writedowns of foreclosed real estate were recognized in 2004, 2003 or 2002. Real estate taxes and other expenses of holding foreclosed real estate are recognized in other expenses and amounted to $48,151, $11,767 and $21,297 in 2004, 2003 and 2002, respectively. Net realized losses on sales of foreclosed real estate amounted to $27,544 and $6,018 in 2004 and 2003, respectively, and a net realized gain of $14,506 was recognized on sales of foreclosed real estate during 2002.

(8)	GOODWILL AND INTANGIBLES

As discussed in Note 2, the Company acquired goodwill in the acquisition of Hometown Bancshares, Inc. during 2003. Goodwill is reviewed for impairment at least annually or more frequently upon the occurrence of an event or when circumstances indicate that the carrying amount is greater than its fair value. No impairment of goodwill was recognized during 2004 or 2003.

The following is a summary of non-goodwill intangibles subject to amortization as of December 31, 2004 and 2003:

	2004	2003
Core deposit intangibles:
Acquired in branch acquisition	$180,899	$180,899
Acquired in Hometown merger	566,491	566,491

Gross carrying amount	747,390	747,390
Accumulated amortization	(211,698)	(138,790)

	$535,692	$608,600

Amortization expense was $72,908, $59,395 and $12,060 for the years ended December 31, 2004, 2003 and 2002, respectively. Estimated amortization expense for each of the ensuing years through December 31, 2009 is $72,908.

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(9)	DEPOSITS

The aggregate amount of time deposit accounts with balances of $100,000 or more was approximately $39,243,000 and $43,110,000 at December 31, 2004 and 2003, respectively. Deposit account balances in excess of $100,000 are not federally insured.

At December 31, 2004, scheduled maturities of time deposits were as follows:

Year ending December 31:
2005	$61,798,952
2006	41,104,975
2007	27,296,187
2008	12,435,238
2009 and thereafter	12,043,681

Total	$154,679,033

The Bank held deposits of approximately $4,641,000, and $5,546,000 for related parties at December 31, 2004 and 2003, respectively.

(10)	RETAIL REPURCHASE AGREEMENTS

Retail repurchase agreements represent overnight borrowings from deposit customers and the debt securities sold under the repurchase agreements are under the control of the Bank. Information concerning borrowings under repurchase agreements is summarized as follows:

	2004	2003	2002
Weighted average interest rate during the year	1.21%	0.76%	1.39%
Average daily balance	$295,410	$156,388	$185,929
Maximum month-end balance during the year	$696,821	$520,230	$456,732
Debt securities underlying the agreements at December 31:
Amortized cost	$2,006,936	$2,014,347	$1,009,365
Fair value	$2,015,033	$2,061,898	$1,040,721

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(11)	ADVANCES FROM FEDERAL HOME LOAN BANK

At December 31, 2004 and 2003, advances from the Federal Home Loan Bank were as follows:

	2004		2003
	Weighted Average Rate	Amount	Weighted Average Rate	Amount

Fixed rate advances	4.98%	$62,099,050	5.18%	$58,241,547
Variable rate advances	1.95%	3,000,000	1.11%	2,000,000

		$65,099,050		$60,241,547

At December 31, 2004, advances from the Federal Home Loan Bank totaling $25,000,000 carried a put option whereby the Federal Home Loan Bank will automatically convert the fixed rate advance to a variable rate should the market interest rate exceed a pre-determined strike rate.

The following is a schedule of maturities for advances outstanding as of December 31, 2004:

Due in:
2005	$11,651,821
2006	4,986,097
2007	8,767,274
2008	5,864,224
2009	7,053,592
Thereafter	26,776,042

Total	$65,099,050

The advances are secured under a blanket collateral agreement. At December 31, 2004, the carrying value of residential mortgage loans and investment securities pledged as security for the advances was $163,202,073 and $1,089,754, respectively.

(12)	LEASE COMMITMENTS

During 2004, the Bank extended a noncancellable sub-lease agreement for branch office space which expires in five years. The Bank also has a noncancellable lease agreement for a branch office dated December 1, 1995 that expires during 2005.

The subsidiary companies headquartered in Nevada lease office space under two-year noncancellable sub-lease agreements which expire in October 2006.

The following is a schedule by years of future minimum rental payments required under these operating leases:

Year ending December 31:
2005	$39,265
2006	14,213
2007	14,213
2008	14,213
2009	14,213
2010	4,738

Total minimum payments required	$100,855

Total rental expense for all operating leases for the years ended December 31, 2004, 2003 and 2002 amounted to $35,291, $33,528 and $33,528, respectively.

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(13)	INCOME TAXES

The components of income tax expense were as follows:

	2004	2003	2002
Current	$1,562,598	$2,068,954	$1,785,045
Tax benefit allocated to additional paid-in capital related to exercise of options	980	14,167	1,682
Deferred	235,159	(212,976)	(24,088)

Totals	$1,798,737	$1,870,145	$1,762,639

Significant components of the deferred tax assets and liabilities as of December 31, 2004 and 2003 were as follows:

	2004	2003
Deferred tax assets (liabilities):
Depreciation	$(611,384)	$(569,427)
Deferred loan fees and costs	(28,349)	(86,600)
Deferred compensation plans	170,044	175,588
Stock compensation plan	27,314	27,148
Federal Home Loan Bank stock dividends	(117,896)	(59,006)
Allowance for loan losses	966,762	943,365
Unrealized gain on securities available for sale	(31,000)	(249,557)
Acquisition purchase accounting adjustments	(160,769)	(99,944)
Net operating loss carryovers acquired	23,602	178,753
Other	(7,026)	(12,420)

Net deferred tax asset	$231,298	$247,900

The reconciliation of income tax expense with the amount which would have been provided at the federal statutory rate of 34% follows:

	2004	2003	2002
Provision at federal statutory tax rate	$1,778,240	$1,837,091	$1,703,739
State income tax-net of federal tax benefit	255,172	254,279	229,184
Tax-exempt interest income	(200,710)	(170,650)	(146,627)
Increase in cash value of life insurance	(13,932)	(20,629)	(17,903)
Other	(20,033)	(29,946)	(5,754)

Totals	$1,798,737	$1,870,145	$1,762,639

Effective tax rate	34.4%	34.6%	35.2%

The acquisition of Hometown during 2003 qualified for tax-free exchange treatment and the Company acquired federal and state net operating loss carryovers of $1,012,854 and $696,380, respectively. The federal and state net operating loss carryovers expire in 2023 and 2018, respectively. The utilization of the net operating loss carryovers is subject to an annual limitation under Internal Revenue Code Section 382. At December 31, 2004, the remaining federal net operating loss carryover amounted to $69,418. The Company has fully utilized the state net operating loss carryover and expects to utilize the remaining federal net operating loss carryover in 2005.

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(13 - continued)

Prior to July 1, 1996, the Bank was permitted by the Internal Revenue Code to deduct from taxable income an annual addition to a statutory bad debt reserve subject to certain limitations. Retained earnings at December 31, 2004 includes approximately $1,040,000 of cumulative deductions for which no deferred federal income tax liability has been recorded. Reduction of these reserves for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes subject to the then current corporate income tax rate. The unrecorded deferred liability on these amounts was approximately $354,000 at December 31, 2004.

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

(14)	EMPLOYEE BENEFIT PLANS

Defined Contribution Plan:

The Bank has a qualified contributory defined contribution plan available to all eligible employees. The plan allows participating employees to make tax-deferred contributions under Internal Revenue Code Section 401(k). The Bank contributed $184,992, $162,327 and $128,359 to the plan for the years ended December 31, 2004, 2003 and 2002, respectively.

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

Compensation expense is recognized based on the average fair value of shares released for allocation to participant accounts during the year with a corresponding credit to stockholders’ equity. Compensation expense recognized for the years ended December 31, 2004, 2003 and 2002 amounted to $156,176, $84,773 and $68,327, respectively.

Company common stock held by the ESOP trust at December 31 was as follows:

	2004	2003
Allocated shares	26,362	19,671
Unearned shares	32,801	39,976

Total ESOP shares	59,163	59,647

Fair value of unearned shares	$688,821	$839,496

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(15)	DEFERRED COMPENSATION PLANS

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

Assuming normal retirement, the benefits under the plan will be paid in varying amounts between 1999 and 2022. The Bank is the owner and beneficiary of insurance policies on the lives of these officers which may provide funds for a portion of the required payments. The agreements also provide for payment of benefits in the event of disability, early retirement, termination of employment or death. Deferred compensation expense for this plan was $34,270, $32,503 and $30,839 for the years ended December 31, 2004, 2003 and 2002, respectively.

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

Assuming normal retirement, the benefits under the plan will be paid in varying amounts between 1995 and 2037. The agreements also provide for payment of benefits in the event of disability, early retirement, termination of service or death. Deferred compensation expense for this plan was $11,751, $14,420 and $13,122 for the years ended December 31, 2004, 2003 and 2002, respectively.

(16)	STOCK-BASED COMPENSATION PLANS

The Company applies APB No. 25 and related interpretations in accounting for its stock-based compensation plans. In accordance with SFAS No. 123, the Company elected to continue to apply the provisions of APB No. 25. However, pro forma disclosures as if the Company adopted the compensation cost recognition provisions of SFAS No. 123, are presented along with a summary of the plans and awards.

Restricted Stock Compensation Plan

The Company has a restricted stock compensation plan as an encouragement for directors, officers and key employees to remain in the employment or service of the Bank. The shares granted under the plan were in the form of restricted stock vesting over a five-year period beginning one year after the date of grant of the award. Since the stock issued is held in escrow by the Company before some or all of the services are performed, unearned compensation is recorded as a reduction of stockholders’ equity. Compensation expense is recognized pro rata over the period during which the shares are earned. The terms of the restricted stock compensation plan include a provision whereby all unearned shares become fully vested upon a change in control. Compensation expense of $70,145, $70,156 and $70,024 was recognized for the years ended December 31, 2004, 2003 and 2002, respectively.

Stock Option Plan

The Company’s stock option plan provides for issuance of up to 138,876 shares of the Company’s authorized but unissued common stock to all employees, including any officer or employee-director. Under the plan, the Company may grant both non-qualified and qualified (i.e., incentive) stock options. In the case of incentive stock options, the aggregate fair value of the stock (determined at the time the incentive stock option is granted) for which any optionee may be granted incentive options which are first exercisable during any calendar year shall not exceed $100,000. Option prices may not be less than the fair market value of the underlying stock at the date of the grant.

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(16 - continued)

Options granted generally vest ratably over five years and are exercisable in whole or in part for a period up to ten years from the date of the grant.

The following is a summary of the Company’s stock options as of December 31, 2004, 2003 and 2002 and the changes for the years then ended:

	2004		2003		2002
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of year	67,138	$10.67	73,923	$10.68	84,736	$10.46
Granted	45,150	23.00	—	—	750	14.25
Exercised	2,694	11.24	6,630	10.70	5,802	7.98
Forfeited	1,700	21.59	155	12.65	5,761	10.69

Outstanding at end of year	107,894	$15.64	67,138	$10.67	73,923	$10.67

Exercisable at end of year	52,390	$10.54	42,476	$10.40	37,555	$10.40

For options outstanding at December 31, 2004, the following information is provided by range of exercise price:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number of Shares	Weighted Average Exercise Price
$6.24 - $7.41	4,364	$6.95	2.1 years	4,364	$6.95
$9.42 - $12.65	59,130	10.87	4.9 years	47,726	10.84
$14.25	750	14.25	7.1 years	300	14.25
$23.00	43,650	23.00	9.5 years	—	—

$6.24 - $23.00	107,894	$15.64	6.7 years	52,390	$10.54

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(16 - continued)

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

	Years Ended December 31,
	2004	2003	2002
Net income, as reported	$3,431,382	$3,533,064	$3,248,359
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(22,507)	(11,995)	(12,327)

Pro forma net income	$3,408,875	$3,521,069	$3,236,032

Earnings per share:
Basic - as reported	$1.24	$1.30	$1.31
Basic - pro forma	$1.23	$1.30	$1.31
Diluted - as reported	$1.23	$1.29	$1.30
Diluted - pro forma	$1.22	$1.28	$1.29

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

The following assumptions were used for grants for the years ended December 31, 2004 and 2002:

	2004	2002
Expected dividend yields	2.61%	3.14%
Risk-free interest rates	3.62%	4.27%
Expected volatility	17.60%	10.65%
Expected life of options	7 years	7 years
Weighted average fair value at grant date	$4.10	$1.71

No employee stock options were granted during 2003.

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(17)	COMMITMENTS AND CONTINGENCIES

In the normal course of business, there are outstanding various commitments and contingent liabilities, such as commitments to extend credit and legal claims, which are not reflected in the financial statements.

Commitments under outstanding standby letters of credit totaled $1,337,910 at December 31, 2004.

The following is a summary of the commitments to extend credit at December 31, 2004 and 2003:

	2004	2003
Loan commitments:
Fixed rate	$3,222,332	$2,210,000
Adjustable rate	600,600	642,850
Unused lines of credit on credit cards	2,312,889	2,045,846
Undisbursed commercial and personal lines of credit	10,117,990	10,610,761
Undisbursed portion of construction loans in process	6,607,474	10,084,826
Undisbursed portion of home equity lines of credit	14,804,728	12,882,281

Total commitments to extend credit	$37,666,013	$38,476,564

(18)	FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the balance sheet.

The Bank’s exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments (see Note 17). The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

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

The Bank has not been required to perform on any financial guarantees and has not incurred any losses on its commitments during the years ended December 31, 2004, 2003 and 2002.

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(19)	DIVIDEND RESTRICTION

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

(20)	REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory-and possibly additional discretionary-actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involved quantitative measures of the assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to quantitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2004, that the Bank meets all capital adequacy requirements to which it is subject. As of December 31, 2004, the most recent notification from the OTS categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the institution’s categories.

The actual capital amounts and ratios are also presented in the table. No amounts were deducted from capital for interest-rate risk in either year.

	Actual		Minimum For Capital Adequacy Purposes:		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions:
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2004:
Total capital (to risk weighted assets)	$33,638	12.92%	$20,821	8.00%	$26,026	10.00%
Tier I capital (to risk weighted assets)	$32,461	12.47%	$10,411	4.00%	$15,125	6.00%
Tier I capital (to adjusted total assets)	$32,461	7.74%	$16,778	4.00%	$20,973	5.00%
Tangible capital (to adjusted total assets)	$32,461	7.74%	$6,292	1.50%	N/A

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(20 - continued)

	Actual		Minimum For Capital Adequacy Purposes:		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions:
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2003:
Total capital (to risk weighted assets)	$37,506	14.35%	$20,904	8.00%	$26,130	10.00%
Tier I capital (to risk weighted assets)	$35,073	13.42%	$10,452	4.00%	$15,678	6.00%
Tier I capital (to adjusted total assets)	$35,073	8.70%	$16,118	4.00%	$20,148	5.00%
Tangible capital (to adjusted total assets)	$35,073	8.70%	$6,044	1.50%	N/A

(21)	DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table summarizes the carrying value and estimated fair value of financial instruments at December 31:

	2004		2003
	Carrying Value	Fair Value	Carrying Value	Fair Value
(In thousands)
Financial assets:
Cash and cash equivalents	$17,425	$17,425	$13,561	$13,561
Securities available for sale	65,192	65,192	66,244	66,244
Securities held to maturity	1,258	1,349	1,507	1,585
Loans held for sale	510	510	—	—
Loans, net	317,086	312,432	304,200	302,264
Federal Home Loan Bank stock	3,668	3,668	3,095	3,095
Accrued interest receivable	2,104	2,104	2,174	2,174

Financial liabilities:
Deposits	316,462	319,186	302,468	307,782
Retail repurchase agreements	635	635	520	520
Advances from Federal Home Loan Bank	65,099	65,020	60,242	64,244
Accrued interest payable	1,286	1,286	1,160	1,160

Off-balance-sheet financial instruments:
Asset related to commitments to extend credit	—	12	—	29

The carrying amounts in the preceding table are included in the consolidated balance sheets under the applicable captions. The contractual or notional amounts of financial instruments with off-balance-sheet risk are disclosed in Note 17.

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(21 - continued)

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

Cash and Cash Equivalents

For cash and cash equivalents, including cash and due from banks, interest-bearing deposits with banks, and federal funds sold, the carrying amount is a reasonable estimate of fair value.

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

(22)	PARENT COMPANY CONDENSED FINANCIAL INFORMATION

Condensed financial information for First Capital, Inc. (parent company only) follows:

Balance Sheets
(In thousands)
	As of December 31,
	2004	2003
Assets:
Cash and interest bearing deposits	$2,078	$2,215
Other assets	214	210
Investment in subsidiaries	38,422	41,470

	$40,714	$43,895

Liabilities and Stockholders’ Equity:
Other liabilities	$—	$—
Stockholders’ equity	40,714	43,895

	$40,714	$43,895

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(22 - continued)

Statements of Income

(In thousands)

	Years Ended December 31,
	2004	2003	2002
Interest income	$14	$16	$18
Dividend income	1,641	2,100	1,706
Other operating expenses	(404)	(331)	(265)

Income before income taxes and equity in undistributed net income of subsidiaries	1,251	1,785	1,459

Income tax credit	176	155	114

Income before equity in undistributed net income of subsidiaries	1,427	1,940	1,573
Equity in undistributed net income of subsidiaries	2,004	1,593	1,675

Net income	$3,431	$3,533	$3,248

Statements of Cash Flows

(In thousands)

	Years Ended December 31,
	2004	2003	2002
Operating Activities:
Net income	$3,431	$3,533	$3,248
Adjustments to reconcile net income to cash provided by operating activities:
Equity in undistributed net income of subsidiaries	(2,004)	(1,593)	(1,675)
ESOP and stock compensation expense	226	155	138
Net (increase) decrease in other assets and liabilities	(22)	981	(153)

Net cash provided by operating activities	1,631	2,176	1,558

Investing Activities:
Cash paid in acquisition of Hometown Bancshares, Inc.	—	(5,631)	—

Financing Activities:
Cash distributions from bank subsidiary:
Acquisition of Hometown Bancshares, Inc.	—	6,000	—
Purchase of treasury stock	4,700	—	—
Exercise of stock options	30	71	48
Purchase of treasury stock	(4,863)	(199)	(29)
Cash dividends paid	(1,635)	(1,520)	(1,296)

Net cash provided by (used in) financing activities	(1,232)	4,352	(1,277)

Net increase (decrease) in cash	(137)	897	281
Cash at beginning of year	2,215	1,318	1,037

Cash at end of year	$2,078	$2,215	$1,318

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(23)	SUPPLEMENTAL DISCLOSURE FOR EARNINGS PER SHARE

	Years Ended December 31,
	2004	2003	2002
Basic:
Earnings:
Net income	$3,431,382	$3,533,064	$3,248,359

Shares:
Weighted average common shares outstanding	2,763,983	2,708,356	2,475,938

Net income per common share, basic	$1.24	$1.30	$1.31

Diluted:
Earnings:
Net income	$3,431,382	$3,533,064	$3,248,359

Shares:
Weighted average common shares outstanding	2,763,983	2,708,356	2,475,938
Add: Dilutive effect of outstanding options	31,402	31,212	25,327
Dilutive effect of restricted stock	2,868	4,430	4,729

Weighted average common shares outstanding, as adjusted	2,798,253	2,743,998	2,505,994

Net income per common share, diluted	$1.23	$1.29	$1.30

Unearned ESOP shares are not considered as outstanding for purposes of computing weighted average common shares outstanding.

(24)	SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

	Years Ended December 31,
	2004	2003	2002
Cash payments for:
Interest	$8,991,034	$8,682,750	$8,926,680
Income taxes	1,430,352	1,542,270	1,965,453

Noncash investing activities:
Transfers from loans to real estate acquired through foreclosure	$1,182,775	$340,678	$318,631
Proceeds from sales of foreclosed real estate financed through loans	160,676	—	$87,400

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(26)	SELECTED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except per share data)
2004
Interest income	$5,439	$5,418	$5,530	$5,722
Interest expense	2,226	2,233	2,290	2,368

Net interest income	3,213	3,185	3,240	3,354
Provision for loan losses	125	120	100	165

Net interest income after provision for loan losses	3,088	3,065	3,140	3,189
Noninterest income	588	704	675	699
Noninterest expenses	2,439	2,445	2,516	2,518

Income before income taxes	1,237	1,324	1,299	1,370
Income tax expense	404	463	443	489

Net income	$833	$861	$856	$881

Net income per common share, basic	$0.30	$0.31	$0.31	$0.32

Net income per common share, diluted	$0.30	$0.31	$0.30	$0.32

2003
Interest income	$4,708	$5,638	$5,506	$5,451
Interest expense	2,062	2,251	2,189	2,213

Net interest income	2,646	3,387	3,317	3,238
Provision for loan losses	150	175	275	125

Net interest income after provision for loan losses	2,496	3,212	3,042	3,113
Noninterest income	509	595	585	587
Noninterest expenses	1,918	2,266	2,257	2,295

Income before income taxes	1,087	1,541	1,370	1,405
Income tax expense	366	541	484	479

Net income	$721	$1,000	$886	$926

Net income per common share, basic	$0.29	$0.36	$0.32	$0.33

Net income per common share, diluted	$0.28	$0.36	$0.32	$0.33

DIRECTORS AND OFFICERS

Board of Directors	Executive Officers

James G. Pendleton	William W. Harrod
Chairman of the Board and retired Chief Executive	President and Chief Executive Officer of First
Officer of First Harrison Bank	Capital, Inc. and Chief Operating Officer of First
Harrison Bank

Dennis L. Huber	Samuel E. Uhl
President and Publisher of O’Bannon Publishing	President and Chief Executive Officer of First
Company, Inc.	Harrison Bank and Chief Operating Officer of
First Capital, Inc.

Kenneth R. Saulman	M. Chris Frederick
Supervisor for Clark County REMC	Senior Vice President, Chief Financial Officer
and Treasurer

Gerald L. Uhl	Dennis L. Thomas
Business Manager for Jacobi Sales, Inc.	Senior Vice President, Consumer Lending
Processing and Servicing

James E. Nett	Joel E. Voyles
Accountant for Koetter Woodworking, Inc.	Senior Vice President, Retail Banking
Operations and Corporate Secretary

Mark D. Shireman
President of James L. Shireman, Inc.	Advisory Board

Michael L. Shireman	Thomas D. Lumley
President of Uhl Truck Sales, Inc.	President and CEO of Carlson
Wagonlit/WTS, Inc.

John W. Buschemeyer	Stephen L. Banet, DVM
Retired President of Hurst Lumber Company	Animal Care Clinic of Salem

James S. Burden	Carl F. Booth
Owner of Tracy’s Mobile Home Park	President of Carl Booth & Co., Inc.

Kathryn W. Ernstberger	Anne Ragains
Associate Professor of Business Administration	CEO of Great Escape Theaters
at Indiana University Southeast

William W. Harrod	Michael J. Pattison
Executive Officer of First Capital, Inc. and	Retired
First Harrison Bank

Samuel E. Uhl	Craig Stanley
Executive Officer of First Capital, Inc. and	Retired
First Harrison Bank
Patrick N. Lucas
President of Lucas, Inc.

CORPORATE INFORMATION

General Counsel	Independent Auditors

Simpson & Thompson	Monroe Shine & Co., Inc.
303 N. Capitol Avenue	222 East Market Street
Corydon, Indiana 47112	New Albany, Indiana 47150

Special Counsel	Transfer Agent

Muldoon Murphy & Aguggia LLP	Registrar and Transfer Company
5101 Wisconsin Ave., N.W.	10 Commerce Drive
Washington, D.C. 20016	Crawford, New Jersey 07016
1-800-368-5948

Common Shares and Dividend Information

The common shares of the Company are traded on the NASDAQ SmallCap Market under the symbol “FCAP.” As of December 31, 2004, the Company had 1,308 stockholders of record and 2,596,715 common shares outstanding. This does not reflect the number of persons whose shares are in nominee or “street” name accounts through brokers.

The following table lists quarterly market price and dividend information per common share for the years ended December 31, 2004 and 2003 as reported by NASDAQ. The market prices reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

	High Bid	Low Bid	Dividends	Market price end of period

2004:
First Quarter	$24.99	$18.75	$0.15	$22.50
Second Quarter	24.00	21.00	0.15	22.50
Third Quarter	22.25	18.64	0.15	21.00
Fourth Quarter	21.40	19.60	0.15	21.00

2003:
First Quarter	$22.02	$20.00	$0.13	$22.00
Second Quarter	21.50	20.00	0.14	21.00
Third Quarter	20.75	17.70	0.14	20.17
Fourth Quarter	21.75	18.57	0.15	21.00

Dividend payments by the Company depend primarily on dividends received by the Company from the Bank. See Note 19 to Consolidated Financial Statements for information regarding the dividend restrictions applicable to the Company and the Bank.

Annual Meeting

The Annual Meeting of Stockholders will be held at 12:00 Noon, local time, Wednesday, April 20, 2005, at the main office of the Bank, 220 Federal Drive, N.W., Corydon, Indiana 47112.

General Inquiries and Reports

The Company is required to file an Annual Report on Form 10-K for its fiscal year ended December 31, 2004 with the Securities and Exchange Commission. Copies of this Annual Report and the Company’s annual reports on Form 10-K (without exhibits) and quarterly reports on Form 10-Q (without exhibits) may be obtained without charge by writing:

William W. Harrod

President and CEO

First Capital, Inc.

220 Federal Drive, N.W.

Corydon, Indiana 47112

(812) 738-2198

The Company’s Annual Reports and Quarterly Reports are also available through the Company’s internet website (www.firstharrison.com) and the Securities and Exchange Commission’s internet website (www.sec.gov).