Form 10-K, Exhibit 13
period 2005-12-31
FIRST CAPITAL INC
filed 2006-03-30
CIK 1070296

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

BUSINESS OF THE COMPANY

First Capital, Inc. (the “Company”) is the thrift holding company of First Harrison Bank (the “Bank”). The Bank is the primary business of the Company.

The Company’s principal executive office is located at 220 Federal Drive, N.W., Corydon, Indiana, and the telephone number at that address is (812) 738-2198.

The Bank’s deposit accounts are insured up to applicable legal limits by the Federal Deposit Insurance Corporation. The Bank is a member of the Federal Home Loan Bank System. The Bank, with its primary office located in Corydon, Indiana, conducts business from twelve locations in Harrison, Floyd, Clark and Washington Counties of southern Indiana. The Bank has notified the Office of Thrift Supervision of its intention to close the Crandall, Indiana office and consolidate its operations into the New Salisbury, Indiana office. The closing is expected to take place on or around April 1, 2006.

The Bank is a community-oriented financial institution providing a wide range of banking services with a focus on building customer relationships through a commitment to customer service and community involvement. The Bank’s primary business is attracting deposits from the general public and using those funds to originate one-to-four-family residential mortgage loans, multi-family and commercial real estate loans secured by properties located in southern Indiana, commercial business and consumer loans. First Harrison Insurance and Investments, a division of First Harrison Bank, sells property and casualty insurance and non-deposit investment products. During 2004, the Bank established three wholly-owned subsidiaries to manage a portion of its investment securities portfolio. First Harrison Investments, Inc. and First Harrison Holdings, Inc. are Nevada corporations that jointly own First Harrison, LLC, a Nevada limited liability corporation that holds and manages an investment securities portfolio.

Dear Shareholders:

Management and the Board of Directors of First Capital, Inc. would like to thank our shareholders, customers and staff for their continued support.

With rising interest rates and continued strong competition, our focus this past year was on managing our net interest margin consistent with safe and sound asset growth and on controlling our noninterest expenses.

Our efforts led to a 7.5% increase in net income over 2004. For 2005, the growth in noninterest income outpaced the increase in noninterest expenses, while net interest income improved by $325,000 over 2004.

We continued to sell mortgages in the secondary market while putting forth efforts to grow our other lending products, specifically commercial mortgages, small business loans and consumer loans.

We have recently hired a Secondary Market Manager to further expand the secondary mortgage business which will lead to improved noninterest fee income. Our commercial lending officers are focused on small business opportunities leading to improved commercial loan growth and increased noninterest-bearing deposits while our branches are focused on growing consumer loans and lower-cost deposit relationships.

The Board of Directors and management are very pleased with the 15.4% increase in diluted earnings per share. We look forward to the challenges ahead and anticipate many good years ahead for First Capital, Inc. and First Harrison Bank. Please remember to refer your family and friends to First Harrison Bank for all of their financial needs. We make decisions locally and serve our customers locally, not from some impersonal and remote 800 telephone number.

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

FINANCIAL CONDITION DATA:

	At December 31,
	2005	2004	2003	2002	2001
	(In thousands)
Total assets	$438,354	$425,302	$409,138	$308,553	$282,823
Cash and cash equivalents (1)	14,673	17,425	13,561	12,653	12,382
Securities available for sale	75,721	65,192	66,244	64,980	54,891
Securities held to maturity	1,194	1,258	1,507	1,474	1,836
Net loans	322,453	317,086	304,200	215,996	201,730
Deposits	317,264	316,462	302,468	216,202	204,122
Retail repurchase agreements	10,704	635	520	457	284
Advances from Federal Home Loan Bank	65,947	65,099	60,242	53,320	42,825
Total stockholders’ equity	41,957	40,714	43,895	36,330	33,481

OPERATING DATA:

	For the Year Ended December 31,
	2005	2004	2003	2002	2001
	(In thousands)
Interest income	$23,659	$22,109	$21,303	$18,912	$18,960
Interest expense	10,343	9,117	8,715	8,802	9,842

Net interest income	13,316	12,992	12,588	10,110	9,118
Provision for loan losses	563	510	725	305	66

Net interest income after provision for loan losses	12,753	12,482	11,863	9,805	9,052

Noninterest income	2,961	2,666	2,276	1,737	1,706
Noninterest expense (2)	10,112	9,918	8,736	6,531	5,945

Income before income taxes	5,602	5,230	5,403	5,011	4,813

Income tax expense	1,914	1,799	1,870	1,763	1,714

Net Income	$3,688	$3,431	$3,533	$3,248	$3,099

PER SHARE DATA:
Net income - basic	$1.44	$1.24	$1.30	$1.31	$1.26
Net income - diluted	1.42	1.23	1.29	1.30	1.25
Dividends	0.62	0.60	0.56	0.52	0.48

(1)	Includes cash and due from banks, interest-bearing deposits in other depository institutions and federal funds sold.
(2)	Includes merger-related expenses of $97,000 in 2003.

SELECTED FINANCIAL AND OTHER DATA - CONTINUED

SELECTED FINANCIAL RATIOS:

	At and For the Year Ended December 31,
	2005	2004	2003	2002	2001
Performance Ratios:

Return on assets (1)	0.86%	0.82%	0.93%	1.10%	1.17%
Return on average equity (2)	8.91%	7.75%	8.70%	9.32%	9.49%
Dividend payout ratio (3)	43.05%	47.65%	43.03%	39.90%	38.52%
Average equity to average assets	9.61%	10.60%	10.68%	11.77%	12.31%
Interest rate spread (4)	3.02%	3.06%	3.25%	3.16%	3.01%
Net interest margin (5)	3.39%	3.42%	3.62%	3.70%	3.73%
Noninterest expense to average assets	2.35%	2.38%	2.30%	2.20%	2.24%
Average interest earning assets to average interest bearing liabilities	114.11%	115.03%	115.02%	117.39%	118.41%

Regulatory Capital Ratios:

Tier I - adjusted total assets	7.94%	7.74%	8.70%	10.92%	11.25%
Tier I - risk based	12.86%	12.47%	13.42%	18.83%	19.67%
Total risk-based	13.39%	12.92%	14.35%	19.52%	20.36%

Asset Quality Ratios:

Nonperforming loans as a percent of net loans (6)	0.99%	1.12%	1.74%	0.64%	0.62%
Nonperforming assets as a percent of total assets (7)	0.90%	0.94%	1.35%	0.48%	0.52%
Allowance for loan losses as a percent of gross loans receivable	0.64%	0.76%	0.77%	0.55%	0.54%

(1)	Net income divided by average assets.
(2)	Net income divided by average equity.
(3)	Dividends declared per share divided by net income per share.
(4)	Difference between weighted average yield on interest-earning assets and weighted average cost of interest-bearing liabilities.
(5)	Net interest income as a percentage of average interest-earning assets.
(6)	Nonperforming loans consist of loans accounted for on a nonaccrual basis and accruing loans 90 days or more past due.
(7)	Nonperforming assets consist of nonperforming loans and real estate acquired in settlement of loans, but exclude restructured loans.

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

Operating Strategy

The Company is the parent company of an independent community-oriented financial institution that delivers quality customer service and offers a wide range of deposit, loan and investment products to its customers. The commitment to customer needs, the focus on providing consistent customer service, and community service and support are the keys to the Bank’s past and future success. The Company has no other material income other than that generated by the Bank and its subsidiaries.

The Bank’s primary business strategy is attracting deposits from the general public and using those funds to originate one-to-four-family residential mortgage loans, multi-family residential loans, commercial real estate and business loans and consumer loans. The Bank invests excess liquidity primarily in interest-bearing deposits with the Federal Home Loan Bank of Indianapolis and other financial institutions, federal funds sold, U.S. government and agency securities, local municipal obligations and mortgage-backed securities.

In recent years, the Company’s operating strategy has also included strategies designed to enhance profitability by increasing sources of noninterest income and improving operating efficiency while managing its capital and limiting its credit risk and interest rate risk exposures. To accomplish these objectives, the Company has focused on the following:

•	Control credit risk by focusing on the origination of one-to-four-family residential mortgage loans and consumer loans, consisting primarily of home equity loans and lines of credit, while increasing the market share of commercial real estate and small business loans.

•	Focus on growth at the branch offices in commercial deposit and loan relationships.

•	Capitalize on our branch locations to further expand our market share in Southern Indiana and particularly in Floyd County.

•	Increase fee income from secondary market mortgage originations by having dedicated originators serving each office.

•	Continue to invest in technology to increase productivity and efficiency, increase growth of our Internet banking service, bill payment service, and the Company’s ability to provide customer information at our teller lines in minutes versus days.

•	Engage in a capital management strategy to repurchase Company stock and pay dividends to enhance shareholder value.

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

Comparison of Operating Results

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Net Income. Net income was $3.7 million ($1.42 per share diluted; weighted average common shares outstanding of 2,589,672, as adjusted) for the year ended December 31, 2005 compared to $3.4 million ($1.23 per share diluted; weighted average common shares outstanding of 2,798,253, as adjusted) for the year ended December 31, 2004. The increase was attributable primarily to increases in net interest income of $325,000 and noninterest income of $295,000 partially offset by an increase in noninterest expense of $194,000.

Net Interest Income. Net interest income increased $325,000, or 2.5%, from $13.0 million in 2004 to $13.3 million in 2005 primarily due to an increase in average interest-earning assets during 2005 offset by an increase in average interest-bearing liabilities and a decrease in the interest rate spread.

Total interest income increased 7.0% from $22.1 million in 2004 to $23.7 million in 2005. This increase was primarily a result of higher yields due to higher market interest rates. Interest on loans increased $1.0 million primarily as a result of an increase in the average yield on those loans from 6.13% in 2004 to 6.41% in 2005. Interest on investment securities increased $395,000 during 2005 due to an increase in the average balance of those investments during the year. Interest income on federal funds sold and interest-bearing deposits with banks increased $113,000 primarily due to an increase in the average yield on those earning assets from 1.52% in 2004 to 3.01% in 2005. The average balance of interest-earning assets increased 3.3% from $390.5 million in 2004 to $403.5 million in 2005. The average tax equivalent yield on interest-earning assets increased from 5.75% in 2004 to 5.95% in 2005. Management has continued to focus loan origination efforts on variable-rate loans. These loans now comprise 33% of the total loan portfolio, compared to 31% at the end of 2004. As market interest rates increased during 2005, the yield on variable-rate loans scheduled to reprice during the year increased.

Total interest expense increased from $9.1 million for 2004 to $10.3 million for 2005. This increase was primarily due to an increase in the average cost of funds from 2.69% in 2004 to 2.93% in 2005. This increase was primarily due to higher rates on savings and demand deposit accounts as the Federal Reserve Bank increased target interest rates by 2.00% during 2005. Any rate increase by the Bank on savings or demand deposit accounts has an immediate effect on depositor accounts while time deposits do not reprice until renewal. The average balances of deposits and borrowed funds were $284.0 million and $69.5 million, respectively, for 2005. In 2004, those average balances were $276.1 million and $63.4 million. For further information, see “Average Balance Sheets” below. The changes in interest income and interest expense resulting from changes in volume and changes in rates for 2005 and 2004 are shown in the schedule captioned “Rate/Volume Analysis” included herein.

Provision for Loan Losses. The provision for loan losses was $563,000 for 2005 compared to $510,000 for 2004. During 2005, the net loan portfolio growth was $5.4 million, primarily due to increases in consumer and commercial business loans. The consistent application of management’s allowance methodology resulted in an increase in the provision for loan losses due to net charge-offs during 2005 of $937,000 compared to $465,000 for 2004. This increase was partially offset by the improvement in asset quality as nonperforming loans decreased from $3.6 million at December 31, 2004 and to $3.2 million at December 31, 2005. The provisions were recorded to bring the allowance to the level determined in applying the allowance methodology after reduction for net charge-offs during the year. See “Asset Quality.”

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

Noninterest income. Noninterest income increased $295,000, or 11.1%, to $3.0 million for 2005 compared to $2.7 million in 2004 primarily due to increases in service charges on deposit accounts and gains on the sale of mortgage loans of $198,000 and $49,000, respectively. The increase in service charges on deposit accounts was due to the increased number of transaction accounts as there were no fee changes during the year. In 2005, the Bank continued its mortgage banking activities which began in 2003. The Bank is now able to offer an increased number of mortgage products to borrowers while continuing to reduce the concentration of long-term fixed rate mortgage loans. For a discussion of our mortgage banking operations, see Note 1 in the accompanying Notes to Consolidated Financial Statements.

Noninterest expense. Noninterest expense increased $194,000, or 2.0%, to $10.1 million for 2005 compared to $9.9 million in 2004. The increase results primarily from increases of $107,000 in occupancy and equipment and $61,000 in advertising expenses. The increase in occupancy costs is attributable to increases of $76,000 in equipment depreciation and maintenance and $23,000 in personal and property taxes.

Income tax expense. Income tax expense for the year ended December 31, 2005 was $1.9 million compared to $1.8 million for 2004. The effective tax rate for 2005 was 34.2% compared to 34.4% for 2004. See Note 13 in the accompanying Notes to Consolidated Financial Statements.

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

Provision for Loan Losses. The provision for loan losses was $510,000 for 2004 compared to $725,000 for 2003. During 2004, the net loan portfolio growth was $12.9 million, primarily due to increases in home equity lines of credit and commercial business loans. The consistent application of management’s allowance methodology resulted in a decrease in the provision for loan losses due to net charge-offs during 2004 of $465,000 compared to $575,000 for 2003 and the improvement in asset quality as nonperforming loans decreased from $5.3 million at December 31, 2003 to $3.6 million at December 31, 2004. The provisions were recorded to bring the allowance to the level determined in applying the allowance methodology after reduction for net charge-offs during the year. See “Asset Quality.”

Noninterest income. Noninterest income increased $390,000, or 17.2%, for 2004 compared to 2003 primarily due to increases in gains on the sale of mortgage loans and mortgage brokerage fees of $154,000 and $82,000, respectively. In mid-2003, the Bank resumed its mortgage banking activities and 2004 was the first full year with a mortgage banking operation. Since the resumption of this business, we have improved our interest rate risk, reduced our concentration in long-term fixed-rate mortgage loans, increased fee income, and expanded our mortgage products to potential borrowers. For a discussion of our mortgage banking operations, see Note 1 in the accompanying Notes to Consolidated Financial Statements. Service charges on deposits increased during 2004 by $142,000 primarily due to the increased number of transaction accounts. During 2004, the Bank also recognized a $43,000 gain on the sale of a parcel of land adjacent to a branch office.

Noninterest expense. Noninterest expense increased $1.2 million, or 13.5%, to $9.9 million for 2004 compared to $8.7 million in 2003. The increase results primarily from a $930,000 increase in compensation and benefits expense. A large part of the compensation and benefits increase can be attributed to the March 2003 acquisition of Hometown. The expenses associated with the additional employees from the acquisition were on the books for the entire year during 2004 compared to nine months in 2003. Another significant factor in the increase in compensation and benefits was the reduction in the deferral of direct loan origination costs in 2004. The low interest rates and corresponding large number of mortgage refinancings during 2003 reduced compensation and benefits by $529,000 in that period. During 2004, the Bank recorded deferrals of direct loan origination costs of $293,000 as the pace of loan originations declined due to an increase in market interest rates. Professional fees increased $49,000 for 2004 compared to the prior year primarily due to costs associated with the organization of subsidiaries formed to manage a portion of the Bank’s investment securities portfolio and legal services related to problem loans. Other operating expenses increased $179,000 during 2004 including an increase in charitable contributions of $63,000 as the Bank fulfilled commitments to help fund the construction of a local YMCA and youth baseball fields. Expenses and losses recognized on foreclosed real estate also increased from $18,000 for 2003 to $76,000 for 2004 as the Bank continued its efforts to reduce nonperforming assets.

Income tax expense. Income tax expense for the year ended December 31, 2004 was $1.8 million compared to $1.9 million for 2003. The effective tax rate for 2004 was 34.4% compared to 34.6% for 2003. See Note 13 in the accompanying Notes to Consolidated Financial Statements.

AVERAGE BALANCE SHEETS

The following table sets forth certain information for the periods indicated regarding average balances of assets and liabilities, as well as the total dollar amounts of interest income from average interest-earning assets and interest expense on average interest-bearing liabilities and average yields and costs. Such yields and costs for the periods indicated are derived by dividing income or expense by the average historical cost balances of assets or liabilities, respectively, for the periods presented and do not give effect to changes in fair value that are included as a separate component of stockholders’ equity. Average balances are derived from daily balances. Tax-exempt income on loans and investment securities has been adjusted to a tax equivalent basis using the federal marginal tax rate of 34%.

	Year ended December 31,
	2005			2004			2003
(Dollars in thousands)	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
Interest-earning assets:
Loans (1) (2)	$318,616	$20,410	6.41%	$316,700	$19,405	6.13%	$276,460	$18,249	6.60%
Investment securities:
Taxable (3)	62,092	2,421	3.90%	53,741	2,059	3.83%	58,146	2,382	4.10%
Tax-exempt	16,147	973	6.03%	14,440	904	6.26%	12,414	812	6.54%

Total investment securities	78,239	3,394	4.34%	68,181	2,963	4.35%	70,560	3,194	4.53%

Federal funds sold and interest-bearing deposits with banks	6,609	199	3.01%	5,642	86	1.52%	8,464	150	1.77%

Total interest-earning assets	403,464	24,003	5.95%	390,523	22,454	5.75%	355,484	21,593	6.07%

Noninterest-earning assets	27,420			26,994			24,567

Total assets	$430,884			$417,517			$380,051

Interest-bearing liabilities:
Interest-bearing demand deposits	$91,177	$1,171	1.28%	$84,375	$724	0.86%	$73,743	$724	0.98%
Savings accounts	34,261	263	0.77%	35,455	278	0.78%	27,109	234	0.86%
Time deposits	158,609	5,598	3.53%	156,257	4,912	3.14%	153,323	4,793	3.13%

Total deposits	284,047	7,032	2.48%	276,087	5,914	2.14%	254,175	5,751	2.26%

Retail repurchase agreements	7,986	273	3.42%	295	4	1.36%	157	1	0.64%
FHLB advances	61,535	3,038	4.94%	63,120	3,199	5.07%	54,722	2,963	5.41%

Total interest-bearing liabilities	353,568	10,343	2.93%	339,502	9,117	2.69%	309,054	8,715	2.82%

Noninterest-bearing liabilities:
Noninterest-bearing deposits	33,265			29,869			26,418
Other liabilities	2,656			3,876			3,983

Total liabilities	389,489			373,247			339,455
Stockholders’ equity	41,395			44,270			40,596

Total liabilities and stockholders’ equity	$430,884			$417,517			$380,051

Net interest income		$13,660			$13,337			$12,878

Interest rate spread			3.02%			3.06%			3.25%

Net interest margin			3.39%			3.42%			3.62%

Ratio of average interest-earning assets to average interest-bearing liabilities			114.11%			115.03%			115.02%

(1)	Interest income on loans includes fee income of $383,000, $400,000 and $554,000 for the years ended December 31, 2005, 2004 and 2003 respectively.
(2)	Average loans includes loans held for sale and nonperforming loans.
(3)	Includes taxable debt and equity securities and Federal Home Loan Bank Stock.

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

	2005 Compared to 2004 Increase (Decrease) Due to				2004 Compared to 2003 Increase (Decrease) Due to
	Rate	Volume	Rate/ Volume	Net	Rate	Volume	Rate/ Volume	Net
	(In thousands)
Interest-earning assets:
Loans	$886	$114	$5	$1,005	$(1,308)	$2,653	$(189)	$1,156
Investment securities:
Taxable	36	320	6	362	(155)	(180)	12	(323)
Tax-exempt	(34)	107	(4)	69	(35)	133	(6)	92

Total investment securities	2	427	2	431	(190)	(47)	6	(231)

Federal funds sold and interest-bearing deposits with banks	84	15	14	113	(21)	(50)	7	(64)

Total net change in income on interest-earning assets	972	556	21	1,549	(1,519)	2,556	(176)	861

Interest-bearing liabilities:
Interest-bearing deposits	927	164	27	1,118	(306)	495	(26)	163
Retail repurchase agreements	6	105	158	269	1	1	1	3
FHLB advances	(83)	(80)	2	(161)	(188)	453	(29)	236

Total net change in expense on interest-bearing liabilities	850	189	187	1,226	(493)	949	(54)	402

Net change in net interest income	$122	$367	$(166)	$323	$(1,026)	$1,607	$(122)	$459

Comparison of Financial Condition at December 31, 2005 and 2004

Total assets increased 3.1% from $425.3 million at December 31, 2004 to $438.4 million at December 31, 2005 primarily due to an increase in securities available for sale funded by an increase in retail repurchase agreements.

Net loans increased 1.7% from $317.1 million at December 31, 2004 to $322.5 million at December 31, 2005. The largest area of loan growth was in commercial business lending which increased $3.8 million, or 18.0%, to $24.6 million at December 31, 2005. Small business lending was a key focus of management during 2005 and will remain so for 2006. The Bank’s loans secured by commercial business assets grew as a result of marketing efforts and a growing presence in the Floyd and Clark County, Indiana markets. Consumer loans increased $4.3 million during 2005 primarily due to increases in home equity and second mortgage loans and automobile loans. Residential mortgage loans decreased $1.5 million during 2005 as the Bank continued to expand its mortgage banking activities. The Bank originated $27.0 million in new residential mortgages for the secondary market during 2005. These loans were either originated and funded by us and sold in the secondary market or originated as an agent for a third-party mortgage company. Of this total, $14.4 million paid off existing loans in the Bank’s portfolio. Originating mortgage loans for sale or serving as an agent for a third-party mortgage company allows us to better manage our interest rate risk, while offering a full line of mortgage products to prospective customers.

Securities available for sale, at fair value, consisting primarily of U. S. agency mortgage-backed obligations, U. S. agency notes and bonds, municipal obligations, and corporate notes increased $10.5 million, or 16.2%, from $65.2 million at December 31, 2004 to $75.7 million at December 31, 2005. Purchases of securities available for sale at both the Bank and First Harrison Investments totaled $23.6 million in 2005. These purchases were offset by maturities of $6.5 million and principal repayments of $5.2 million. We invest excess cash in securities that provide safety, liquidity and yield. Accordingly, we purchase mortgage-backed securities to provide cash flow for loan demand and deposit changes, purchase federal agency notes for short-term yield and low risk, municipals are purchased to improve our tax equivalent yield focusing on longer term profitability, and corporate notes are utilized primarily to match maturities with short-term funds provided by depositors.

The investment in securities held to maturity, consisting of federal agency mortgage-backed certificates and municipal obligations, totaled $1.2 million at December 31, 2005 compared to $1.3 million at December 31, 2004. During 2004, the Bank had maturities of $25,000 and principal repayments of $38,000.

Cash and cash equivalents decreased from $17.4 million at December 31, 2004 to $14.7 million at December 31, 2005 as excess funds were invested in higher-yielding loans and investment securities.

Total deposits remained relatively flat, increasing from $316.5 million at December 31, 2004 to $317.3 million at December 31, 2005. Noninterest-bearing demand deposits increased 3.9% to $35.1 million at December 31, 2005. Time deposits and money market accounts increased $3.0 million and $5.1 million, respectively, during 2005 while interest-bearing demand deposits and savings accounts decreased $4.8 million and $3.8 million, respectively, during the period. As market rates increased during 2005, many customers who had been keeping funds in savings and interest-bearing demand deposit accounts began to move those funds into certificates of deposit and money market accounts.

Federal Home Loan Bank borrowings increased $848,000 from $65.1 million at December 31, 2004 to $65.9 million at December 31, 2005. New advances of $28.0 million were drawn during the year, primarily to meet short-term liquidity needs. Principal payments on advances totaled $27.2 million during 2005.

Retail repurchase agreements increased from $635,000 at December 31, 2004 to $10.7 million at December 31, 2005. This increase was due to the successful efforts to acquire public funds which were put out for bid during the year.

Total stockholders’ equity increased from $40.7 million at December 31, 2004 to $42.0 million at December 31, 2005 primarily as a result of retained net income of $2.1 million partially offset by a $795,000 unrealized loss on available for sale securities. During 2005, the Company also repurchased 14,656 shares of its stock at a weighted average price of $18.54 per share. As of December 31, 2005, the Company had repurchased 264,398 shares of the 345,000 authorized by the Board of Directors under the current stock repurchase program.

Asset Quality

At December 31, 2005, nonperforming assets, consisting of nonaccrual loans, loans 90 days past due and still accruing and real estate owned, totaled $3.9 million, or 0.90% of total assets compared to a total of $4.0 million, or 0.94% of total assets, at December 31, 2004. At December 31, 2005 and 2004, impaired loans totaled $3.2 million and $3.6 million, respectively, as defined by Statement of Financial Accounting Standards No. 114, Accounting by Creditors for Impairment of a Loan. Impaired loans at December 31, 2005 and 2004 included nonaccrual loans of $1.9 million and $2.1 million, respectively, and loans 90 days past due still accruing interest of $1.3 million and $1.5 million, respectively. Loans 90 days past due may continue to accrue interest as long as the estimated value of the collateral and collection efforts are deemed sufficient to ensure full recovery. The related allowance for loan losses on impaired loans was $290,000 at December 31, 2005 and $820,000 at December 31, 2004. The average carrying value of impaired loans was $2.9 million and $4.2 million during the years ended December 31, 2005 and 2004, respectively, and interest income of $99,000 and $189,000 has been recognized on impaired loans during the period of impairment under the cash receipts method during 2005 and 2004, respectively. The reduction in nonperforming loans during 2005 primarily results from collection and recovery efforts including foreclosure or repossession activity. The Bank’s net charge-offs were $937,000, or 0.29% of average loans outstanding for the year ended December 31, 2005, compared to $465,000, or 0.15% of average loans outstanding for the year ended December 31, 2004. The allowance for loan losses was $2.1 million, or 0.64% of total loans, at December 31, 2005 compared to $2.5 million, or 0.76% of total loans, at December 31, 2004. The decrease in the ratio of the allowance for loan losses to total loans primarily results from a decrease in the specific allowances related to nonperforming loans which were reduced by charge-offs due to collection or recovery efforts in 2005. As a result of those recovery efforts, foreclosed real estate increased to $749,000 at December 31, 2005 compared to $442,000 at December 31, 2004. Foreclosed real estate consists of residential properties held for sale. During 2005 and 2004, foreclosure losses included in net charge-offs to the allowance for loan losses amounted to $235,000 and $152,000, respectively.

The following table presents an analysis of nonperforming assets as of December 31, 2005 and 2004:

(Dollars in thousands)	2005	2004
Nonperforming loans:
Nonaccrual loans	$1,906	$2,075
Loans 90 days past due still accruing interest	1,293	1,485

Total nonperforming loans	3,199	3,560

Foreclosed real estate, net	749	442

Total nonperforming assets	$3,948	$4,002

Nonperforming loans to net loans	0.99%	1.12%
Nonperforming loans to total assets	0.73%	0.84%
Nonperforming assets to total assets	0.90%	0.94%
Allowance for loan losses as a percentage of:
Outstanding loans	0.64%	0.76%
Nonperforming loans	65.77%	69.61%
Net charge-offs	224.55%	532.90%

Regulations require that the Bank classify its assets on a regular basis. There are three regulatory classifications for problem assets: substandard, doubtful and loss. Management regularly reviews the loan portfolio to determine whether any loans require classification or a change in classification. At December 31, 2005, the Bank had $151,000 in doubtful loans and $4.2 million in substandard loans, of which all but $359,000 are included in total nonperforming loans reported above. In addition to regulatory classifications, the Bank also classifies loans as “special mention” or “watch” when they are currently performing in accordance with their contractual terms but exhibit potential weaknesses that must be monitored by management on an ongoing basis. At December 31, 2005, the Bank identified $2.7 million as special mention or watch loans.

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

The methodology used in determining the allowance for loan losses includes segmenting the loan portfolio by identifying risk characteristics common to pools of loans, determining and measuring impairment of individual loans based on the present value of expected future cash flows or the fair value of collateral, and determining and measuring impairment for pools of loans with similar characteristics by applying loss factors that consider the qualitative factors which may affect the loss rates.

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

For loans evaluated on a pool basis, management applies loss factors to pools of loans with common risk characteristics (i.e., residential mortgage loans, home equity loans, credit card loans). The loss factors are derived from the Bank’s historical loss experience or, where the Bank does not have loss experience, the peer group historical loss experience. Peer group historical loss experience is used after evaluating the attributes of the Bank’s loan portfolio as compared to the peer group which is considered to be community banks located in the central region of the United States. Loss factors are adjusted for significant environmental factors that, in management’s judgment, affect the collectibility of the loan portfolio segment. The significant environmental factors include the levels and trends in charge-offs and recoveries, trends in volume and terms of loans, levels and trends in delinquencies, the effects of changes in underwriting standards and other lending practices or procedures, the experience and depth of the lending management and staff, effects of changes in credit concentration, changes in industry and market conditions and national and local economic trends and conditions. Management evaluates these conditions on a quarterly basis and evaluates and modifies the assumptions used in establishing the loss factors.

Off-Balance-Sheet Arrangements

The Company is a party to financial instruments with off-balance-sheet risk including commitments to extend credit under existing lines of credit and commitments to originate loans. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated financial statements.

Off-balance-sheet financial instruments whose contract amounts represent credit and interest rate risk are summarized as follows:

	At December 31,
	2005	2004
	(In thousands)
Commitments to originate new loans	$12,720	$3,823
Undisbursed portion of construction loans	6,133	6,607
Unfunded commitments to extend credit under existing commercial and personal lines of credit	34,061	27,236
Standby letters of credit	1,029	1,338

The Company does not have any special purpose entities, derivative financial instruments or other forms of off-balance-sheet financing arrangements.

Commitments to originate new loans or to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Loan commitments generally expire within 30 to 45 days. Most equity line commitments are for a term of 5 to 10 years and commercial lines of credit are generally renewable on an annual basis. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amounts of collateral obtained, if deemed necessary by the Company upon extension of credit, are based on management’s credit evaluation of the borrower.

Contractual Obligations

The following table summarizes information regarding the Company’s contractual obligations as of December 31, 2005:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(In thousands)
Deposits	$317,264	$225,353	$65,603	$25,384	$924
Federal Home Loan Bank advances	65,947	13,486	15,631	24,101	12,729
Retail repurchase agreements	10,704	10,704	—	—	—
Operating lease obligations	186	39	79	68	—

Total contractual obligations	$394,101	$249,582	$81,313	$49,553	$13,653

Liquidity and Capital Resources

Liquidity refers to the ability of a financial institution to generate sufficient cash flow to fund current loan demand, meet deposit withdrawals and pay operating expenses. The Bank’s primary sources of funds are new deposits and proceeds from loan repayments and prepayments and from the maturity of securities. The Bank may also borrow from the Federal Home Loan Bank of Indianapolis. While loan repayments and maturities of securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by market interest rates, general economic conditions and competition. At December 31, 2005, the Bank had cash and interest-bearing deposits with banks of $14.7 million and securities available for sale with a fair value of $75.7 million. If the Bank requires funds beyond its ability to generate them internally, it has additional borrowing capacity with the Federal Home Loan Bank of Indianapolis and collateral eligible for repurchase agreements.

The Bank must maintain an adequate level of liquidity to ensure the availability of sufficient funds to support loan growth and deposit withdrawals, to satisfy financial commitments and to take advantage of investment opportunities. At December 31, 2005, the Bank had total commitments to extend credit of $52.9 million. See Note 17 in the accompanying Notes to Consolidated Financial Statements. At December 31, 2005, the Bank had certificates of deposit scheduled to mature within one year of $65.8 million. Historically, the Bank has been able to retain a significant amount of its deposits as they mature.

The Bank is required to maintain specific amounts of capital pursuant to OTS regulations. As of December 31, 2005, the Bank was in compliance with all regulatory capital requirements which were effective as of such date with tangible, core and risk-based capital ratios of 7.9%, 7.9% and 13.4%, respectively. See Note 20 in the accompanying Notes to Consolidated Financial Statements.

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

The Bank uses interest rate sensitivity analysis to measure its interest rate risk by computing changes in net portfolio value (NPV) of its cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. NPV represents the market value of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items. This analysis assesses the risk of loss in market risk sensitive instruments in the event of a sudden and sustained 200 basis point decrease to a 300 basis point increase in market interest rates with no effect given to any steps that management might take to counter the effect of that interest rate movement. Using data compiled by the OTS, the Bank receives a report that measures interest rate risk by modeling the change in NPV over a variety of interest rate scenarios. This procedure for measuring interest rate risk was developed by the OTS to replace the “gap” analysis (the difference between interest-earning assets and interest-bearing liabilities that mature or reprice within a specific time period).

The following tables are provided by the OTS and set forth the change in the Bank’s NPV at December 31, 2005 and 2004, based on OTS assumptions that would occur in the event of an immediate change in interest rates, with no effect given to any steps that management might take to counteract that change. Due to the level of market interest rates at the given dates, the tables provide information for only a sustained 100 basis point decrease in market interest rates at December 31, 2004 and sustained 100 and 200 basis point decreases at December 31, 2005.

	At December 31, 2005
	Net Portfolio Value			Net Portfolio Value as a Percent of Present Value of Assets

Change In Rates	Dollar Amount	Dollar Change	Percent Change	NPV Ratio	Change
	(Dollars in thousands)
300bp	$39,849	$(12,408)	(24)%	9.33%	(230)bp
200bp	44,647	(7,610)	(15)	10.27	(136)bp
100bp	49,055	(3,202)	(6)	11.09	(54)bp
—bp	52,257	—	—	11.63	—bp
(100)bp	52,955	698	1	11.66	3 bp
(200)bp	50,286	(1,971)	(4)	11.03	(60)bp

	At December 31, 2004
	Net Portfolio Value			Net Portfolio Value as a Percent of Present Value of Assets

Change In Rates	Dollar Amount	Dollar Change	Percent Change	NPV Ratio	Change
	(Dollars in thousands)
300bp	$39,696	$(9,568)	(19)%	9.50%	(173)bp
200bp	44,144	(5,138)	(10)	10.36	(87)bp
100bp	47,771	(1,511)	(3)	11.02	(21)bp
—bp	49,282	—	—	11.23	—bp
(100)bp	47,665	(1,617)	(3)	10.79	(44)bp

The preceding tables indicate that the Bank’s NPV would be expected to decrease in the event of a sudden and sustained increase or 200-basis point decrease in prevailing market interest rates, but would be expected to increase in the event of a sudden and sustained 100-basis point decrease in rates. The expected decrease in the Bank’s NPV given an increase in rates is primarily attributable to the relatively high percentage of fixed-rate loans in the Bank’s loan portfolio. At December 31, 2005, approximately 67% of the loan portfolio consisted of fixed-rate loans.

Certain assumptions utilized by the OTS in assessing the interest rate risk of savings associations within its region were utilized in preparing the preceding tables. These assumptions relate to interest rates, loan prepayments, deposit decay rates, and the market values of certain assets under differing interest rate scenarios, among others.

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

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

First Capital, Inc.

Corydon, Indiana

We have audited the accompanying consolidated balance sheets of First Capital, Inc. and Subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Capital, Inc. and Subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

New Albany, Indiana

January 13, 2006

MONROE SHINE & CO., INC. ♦ CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS CONSULTANTS

FIRST CAPITAL, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS
Cash and due from banks	$12,625,002	$14,191,132
Interest bearing deposits with banks	1,779,706	2,174,786
Federal funds sold	268,000	1,059,000

Total cash and cash equivalents	14,672,708	17,424,918

Securities available for sale, at fair value	75,720,846	65,192,107
Securities-held to maturity (fair value $1,292,809; $1,349,452 in 2004)	1,193,732	1,257,656
Loans held for sale	—	509,900
Loans, net of allowance for loan losses of $2,104,201 in 2005 and $2,478,081 in 2004	322,452,904	317,086,336
Federal Home Loan Bank stock, at cost	3,745,900	3,668,200
Foreclosed real estate	749,301	441,957
Premises and equipment	9,287,373	9,896,137
Accrued interest receivable	2,462,279	2,103,856
Cash value of life insurance	1,308,154	1,268,569
Goodwill	5,386,279	5,386,279
Core deposit intangibles	462,784	535,692
Other assets	911,267	530,462

Total Assets	$438,353,527	$425,302,069

LIABILITIES
Deposits:
Noninterest-bearing	$35,110,588	$33,800,920
Interest-bearing	282,153,736	282,660,921

Total deposits	317,264,324	316,461,841

Retail repurchase agreements	10,704,273	635,053
Advances from Federal Home Loan Bank	65,947,229	65,099,050
Accrued interest payable	1,497,711	1,285,812
Accrued expenses and other liabilities	983,277	1,105,971

Total Liabilities	396,396,814	384,587,727

STOCKHOLDERS’ EQUITY
Preferred stock of $.01 par value per share authorized 1,000,000 shares; none issued	—	—
Common stock of $.01 par value per share authorized 5,000,000 shares; issued 2,852,509 shares (2,846,457 shares in 2004)	28,525	28,465
Additional paid-in capital	19,403,031	19,278,166
Retained earnings-substantially restricted	28,988,881	26,888,417
Accumulated other comprehensive income (loss)	(765,764)	29,150
Unearned stock compensation	(1,714)	(3,281)
Unearned ESOP shares	(246,010)	(328,010)
Less treasury stock, at cost - 264,398 shares (249,742 shares in 2004)	(5,450,236)	(5,178,565)

Total Stockholders’ Equity	41,956,713	40,714,342

Total Liabilities and Stockholders’ Equity	$438,353,527	$425,302,069

See notes to consolidated financial statements.

FIRST CAPITAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

	2005	2004	2003
INTEREST INCOME
Loans, including fees	$20,397,143	$19,367,478	$18,234,189
Securities
Taxable	2,258,113	1,908,963	2,231,258
Tax-exempt	642,112	596,469	536,203
Federal Home Loan Bank dividends	162,884	149,739	150,734
Interest-bearing deposits in banks	198,762	86,141	150,236

Total interest income	23,659,014	22,108,790	21,302,620

INTEREST EXPENSE
Deposits	7,031,521	5,914,057	5,750,558
Retail repurchase agreements	272,864	3,575	1,180
Advances from Federal Home Loan Bank	3,038,178	3,199,488	2,963,185

Total interest expense	10,342,563	9,117,120	8,714,923

Net interest income	13,316,451	12,991,670	12,587,697

Provision for loan losses	563,415	510,000	725,000

Net interest income after provision for loan losses	12,753,036	12,481,670	11,862,697

NONINTEREST INCOME
Service charges on deposit accounts	2,121,020	1,923,415	1,781,611
Commission income	336,478	317,607	310,668
Gain on sale of securities	—	—	50,938
Gain on sale of mortgage loans	214,562	165,145	11,581
Mortgage brokerage fees	157,781	141,165	58,948
Other income	130,859	118,809	62,105

Total noninterest income	2,960,700	2,666,141	2,275,851

NONINTEREST EXPENSE
Compensation and benefits	5,701,897	5,662,764	4,733,067
Occupancy and equipment	1,154,413	1,047,305	1,014,574
Data processing	711,801	777,491	769,511
Professional fees	368,720	325,611	276,738
Advertising	325,643	264,867	280,591
Other expenses	1,849,253	1,839,654	1,660,858

Total noninterest expense	10,111,727	9,917,692	8,735,339

Income before income taxes	5,602,009	5,230,119	5,403,209
Income tax expense	1,913,762	1,798,737	1,870,145

Net Income	$3,688,247	$3,431,382	$3,533,064

Net income per common share, basic	$1.44	$1.24	$1.30

Net income per common share, diluted	$1.42	$1.23	$1.29

See notes to consolidated financial statements.

FIRST CAPITAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Unearned Stock Compensation	Unearned ESOP Shares	Treasury Stock	Total
Balances at January 1, 2003	$25,518	$12,954,838	$23,079,438	$970,977	$(143,582)	$(440,760)	$(116,655)	$36,329,774

COMPREHENSIVE INCOME
Net income	—	—	3,533,064	—	—	—	—	3,533,064
Other comprehensive income:
Change in unrealized gain on securities available for sale, net of deferred income tax benefit of $367,113	—	—	—	(559,737)	—	—	—	(559,737)
Less: Reclassification adjustment net of deferred income tax benefit of $20,177	—	—	—	(30,761)	—	—	—	(30,761)

Total comprehensive income								2,942,566

Acquisition of Hometown Bancshares, Inc.	2,854	6,105,473	—	—	—	—	—	6,108,327
Cash dividends ($0.56 per share)	—	—	(1,520,399)	—	—	—	—	(1,520,399)
Options exercised	66	85,051	—	—	—	—	—	85,117
Shares released by ESOP trust	—	37,426	—	—	—	41,000		78,426
Stock compensation expense	—	—	—	—	70,156	—	—	70,156
Purchase of 9,659 treasury shares	—	—	—	—	—	—	(198,742)	(198,742)

Balances at December 31, 2003	28,438	19,182,788	25,092,103	380,479	(73,426)	(399,760)	(315,397)	43,895,225

COMPREHENSIVE INCOME
Net income	—	—	3,431,382	—	—	—	—	3,431,382
Other comprehensive income:
Change in unrealized gain on securities available for sale, net of deferred income tax benefit of $230,438	—	—	—	(351,329)	—	—	—	(351,329)
Less: Reclassification adjustment	—	—	—	—	—	—	—	—

Total comprehensive income								3,080,053

Cash dividends ($0.60 per share)	—	—	(1,635,068)	—	—	—	—	(1,635,068)
Options exercised	27	31,228	—	—	—	—	—	31,255
Shares released by ESOP trust	—	64,150	—	—	—	71,750		135,900
Stock compensation expense	—	—	—	—	70,145	—	—	70,145
Purchase of 231,103 treasury shares	—	—	—	—	—	—	(4,863,168)	(4,863,168)

Balances at December 31, 2004	$28,465	$19,278,166	$26,888,417	$29,150	$(3,281)	$(328,010)	$(5,178,565)	$40,714,342

See notes to consolidated financial statements.

FIRST CAPITAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY - CONTINUED

YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Unearned Stock Compensation	Unearned ESOP Shares	Treasury Stock	Total
Balances at December 31, 2004	$28,465	$19,278,166	$26,888,417	$29,150	$(3,281)	$(328,010)	$(5,178,565)	$40,714,342

COMPREHENSIVE INCOME
Net income	—	—	3,688,247	—	—	—	—	3,688,247
Other comprehensive income:
Change in unrealized gain on securities available for sale, net of deferred income tax benefit of $472,668	—	—	—	(794,914)	—	—	—	(794,914)
Less: Reclassification adjustment	—	—	—	—	—	—	—	—

Total comprehensive income								2,893,333

Cash dividends ($0.62 per share)	—	—	(1,587,783)	—	—	—	—	(1,587,783)
Options exercised	60	68,081	—	—	—	—	—	68,141
Shares released by ESOP trust	—	56,784	—	—	—	82,000		138,784
Stock compensation expense	—	—	—	—	1,567	—	—	1,567
Purchase of 14,656 treasury shares	—	—	—	—	—	—	(271,671)	(271,671)

Balances at December 31, 2005	$28,525	$19,403,031	$28,988,881	$(765,764)	$(1,714)	$(246,010)	$(5,450,236)	$41,956,713

See notes to consolidated financial statements.

FIRST CAPITAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

	2005	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$3,688,247	$3,431,382	$3,533,064
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of premium and accretion of discount on securities, net	137,240	224,042	376,025
Depreciation and amortization expense	820,870	818,109	723,963
Deferred income taxes	181,814	235,159	(212,976)
ESOP and stock compensation expense	155,012	226,321	154,929
(Increase) decrease in cash value of life insurance	(39,585)	(40,978)	39,326
Provision for loan losses	563,415	510,000	725,000
Gain on sale of securities	—	—	(50,938)
Proceeds from sale of mortgage loans	16,113,992	10,656,851	702,581
Mortgage loans originated for sale	(15,389,530)	(11,001,606)	(691,000)
Net gain on sale of mortgage loans	(214,562)	(165,145)	(11,581)
Stock dividends on Federal Home Loan Bank stock	(77,700)	(149,500)	(114,700)
(Increase) decrease in accrued interest receivable	(358,423)	69,970	(50,970)
Increase (decrease) in accrued interest payable	211,899	126,086	(196,079)
Net change in other assets/liabilities	(220,015)	306,137	551,086

Net Cash Provided By Operating Activities	5,572,674	5,246,828	5,477,730

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of securities available for sale	(23,639,163)	(27,634,588)	(34,646,974)
Proceeds from maturities of securities available for sale	6,523,000	23,735,600	23,140,000
Proceeds from maturities of securities held to maturity	25,000	166,100	118,000
Proceeds from sale of securities available for sale	—	—	2,550,938
Principal collected on mortgage-backed obligations	5,221,528	4,240,182	10,771,270
Net increase in loans receivable	(7,083,170)	(14,312,151)	(24,939,542)
Purchase of Federal Home Loan Bank stock	—	(424,200)	(63,800)
Proceeds from sale of Federal Reserve Bank stock	—	—	179,650
Proceeds from sale of foreclosed real estate	845,843	698,980	268,893
Purchase of premises and equipment	(139,198)	(350,705)	(1,307,904)
Net cash and cash equivalents acquired in merger	—	—	12,428,883

Net Cash Used In Investing Activities	(18,246,160)	(13,880,782)	(11,500,586)

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase in deposits	802,483	13,993,529	1,593,263
Advances from Federal Home Loan Bank	28,000,000	22,270,000	11,600,000
Repayment of advances from Federal Home Loan Bank	(27,151,821)	(17,412,497)	(4,678,004)
Net increase in retail repurchase agreements	10,069,220	114,822	63,499
Exercise of stock options	60,848	30,274	70,950
Purchase of treasury stock	(271,671)	(4,863,168)	(198,742)
Dividends paid	(1,587,783)	(1,635,066)	(1,520,399)

Net Cash Provided By Financing Activities	9,921,276	12,497,894	6,930,567

Net Increase (Decrease) in Cash and Cash Equivalents	(2,752,210)	3,863,940	907,711

Cash and cash equivalents at Beginning of Year	17,424,918	13,560,978	12,653,267

Cash and Cash Equivalents at End of Year	$14,672,708	$17,424,918	$13,560,978

See notes to consolidated financial statements.

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries and have been prepared in accordance with generally accepted accounting principles and conform to general practices in the banking industry. Intercompany balances and transactions have been eliminated. Certain prior year amounts have been reclassified to conform to the current year presentation.

Statements of Cash Flows

For purposes of the statements of cash flows, the Company considers all cash and amounts due from depository institutions, and federal funds sold to be cash and cash equivalents.

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

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(1 - continued)

Investment Securities

Securities Available for Sale: Securities available for sale consist of federal agency mortgage-backed and other debt securities, municipal debt securities, and mutual funds that are reported at fair value. Mortgage-backed securities represent participating interests in pools of long-term first mortgage loans originated and serviced by issuers of the securities or their agents. Amortization of premium and accretion of discount are recognized in interest income using methods approximating the interest method over the period to maturity. Unrealized gains and losses, net of tax, on securities available for sale are included in other comprehensive income and the accumulated unrealized holding gains and losses are reported as a separate component of equity until realized. Realized gains and losses on the sale of securities available for sale are determined using the specific identification method and are included in other noninterest income and, when applicable, are reported as a reclassification adjustment, net of tax, in other comprehensive income.

Securities Held to Maturity: Federal agency mortgage-backed securities and municipal debt securities for which the Bank has the positive intent and ability to hold to maturity are reported at cost, adjusted for amortization of premium and accretion of discount that are recognized in interest income using methods approximating the interest method over the period to maturity, adjusted for anticipated prepayments. Mortgage-backed securities represent participating interests in pools of long-term first mortgage loans originated and serviced by issuers of the securities or their agents.

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

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(1 - continued)

The accrual of interest income on a loan is discontinued and previously accrued interest is reversed, when interest or principal payments become ninety (90) days past due unless, in the opinion of management, the outstanding interest remains collectible. Past due status is determined based on contractual terms. Generally, by applying the cash receipts method, interest income is subsequently recognized only as received until the loan is returned to accrual status. The cash receipts method is used when the likelihood of further loss on the loan is remote. Otherwise, the Bank applies the cost recovery method and applies all payments as a reduction of the unpaid principal balance until the loan qualifies for return to accrual status. A loan is restored to accrual status when all principal and interest payments are brought current and the borrower has demonstrated the ability to make future payments of principal and interest as scheduled. The Bank’s practice is to charge off any loan or portion of a loan when the loan is determined by management to be uncollectible due to the borrower’s failure to meet repayment terms, the borrower’s deteriorating or deteriorated financial condition, the depreciation of the underlying collateral, the loans classification as a loss by regulatory examiners, or for other reasons.

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

At the time of foreclosure, foreclosed real estate is recorded at the lower of fair value less estimated costs to sell or cost, which becomes the property’s new basis. Any write-downs based on the property’s fair value at date of acquisition are charged to the allowance for loan losses. After foreclosure, valuations are periodically performed by management and property held for sale is carried at the lower of the new cost basis or fair value less cost to sell. Costs incurred in maintaining foreclosed real estate and subsequent impairment adjustments to the carrying amount of a property, if any, are included in other noninterest expense.

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

Goodwill and Other Intangibles

Goodwill recognized in a business combination represents the excess of the cost of the acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed. Goodwill is carried at its implied fair value and is evaluated for possible impairment at least annually or more frequently upon the occurrence of an event or change in circumstances that would more likely than not reduce the fair value of the reporting unit below its carrying amount. Such circumstances could include, but are not limited to: (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. If the carrying amount of the goodwill exceeds its implied fair value, an impairment loss is recognized in earnings equal to that excess amount. The loss recognized cannot exceed the carrying amount of goodwill. After a goodwill impairment loss is recognized, the adjusted carrying amount of goodwill is its new accounting basis.

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

Commitments to originate mortgage loans held for sale are considered derivative financial instruments to be accounted for at fair value. The Bank’s mortgage loan commitments subject to derivative accounting are fixed-rate mortgage loan commitments at market rates when initiated. At December 31, 2005, the Bank had commitments to originate $1.1 million in fixed-rate mortgage loans intended for sale in the secondary market after the loans are closed. Fair value is estimated based on fees that would be charged on commitments with similar terms.

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

Recent Accounting Pronouncements

The following are summaries of recently issued accounting pronouncements that impact the accounting and reporting practices of the Company:

In December 2004, FASB revised SFAS 123, Share-Based Payment. SFAS 123R requires that the compensation cost relating to share-based payment transactions be recognized in the financial statements based on the grant date fair value of the award. The compensation cost will be recognized over the period which an employee is required to provide service in exchange for the award (the requisite service period) which is usually the vesting period. In 2005, the FASB issued further guidance on the classification and measurement of freestanding financial instruments originally issued for employee service and the application of grant date as defined in SFAS 123R. This statement must be applied as of the first interim or annual reporting period of the first fiscal year that begins after June 15, 2005. Accordingly, this statement will apply to the Company’s stock option plan awards effective January 1, 2006. Under the statement’s transition provisions, compensation cost is recognized on or after the effective date for the portion of outstanding awards, for which the requisite service has not yet been rendered, based on the grant date fair value of those awards calculated under this statement. The adoption of this statement is not expected to have a material impact on the Company’s financial condition or results of operations.

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(1 - continued)

In December 2004, FASB issued SFAS 153, Exchanges of Nonmonetary Assets – An Amendment of APB Opinion No. 29. The guidance in APB Opinion No. 29 (APB 29) is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged with certain exceptions. This statement amends APB 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of this statement are to be applied prospectively and the statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of this statement is not expected to have a material impact on the Company’s financial condition or results of operations.

In May 2005, FASB issued SFAS 154, Accounting Changes and Error Corrections. The statement replaces APB Opinion No. 20 (APB 20), Accounting Changes, and SFAS 3, Reporting Accounting Changes in Interim Financial Statements, and applies to all voluntary changes in accounting principle and changes required by an accounting pronouncement that does not include specific transition provisions. The statement requires retrospective application of most voluntary changes in accounting principle, so that those changes will be reflected in financial statements presented for comparative purposes. The statement carries forward the guidance contained in APB 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate. SFAS 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005 with earlier application permitted for fiscal years beginning after June 1, 2005. The adoption of this statement is not expected to have a material impact on the Company’s financial condition or results of operations.

In November 2005, FASB issued FASB Staff Position (FSP) 115-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. This FSP provides additional guidance on when an investment in a debt or equity security should be considered impaired and when that impairment should be considered other-than-temporary and recognized as a loss in earnings. Specifically, the guidance clarifies that an investor should recognize an impairment loss no later than when the impairment is deemed other-than-temporary, even if a decision to sell has not been made. The FSP also requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in this FSP was applied in 2005.

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(2)	MERGER WITH HOMETOWN BANCSHARES, INC.

On March 20, 2003, the Company acquired 100% of the outstanding common shares of Hometown Bancshares, Inc. (Hometown), a bank holding company located in New Albany, Indiana, pursuant to an Agreement and Plan of Merger dated September 25, 2002. Hometown was the parent company of Hometown National Bank, which was merged with and into the Bank. The acquisition was made for the purpose of expanding the Company’s presence in the New Albany and Floyd County, Indiana market area, as the Company expected to benefit from growth in this market area, as well as from expansion of the banking services provided to the existing customers of Hometown.

Pursuant to the terms of the merger agreement, Hometown stockholders who elected to receive Company stock received 2.487 shares of Company common stock and Hometown stockholders who elected to receive cash received $46.50 in cash for each share of Hometown common stock. Hometown stockholders who did not submit properly completed election forms within the required time frame received 0.773 shares of Company common stock and $32.05 in cash for each share of Hometown common stock. The Company issued 285,370 shares of common stock and paid approximately $5.4 million in cash consideration to former Hometown stockholders. The value assigned to the common shares issued in the transaction was approximately $6.1 million determined by the average closing price of the Company’s common stock over a twenty-day period ended March 17, 2003. The transaction was accounted for using the purchase method of accounting. Accordingly, the results of operations of Hometown have been included in the Company’s results of operations since the date of acquisition. Under the purchase method of accounting, the purchase price is assigned to the assets acquired and liabilities assumed based on their estimated fair values, net of applicable income tax effects. The excess of cost over the fair value of the acquired net assets of approximately $5.4 million has been recorded as goodwill.

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

The Bank is required to maintain reserve balances on hand and with the Federal Reserve Bank which are noninterest bearing and unavailable for investment. The average amount of those reserve balances for the years ended December 31, 2005 and 2004 were approximately $5,652,000 and $4,565,000, respectively.

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(4)	INVESTMENT SECURITIES

Debt and equity securities have been classified in the balance sheets according to management’s intent. Investment securities at December 31, 2005 and 2004 are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2005:
Securities available for sale:
Federal agency mortgage-backed securities	$18,107,178	$5,394	$469,119	$17,643,453
Other debt securities:
Federal agency notes or bonds	38,998,351	951	752,825	38,246,477
Corporate notes	2,453,143	—	3,086	2,450,057
Municipal	15,965,706	134,223	102,649	15,997,280

Subtotal, debt securities	75,524,378	140,568	1,327,679	74,337,267

Mutual funds	1,403,901	—	20,322	1,383,579

Total securities available for sale	$76,928,279	$140,568	$1,348,001	$75,720,846

Securities held to maturity:
Federal agency mortgage-backed securities	$102,732	$472	$3,950	$99,254
Other debt securities:
Municipal	1,091,000	102,555	—	1,193,555

Total securities held to maturity	$1,193,732	$103,027	$3,950	$1,292,809

December 31, 2004:
Securities available for sale:
Federal agency mortgage-backed securities	$18,064,436	$20,025	$145,072	$17,939,389
Other debt securities:
Federal agency notes or bonds	30,566,601	71,057	197,845	30,439,813
Municipal	15,159,183	343,648	40,710	15,462,121

Subtotal, debt securities	63,790,220	434,730	383,627	63,841,323

Mutual funds	1,341,738	22,637	13,591	1,350,784

Total securities available for sale	$65,131,958	$457,367	$397,218	$65,192,107

Securities held to maturity:
Federal agency Mortgage-backed securities	$141,656	$2,850	$5,481	$139,025
Other debt securities:
Municipal	1,116,000	94,427	—	1,210,427

Total securities held to maturity	$1,257,656	$97,277	$5,481	$1,349,452

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(4 – continued)

During the year ended December 31, 2003, securities available for sale were sold for total proceeds of $2,550,938 resulting in gross realized gain of $50,938.

The amortized cost and fair value of debt securities as of December 31, 2005, by contractual maturity, are shown below. Expected maturities of mortgage-backed securities may differ from contractual maturities because the mortgages underlying the obligations may be prepaid without penalty.

	Securities Available for Sale		Securities Held to Maturity
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$6,506,924	$6,489,450	$36,964	$38,479
Due after one year through five years	40,742,303	40,059,266	178,966	186,334
Due after five years through ten years	5,547,427	5,585,287	75,070	76,787
Due after ten years	4,620,546	4,559,811	800,000	891,955

	57,417,200	56,693,814	1,091,000	1,193,555

Mortgage-backed securities	18,107,178	17,643,453	102,732	99,254

	$75,524,378	$74,337,267	$1,193,732	$1,292,809

Investment securities with a carrying amount of $500,593 were pledged to secure public deposits at December 31, 2005. Also see notes 10 and 11 regarding investment securities pledged for other purposes.

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

(4 – continued)

Information pertaining to securities with gross unrealized losses at December 31, 2005, aggregated by investment category and the length of time that individual securities have been in a continuous loss position, follows:

	Number Of Investment Positions	Fair Value	Gross Unrealized Losses
Securities available for sale:

Continuous loss position less than twelve months:

Federal agency mortgage-backed securities	9	$6,278,988	$116,502
Federal agency notes or bonds	26	19,232,241	196,377
Corporate notes	4	2,450,057	3,086
Municipal obligations	15	4,754,595	51,889
Mutual funds	1	1,111,442	7,006

Total less than twelve months	55	33,827,323	374,860

Continuous loss position more than twelve months:

Federal agency mortgage-backed securities	20	11,075,137	352,617
Federal agency notes or bonds	23	18,013,128	556,448
Municipal obligations	7	2,066,764	50,760
Mutual fund	1	272,138	13,316

Total more than twelve months	51	31,427,167	973,141

Total securities available for sale	106	$65,254,490	$1,348,001

Securities held to maturity:

Continuous loss position more than twelve months:

Federal agency mortgage-backed securities	2	$72,573	$3,950

At December 31, 2005, the 104 debt securities in the available for sale classification in a loss position had depreciated approximately 2% from the amortized cost basis. The two debt securities in the held to maturity classification in a loss position at December 31, 2004 had depreciated approximately 5% from the amortized cost basis. All of the debt securities in a loss position at December 31, 2005 were backed by federal or state governments or secured by mortgage loans. These unrealized losses related principally to current interest rates for similar types of securities. In analyzing an issuer’s financial condition, management considers whether the securities are issued by the federal government, its agencies or other governments, whether downgrades by bond rating agencies have occurred, and the results of reviews of the issuer’s financial condition. As management has the ability to hold debt securities until maturity, or for the foreseeable future if classified as available for sale, no declines are deemed to be other-than-temporary.

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(5)	LOANS

Loans at December 31, 2005 and 2004 consisted of the following:

	2005	2004
Real estate mortgage loans:
Residential	$178,328,745	$179,815,687
Land	7,772,265	6,696,041
Residential construction	19,513,107	23,215,094
Commercial real estate	37,696,604	38,653,718
Commercial real estate construction	1,199,489	—
Commercial business loans	24,625,646	20,865,682
Consumer loans:
Home equity and second mortgage loans	36,951,344	35,384,786
Automobile loans	14,525,908	13,726,193
Loans secured by savings accounts	1,951,029	1,611,492
Unsecured loans	2,931,641	2,307,278
Other consumer loans	5,141,683	4,154,483

Gross loans	330,637,461	326,430,454

Less:
Deferred loan origination fees, net	(117,089)	(66,982)
Undisbursed portion of loans in process	6,197,445	6,933,019
Allowance for loan losses	2,104,201	2,478,081

Loans, net	$322,452,904	$317,086,336

At December 31, 2005, residential mortgage loans secured by one-to-four family residential properties without private mortgage insurance or government guarantee and with loan-to-value ratios exceeding 90% amounted to approximately $6,378,000.

Mortgage loans serviced for the benefit of others amounted to $898,173 and $1,150,000 at December 31, 2005 and 2004, respectively. The balance of capitalized mortgage servicing rights, carried at estimated fair value, included in other assets at December 31, 2005 and 2004, was $7,467 and $10,271, respectively. The estimated fair value of mortgage servicing rights was determined using discount rates ranging from 7.5 to 10% and prepayment speeds ranging from .02% to 12.09%, depending upon the stratification of the specific rights. During 2001, the Bank discontinued the origination of mortgage loans for sale in the secondary market with servicing retained by the Bank. The Bank capitalized no mortgage servicing rights during the years 2005, 2004 and 2003. The Bank recognized amortization of $2,804, $11,693 and $44,155 for the years ended December 31, 2005, 2004 and 2003, respectively.

An analysis of the allowance for loan losses is as follows:

	2005	2004	2003
Beginning balances	$2,478,081	$2,433,329	$1,218,246
Allowance related to acquired loans	—	—	1,065,400
Provision for loan losses	563,415	510,000	725,000
Recoveries	123,726	55,991	52,176
Loans charged-off	(1,061,021)	(521,239)	(627,493)

Ending balances	$2,104,201	$2,478,081	$2,433,329

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(5 – continued)

At December 31, 2005 and 2004, the total recorded investment in loans on nonaccrual amounted to approximately $1,906,000 and $2,075,000, respectively. The total recorded investment in loans past due ninety days or more and still accruing interest amounted to approximately $1,293,000 and $1,485,000 at December 31, 2005 and 2004, respectively. Information about impaired loans and the related allowance for loan losses is presented below.

	2005	2004	2003
	(In thousands)
At end of year:
Impaired loans with related allowance	$784	$2,046	$3,589
Impaired loans with no allowance	2,415	1,514	1,714

Total	$3,199	$3,560	$5,303

Allowance related to impaired loans	$290	$820	$1,075

Average balance of impaired loans during the year	2,906	4,192	3,941

Interest income recognized in the statements of income during the periods of impairment	81	113	168

Interest income recognized during the periods of impairment – cash method	99	189	210

The Bank has entered into loan transactions with certain directors, officers and their affiliates (i.e., related parties). In the opinion of management, such indebtedness was incurred in the ordinary course of business on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other persons.

The following table represents the aggregate activity for related party loans during the year ended December 31, 2005:

Beginning balance	$3,113,894
New loans	2,769,783
Payments	(4,588,536)

Ending balance	$1,295,141

The Bank has purchased commercial paper from a corporation where a director is considered a related party. In the opinion of management, these transactions were made in the ordinary course of business on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with unrelated parties. During the year ended December 31, 2005, the Bank granted approximately $1,053,000 to customers of the corporation and such loans had an aggregate outstanding balance of approximately $2,416,000 and $2,692,000 at December 31, 2005 and 2004, respectively.

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(6)	PREMISES AND EQUIPMENT

Premises and equipment as of December 31 consisted of the following:

	2005	2004
Land and land improvements	$2,530,155	$2,549,417
Leasehold improvements	157,777	157,777
Office buildings	7,449,414	7,432,714
Furniture, fixtures and equipment	3,634,482	3,822,160

	13,771,828	13,962,068

Less accumulated depreciation	4,484,455	4,065,931

Totals	$9,287,373	$9,896,137

Depreciation expense was $747,962, $745,201 and $661,873 for the years ended December 31, 2005, 2004 and 2003, respectively.

(7)	FORECLOSED REAL ESTATE

At December 31, 2005 and 2004, the Bank had foreclosed real estate held for sale of $749,301 and $441,957, respectively. During the years ended December 31, 2005, 2004 and 2003, foreclosure losses in the amount of $235,482, $152,274 and $19,939, respectively, were charged off to the allowance for loan losses. Losses on subsequent write downs of foreclosed real estate are aggregated with realized gains and losses from the sale of foreclosed real estate. No losses on subsequent write downs of foreclosed real estate were recognized in 2005, 2004 and 2003. The net gain on foreclosed real estate is reported in other noninterest income. Real estate taxes and other expenses of holding foreclosed real estate are included in other noninterest expenses and amounted to $60,976, $48,151 and $11,767 in 2005, 2004 and 2003, respectively.

(8)	GOODWILL AND OTHER INTANGIBLES

As discussed in Note 2, the Company acquired goodwill in the acquisition of Hometown Bancshares, Inc. during 2003. Goodwill is evaluated for impairment at least annually or more frequently upon the occurrence of an event or when circumstances indicate that the carrying amount is greater than its fair value. No impairment of goodwill was recognized during 2005 or 2004.

The following is a summary of other intangible assets subject to amortization as of December 31, 2005 and 2004:

	2005	2004
Core deposit intangibles:

Acquired in branch acquisition	$180,899	$180,899
Acquired in Hometown merger	566,491	566,491

Gross carrying amount	747,390	747,390

Accumulated amortization	(284,606)	(211,698)

	$462,784	$535,692

Amortization expense was $72,908, $59,395 and $12,060 for the years ended December 31, 2005, 2004 and 2003, respectively. Estimated amortization expense for each of the ensuing years through December 31, 2009 is $72,908.

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(9)	DEPOSITS

The aggregate amount of time deposit accounts with balances of $100,000 or more was approximately $39,447,000 and $39,243,000 at December 31, 2005 and 2004, respectively. Deposit account balances in excess of $100,000 are not federally insured.

At December 31, 2005, scheduled maturities of time deposits were as follows:

Year ending December 31:
2006	$65,805,460
2007	45,174,401
2008	20,429,829
2009	13,266,956
2010 and thereafter	13,039,931

Total	$157,716,577

The Bank held deposits of approximately $5,478,000, and $4,641,000 for related parties at December 31, 2005 and 2004, respectively.

(10)	RETAIL REPURCHASE AGREEMENTS

Retail repurchase agreements represent overnight borrowings from deposit customers and the debt securities sold under the repurchase agreements are under the control of the Bank. Information concerning borrowings under repurchase agreements is summarized as follows:

	2005	2004	2003
Weighted average interest rate during the year	3.44%	1.21%	0.76%
Average daily balance	$7,933,935	$295,410	$156,388
Maximum month-end balance during the year	$13,275,677	$696,821	$520,230

Debt securities underlying the agreements at December 31:

Amortized cost	$16,964,254	$2,006,936	$2,014,347
Fair value	$16,592,227	$2,015,033	$2,061,898

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(11)	ADVANCES FROM FEDERAL HOME LOAN BANK

At December 31, 2005 and 2004, advances from the Federal Home Loan Bank were as follows:

	2005		2004
	Weighted Average Rate	Amount	Weighted Average Rate	Amount
Fixed rate advances	4.78%	$58,447,229	4.98%	$62,099,050
Variable rate advances	4.18%	7,500,000	1.95%	3,000,000

		$65,947,229		$65,099,050

At December 31, 2005, advances from the Federal Home Loan Bank totaling $20,000,000 carried a put option whereby the Federal Home Loan Bank will automatically convert the fixed rate advance to a variable rate should the market interest rate exceed a pre-determined strike rate.

The following is a schedule of maturities for advances outstanding as of December 31, 2005:

Due in:
2006	$13,486,097
2007	9,767,274
2008	5,864,224
2009	7,053,592
2010	17,047,233
Thereafter	12,728,809

Total	$65,947,229

The advances are secured under a blanket collateral agreement. At December 31, 2005, the carrying value of residential mortgage loans and investment securities pledged as security for the advances was $142,062,746 and $1,111,442, respectively.

(12)	LEASE COMMITMENTS

During 2005, the Bank extended a noncancellable lease agreement for branch office space which expires in 2010. The Bank also has a noncancellable sub-lease agreement for branch office space which expires in 2010.

The subsidiary companies headquartered in Nevada lease office space under two-year noncancellable sub-lease agreements which expire in October 2006.

The following is a schedule by years of future minimum rental payments required under these operating leases:

Year ending December 31:
2006	$39,353
2007	39,353
2008	39,353
2009	39,353
2010	27,783

Total minimum payments required	$185,195

Total rental expense for all operating leases for the years ended December 31, 2005, 2004 and 2003 amounted to $43,945, $35,291 and $33,528, respectively.

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(13)	INCOME TAXES

The components of income tax expense were as follows:

	2005	2004	2003
Current	$1,724,655	$1,562,598	$2,068,954
Tax benefit allocated to additional paid-in capital related to exercise of options	7,293	980	14,167
Deferred	181,814	235,159	(212,976)

Totals	$1,913,762	$1,798,737	$1,870,145

Significant components of the deferred tax assets and liabilities as of December 31, 2005 and 2004 were as follows:

	2005	2004
Deferred tax assets (liabilities):
Depreciation	$(562,536)	$(611,384)
Deferred loan fees and costs	(97,613)	(28,349)
Deferred compensation plans	174,935	170,044
Stock compensation plan	562	27,314
Federal Home Loan Bank stock dividends	(133,333)	(117,896)
Allowance for loan losses	824,207	966,762
Unrealized gain on securities available for sale	441,667	(31,000)
Acquisition purchase accounting adjustments	(154,711)	(160,769)
Net operating loss carryovers acquired	—	23,602
Other	28,973	(7,026)

Net deferred tax asset	$522,151	$231,298

The reconciliation of income tax expense with the amount which would have been provided at the federal statutory rate of 34% follows:

	2005	2004	2003
Provision at federal statutory tax rate	$1,904,683	$1,778,240	$1,837,091
State income tax-net of federal tax benefit	244,763	255,172	254,279
Tax-exempt interest income	(198,942)	(200,710)	(170,650)
Increase in cash value of life insurance	(13,459)	(13,932)	(20,629)
Other	(23,283)	(20,033)	(29,946)

Totals	$1,913,762	$1,798,737	$1,870,145

Effective tax rate	34.2%	34.4%	34.6%

The acquisition of Hometown during 2003 qualified for tax-free exchange treatment and the Company acquired federal and state net operating loss carryovers of $1,012,854 and $696,380, respectively. The utilization of the net operating loss carryovers is subject to an annual limitation under Internal Revenue Code Section 382. The federal and state net operating loss carryovers were set to expire in 2023 and 2018, respectively. The Company fully utilized the remaining net operating loss carryovers during 2005.

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(13 - continued)

Prior to July 1, 1996, the Bank was permitted by the Internal Revenue Code to deduct from taxable income an annual addition to a statutory bad debt reserve subject to certain limitations. Retained earnings at December 31, 2005 includes approximately $1,040,000 of cumulative deductions for which no deferred federal income tax liability has been recorded. Reduction of these reserves for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes subject to the then current corporate income tax rate. The unrecorded deferred liability on these amounts was approximately $354,000 at December 31, 2005.

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

Defined Contribution Plan:

The Bank has a qualified contributory defined contribution plan available to all eligible employees. The plan allows participating employees to make tax-deferred contributions under Internal Revenue Code Section 401(k). The Bank contributed $187,990, $184,992 and $162,327 to the plan for the years ended December 31, 2005, 2004 and 2003, respectively.

Employee Stock Ownership Plan:

On December 31, 1998, the Company established a leveraged employee stock ownership plan (ESOP) covering substantially all employees. The ESOP trust acquired 61,501 shares of Company common stock financed by a term loan with the Company. The employer loan and the related interest income are not recognized in the consolidated financial statements as the debt is serviced from Company contributions. Dividends payable on allocated shares are charged to retained earnings and are satisfied by the allocation of cash dividends to participant accounts. Dividends payable on unallocated shares are not considered dividends for financial reporting purposes. Shares held by the ESOP trust are allocated to participant accounts based on the ratio of the current year principal and interest payments to the total of the current year and future year’s principal and interest to be paid on the employer loan.

Compensation expense is recognized based on the average fair value of shares released for allocation to participant accounts during the year with a corresponding credit to stockholders’ equity. Compensation expense recognized for the years ended December 31, 2005, 2004 and 2003 amounted to $153,445, $156,176 and $84,773, respectively.

Company common stock held by the ESOP trust at December 31 was as follows:

	2005	2004
Allocated shares	33,477	26,362
Unearned shares	24,601	32,801

Total ESOP shares	58,078	59,163

Fair value of unearned shares	$440,358	$688,821

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(15)	DEFERRED COMPENSATION PLANS

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

Assuming normal retirement, the benefits under the plan will be paid in varying amounts between 1999 and 2022. The Bank is the owner and beneficiary of insurance policies on the lives of these officers which may provide funds for a portion of the required payments. The agreements also provide for payment of benefits in the event of disability, early retirement, termination of employment or death. Deferred compensation expense for this plan was $36,029, $34,270 and $32,503 for the years ended December 31, 2005, 2004 and 2003, respectively.

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

Assuming normal retirement, the benefits under the plan will be paid in varying amounts between 1995 and 2037. The agreements also provide for payment of benefits in the event of disability, early retirement, termination of service or death. Deferred compensation expense for this plan was $12,599, $11,751 and $14,420 for the years ended December 31, 2005, 2004 and 2003, respectively.

(16)	STOCK-BASED COMPENSATION PLANS

The Company applies APB No. 25 and related interpretations in accounting for its stock-based compensation plans. In accordance with SFAS No. 123, the Company elected to continue to apply the provisions of APB No. 25. However, pro forma disclosures as if the Company adopted the compensation cost recognition provisions of SFAS No. 123 are presented along with a summary of the plans and awards.

Restricted Stock Compensation Plan

The Company has a restricted stock compensation plan as an encouragement for directors, officers and key employees to remain in the employment or service of the Bank. The shares granted under the plan were in the form of restricted stock vesting over a five-year period beginning one year after the date of grant of the award. Since the stock issued is held in escrow by the Company before some or all of the services are performed, unearned compensation is recorded as a reduction of stockholders’ equity. Compensation expense is recognized pro rata over the period during which the shares are earned. The terms of the restricted stock compensation plan include a provision whereby all unearned shares become fully vested upon a change in control. Compensation expense of $1,568, $70,145 and $70,156 was recognized for the years ended December 31, 2005, 2004 and 2003, respectively.

Stock Option Plan

The Company’s stock option plan provides for issuance of up to 190,174 shares of the Company’s authorized but unissued common stock to all employees, including any officer or employee-director. Under the plan, the Company may grant both non-qualified and qualified (i.e., incentive) stock options. In the case of incentive stock options, the aggregate fair value of the stock (determined at the time the incentive stock option is granted) for which any optionee may be granted incentive options which are first exercisable during any calendar year shall not exceed $100,000. Option prices may not be less than the fair market value of the underlying stock at the date of the grant.

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(16 - continued)

Options granted generally vest ratably over five years and are exercisable in whole or in part for a period up to ten years from the date of the grant.

The following is a summary of the Company’s stock options as of December 31, 2005, 2004 and 2003 and the changes for the years then ended:

	2005		2004		2003
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of year	110,894	$15.81	70,138	$10.40	73,923	$10.68
Granted	750	20.45	45,150	23.00	3,000	21.60
Exercised	6,052	10.05	2,694	11.24	6,630	10.70
Forfeited	3,938	17.88	1,700	21.59	155	12.65

Outstanding at end of year	101,654	$16.10	110,894	$15.81	70,138	$11.14

Exercisable at end of year	65,784	$12.41	52,990	$10.66	42,476	$10.40

For options outstanding at December 31, 2005, the following information is provided by range of exercise price:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number of Shares	Weighted Average Exercise Price
$6.24 - $7.41	3,582	$7.10	1.2 years	3,582	$7.10
$7.80 - $12.65	52,672	10.88	3.9 years	52,672	10.88
$21.60	3,000	21.60	7.2 years	1,200	21.60
$23.00	41,650	23.00	8.5 years	8,330	23.00
$20.45	750	20.45	9.1 years	—	—

$6.24 - $23.00	101,654	$16.10	6.7 years	65,784	$12.41

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

	Years Ended December 31,
	2005	2004	2003
Net income, as reported	$3,688,247	$3,431,382	$3,533,064
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(23,665)	(22,685)	(12,385)

Pro forma net income	$3,664,582	$3,408,697	$3,520,679

Earnings per share:
Basic - as reported	$1.44	$1.24	$1.30

Basic - pro forma	$1.43	$1.23	$1.30

Diluted - as reported	$1.42	$1.23	$1.29

Diluted - pro forma	$1.42	$1.22	$1.28

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

The following assumptions were used for grants for the years ended December 31, 2005, 2004 and 2003:

	2005	2004	2003
Expected dividend yields	3.30%	2.61%	2.71%
Risk-free interest rates	3.72%	3.62%	3.02%
Expected volatility	10.01%	17.60%	13.56%
Expected life of options	7 years	7 years	7 years
Weighted average fair value at grant date	$1.93	$4.10	$2.71

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(17)	COMMITMENTS AND CONTINGENCIES

In the normal course of business, there are outstanding various commitments and contingent liabilities, such as commitments to extend credit and legal claims, which are not reflected in the financial statements.

Commitments under outstanding standby letters of credit totaled $1,029,432 at December 31, 2005.

The following is a summary of the commitments to extend credit at December 31, 2005 and 2004:

	2005	2004
Loan commitments:
Fixed rate	$11,117,300	$3,222,332
Adjustable rate	1,602,255	600,600

Unused lines of credit on credit cards	2,189,351	2,312,889
Undisbursed commercial and personal lines of credit	13,938,196	10,117,990
Undisbursed portion of construction loans in process	6,132,524	6,607,474
Undisbursed portion of home equity lines of credit	17,933,516	14,804,728

Total commitments to extend credit	$52,913,142	$37,666,013

(18)	FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

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

The Bank has not been required to perform on any financial guarantees and has not incurred any losses on its commitments during the years ended December 31, 2005, 2004 and 2003.

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

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2005, that the Bank meets all capital adequacy requirements to which it is subject. As of December 31, 2005, the most recent notification from the OTS categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the institution’s categories.

The actual capital amounts and ratios are also presented in the table. No amounts were deducted from capital for interest-rate risk in either year.

	Actual		Minimum For Capital Adequacy Purposes:		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions:
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2005:
Total capital (to risk weighted assets)	$35,796	13.39%	$21,395	8.00%	$26,743	10.00%
Tier I capital (to risk weighted assets)	$34,391	12.86%	$10,697	4.00%	$16,046	6.00%
Tier I capital (to adjusted total assets)	$34,391	7.94%	$17,332	4.00%	$21,665	5.00%
Tangible capital (to adjusted total assets)	$34,391	7.94%	$6,499	1.50%	N/A

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(20 - continued)

	Actual		Minimum For Capital Adequacy Purposes:		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions:
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2004:
Total capital (to risk weighted assets)	$33,638	12.92%	$20,821	8.00%	$26,026	10.00%
Tier I capital (to risk weighted assets)	$32,461	12.47%	$10,411	4.00%	$15,616	6.00%
Tier I capital (to adjusted total assets)	$32,461	7.74%	$16,778	4.00%	$20,973	5.00%
Tangible capital (to adjusted total assets)	$32,461	7.74%	$6,292	1.50%	N/A

(21)	DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table summarizes the carrying value and estimated fair value of financial instruments at December 31, 2005 and 2004:

	2005		2004
(In thousands)	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets:
Cash and cash equivalents	$14,673	$14,673	$17,425	$17,425
Securities available for sale	75,721	75,721	65,192	65,192
Securities held to maturity	1,194	1,293	1,258	1,349
Loans held for sale	—	—	510	510

Loans, net of allowance for loan losses	322,453	314,549	317,086	312,432

Federal Home Loan Bank stock	3,746	3,746	3,668	3,668
Accrued interest receivable	2,462	2,462	2,104	2,104

Financial liabilities:
Deposits	317,264	317,927	316,462	319,186
Retail repurchase agreements	10,704	10,704	635	635
Advances from Federal Home Loan Bank	65,947	64,003	65,099	65,020
Accrued interest payable	1,498	1,498	1,286	1,286

Off-balance-sheet financial instruments:
Asset related to commitments to extend credit	—	10	—	12

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

Borrowed Funds

The carrying amount of retail repurchase agreements approximate its fair value. The fair value of advances from Federal Home Loan Bank is estimated by discounting the future cash flows using the current rates at which similar loans with the same remaining maturities could be obtained.

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

Condensed financial information for First Capital, Inc. (parent company only) follows:

Balance Sheets

(In thousands)

	As of December 31,
	2005	2004
Assets:
Cash and interest bearing deposits	$2,278	$2,078
Other assets	197	214
Investment in subsidiaries	39,482	38,422

	$41,957	$40,714

Stockholders’ equity	$41,957	$40,714

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(22 - continued)

Statements of Income

(In thousands)

	Years Ended December 31,
	2005	2004	2003
Interest income	$13	$14	$16
Dividend income	2,000	1,641	2,100
Other operating expenses	(332)	(404)	(331)

Income before income taxes and equity in undistributed net income of subsidiaries	1,681	1,251	1,785

Income tax credit	146	176	155

Income before equity in undistributed net income of subsidiaries	1,827	1,427	1,940
Equity in undistributed net income of subsidiaries	1,861	2,004	1,593

Net income	$3,688	$3,431	$3,533

Statements of Cash Flows

(In thousands)

	Years Ended December 31,
	2005	2004	2003
Operating Activities:
Net income	$3,688	$3,431	$3,533
Adjustments to reconcile net income to cash provided by operating activities:
Equity in undistributed net income of subsidiaries	(1,861)	(2,004)	(1,593)
ESOP and stock compensation expense	155	226	155
Net (increase) decrease in other assets and liabilities	17	(22)	81

Net cash provided by operating activities	1,999	1,631	2,176

Investing Activities:
Cash paid in acquisition of Hometown Bancshares, Inc.	—	—	(5,631)

Financing Activities:
Cash distributions from bank subsidiary:
Acquisition of Hometown Bancshares, Inc.	—	—	6,000
Purchase of treasury stock	—	4,700	—
Exercise of stock options	61	30	71
Purchase of treasury stock	(272)	(4,863)	(199)
Cash dividends paid	(1,588)	(1,635)	(1,520)

Net cash provided by (used in) financing activities	(1,799)	(1,768)	4,352

Net increase (decrease) in cash	200	(137)	897

Cash at beginning of year	2,078	2,215	1,318

Cash at end of year	$2,278	$2,078	$2,215

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(23)	SUPPLEMENTAL DISCLOSURE FOR EARNINGS PER SHARE

	Years Ended December 31,
	2005	2004	2003
Basic:
Earnings:
Net income	$3,688,247	$3,431,382	$3,533,064

Shares:
Weighted average common shares outstanding	2,565,247	2,763,983	2,708,356

Net income per common share, basic	$1.44	$1.24	$1.30

Diluted:
Earnings:
Net income	$3,688,247	$3,431,382	$3,533,064

Shares:
Weighted average common shares outstanding	2,565,247	2,763,983	2,708,356
Add: Dilutive effect of outstanding options	24,220	31,402	31,212
Dilutive effect of restricted stock	205	2,868	4,430

Weighted average common shares outstanding, as adjusted	2,589,672	2,798,253	2,743,998

Net income per common share, diluted	$1.42	$1.23	$1.29

Unearned ESOP shares are not considered as outstanding for purposes of computing weighted average common shares outstanding.

(24)	SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

	Years Ended December 31,
	2005	2004	2003
Cash payments for:
Interest	$10,130,663	$8,991,034	$8,682,750
Income taxes	1,852,459	1,430,352	1,542,270

Noncash investing activities:
Transfers from loans to real estate acquired through foreclosure	$1,347,945	$1,182,775	$340,678
Proceeds from sales of foreclosed real estate financed through loans	85,000	160,676	—

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(26)	SELECTED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2005	(In thousands, except per share data)
Interest income	$5,620	$5,865	$6,046	$6,128
Interest expense	2,401	2,537	2,665	2,740

Net interest income	3,219	3,328	3,381	3,388
Provision for loan losses	150	163	150	100

Net interest income after provision for loan losses	3,069	3,165	3,231	3,288
Noninterest income	786	755	727	693
Noninterest expenses	2,591	2,592	2,465	2,464

Income before income taxes	1,264	1,328	1,493	1,517
Income tax expense	408	456	518	532

Net income	$856	$872	$975	$985

Net income per common share, basic	$0.33	$0.34	$0.38	$0.39

Net income per common share, diluted	$0.33	$0.34	$0.38	$0.37

2004
Interest income	$5,439	$5,418	$5,530	$5,722
Interest expense	2,226	2,233	2,290	2,368

Net interest income	3,213	3,185	3,240	3,354
Provision for loan losses	125	120	100	165

Net interest income after provision for loan losses	3,088	3,065	3,140	3,189
Noninterest income	588	704	675	699
Noninterest expenses	2,439	2,445	2,516	2,518

Income before income taxes	1,237	1,324	1,299	1,370
Income tax expense	404	463	443	489

Net income	$833	$861	$856	$881

Net income per common share, basic	$0.30	$0.31	$0.31	$0.32

Net income per common share, diluted	$0.30	$0.31	$0.30	$0.32

DIRECTORS AND OFFICERS

Board of Directors

James G. Pendleton
Chairman of the Board and retired Chief Executive Officer of First Harrison Bank

Dennis L. Huber
Retired President and Publisher of O’Bannon Publishing Company, Inc.

Kenneth R. Saulman
Supervisor for Clark County REMC

Gerald L. Uhl
Business Manager and Controller for Jacobi Sales, Inc.

James E. Nett
Accountant for Koetter Woodworking, Inc.

Mark D. Shireman
President of James L. Shireman, Inc.

Michael L. Shireman
President of Uhl Truck Sales, Inc.

John W. Buschemeyer
Retired President of Hurst Lumber Company

James S. Burden
Owner of Tracy’s Mobile Home Park

Kathryn W. Ernstberger
Associate Professor of Business Administration at Indiana University Southeast

William W. Harrod
Executive Officer of First Capital, Inc. and First Harrison Bank

Samuel E. Uhl
Executive Officer of First Capital, Inc. and First Harrison Bank

Executive Officers

William W. Harrod
President and Chief Executive Officer of First Capital, Inc. and Chief Operating Officer of First Harrison Bank

Samuel E. Uhl
President and Chief Executive Officer of First Harrison Bank and Chief Operating Officer of First Capital, Inc.

M. Chris Frederick
Senior Vice President, Chief Financial Officer and Treasurer

Dennis L. Thomas
Senior Vice President, Lending Processing and Servicing

Joel E. Voyles
Senior Vice President, Retail Banking Operations and Corporate Secretary

CORPORATE INFORMATION

Independent Registered Public

General Counsel

Simpson & Thompson
303 N. Capitol Avenue
Corydon, Indiana 47112

Special Counsel

Muldoon Murphy & Aguggia LLP
5101 Wisconsin Ave., N.W.
Washington, D.C. 20016

Accounting Firm

Monroe Shine & Co., Inc.
222 East Market Street
New Albany, Indiana 47150

Transfer Agent

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
1-800-368-5948

Common Shares and Dividend Information

The common shares of the Company are traded on the NASDAQ Capital Market under the symbol “FCAP.” As of December 31, 2005, the Company had 1,309 stockholders of record and 2,588,111 common shares outstanding. This does not reflect the number of persons whose shares are in nominee or “street” name accounts through brokers.

The following table lists quarterly market price and dividend information per common share for the years ended December 31, 2005 and 2004 as reported by NASDAQ. The market prices reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

	High Bid	Low Bid	Dividends	Market price end of period
2005:
First Quarter	$20.42	$17.21	$0.15	$18.90
Second Quarter	19.76	18.15	0.15	19.38
Third Quarter	19.37	17.02	0.16	17.50
Fourth Quarter	18.00	16.60	0.16	17.90

2004:
First Quarter	$24.99	$18.75	$0.15	$22.50
Second Quarter	24.00	21.00	0.15	22.50
Third Quarter	22.25	18.64	0.15	21.00
Fourth Quarter	21.40	19.60	0.15	21.00

Dividend payments by the Company depend primarily on dividends received by the Company from the Bank. See Note 19 to Consolidated Financial Statements for information regarding the dividend restrictions applicable to the Company and the Bank.

Annual Meeting

The Annual Meeting of Stockholders will be held at 12:00 Noon, local time, Wednesday, April 19, 2006, at the main office of the Bank, 220 Federal Drive, N.W., Corydon, Indiana 47112.

General Inquiries and Reports

The Company is required to file an Annual Report on Form 10-K for its fiscal year ended December 31, 2005 with the Securities and Exchange Commission. Copies of this Annual Report and the Company’s annual reports on Form 10-K (without exhibits) and quarterly reports on Form 10-Q (without exhibits) may be obtained without charge by writing:

William W. Harrod

President and CEO

First Capital, Inc.

220 Federal Drive, N.W.

Corydon, Indiana 47112

(812) 738-2198

The Company’s Annual Reports and Quarterly Reports are also available through the Company’s internet website (www.firstharrison.com) and the Securities and Exchange Commission’s internet website (www.sec.gov).