Form 10-K, Exhibit 13
period 2006-12-31
FIRST CAPITAL INC
filed 2007-03-28
CIK 1070296

Exhibit 13.0

FIRST CAPITAL, INC.

TABLE OF CONTENTS

Page
Letter to Shareholders	1
Selected Financial and Other Data	2-3
Management’s Discussion and Analysis of Financial Condition and Results of Operations	4-16
Report of Independent Registered Public Accounting Firm	17
Consolidated Financial Statements	18-22
Notes to Consolidated Financial Statements	23-49
Directors and Officers	50
Corporate Information	51-53

BUSINESS OF THE COMPANY

First Capital, Inc. (“First Capital” or the “Company”) is the thrift holding company of First Harrison Bank (“First Harrison” or the “Bank”). The Bank is the primary business of the Company.

The Company’s principal executive office is located at 220 Federal Drive, N.W., Corydon, Indiana, and the telephone number at that address is (812) 738-2198.

First Harrison’s deposit accounts are insured up to applicable legal limits by the Federal Deposit Insurance Corporation. The Bank is a member of the Federal Home Loan Bank System. The Bank, with its primary office located in Corydon, Indiana, conducts business from eleven locations in Harrison, Floyd, Clark and Washington Counties of southern Indiana. The Bank has received approval from the Office of Thrift Supervision for a new office in Salem, Indiana, with construction expected to begin on or around April 1, 2007. The Bank will also be relocating its Edwardsville, Indiana office to within that town during 2007.

First Harrison is a community-oriented financial institution providing a wide range of banking services with a focus on building customer relationships through a commitment to customer service and community involvement. The Bank’s primary business is attracting deposits from the general public and using those funds to originate one-to-four-family residential mortgage loans, multi-family and commercial real estate loans secured by properties located in southern Indiana, commercial business and consumer loans. Non deposit investment products are sold through an agreement with Great American Advisors. During 2004, the Bank established three wholly-owned subsidiaries to manage a portion of its investment securities portfolio. First Harrison Investments, Inc. and First Harrison Holdings, Inc. are Nevada corporations that jointly own First Harrison, LLC, a Nevada limited liability corporation that holds and manages an investment securities portfolio.

Dear Shareholders:

While these are challenging times for financial institutions, your company continues to perform at a level equal to or greater than many similar companies. We are pleased with this performance, but understand the challenges these economic times present us as we move forward.

With the continued flat and inverted yield curve, pressure on short and long-term interest rates have put continued pressure on the net interest margins of financial institutions. Even though the mortgage markets remain soft, our emphasis on secondary mortgage lending led to improved non-interest income. We believe we are well positioned to take advantage of the mortgage market when it begins to pick up.

We will continue to focus on growing profitable commercial business loans and non-interest bearing checking accounts. As the interest rate environment improves we believe this strategy will lead to improvement in our net interest margin.

We have announced two exciting branch projects for 2007. We hope to have our first Salem, Indiana office opened in the fall. We feel this will give us a great opportunity to expand our market share in Washington County and grow commercial business loans and non-interest bearing checking accounts. Our second branch project is the relocation of our Edwardsville Office to the Yenowine Collins house. This is a historic home that will be incorporated into the branch facility. We are confident this will offer us opportunities to significantly grow this office. This part of Floyd County is one of the fastest growing areas in Southern Indiana.

Technology continues to play an important role in our business. We are installing a company wide telecommunications system to better serve customers and reduce long distance telephone charges between offices. By summer we will be offering remote capture of transactions for our commercial business customers, making it easier and more convenient to do business with First Harrison Bank. Our Internet banking and bill payment services are experiencing excellent growth as customers look for ways to save time and be more efficient in how they do business.

The Board of Directors and management are pleased with our results for 2006 as many in the banking industry struggled during the year due to the interest rate environment. We expect 2007 will present its own challenges with interest rates and continued pressure for growth. We are confident we have a good plan in place to move ahead and aggressively compete. Please remember us for all your financial needs. Please come in to any of our locations as we are eager to serve you or you can always reach us by phone or on the Internet. We appreciate your continued support and look forward to 2007.

Sincerely,

/s/ William W. Harrod	/s/ J. Gordon Pendleton
William W. Harrod	J. Gordon Pendleton
President and CEO	Chairman of the Board

SELECTED FINANCIAL AND OTHER DATA

The financial data presented below is qualified in its entirety by the more detailed financial data appearing elsewhere in this report, including the Company's audited consolidated financial statements. The following tables set forth certain information.

FINANCIAL CONDITION DATA:	At December 31,
	2006	2005	2004	2003	2002
	(In thousands)
Total assets	$457,105	$438,354	$425,302	$409,138	$308,553
Cash and cash equivalents (1)	24,468	14,673	17,425	13,561	12,653
Securities available for sale	71,362	75,721	65,192	66,244	64,980
Securities held to maturity	1,118	1,194	1,258	1,507	1,474
Net loans	333,575	322,453	317,086	304,200	215,996
Deposits	331,143	317,264	316,462	302,468	216,202
Retail repurchase agreements	19,228	10,704	635	520	457
Advances from Federal Home Loan Bank	59,461	65,947	65,099	60,242	53,320
Total stockholders' equity	44,089	41,957	40,714	43,895	36,330

OPERATING DATA:	For the Year Ended December 31,
	2006	2005	2004	2003	2002
	(In thousands)
Interest income	$26,211	$23,659	$22,109	$21,303	$18,912
Interest expense	12,741	10,343	9,117	8,715	8,802

Net interest income	13,470	13,316	12,992	12,588	10,110
Provision for loan losses	810	563	510	725	305

Net interest income after provision for loan losses	12,660	12,753	12,482	11,863	9,805

Noninterest income	3,430	2,961	2,666	2,276	1,737
Noninterest expense (2)	10,510	10,112	9,918	8,736	6,531

Income before income taxes	5,580	5,602	5,230	5,403	5,011
Income tax expense	1,872	1,914	1,799	1,870	1,763

Net Income	$3,708	$3,688	$3,431	$3,533	$3,248

PER SHARE DATA (3):
Net income – basic	$1.31	$1.31	$1.13	$1.19	$1.19
Net income – diluted	1.30	1.29	1.11	1.17	1.18
Dividends	0.68	0.62	0.60	0.56	0.52

(1)	Includes cash and due from banks, interest-bearing deposits in other depository institutions and federal funds sold.
(2)	Includes merger-related expenses of $97,000 in 2003.
(3)	Per share data for 2002 through 2005 has been restated for the stock dividend declared on June 19, 2006.

SELECTED FINANCIAL AND OTHER DATA - CONTINUED

SELECTED FINANCIAL RATIOS:	At or For the Year Ended December 31,
	2006	2005	2004	2003	2002
Performance Ratios:

Return on assets (1)	0.84%	0.86%	0.82%	0.93%	1.10%
Return on average equity (2)	8.64%	8.91%	7.75%	8.70%	9.32%
Dividend payout ratio (3)	49.31%	43.05%	47.65%	43.03%	39.90%
Average equity to average assets	9.66%	9.61%	10.60%	10.68%	11.77%
Interest rate spread (4)	2.90%	3.02%	3.06%	3.25%	3.16%
Net interest margin (5)	3.34%	3.39%	3.42%	3.62%	3.70%
Non-interest expense to average assets	2.37%	2.35%	2.38%	2.30%	2.20%
Average interest earning assets to average interest bearing liabilities	114.25%	114.11%	115.03%	115.02%	117.39%

Regulatory Capital Ratios:

Tier I - adjusted total assets	7.95%	7.94%	7.74%	8.70%	10.92%
Tier I - risk based	12.57%	12.86%	12.47%	13.42%	18.83%
Total risk-based	13.15%	13.39%	12.92%	14.35%	19.52%

Asset Quality Ratios:

Nonperforming loans as a percent of net loans (6)	1.31%	0.99%	1.12%	1.74%	0.64%
Nonperforming assets as a percent of total assets (7)	1.16%	0.90%	0.94%	1.35%	0.48%
Allowance for loan losses as a percent of gross loans receivable	0.68%	0.64%	0.76%	0.77%	0.55%

(1)	Net income divided by average assets.
(2)	Net income divided by average equity.
(3)	Dividends declared per share divided by net income per share.
(4)	Difference between weighted average yield on interest-earning assets and weighted average cost of interest-bearing liabilities.
(5)	Net interest income as a percentage of average interest-earning assets.
(6)	Nonperforming loans consist of loans accounted for on a nonaccrual basis and accruing loans 90 days or more past due.
(7)	Nonperforming assets consist of nonperforming loans and real estate acquired in settlement of loans, but exclude restructured loans.

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

General

As the holding company for the Bank, the Company conducts its business primarily through the Bank. The Bank’s results of operations depend primarily on net interest income, which is the difference between the income earned on its interest-earning assets, such as loans and investments, and the cost of its interest-bearing liabilities, consisting primarily of deposits, retail repurchase agreements and borrowings from the Federal Home Loan Bank of Indianapolis. The Bank’s net income is also affected by, among other things, fee income, provisions for loan losses, operating expenses and income tax provisions. The Bank’s results of operations are also significantly affected by general economic and competitive conditions, particularly changes in market interest rates, government legislation and policies concerning monetary and fiscal affairs, housing and financial institutions and the intended actions of the regulatory authorities.

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

•	Focus on growth at the branch offices in commercial deposit and loan relationships.

•	Capitalize on our branch locations to further expand our market share in Southern Indiana.

•	Increase fee income from secondary market mortgage originations by having dedicated originators serving each office.

•

Continue to invest in technology to increase productivity and efficiency, increase growth of our Internet banking service, bill payment service, and the Company’s ability to provide customer information at our teller lines in minutes versus days.

•	Engage in a capital management strategy to repurchase Company stock and pay dividends to enhance shareholder value.

Critical Accounting Policies and Estimates

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

Valuation Methodologies. In the ordinary course of business, management applies various valuation methodologies to assets and liabilities that often involve a significant degree of judgment, particularly when active markets do not exist for the items being valued. Generally, in evaluating various assets for potential impairment, management compares the fair value to the carrying value. Quoted market prices are referred to when estimating fair values for certain assets, such as investment securities. However, for those items for which market-based prices do not exist, management utilizes significant estimates and assumptions to value such items. Examples of these items include goodwill and other intangible assets, estimated present value of impaired loans, deferred compensation plans, value ascribed to stock-based compensation and certain other financial investments. The use of different assumptions could produce significantly different results, which could have material positive or negative effects on the Company’s results of operations. The assumptions and estimates utilized by management are discussed in detail in the accompanying notes 1, 3, 6, 14, 15 and 21 of Notes to Consolidated Financial Statements.

Comparison of Operating Results

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Net Income. Net income was $3.7 million ($1.30 per share diluted; weighted average common shares outstanding of 2,848,229, as adjusted) for the year ended December 31, 2006 and $3.7 million ($1.29 per share diluted; weighted average common shares outstanding of 2,848,640, as adjusted) for the year ended December 31, 2005. The 2005 figures have been restated to account for the stock dividend declared on June 19, 2006.

Net Interest Income. Net interest income increased $154,000, or 1.2%, from $13.3 million in 2005 to $13.5 million in 2006 primarily due to an increase in average interest-earning assets during 2006 offset by an increase in average interest-bearing liabilities and a decrease in the interest rate spread.

Total interest income increased 10.8% from $23.7 million in 2005 to $26.2 million in 2006. This increase was primarily a result of higher yields due to higher market interest rates and an increase in loan balances. Interest on loans increased $2.5 million as a result of the average yield and balance on those loans increasing from 6.41% and $318.6 million, respectively, in 2005 to 6.82% and $336.5 million, respectively, in 2006. Interest on investment securities increased $89,000 during 2006 due to the average yield of those investments increasing from 4.34% in 2005 to 4.56% in 2006. The average balance of interest-earning assets increased 3.6% from $403.5 million in 2005 to $417.9 million in 2006. The average tax equivalent yield on interest-earning assets increased from 5.95% in 2005 to 6.38% in 2006. Management has continued to focus loan origination efforts on variable-rate loans. These loans now comprise 36% of the total loan portfolio, compared to 33% at the end of 2005. As market interest rates increased during 2006, the yield on variable-rate loans scheduled to reprice during the year increased.

Total interest expense increased from $10.3 million for 2005 to $12.7 million for 2006. This increase was primarily due to an increase in the average cost of interest-bearing liabilities from 2.93% in 2005 to 3.48% in 2006. The Federal Reserve Board increased target interest rates by 1.00% during 2006 which spurred an increase in the Bank’s average cost on money market savings and interest-bearing demand deposits, from 1.28% in 2005 to 2.20% in 2006. The average cost of time deposits also increased from 3.53% in 2005 to 4.05% in 2006 primarily due to low cost accounts maturing and repricing at higher rates. The average balances of deposits and borrowed funds were $290.4 million and $75.4 million, respectively, for 2006. In 2005, those average balances were $284.0 million and $69.5 million. For further information, see “Average Balance Sheets” below. The changes in interest income and interest expense resulting from changes in volume and changes in rates for 2006 and 2005 are shown in the schedule captioned “Rate/Volume Analysis” that follows “Average Balance Sheets.”

Provision for Loan Losses. The provision for loan losses was $810,000 for 2006 compared to $563,000 for 2005. During 2006, the net loan portfolio growth was $11.1 million, primarily due to increases in commercial real estate, land and consumer loans. The consistent application of management’s allowance methodology resulted in an increase in the provision for loan losses as nonperforming loans increased from $3.2 million at December 31, 2005 to $4.4 million at December 31, 2006. This increase was partially offset by a reduction in net charge offs, from $937,000 during 2005 to $594,000 during 2006. The provisions were recorded to bring the allowance to the level determined in applying the allowance methodology after reduction for net charge-offs during the year. See “Asset Quality.”

Provisions for loan losses are charges to earnings to maintain the total allowance for loan losses at a level considered adequate by management to provide for probable known and inherent loan losses based on management’s evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specified impaired loans and economic conditions. Although management uses the best information available, future adjustments to the allowance may be necessary due to changes in economic, operating, regulatory and other conditions that may be beyond the Bank’s control. While the Bank maintains the allowance for loan losses at a level that it considers adequate to provide for estimated losses, there can be no assurance that further additions will not be made to the allowance for loan losses and that actual losses will not exceed the estimated amounts.

Noninterest income. Noninterest income increased $469,000, or 15.8%, to $3.4 million for 2006 compared to $3.0 million in 2005 primarily due to increases in service charges on deposit accounts and gains on the sale of mortgage loans of $254,000 and $184,000, respectively. The increase in service charges on deposit accounts was due to both the increased number of transaction accounts and an increase in some fees charged to depositors as the Bank increased fees for the first time since 2003. In 2006, the Bank continued its mortgage banking activities which began in 2003. The Bank is now able to offer an increased number of mortgage products to borrowers while continuing to reduce the concentration of long-term fixed rate mortgage loans. For a discussion of our mortgage banking operations, see Note 1 in the accompanying Notes to Consolidated Financial Statements.

Noninterest expense. Noninterest expense increased $398,000, or 3.9%, to $10.5 million for 2006 compared to $10.1 million in 2004. The increase results primarily from increases of $283,000 in compensation and benefits and $95,000 in other operating expenses. The increase in compensation and benefits is attributable to normal salary increases and higher employee insurance costs.

Income tax expense. Income tax expense for the years ended December 31, 2005 and December 31, 2006 was $1.9 million. The effective tax rate for 2005 was 34.2% compared to 33.5% for 2006. See Note 12 in the accompanying Notes to Consolidated Financial Statements.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Net Income. Net income was $3.7 million ($1.29 per share diluted; weighted average common shares outstanding of 2,848,640, as adjusted) for the year ended December 31, 2005 compared to $3.4 million ($1.11 per share diluted; weighted average common shares outstanding of 3,078,078, as adjusted) for the year ended December 31, 2005. These figures have been restated to account for the stock dividend declared on June 19, 2006. The increase was attributable primarily to increases in net interest income of $324,000 and noninterest income of $295,000 partially offset by an increase in noninterest expense of $194,000.

Net Interest Income. Net interest income increased $324,000, or 2.5%, from $13.0 million in 2004 to $13.3 million in 2005 primarily due to an increase in average interest-earning assets during 2005 offset by an increase in average interest-bearing liabilities and a decrease in the interest rate spread.

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

Noninterest income. Noninterest income increased $295,000, or 11.1%, to $3.0 million for 2005 compared to $2.7 million in 2004 primarily due to increases in service charges on deposit accounts and gains on the sale of mortgage loans of $198,000 and $50,000, respectively. The increase in service charges on deposit accounts was due to the increased number of transaction accounts as there were no fee changes during the year. The increase in gains on the sale of mortgage loans was due primarily to increased volume in the Bank’s mortgage banking operations during the year.

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

	Year ended December 31,
	2006			2005			2004
(Dollars in thousands)	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
Interest-earning assets:
Loans (1) (2):
Taxable (3)	$331,210	$22,644	6.84%	$318,165	$20,372	6.40%	$314,031	$19,295	6.14%
Tax-exempt	5,276	314	5.95%	451	38	8.43%	2,669	110	4.12%

Total loans	336,486	22,958	6.82%	318,616	20,410	6.41%	316,700	19,405	6.13%

Investment securities:
Taxable (3)	59,502	2,454	4.12%	62,092	2,421	3.90%	53,741	2,059	3.83%
Tax-exempt	18,046	1,080	5.98%	16,147	973	6.03%	14,440	904	6.26%

Total investment securities	77,548	3,534	4.56%	78,239	3,394	4.34%	68,181	2,963	4.35%

Federal funds sold and interest-bearing deposits with banks	3,913	192	4.91%	6,609	199	3.01%	5,642	86	1.52%

Total interest-earning assets	417,947	26,684	6.38%	403,464	24,003	5.95%	390,523	22,454	5.75%

Noninterest-earning assets	26,119			27,420			26,994

Total assets	$444,066			$430,884			$417,517

Interest-bearing liabilities:
Interest-bearing demand deposits	$92,016	$2,021	2.20%	$91,177	$1,171	1.28%	$84,375	$724	0.86%
Savings accounts	31,603	247	0.78%	34,261	263	0.77%	35,455	278	0.78%
Time deposits	166,810	6,751	4.05%	158,609	5,598	3.53%	156,257	4,912	3.14%

Total deposits	290,429	9,019	3.11%	284,047	7,032	2.48%	276,087	5,914	2.14%

Retail repurchase agreements	16,821	841	5.00%	7,986	273	3.42%	295	4	1.36%
FHLB advances	58,562	2,881	4.92%	61,535	3,038	4.94%	63,120	3,199	5.07%

Total interest-bearing liabilities	365,812	12,741	3.48%	353,568	10,343	2.93%	339,502	9,117	2.69%

Noninterest-bearing liabilities:
Noninterest-bearing deposits	33,015			33,265			29,869
Other liabilities	2,323			2,656			3,876

Total liabilities	401,150			389,489			373,247
Stockholders' equity	42,916			41,395			44,270

Total liabilities and stockholders' equity	$444,066			$430,884			$417,517

Net interest income		$13,943			$13,660			$13,337

Interest rate spread			2.90%			3.02%			3.06%

Net interest margin			3.34%			3.39%			3.42%

Ratio of average interest-earning assets to average interest-bearing liabilities			114.25%			114.11%			115.03%

(1)	Interest income on loans includes fee income of $480,000, $383,000, and $400,000 for the years ended December 31, 2006, 2005, and 2004 respectively.
(2)	Average loan balances include loans held for sale and nonperforming loans.
(3)	Includes taxable debt and equity securities and Federal Home Loan Bank Stock.

RATE/VOLUME ANALYSIS

The following table sets forth the effects of changing rates and volumes on net interest income and interest expense computed on a tax-equivalent basis. Information is provided with respect to (i) effects on interest income attributable to changes in volume (changes in volume multiplied by prior rate); (ii) effects attributable to changes in rate (changes in rate multiplied by prior volume); and (iii) effects attributable to changes in rate and volume (change in rate multiplied by changes in volume). Tax exempt income on loans and investment securities has been adjusted to a tax-equivalent basis using the federal marginal tax rate of 34%).

	2006 Compared to 2005 Increase (Decrease) Due to				2005 Compared to 2004 Increase (Decrease) Due to
	Rate	Volume	Rate/ Volume	Net	Rate	Volume	Rate/ Volume	Net
	(In thousands)
Interest-earning assets:
Loans:
Taxable	$1,390	$825	$57	$2,272	$813	$254	$11	$1,078
Tax-exempt	(11)	407	(120)	276	114	(91)	(96)	(73)

Total investment securities	1,379	1,232	(63)	2,548	927	163	(85)	1,005

Investment securities:
Taxable	139	(100)	(6)	33	36	320	6	362
Tax-exempt	(7)	115	(1)	107	(34)	107	(4)	69

Total investment securities	132	15	(7)	140	2	427	2	431

Federal funds sold and interest-bearing deposits with banks	125	(81)	(51)	(7)	84	15	14	113

Total net change in income on interest-earning assets	1,636	1,166	(121)	2,681	1,013	605	(69)	1,549

Interest-bearing liabilities:
Interest-bearing deposits	1,789	158	40	1,987	927	164	27	1,118
Retail repurchase agreements	126	302	140	568	6	105	158	269
FHLB advances	(11)	(147)	1	(157)	(83)	(80)	2	(161)

Total net change in expense on interest-bearing liabilities	1,904	313	181	2,398	850	189	187	1,226

Net change in net interest income	$(268)	$853	$(302)	$283	$163	$416	$(256)	$323

Comparison of Financial Condition at December 31, 2006 and 2005

Total assets increased 4.3% from $438.4 million at December 31, 2005 to $457.1 million at December 31, 2006 primarily due to increases in net loans receivable and interest bearing deposits with banks, which were funded by increases in deposits and retail repurchase agreements.

Net loans increased 3.5% from $322.5 million at December 31, 2005 to $333.6 million at December 31, 2006. The largest area of loan growth was in commercial real estate loans which increased $9.6 million, or 24.7%, to $48.5 million at December 31, 2006. Commercial lending, which is generally considered to carry greater risk of loss than residential mortgage lending, was a key focus of management during 2006 and is expected to remain so for 2007. The Bank’s loans secured by commercial business assets grew as a result of marketing efforts and a growing presence in the Floyd and Clark County, Indiana markets. Land loans and consumer loans also increased $4.8 million and $3.2 million, respectively, during 2006. Residential mortgage loans decreased $4.5 million during 2006 as the Bank continued to expand its mortgage banking activities and retained fewer residential mortgage loans in the loan portfolio. The Bank originated $24.5 million in new residential mortgages for sale in the secondary market during 2006 compared to $15.4 million in 2005. These loans were either originated and funded by the Bank and sold in the secondary market or originated as an agent for a third-party mortgage company. Of this total, $10.4 million paid off existing loans in the Bank’s portfolio. Originating mortgage loans for sale or serving as an agent for a third-party mortgage company allows the Bank to better manage its interest rate risk, while offering a full line of mortgage products to prospective customers.

Securities available for sale, at fair value, consisting primarily of U. S. agency and private mortgage-backed obligations, U. S. agency notes and bonds, and municipal obligations decreased $4.4 million, or 5.8%, from $75.7 million at December 31, 2005 to $71.4 million at December 31, 2006. Purchases of securities available for sale totaled $9.1 million in 2006. These purchases were offset by maturities of $9.7 million and principal repayments of $4.0 million. We invest excess cash in securities that provide safety, liquidity and yield. Accordingly, we purchase mortgage-backed securities to provide cash flow for loan demand and deposit changes, we purchase federal agency notes for short-term yield and low risk, and municipals are purchased to improve our tax equivalent yield focusing on longer term profitability.

The investment in securities held to maturity, consisting of federal agency mortgage-backed securities and municipal obligations, totaled $1.1 million at December 31, 2006 compared to $1.2 million at December 31, 2005. During 2006, the Bank had maturities of $35,000 and principal repayments of $40,000.

Cash and cash equivalents increased from $14.7 million at December 31, 2005 to $24.5 million at December 31, 2006 as excess funds came to the Bank late in 2006 and had not yet been invested as of year end.

Total deposits increased 4.4%, from $317.3 million at December 31, 2005 to $331.1 million at December 31, 2006. Noninterest-bearing demand deposits increased 3.2% to $36.2 million at December 31, 2006. Time deposits and money market accounts increased $14.1 million and $3.0 million, respectively, during 2006 while interest-bearing demand deposits and savings accounts decreased $2.2 million and $2.1 million, respectively, during the period. As market rates continued to increase during 2006, many customers who had been keeping funds in savings and interest-bearing demand deposit accounts began to move those funds into certificates of deposit and money market accounts.

Federal Home Loan Bank borrowings decreased $6.5 million from $65.9 million at December 31, 2005 to $59.5 million at December 31, 2006. New advances of $32.5 million were drawn during the year, primarily to meet short-term liquidity needs. Principal payments on advances totaled $38.9 million during 2006.

Retail repurchase agreements increased from $10.7 million at December 31, 2005 to $19.2 million at December 31, 2006. This increase was primarily due to an increase in public funds which were put out for bid during the year.

Total stockholders’ equity increased from $42.0 million at December 31, 2005 to $44.1 million at December 31, 2006 primarily as a result of retained net income of $1.9 million and a $185,000 unrealized gain on available for sale securities. During 2006, the Company also repurchased 7,483 shares of its stock at a weighted average price of $18.36 per share. As of December 31, 2006, the Company had repurchased 271,881 shares of the 345,000 authorized by the Board of Directors under the current stock repurchase program.

Asset Quality

At December 31, 2006, nonperforming assets, consisting of nonaccrual loans, loans 90 days past due and still accruing and real estate owned, totaled $5.3 million, or 1.16% of total assets compared to a total of $3.9 million, or 0.90% of total assets, at December 31, 2005. At December 31, 2006 and 2005, impaired loans totaled $4.4 million and $3.2 million, respectively, as defined by Statement of Financial Accounting Standards No. 114, Accounting by Creditors for Impairment of a Loan. Impaired loans at December 31, 2006 and 2005 included nonaccrual loans of $3.2 million and $1.9 million, respectively, and loans 90 days past due still accruing interest of $1.1 million and $1.3 million, respectively. The increase in nonaccrual loans primarily relates to four loans secured by commercial real estate in Washington County, Indiana totaling $1.4 million. Loans 90 days past due may continue to accrue interest as long as the estimated value of the collateral and collection efforts are deemed sufficient to ensure full recovery. The related allowance for loan losses on impaired loans was $516,000 at December 31, 2006 and $290,000 at December 31, 2005. The average carrying value of impaired loans was $3.7 million and $2.9 million during the years ended December 31, 2006 and 2005, respectively, and interest income of $132,000 and $99,000 was recognized on impaired loans during the period of impairment under the cash receipts method during 2006 and 2005, respectively. The Bank’s net charge-offs were $594,000, or 0.18% of average loans outstanding for the year ended December 31, 2006, compared to $937,000, or 0.29% of average loans outstanding for the year ended December 31, 2005. The allowance for loan losses was $2.3 million, or 0.68% of total loans, at December 31, 2006 compared to $2.1 million, or 0.64% of total loans, at December 31, 2005. The increase in the ratio of the allowance for loan losses to total loans primarily results from the increase in the loss provision recorded during 2006 compared to 2005 due to the increase in impaired loans. Foreclosed real estate increased to $941,000 at December 31, 2006 compared to $749,000 at December 31, 2005. Foreclosed real estate consists of residential properties held for sale. During 2006 and 2005, foreclosure losses included in net charge-offs to the allowance for loan losses amounted to $102,000 and $235,000, respectively.

The following table presents an analysis of nonperforming assets as of December 31, 2006 and 2005:

(Dollars in thousands)

	2006	2005
Nonaccrual loans:
Residential real estate	$797	$792
Commercial real estate	2,192	805
Commercial business	48	92
Consumer	208	217

Total	3,245	1,906

Loans 90 days past due still accruing interest:
Residential real estate	776	663
Commercial real estate	—	409
Commercial business	144	48
Consumer	205	173

Total	1,125	1,293

Total nonperforming loans	4,370	3,199

Foreclosed real estate, net	941	749

Total nonperforming assets	$5,311	$3,948

Nonperforming loans to net loans	1.31%	0.99%
Nonperforming loans to total assets	0.96%	0.73%
Nonperforming assets to total assets	1.16%	0.90%
Allowance for loan losses as a percentage of:
Outstanding loans	0.68%	0.64%
Nonperforming loans	53.09%	65.77%
Net charge-offs	390.57%	224.55%

Regulations require that the Bank classify its assets on a regular basis. There are three regulatory classifications for problem assets: substandard, doubtful and loss. Management regularly reviews the loan portfolio to determine whether any loans require classification or a change in classification. At December 31, 2006, the Bank had $42,000 in doubtful loans and $4.7 million in substandard loans, of which all but $1.2 million are included in total nonperforming loans reported above. In addition to regulatory classifications, the Bank also classifies loans as “special mention” or “watch” when they are currently performing in accordance with their contractual terms but exhibit potential weaknesses that must be monitored by management on an ongoing basis. At December 31, 2006, the Bank identified $4.4 million in loans as special mention or watch loans.

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

Specific allowances related to impaired loans and other classified loans are established where management has identified significant conditions or circumstances related to a loan that management believes indicate that a probable loss has been incurred. The identification of these loans results from the loan review process that identifies and monitors credits with weaknesses or conditions which call into question the full collection of the contractual payments due under the terms of the loan agreement. Factors considered by management include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due.

For loans evaluated on a pool basis, management applies loss factors to pools of loans with common risk characteristics (i.e., residential mortgage loans, home equity loans, credit card loans). The loss factors are derived from the Bank’s historical loss experience or, where the Bank does not have loss experience, the peer group historical loss experience. Peer group historical loss experience is used after evaluating the attributes of the Bank’s loan portfolio as compared to the peer group which is considered to be community banks located in the central region of the United States. Loss factors are adjusted for significant qualitative factors that, in management’s judgment, affect the collectibility of the loan portfolio segment. The significant qualitative factors include the levels and trends in charge-offs and recoveries, trends in volume and terms of loans, levels and trends in delinquencies, the effects of changes in underwriting standards and other lending practices or procedures, the experience and depth of the lending management and staff, effects of changes in credit concentration, changes in industry and market conditions and national and local economic trends and conditions. Management evaluates these conditions on a quarterly basis and evaluates and modifies the assumptions used in establishing the loss factors.

Off-Balance-Sheet Arrangements

The Company is a party to financial instruments with off-balance-sheet risk including commitments to extend credit under existing lines of credit and commitments to originate loans. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated financial statements.

Off-balance-sheet financial instruments whose contract amounts represent credit and interest rate risk are summarized as follows:

	At December 31,
	2006	2005
	(In thousands)
Commitments to originate new loans	$12,943	$12,720
Undisbursed portion of construction loans	6,029	6,133
Unfunded commitments to extend credit under existing commercial and personal lines of credit	40,891	34,061
Standby letters of credit	4,104	1,029

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

Contractual Obligations

The following table summarizes information regarding the Company’s contractual obligations as of December 31, 2006:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(In thousands)
Deposits	$331,143	$259,626	$52,953	$17,882	$682
Federal Home Loan Bank advances	59,461	14,767	16,918	20,426	7,350
Retail repurchase agreements	19,228	19,228	—	—	—
Operating lease obligations	145	39	78	28	—

Total contractual obligations	$409,977	$293,660	$69,949	$38,336	$8,032

Liquidity and Capital Resources

Liquidity refers to the ability of a financial institution to generate sufficient cash flow to fund current loan demand, meet deposit withdrawals and pay operating expenses. The Bank’s primary sources of funds are new deposits and proceeds from loan repayments and prepayments and from the maturity of securities. The Bank may also borrow from the Federal Home Loan Bank of Indianapolis. While loan repayments and maturities of securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by market interest rates, general economic conditions and competition. At December 31, 2006, the Bank had cash and interest-bearing deposits with banks of $24.5 million and securities available for sale with a fair value of $71.4 million. If the Bank requires funds beyond its ability to generate them internally, it has additional borrowing capacity with the Federal Home Loan Bank of Indianapolis and collateral eligible for repurchase agreements.

The Bank must maintain an adequate level of liquidity to ensure the availability of sufficient funds to support loan growth and deposit withdrawals, to satisfy financial commitments and to take advantage of investment opportunities. At December 31, 2006, the Bank had total commitments to extend credit of $59.9 million. See Note 16 in the accompanying Notes to Consolidated Financial Statements. At December 31, 2006, the Bank had certificates of deposit scheduled to mature within one year of $100.3 million. Historically, the Bank has been able to retain a significant amount of its deposits as they mature.

The Bank is required to maintain specific amounts of capital pursuant to OTS regulations. As of December 31, 2006, the Bank was in compliance with all regulatory capital requirements which were effective as of such date with tangible, core and risk-based capital ratios of 8.0%, 8.0% and 13.2%, respectively. See Note 20 in the accompanying Notes to Consolidated Financial Statements.

Effect of Inflation and Changing Prices

The consolidated financial statements and related financial data presented in this report have been prepared in accordance with generally accepted accounting principles, which generally require the measurement of financial position and operating results in terms of historical dollars, without considering the changes in relative purchasing power of money over time due to inflation. The primary impact of inflation is reflected in the increased cost of the Bank’s operations. Unlike most industrial companies, virtually all the assets and liabilities of the financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on the financial institutions performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

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

The following tables are provided by the OTS and set forth the change in the Bank’s NPV at December 31, 2006 and 2005, based on OTS assumptions that would occur in the event of an immediate change in interest rates, with no effect given to any steps that management might take to counteract that change.

	At December 31, 2006
	Net Portfolio Value			Net Portfolio Value as a Percent of Present Value of Assets
Change In Rates	Dollar Amount	Dollar Change	Percent Change
				NPV Ratio	Change
	(Dollars in thousands)
300bp	$36,549	$(15,911)	(30)%	8.22%	(301)bp
200bp	42,490	(9,970)	(19)	9.39	(184)bp
100bp	48,196	(4,264)	(8)	10.47	(76)bp
—bp	52,460	—	—	11.23	—bp
(100)bp	54,725	2,265	4	11.58	35 bp
(200)bp	55,166	2,706	5	11.58	35 bp

	At December 31, 2005
	Net Portfolio Value			Net Portfolio Value as a Percent of Present Value of Assets
Change In Rates	Dollar Amount	Dollar Change	Percent Change
				NPV Ratio	Change
	(Dollars in thousands)
300bp	$39,849	$(12,408)	(24)%	9.33%	(230)bp
200bp	44,647	(7,610)	(15)	10.27	(136)bp
100bp	49,055	(3,202)	(6)	11.09	(54)bp
—bp	52,257	—	—	11.63	—bp
(100)bp	52,955	698	1	11.66	3 bp
(200)bp	50,286	(1,971)	(4)	11.03	(60)bp

The preceding tables indicate that the Bank’s NPV would be expected to decrease in the event of a sudden and sustained increase in prevailing market interest rates, but would be expected to increase in the event of a sudden and sustained decrease in rates. The expected decrease in the Bank’s NPV given an increase in rates is primarily attributable to the relatively high percentage of fixed-rate loans in the Bank’s loan portfolio. At December 31, 2006, approximately 64% of the loan portfolio consisted of fixed-rate loans.

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

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

First Capital, Inc.

Corydon, Indiana

We have audited the accompanying consolidated balance sheets of First Capital, Inc. and Subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Capital, Inc. and Subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

New Albany, Indiana

January 12, 2007

FIRST CAPITAL, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2006 AND 2005

(Dollars in thousands, except share and per share data)	2006	2005
ASSETS
Cash and due from banks	$14,002	$12,625
Interest-bearing deposits with banks	10,155	1,780
Federal funds sold	311	268

Total cash and cash equivalents	24,468	14,673

Securities available for sale, at fair value	71,362	75,721
Securities-held to maturity (fair value $1,214; $1,293 in 2005)	1,118	1,194
Loans held for sale	2,275	—
Loans, net of allowance for loan losses of $ 2,320 in 2006 and $2,104 in 2005	333,575	322,453
Federal Home Loan Bank stock, at cost	3,551	3,746
Foreclosed real estate	941	749
Premises and equipment	9,224	9,287
Accrued interest receivable	2,497	2,462
Cash value of life insurance	1,349	1,308
Goodwill	5,386	5,386
Core deposit intangibles	390	463
Other assets	969	912

Total Assets	$457,105	$438,354

LIABILITIES
Deposits:
Noninterest-bearing	$36,218	$35,110
Interest-bearing	294,925	282,154

Total Deposits	331,143	317,264

Retail repurchase agreements	19,228	10,704
Advances from Federal Home Loan Bank	59,461	65,947
Accrued interest payable	1,863	1,498
Accrued expenses and other liabilities	1,321	984

Total Liabilities	413,016	396,397

Commitments and contingencies

STOCKHOLDERS’ EQUITY
Preferred stock of $.01 par value per share Authorized 1,000,000 shares; none issued	—	—
Common stock of $.01 par value per share Authorized 5,000,000 shares; issued 3,113,705 shares (2,852,509 shares in 2005)	31	29
Additional paid-in capital	23,647	19,403
Retained earnings-substantially restricted	26,783	28,989
Accumulated other comprehensive income	(581)	(766)
Unearned stock compensation and ESOP shares	(203)	(248)
Less treasury stock, at cost—271,881 shares (264,398 shares in 2005)	(5,588)	(5,450)

Total Stockholders’ Equity	44,089	41,957

Total Liabilities and Stockholders’ Equity	$457,105	$438,354

See notes to consolidated financial statements.

FIRST CAPITAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Dollars in thousands, except per share data)	2006	2005	2004
INTEREST INCOME
Loans, including fees	$22,852	$20,397	$19,368
Securities:
Taxable	2,276	2,258	1,909
Tax-exempt	713	642	596
Federal Home Loan Bank dividends	178	163	150
Interest-bearing deposits in banks	192	199	86

Total interest income	26,211	23,659	22,109

INTEREST EXPENSE
Deposits	9,019	7,032	5,914
Retail repurchase agreements	841	273	4
Advances from Federal Home Loan Bank	2,881	3,038	3,199

Total interest expense	12,741	10,343	9,117

Net interest income	13,470	13,316	12,992
Provision for loan losses	810	563	510

Net interest income after provision for loan losses	12,660	12,753	12,482

NONINTEREST INCOME
Service charges on deposit accounts	2,375	2,121	1,923
Commission income	312	336	318
Gain on sale of mortgage loans	399	215	165
Mortgage brokerage fees	84	158	141
Other income	260	131	119

Total noninterest income	3,430	2,961	2,666

NONINTEREST EXPENSE
Compensation and benefits	5,985	5,702	5,663
Occupancy and equipment	1,208	1,154	1,047
Data processing	636	712	777
Professional fees	417	369	326
Advertising	320	326	265
Other expenses	1,944	1,849	1,840

Total noninterest expense	10,510	10,112	9,918

Income before income taxes	5,580	5,602	5,230
Income tax expense	1,872	1,914	1,799

Net Income	$3,708	$3,688	$3,431

Net income per common share, basic	$1.31	$1.31	$1.13

Net income per common share, diluted	$1.30	$1.29	$1.11

See notes to consolidated financial statements.

FIRST CAPITAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Dollars in thousands, except share and per share data)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Unearned Stock Compensation and ESOP	Treasury Stock	Total
Balances at January 1, 2004	$28	$19,183	$25,092	$380	$(473)	$(315)	$43,895

COMPREHENSIVE INCOME
Net income	—	—	3,431	—	—	—	3,431
Other comprehensive income:
Change in unrealized gain on securities available for sale, net of deferred income tax benefit of $230	—	—	—	(351)	—	—	(351)
Less: Reclassification adjustment	—	—	—	—	—	—	—

Total comprehensive income							3,080

Cash dividends ($0.60 per share)	—	—	(1,635)	—	—	—	(1,635)
Stock options exercised	—	31	—	—	—	—	31
Shares released by ESOP trust	—	64	—	—	72	—	136
Stock compensation expense	—	—	—	—	70	—	70
Purchase of 231,103 treasury shares	—	—	—	—	—	(4,863)	(4,863)

Balances at December 31, 2004	28	19,278	26,888	29	(331)	(5,178)	40,714

COMPREHENSIVE INCOME
Net income	—	—	3,688	—	—	—	3,688
Other comprehensive income:
Change in unrealized gain on securities available for sale, net of deferred income tax benefit of $473	—	—	—	(795)	—	—	(795)
Less: Reclassification adjustment	—	—	—	—	—	—	—

Total comprehensive income							2,893

Cash dividends ($0.62 per share)	—	—	(1,587)	—	—	—	(1,587)
Stock options exercised	1	68	—	—	—	—	69
Shares released by ESOP trust	—	57	—	—	82	—	139
Stock compensation expense	—	—	—	—	1	—	1
Purchase of 14,656 treasury shares	—	—	—	—	—	(272)	(272)

Balances at December 31, 2005	$29	$19,403	$28,989	$(766)	$(248)	$(5,450)	41,957

See notes to consolidated financial statements.

FIRST CAPITAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY—CONTINUED

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Dollars in thousands, except share and per share data)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Unearned Stock Compensation and ESOP	Treasury Stock	Total
Balances at December 31, 2005	$29	$19,403	$28,989	$(766)	$(248)	$(5,450)	$41,957

COMPREHENSIVE INCOME
Net income	—	—	3,708	—	—	—	3,708
Other comprehensive income:
Change in unrealized loss on securities available for sale, net of deferred income tax expense of $105	—	—	—	185	—	—	185
Less: Reclassification adjustment	—	—	—	—	—	—	—

Total comprehensive income							3,893

10% stock dividend	2	4,118	(4,081)	—	(39)	—	—
Cash dividends ($0.68 per share)	—	—	(1,833)	—	—	—	(1,833)
Stock options exercised	—	25	—	—	—	—	25
Shares released by ESOP trust	—	69	—	—	82	—	151
Stock compensation expense	—	32	—	—	2	—	34
Purchase of 7,483 treasury shares	—	—	—	—	—	(138)	(138)

Balances at December 31, 2006	$31	$23,647	$26,783	$(581)	$(203)	$(5,588)	$44,089

See notes to consolidated financial statements.

FIRST CAPITAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Dollars in thousands)	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$3,708	$3,688	$3,431
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of premium and accretion of discount on securities, net	30	137	224
Depreciation and amortization expense	751	821	818
Deferred income taxes	(159)	182	235
ESOP and stock compensation expense	185	155	226
Increase in cash value of life insurance	(41)	(40)	(41)
Provision for loan losses	810	563	510
Proceeds from sale of mortgage loans	22,580	16,114	10,657
Mortgage loans originated for sale	(24,456)	(15,390)	(11,002)
Net gain on sale of mortgage loans	(399)	(215)	(165)
Stock dividends on Federal Home Loan Bank stock	—	(78)	(150)
(Increase) decrease in accrued interest receivable	(35)	(358)	70
Increase in accrued interest payable	365	212	126
Net change in other assets/liabilities	334	(218)	308

Net Cash Provided By Operating Activities	3,673	5,573	5,247

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of securities available for sale	(9,097)	(23,639)	(27,635)
Proceeds from maturities of securities available for sale	9,732	6,523	23,736
Proceeds from maturities of securities held to maturity	35	25	166
Principal collected on mortgage-backed obligations	4,025	5,221	4,240
Net increase in loans receivable	(12,669)	(7,083)	(14,312)
Purchase of Federal Home Loan Bank stock	—	—	(424)
Proceeds from redemption of Federal Home Loan Bank stock	195	—	—
Proceeds from sale of foreclosed real estate	545	846	699
Purchase of premises and equipment	(615)	(139)	(351)

Net Cash Used In Investing Activities	(7,849)	(18,246)	(13,881)

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase in deposits	13,879	802	13,994
Advances from Federal Home Loan Bank	32,450	30,000	22,270
Repayment of advances from Federal Home Loan Bank	(38,936)	(29,152)	(17,413)
Net increase in retail repurchase agreements	8,524	10,069	115
Exercise of stock options	25	61	30
Purchase of treasury stock	(138)	(271)	(4,863)
Cash dividends paid	(1,833)	(1,588)	(1,635)

Net Cash Provided By Financing Activities	13,971	9,921	12,498

Net Increase (Decrease) in Cash and Cash Equivalents	9,795	(2,752)	3,864
Cash and Cash Equivalents at Beginning of Year	14,673	17,425	13,561

Cash and Cash Equivalents at End of Year	$24,468	$14,673	$17,425

See notes to consolidated financial statements.

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

First Capital, Inc. (the Company) is the thrift holding company of First Harrison Bank (the Bank), a wholly-owned subsidiary. The Bank is a federally-chartered savings bank which provides a variety of banking services to individuals and business customers through eleven locations in southern Indiana. The Bank’s primary source of revenue is real estate mortgage loans. The Bank originates mortgage loans for sale in the secondary market and also serves as an agent for a mortgage company. Effective January 1, 2004, First Harrison Financial Services, Inc., a wholly-owned subsidiary of the Bank that formerly provided property and casualty insurance and non-deposit investment products, dissolved its charter and all accounts were combined with the Bank. On December 28, 2006, the Bank sold its property and casualty insurance business, but the Bank continues to sell non-deposit investment products through a financial services division. During 2004, the Bank organized three wholly-owned subsidiaries to manage a portion of the investment securities portfolio. First Harrison Investments, Inc. and First Harrison Holdings, Inc. are Nevada corporations that jointly own First Harrison, LLC, a Nevada limited liability corporation that holds and manages an investment securities portfolio.

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

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(1—continued)

Investment Securities

Securities Available for Sale: Securities classified as available for sale are reported at fair value. Unrealized gains and losses, net of tax, on securities available for sale are included in other comprehensive income and the accumulated unrealized holding gains and losses are reported as a separate component of equity until realized. Realized gains and losses on the sale of securities available for sale are determined using the specific identification method and are included in other noninterest income and, when applicable, are reported as a reclassification adjustment, net of tax, in other comprehensive income. Amortization of premium and accretion of discount are recognized in interest income using methods approximating the interest method over the period to maturity.

Securities Held to Maturity: Debt securities for which the Company has the positive intent and ability to hold to maturity are reported at cost, adjusted for amortization of premium and accretion of discount that are recognized in interest income using methods approximating the interest method over the period to maturity.

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

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(1—continued)

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

Premises and Equipment

The Company uses the straight line method of computing depreciation at rates adequate to amortize the cost of the applicable assets over their estimated useful lives. Items capitalized as part of premises and equipment are valued at cost. Maintenance and repairs are expensed as incurred. The cost and related accumulated depreciation of assets sold, or otherwise disposed of, are removed from the related accounts and any gain or loss is included in earnings.

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(1—continued)

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

Mortgage Banking Activities

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or market value. Aggregate market value is determined based on the quoted prices under a “best efforts” sales agreement with a third party. Net unrealized losses are recognized through a valuation allowance by charges to income. Realized gains on sales of mortgage loans are included in noninterest income. Mortgage loans are sold with servicing released.

Commitments to originate mortgage loans held for sale are considered derivative financial instruments to be accounted for at fair value. The Bank’s mortgage loan commitments subject to derivative accounting are fixed-rate mortgage loan commitments at market rates when initiated. At December 31, 2006, the Bank had commitments to originate $1.7 million in fixed-rate mortgage loans intended for sale in the secondary market after the loans are closed. Fair value is estimated based on fees that would be charged on commitments with similar terms.

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

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(1—continued)

Stock-Based Compensation

Effective January 1, 2006, the Company adopted the fair value based method of accounting for stock-based compensation prescribed in statement of Financial Accounting Standards (SFAS) 123R, Share-Based Payment, for its stock option plan.

Advertising Costs

Advertising costs are charged to operations when incurred.

Recent Accounting Pronouncements

The following are summaries of recently issued accounting pronouncements that impact the accounting and reporting practices of the Company:

In March 2006, FASB issued SFAS 156, Accounting for Servicing of Financial Assets. The guidance in SFAS 156 amends the guidance in SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. Specifically, the guidance in SFAS 156 addresses the recognition and measurement of separately-recognized servicing assets and liabilities and provides an approach to simplify efforts to obtain hedge-like accounting. The guidance clarifies when an obligation to service financial assets should be recognized separately as a servicing asset or a servicing liability and requires that a separately-recognized servicing asset or servicing liability initially be measured at fair value. The guidance further permits an entity with a separately-recognized servicing asset or servicing liability to choose either the amortization method or the fair value method for subsequent measurement. The statement is effective for all separately-recognized servicing assets and liabilities acquired or issued after the beginning of the fiscal year that begins after September 15, 2006 with early implementation permitted. The adoption of this statement is not expected to have a material impact on the Company’s financial condition or results of operations.

In June 2006, FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, which clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with SFAS 109, Accounting for Income Taxes. The Interpretation prescribes a more-likely-than-not recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The provisions of the Interpretation are effective for fiscal years beginning after December 15, 2006. The application of this Interpretation is not expected to have a material impact on the Company’s financial condition or results of operations.

In September 2006, FASB issued SFAS 157, Fair Value Measurements. The statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The statement does not require any new fair value measurements under existing accounting pronouncements. The definition of fair value retains the exchange price notion found in earlier definitions of fair value and clarifies that the exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the market in which the reporting entity would transact the sell or transfer. The statement further emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, the statement provides that fair value measurement should be determined based on the assumptions that market participants would use in pricing the assets or liability. The statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years with earlier implementation permitted. The application of this statement is not expected to have a material impact on the Company’s financial condition or results of operations.

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(1—continued)

In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 108, entitled Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, which provides guidance related to the consideration of the carryover or reversal effects of prior-year misstatements in quantifying current-year misstatements for purposes of materiality assessments. The SEC Staff concluded that registrants should quantify errors using both an income statement approach and a balance sheet approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, would be considered material. The guidance in SAB 108 is effective for evaluating the effect of prior-year misstatements on financial statements for the first fiscal year ending after November 15, 2006 and provides that the cumulative effect of misstatements considered material under this guidance should be reported as an adjustment to the opening balance of retained earnings as of the beginning of that first fiscal year with disclosure of the nature and amount of each individual error being corrected in the cumulative adjustment. The Company applied the guidance in SAB 108 effective for the interim financial report for the quarter ended September 30, 2006. The application of the guidance in SAB 108 had no impact on the Company’s financial condition or results of operations.

(2)	RESTRICTION ON CASH AND DUE FROM BANKS

The Bank is required to maintain reserve balances on hand and with the Federal Reserve Bank which are noninterest bearing and unavailable for investment. The average amount of those reserve balances for each of the years ended December 31, 2006 and 2005 were approximately $5.7 million.

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(3)	INVESTMENT SECURITIES

Debt and equity securities have been classified in the balance sheets according to management’s intent. Investment securities at December 31, 2006 and 2005 are summarized as follows:

(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2006:
Securities available for sale:
Federal agency and corporate mortgage-backed securities	$20,045	$9	$391	$19,663
Other debt securities:
Federal agency notes or bonds	32,936	—	504	32,432
Municipal	17,821	100	109	17,812

Subtotal, debt securities	70,802	109	1,004	69,907

Mutual funds	1,478	—	23	1,455

Total securities available for sale	$72,280	$109	$1,027	$71,362

Securities held to maturity:
Federal agency mortgage-backed securities	$62	$—	$2	$60
Other debt securities:
Municipal	1,056	98	—	1,154

Total securities held to maturity	$1,118	$98	$2	$1,214

December 31, 2005:
Securities available for sale:
Federal agency and corporate mortgage-backed securities	$18,107	$5	$469	$17,643
Other debt securities:
Federal agency notes or bonds	38,999	1	753	38,247
Corporate notes	2,453	—	3	2,450
Municipal	15,966	134	103	15,997

Subtotal, debt securities	75,525	140	1,328	74,337

Mutual funds	1,404	—	20	1,384

Total securities available for sale	$76,929	$140	$1,348	$75,721

Securities held to maturity:
Federal agency Mortgage-backed securities	$103	$—	$4	$99
Other debt securities:
Municipal	1,091	103	—	1,194

Total securities held to maturity	$1,194	$103	$4	$1,293

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(3 – continued)

The amortized cost and fair value of debt securities as of December 31, 2006, by contractual maturity, are shown below. Expected maturities of mortgage-backed securities may differ from contractual maturities because the mortgages underlying the obligations may be prepaid without penalty.

	Securities Available for Sale		Securities Held to Maturity
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
(In thousands)
Due in one year or less	$7,896	$7,855	$40	$42
Due after one year through five years	31,369	30,915	183	191
Due after five years through ten years	5,339	5,344	128	137
Due after ten years	6,153	6,130	705	784

	50,757	50,244	1,056	1,154

Mortgage-backed securities	20,045	19,663	62	60

	$70,802	$69,907	$1,118	$1,214

Investment securities with a carrying amount of $500,000 were pledged to secure public deposits at December 31, 2006. Also see notes 9 and 10 regarding investment securities pledged for other purposes.

Information pertaining to securities with gross unrealized losses at December 31, 2006, aggregated by investment category and the length of time that individual securities have been in a continuous loss position, follows:

	Number of Investment Positions	Fair Value	Gross Unrealized Losses
(Dollars in thousands)
Securities available for sale:

Continuous loss position less than twelve months:
Federal agency and corporate mortgage-backed securities	4	$1,455	$3
Federal agency notes or bonds	1	500	1
Municipal obligations	6	2,201	14

Total less than twelve months	11	4,156	18

Continuous loss position more than twelve months:
Federal agency and corporate mortgage-backed securities	29	13,681	388
Federal agency notes or bonds	40	31,433	503
Municipal obligations	17	5,144	95
Mutual fund	2	1,455	23

Total more than twelve months	88	51,713	1,009

Total securities available for sale	99	$55,869	$1,027

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(3 – continued)

	Number Of Investment Positions	Fair Value	Gross Unrealized Losses
(Dollars in thousands)
Securities held to maturity:
Continuous loss position more than twelve months:
Federal agency mortgage-backed securities	2	$48	$2

At December 31, 2006, the 97 debt securities in the available for sale classification in a loss position had depreciated approximately 2% from the amortized cost basis. The two debt securities in the held to maturity classification in a loss position at December 31, 2006 had depreciated approximately 3% from the amortized cost basis. All of the debt securities in a loss position at December 31, 2006 were backed by federal or state governments or secured by mortgage loans. These unrealized losses related principally to current interest rates for similar types of securities. In analyzing an issuer’s financial condition, management considers whether the securities are issued by the federal government, its agencies or other governments, whether downgrades by bond rating agencies have occurred, and the results of reviews of the issuer’s financial condition. As management has the ability to hold debt securities until maturity, or for the foreseeable future if classified as available for sale, no declines are deemed to be other-than-temporary.

(4)	LOANS

Loans at December 31, 2006 and 2005 consisted of the following:

(In thousands)	2006	2005
Real estate mortgage loans:
Residential	$173,806	$178,329
Land	12,581	7,772
Residential construction	17,435	19,513
Commercial real estate	47,756	37,697
Commercial real estate construction	764	1,199
Commercial business loans	24,730	24,626
Consumer loans:
Home equity and second mortgage loans	39,483	36,951
Automobile loans	15,637	14,526
Loans secured by savings accounts	2,263	1,950
Unsecured loans	2,895	2,932
Other consumer loans	4,406	5,142

Gross loans	341,756	330,637

Less:
Deferred loan origination fees, net	(168)	(117)
Undisbursed portion of loans in process	6,029	6,197
Allowance for loan losses	2,320	2,104

Loans, net	$333,575	$322,453

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(4 – continued)

At December 31, 2006, residential mortgage loans secured by one-to-four family residential properties without private mortgage insurance or government guarantee and with loan-to-value ratios exceeding 90% amounted to approximately $6.1 million.

Mortgage loans serviced for the benefit of others amounted to $798,000 and $898,000 at December 31, 2006 and 2005, respectively.

An analysis of the allowance for loan losses is as follows:

(In thousands)	2006	2005	2004
Beginning balances	$2,104	$2,478	$2,433
Provision for loan losses	810	563	510
Recoveries	110	124	56
Loans charged-off	(704)	(1,061)	(521)

Ending balances	$2,320	$2,104	$2,478

At December 31, 2006 and 2005, the total recorded investment in loans on nonaccrual amounted to approximately $3.2 million and $1.9 million, respectively. The total recorded investment in loans past due ninety days or more and still accruing interest amounted to approximately $1.1 million and $1.3 million at December 31, 2006 and 2005, respectively. Information about impaired loans and the related allowance for loan losses is presented below.

(In thousands)	2006	2005	2004
At end of year:
Impaired loans with related allowance	$1,657	$784	$2,046
Impaired loans with no allowance	2,713	2,415	1,514

Total	$4,370	$3,199	$3,560

Allowance related to impaired loans	$516	$290	$820
Average balance of impaired loans during the year	3,678	2,906	4,192
Interest income recognized in the statements of income during the periods of impairment	91	81	113
Interest income recognized during the periods of impairment – cash method	132	99	189

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

The following table represents the aggregate activity for related party loans during the year ended December 31, 2006:

(In thousands)
Beginning balance	$1,387
New loans	4,038
Payments	(2,460)

Ending balance	$2,965

The Bank has purchased commercial paper from a corporation where a director is considered a related party. In the opinion of management, these transactions were made in the ordinary course of business on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with unrelated parties. During the year ended December 31, 2006, the Bank purchased approximately $826,000 of loans to customers of the corporation and the aggregate outstanding balance of all loans purchased from the corporation was approximately $1.9 million and $2.4 million at December 31, 2006 and 2005, respectively.

(5)	PREMISES AND EQUIPMENT

Premises and equipment as of December 31 consisted of the following:

(In thousands)	2006	2005
Land and land improvements	$2,530	$2,530
Leasehold improvements	159	158
Office buildings	7,485	7,449
Furniture, fixtures and equipment	4,025	3,634

	14,199	13,771
Less accumulated depreciation	4,975	4,484

Totals	$9,224	$9,287

Depreciation expense was $678,000, $748,000 and $745,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(6)	FORECLOSED REAL ESTATE

At December 31, 2006 and 2005, the Bank had foreclosed real estate held for sale of $941,000 and $749,000, respectively. During the years ended December 31, 2006, 2005 and 2004, foreclosure losses in the amount of $102,000, $235,000 and $152,000, respectively, were charged off to the allowance for loan losses. Losses on subsequent write downs of foreclosed real estate are aggregated with realized gains and losses from the sale of foreclosed real estate. No losses on subsequent write downs of foreclosed real estate were recognized in 2006, 2005 and 2004. The net gain or loss on foreclosed real estate is reported in other noninterest income or noninterest expense. Real estate taxes and other expenses of holding foreclosed real estate are included in other noninterest expenses and amounted to $93,000, $61,000 and $48,000 in 2006, 2005 and 2004, respectively.

(7)	GOODWILL AND OTHER INTANGIBLES

The Company acquired goodwill in the acquisition of Hometown Bancshares, Inc. during 2003. Goodwill is evaluated for impairment at least annually or more frequently upon the occurrence of an event or when circumstances indicate that the carrying amount is greater than its fair value. No impairment of goodwill was recognized during 2006, 2005 or 2004.

The following is a summary of other intangible assets subject to amortization as of December 31, 2006 and 2005:

(In thousands)	2006	2005
Core deposit intangibles:
Acquired in branch acquisition	$181	$181
Acquired in Hometown merger	566	566

Gross carrying amount	747	747
Accumulated amortization	(357)	(284)

	$390	$463

Amortization expense was $73,000, $73,000 and $59,000 for the years ended December 31, 2006, 2005 and 2004, respectively. Estimated amortization expense for each of the ensuing five years is as follows:

Year ending December 31:	(In thousands)
2007	$73
2008	73
2009	73
2010	73
2011	66

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(8)	DEPOSITS

The aggregate amount of time deposit accounts with balances of $100,000 or more was approximately $50.4 million and $39.4 million at December 31, 2006 and 2005, respectively. Deposit account balances in excess of $100,000 are not federally insured.

At December 31, 2006, scheduled maturities of time deposits were as follows:

Year ending December 31:	(In thousands)
2007	$100,348
2008	36,808
2009	16,145
2010	16,098
2011 and thereafter	2,466

Total	$171,865

The Bank held deposits of approximately $6.1 million and $5.3 million for related parties at December 31, 2006 and 2005, respectively.

(9)	RETAIL REPURCHASE AGREEMENTS

Retail repurchase agreements represent overnight borrowings from deposit customers and the debt securities sold under the repurchase agreements are under the control of the Bank. Information concerning borrowings under repurchase agreements is summarized as follows:

(Dollars in thousands)	2006	2005	2004
Weighted average interest rate during the year	5.00%	3.42%	1.36%
Average daily balance	$16,821	$7,986	$295
Maximum month-end balance during the year	$24,346	$13,276	$697

Debt securities underlying the agreements at December 31:
Amortized cost	$26,567	$16,964	$2,007
Fair value	$25,118	$16,952	$2,015

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(10)	ADVANCES FROM FEDERAL HOME LOAN BANK

At December 31, 2006 and 2005, advances from the Federal Home Loan Bank were as follows:

	2006		2005
	Weighted Average Rate	Amount	Weighted Average Rate	Amount
(Dollars in thousands)
Fixed rate advances	4.88%	$59,461	4.78%	$58,447
Variable rate advances	—%	—	4.18%	7,500

		$59,461		$65,947

At December 31, 2006, advances from the Federal Home Loan Bank totaling $18.0 million carried a put option whereby the Federal Home Loan Bank will automatically convert the fixed rate advance to a variable rate should the market interest rate exceed a pre-determined strike rate.

The following is a schedule of maturities for advances outstanding as of December 31, 2006:

(In thousands)
Due in:
2007	$14,767
2008	9,864
2009	7,054
2010	17,047
2011	3,379
Thereafter	7,350

Total	$59,461

The advances are secured under a blanket collateral agreement. At December 31, 2006, the carrying value of residential mortgage loans and investment securities pledged as security for the advances was $139.1 million and $1.2 million, respectively.

(11)	LEASE COMMITMENTS

During 2005, the Bank extended a noncancellable lease agreement for branch office space which expires in 2010. The Bank also has a noncancellable sub-lease agreement for branch office space which expires in 2010.

The subsidiary companies headquartered in Nevada lease office space under sublease agreement that automatically renew for one year periods each October.

The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2006 for each of the next five years and in the aggregate:

Year ending December 31:	(In thousands)
2007	$39
2008	39
2009	39
2010	28

Total minimum payments required	$145

Total rental expense for all operating leases for the years ended December 31, 2006, 2005 and 2004 amounted to $49,000, $44,000 and $35,000, respectively.

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(12)	INCOME TAXES

The components of income tax expense were as follows:

(In thousands)	2006	2005	2004
Current	$2,031	$1,725	$1,563
Tax benefit allocated to additional paid-in capital related to exercise of options	—	7	1
Deferred	(159)	182	235

Totals	$1,872	$1,914	$1,799

Significant components of the deferred tax assets and liabilities as of December 31, 2006 and 2005 were as follows:

(In thousands)	2006	2005
Deferred tax assets (liabilities):
Depreciation	$(505)	$(563)
Deferred loan fees and costs	(113)	(98)
Deferred compensation plans	175	175
Federal Home Loan Bank stock dividends	(127)	(133)
Allowance for loan losses	910	824
Unrealized gain on securities available for sale	336	442
Acquisition purchase accounting adjustments	(132)	(155)
Other	32	30

Net deferred tax asset	$576	$522

The reconciliation of income tax expense with the amount which would have been provided at the federal statutory rate of 34% follows:

(In thousands)	2006	2005	2004
Provision at federal statutory tax rate	$1,897	$1,905	$1,778
State income tax-net of federal tax benefit	233	245	255
Tax-exempt interest income	(266)	(199)	(201)
Increase in cash value of life insurance	(14)	(13)	(14)
Other	22	(24)	(19)

Totals	$1,872	$1,914	$1,799

Effective tax rate	33.5%	34.2%	34.4%

Prior to July 1, 1996, the Bank was permitted by the Internal Revenue Code to deduct from taxable income an annual addition to a statutory bad debt reserve subject to certain limitations. Retained earnings at December 31, 2006 includes approximately $1.0 million of cumulative deductions for which no deferred federal income tax liability has been recorded. Reduction of these reserves for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes subject to the then current corporate income tax rate. The unrecorded deferred liability on these amounts was approximately $354,000 at December 31, 2006.

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

Defined Contribution Plan:

The Bank has a qualified contributory defined contribution plan available to all eligible employees. The plan allows participating employees to make tax-deferred contributions under Internal Revenue Code Section 401(k). The Bank contributed $195,000, $188,000 and $185,000 to the plan for the years ended December 31, 2006, 2005 and 2004, respectively.

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

Compensation expense is recognized based on the average fair value of shares released for allocation to participant accounts during the year with a corresponding credit to stockholders’ equity. Compensation expense recognized for the years ended December 31, 2006, 2005 and 2004 amounted to $151,000, $153,000 and $156,000, respectively.

Company common stock held by the ESOP trust at December 31 was as follows, as restated for the stock dividend declared on June 19, 2006 (see Note 19):

(Dollars in thousands)	2006	2005
Allocated shares	44,030	36,824
Unearned shares	18,861	27,061

Total ESOP shares	62,891	63,885

Fair value of unearned shares	$350	$484

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(14)	DEFERRED COMPENSATION PLANS

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

Assuming normal retirement, the benefits under the plan are paid in varying amounts between 1999 and 2022. The Bank is the owner and beneficiary of insurance policies on the lives of these officers which may provide funds for a portion of the required payments. The agreements also provide for payment of benefits in the event of disability, early retirement, termination of employment or death. Deferred compensation expense for this plan was $36,000, $36,000 and $34,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

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

Assuming normal retirement, the benefits under the plan are paid in varying amounts between 1995 and 2037. The agreements also provide for payment of benefits in the event of disability, early retirement, termination of service or death. Deferred compensation expense for this plan was $14,000, $13,000 and $12,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

(15)	STOCK-BASED COMPENSATION PLANS

At December 31, 2006, the Company has two stock-based compensation plans, which are described below. The compensation cost that has been charged against income for those plans was $34,000, $1,000 and $70,000 for 2006, 2005 and 2004, respectively. The total income tax benefit for stock options exercised was $7,000 and $1,000 for 2005 and 2004, respectively. No income tax benefit was realized in 2006 for stock options exercised.

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

Options granted generally vest ratably over five years and are exercisable in whole or in part for a period up to ten years from the date of the grant. Certain stock options provide for accelerated vesting if there is a change in control (as defined in the plan).

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(15 - continued)

The fair market value of stock options granted was determined at the date of grant using the Black-Scholes-Merton option pricing model. Expected volatilities are based on historical volatility of the Company’s stock. The expected term of options granted represents the period of time that options are expected to be outstanding and is based on historical trends. The risk free rate for the expected life of the options is based on the U.S. Treasury yield curve in effect at the time of grant. The following assumptions were used for grants during the years ended December 31, 2005 and 2004. No options were granted during the year ended December 31, 2006.

	2005	2004
Expected dividend yields	3.30%	2.61%
Risk-free interest rate	3.72%	3.62%
Expected volatility	10.01%	17.60%
Expected life of options	7 years	7 years

A summary of option activity under the plan as of December 31, 2006, and changes during the year then ended is presented below:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
(Dollars in thousands except per share data)

Outstanding at beginning of year	111,820	$14.64
Granted	—	—
Exercised	2,927	8.67
Forfeited or expired	2,741	18.71

Outstanding at end of year	106,152	$14.70	4.9	$515

Exercisable at end of year	78,333	$12.54	3.9	$515

The weighted average grant-date fair value of options granted during the years 2005 and 2004 was $1.75 and $3.73, respectively. No options were granted during 2006. The total intrinsic value of options exercised during the years ended December 31, 2006, 2005 and 2004, was $28,000, $53,000 and $26,000, respectively.

Effective January 1, 2006, the Company adopted SFAS 123R, Share-Based Payment, a revision of SFAS 123, Accounting for Stock-Based Compensation. The Company’s stock option plan was previously accounted for in accordance with the provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, and, as such, no stock-based employee compensation cost was reflected in net income because all options granted under the stock option plan had an exercise price equal to the market value of the underlying common stock on the date of grant. The Company adopted SFAS 123R using the modified prospective method and, as such, results from prior periods have not been restated. Under the statement’s transition provisions, compensation cost is recognized on or after the effective date for the portion of outstanding awards, for which the requisite service has not yet been rendered, based on the grant date fair value of those awards calculated under the statement.

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(15- continued)

The Company recognized compensation expense of $32,000 for the year ended December 31, 2006 related to the stock option plan as expense is recognized ratably over the five-year vesting period of the options. At December 31, 2006, there was $78,000 of unrecognized compensation expense related to nonvested stock options, which will be recognized over the remaining vesting period.

The following table illustrates the effect on net income and earnings per share as if the Company had applied the fair value recognition provisions of SFAS No. 123R to stock-based employee compensation in 2005 and 2004.

	Year Ended December 31,
(In thousands, except per share data)	2005	2004
Net income, as reported	$3,688	$3,431
Deduct: Total stock-based employee determined under fair value based method for all awards, net of related tax effects	(19)	(10)

Pro forma net income	$3,669	$3,421

Earnings per share:
Basic – as reported	$1.31	$1.13
Basic pro forma	$1.30	$1.13

Diluted – as reported	$1.29	$1.11
Diluted – pro forma	$1.29	$1.11

Restricted Stock Compensation Plan

The Company has a restricted stock compensation plan as an encouragement for directors, officers and key employees to remain in the employment or service of the Bank. The plan provides for grants of up to 30,750 shares of the Company’s authorized but unissued common stock and all shares have been granted. The shares granted under the plan are in the form of restricted stock vesting over a five-year period beginning one year after the date of grant of the award. Since the stock issued is held in escrow by the Company before some or all of the services are performed, unearned compensation is recorded as a reduction of stockholders’ equity. Compensation expense is recognized over the requisite service period with a corresponding credit to stockholders’ equity. The requisite service period for restricted shares is the vesting period. The terms of the restricted stock compensation plan include a provision whereby all unearned shares become fully vested upon a “change in control” as defined in the plan.

A summary of the status of the Company’s nonvested restricted shares as of December 31, 2006, and changes during the year ended December 31, 2006, is presented below:

	Number of Shares	Weighted Average Grant-Date Fair Value
Nonvested at beginning of year	221	$14.25
Granted	—	—
Vested	111	14.25
Forfeited	—	—

Nonvested at end of year	110	$14.25

The total fair value of shares vested during the years ended December 31, 2006, 2005 and 2004, was $2,000, $124,000 and $137,000, respectively.

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(16)	COMMITMENTS AND CONTINGENCIES

In the normal course of business, there are outstanding various commitments and contingent liabilities, such as commitments to extend credit and legal claims, which are not reflected in the financial statements.

Commitments under outstanding standby letters of credit totaled $4.1 million at December 31, 2006.

The following is a summary of the commitments to extend credit at December 31, 2006 and 2005:

(In thousands)	2006	2005
Loan commitments:
Fixed rate	$9,774	$11,118
Adjustable rate	3,169	1,602

Unused lines of credit on credit cards	2,340	2,189
Undisbursed commercial and personal lines of credit	20,206	13,938
Undisbursed portion of construction loans in process	6,029	6,133
Undisbursed portion of home equity lines of credit	18,345	17,934

Total commitments to extend credit	$59,863	$52,914

At December 31, 2006, the Company had commitments of approximately $633,000 to acquire land for future branch sites. Both transactions are expected to be consummated in 2007.

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

The Bank has not been required to perform on any financial guarantees and did not incur any losses on its commitments during the years ended December 31, 2006, 2005 and 2004.

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

(19)	STOCK DIVIDEND

On June 19, 2006, the Company declared a 10% stock dividend payable on or about August 8, 2006 to shareholders of record as of the close of business on July 19, 2006. Based on the number of common shares outstanding on the record date, the Company issued 258,476 new shares. The fair market value of the additional shares issued, aggregating $4.1 million, was charged to retained earnings with corresponding increases in common stock and additional paid-in capital. All references in the accompanying financial statements to the number of common shares and per share amounts are based on the increased number of shares giving retroactive effect to the stock dividend.

(20)	REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the OTS. Failure to meet minimum capital requirements can initiate certain mandatory-and possibly additional discretionary-actions by regulators, that if undertaken, could have a direct material effect on the Bank and the consolidated financial statements. Under the regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines involving quantitative measures of the Bank’s assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification under the prompt corrective action guidelines are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total risk-based capital and Tier I capital to risk-weighted assets (as defined in the regulations) Tier I capital to adjusted total assets (as defined) and tangible capital to adjusted total assets (as defined). Management believes, as of December 31, 2006, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2006, the most recent notification from the OTS categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the institution’s categories.

The actual capital amounts and ratios are also presented in the table. No amounts were deducted from capital for interest-rate risk in either year.

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(20- continued)

	Actual		Minimum For Capital Adequacy Purposes:		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions:
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2006:

Total capital (to risk weighted assets)	$37,578	13.15%	$22,862	8.00%	$28,577	10.00%

Tier I capital (to risk weighted assets)	$35,922	12.57%	N/A		$17,146	6.00%

Tier I capital (to adjusted total assets)	$35,922	7.95%	$18,082	4.00%	$22,602	5.00%

Tangible capital (to adjusted total assets)	$35,922	7.95%	$6,781	1.50%	N/A

As of December 31, 2005:

Total capital (to risk weighted assets)	$35,796	13.39%	$21,395	8.00%	$26,743	10.00%

Tier I capital (to risk weighted assets)	$34,391	12.86%	N/A		$16,046	6.00%

Tier I capital (to adjusted total assets)	$34,391	7.94%	$17,332	4.00%	$21,665	5.00%

Tangible capital (to adjusted total assets)	$34,391	7.94%	$6,499	1.50%	N/A

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(21)	DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table summarizes the carrying value and estimated fair value of financial instruments at December 31, 2006 and 2005:

	2006		2005
	Carrying Value	Fair Value	Carrying Value	Fair Value
(In thousands)

Financial assets:
Cash and cash equivalents	$24,468	$24,468	$14,673	$14,673
Securities available for sale	71,362	71,362	75,721	75,721
Securities held to maturity	1,118	1,214	1,194	1,293
Loans held for sale	2,275	2,275	—	—

Loans, net of allowance for loan losses	333,575	321,902	322,453	314,549

Federal Home Loan Bank stock	3,551	3,551	3,746	3,746
Accrued interest receivable	2,497	2,497	2,462	2,462

Financial liabilities:
Deposits	331,143	333,289	317,264	317,927
Retail repurchase agreements	19,228	19,228	10,704	10,704
Advances from Federal Home Loan Bank	59,461	59,106	65,947	64,003
Accrued interest payable	1,863	1,863	1,498	1,498

Off-balance-sheet financial instruments:
Asset related to commitments to extend credit	—	61	—	10

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

Condensed financial information for First Capital, Inc. (parent company only) follows:

Balance Sheets

(In thousands)

	As of December 31,
	2005	2006
Assets:
Cash and interest bearing deposits	$2,809	$2,278
Other assets	160	197
Investment in subsidiaries	41,123	39,482

	$44,092	$41,957

Liabilities and Equity:
Accrued Expenses	$4	$—
Stockholders’ equity	44,088	41,957

	$44,092	$41,957

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(22 - continued)

Statements of Income

(In thousands)

	Years Ended December 31,
	2006	2005	2004
Interest income	$14	$13	$14
Dividend income	2,516	2,006	1,662
Other operating expenses	(402)	(332)	(404)

Income before income taxes and equity in undistributed net income of subsidiaries	2,128	1,687	1,272
Income tax credit	125	146	176

Income before equity in undistributed net income of subsidiaries	2,253	1,833	1,448
Equity in undistributed net income of subsidiaries	1,455	1,855	1,983

Net income	$3,708	$3,688	$3,431

Statements of Cash Flows

(In thousands)

	Years Ended December 31,
	2006	2005	2004
Operating Activities:
Net income	$3,708	$3,688	$3,431
Adjustments to reconcile net income to cash provided by operating activities:
Equity in undistributed net income of subsidiaries	(1,455)	(1,855)	(1,983)
ESOP and stock compensation expense	185	155	226
Net (increase) decrease in other assets and liabilities	39	11	(43)

Net cash provided by operating activities	2,477	1,999	1,631

Financing Activities:
Cash distributions from bank subsidiary:
Purchase of treasury stock	—	—	4,700
Exercise of stock options	25	61	30
Purchase of treasury stock	(138)	(272)	(4,863)
Cash dividends paid	(1,833)	(1,588)	(1,635)

Net cash provided by (used in) financing activities	(1,946)	(1,799)	(1,768)

Net increase (decrease) in cash	531	200	(137)
Cash at beginning of year	2,278	2,078	2,215

Cash at end of year	$2,809	$2,278	$2,078

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(23)	SUPPLEMENTAL DISCLOSURE FOR EARNINGS PER SHARE

(As restated for stock dividend declared on June 19, 2006)

	Years Ended December 31,
(In thousands, except for share and per share data)	2006	2005	2004
Basic:
Earnings:
Net income	$3,708	$3,688	$3,431

Shares:
Weighted average common shares outstanding	2,823,372	2,821,772	3,040,381

Net income per common share, basic	$1.31	$1.31	$1.13

Diluted:
Earnings:
Net income	$3,708	$3,688	$3,431

Shares:
Weighted average common shares outstanding	2,823,372	2,821,772	3,040,381
Add: Dilutive effect of outstanding options	24,779	26,642	34,542
Dilutive effect of restricted stock	78	226	3,155

Weighted average common shares outstanding, as adjusted	2,848,229	2,848,640	3,078,078

Net income per common share, diluted	$1.30	$1.29	$1.11

Unearned ESOP shares are not considered as outstanding for purposes of computing weighted average common shares outstanding.

(24)	SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

	Years Ended December 31,
(In thousands)	2006	2005	2004
Cash payments for:
Interest	$12,376	$10,131	$8,991
Income taxes	1,995	1,852	1,430

Noncash investing activities:
Transfers from loans to real estate acquired through foreclosure	$917	$1,348	$1,183
Proceeds from sales of foreclosed real estate financed through loans	49	85	161

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(25)	SELECTED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except per share data)
2006
Interest income	$6,291	$6,494	$6,635	$6,791
Interest expense	2,863	3,023	3,351	3,504

Net interest income	3,428	3,471	3,284	3,287
Provision for loan losses	170	200	215	225

Net interest income after provision for loan losses	3,258	3,271	3,069	3,062
Noninterest income	737	809	830	1,054
Noninterest expenses	2,583	2,677	2,645	2,605

Income before income taxes	1,412	1,403	1,254	1,511
Income tax expense	478	467	402	525

Net income	$934	$936	$852	$986

Net income per common share, basic	$0.33	$0.33	$0.30	$0.35

Net income per common share, diluted	$0.33	$0.33	$0.30	$0.34

2005
Interest income	$5,620	$5,865	$6,046	$6,128
Interest expense	2,401	2,537	2,665	2,740

Net interest income	3,219	3,328	3,381	3,388
Provision for loan losses	150	163	150	100

Net interest income after provision for loan losses	3,069	3,165	3,231	3,288
Noninterest income	786	755	727	693
Noninterest expenses	2,591	2,592	2,465	2,464

Income before income taxes	1,264	1,328	1,493	1,517
Income tax expense	408	456	518	532

Net income	$856	$872	$975	$985

Net income per common share, basic	$0.30	$0.31	$0.35	$0.35

Net income per common share, diluted	$0.30	$0.31	$0.34	$0.34

DIRECTORS AND OFFICERS

Board of Directors	Executive Officers

James G. Pendleton	William W. Harrod
Chairman of the Board and retired Chief Executive Officer of First Harrison Bank	President and Chief Executive Officer of First Capital, Inc. and Chief Operating Officer of First Harrison Bank

Dennis L. Huber	Samuel E. Uhl
Retired President and Publisher of O’Bannon Publishing Company, Inc.	President and Chief Executive Officer of First Harrison Bank and Chief Operating Officer of First Capital, Inc.

Kenneth R. Saulman	M. Chris Frederick
Supervisor for Clark County REMC	Senior Vice President, Chief Financial Officer and Treasurer

Gerald L. Uhl	Dennis L. Thomas
Business Manager and Controller for Jacobi Sales, Inc.	Senior Vice President, Lending Processing and Servicing

James E. Nett	Joel E. Voyles
Accountant for Koetter Woodworking, Inc.	Senior Vice President, Retail Banking Operations and Corporate Secretary

Mark D. Shireman
President of James L. Shireman, Inc.

Michael L. Shireman
President of Uhl Truck Sales, Inc.

John W. Buschemeyer
Retired President of Hurst Lumber Company

James S. Burden
Retired owner of Tracy’s Mobile Home Park

Kathryn W. Ernstberger
Associate Professor of Business Administration at Indiana University Southeast

William W. Harrod
Executive Officer of First Capital, Inc. and First Harrison Bank

Samuel E. Uhl
Executive Officer of First Capital, Inc. and First Harrison Bank

CORPORATE INFORMATION

General Counsel	Independent Registered Public Accounting Firm

Simpson & Thompson	Monroe Shine & Co., Inc.
303 N. Capitol Avenue Corydon, Indiana 47112	222 East Market Street New Albany, Indiana 47150

Special Counsel	Transfer Agent

Muldoon Murphy & Aguggia LLP	Registrar and Transfer Company
5101 Wisconsin Ave., N.W. Washington, D.C. 20016	10 Commerce Drive Cranford, New Jersey 07016 1-800-368-5948

Common Shares and Dividend Information

The common shares of the Company are traded on the NASDAQ Capital Market under the symbol “FCAP.” As of December 31, 2006, the Company had 1,341 stockholders of record and 3,113,705 common shares outstanding. This does not reflect the number of persons whose shares are in nominee or “street” name accounts through brokers.

The following table lists quarterly market price and dividend information per common share for the years ended December 31, 2006 and 2005 as reported by NASDAQ and as restated for the 10% stock dividend declared on June 19, 2006. The market prices reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

	High Sale	Low Sale	Dividends	Market price end of period
2006:
First Quarter	$18.77	$15.68	$0.17	$18.77
Second Quarter	18.77	15.94	0.17	16.82
Third Quarter	20.65	16.77	0.17	18.75
Fourth Quarter	18.95	18.06	0.17	18.55

2005:
First Quarter	$19.01	$16.91	$0.15	$17.18
Second Quarter	19.09	16.73	0.15	17.62
Third Quarter	17.77	15.61	0.16	15.91
Fourth Quarter	16.59	15.16	0.16	16.27

Dividend payments by the Company depend primarily on dividends received by the Company from the Bank. See Note 18 to Consolidated Financial Statements for information regarding the dividend restrictions applicable to the Company and the Bank.

Stock Performance Graph

The following stock performance graph shall not be deemed incorporated by reference by any general statement incorporating by reference this Annual Report into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent the Company specifically incorporates the stock performance graph by reference, and shall not otherwise be deemed filed under either the Securities Act or the Exchange Act.

The following graph compares the cumulative total shareholder return on First Capital common stock with the cumulative total return on the NASDAQ Composite Index and the SNL Midwest Thrift Index. Total return assumes the reinvestment of all dividends. The graph assumes $100 was invested at the close of business on December 31, 2001.

	Period Ending
Index	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06
First Capital, Inc.	$100.00	$145.56	$154.35	$158.56	$139.77	$165.27
NASDAQ Composite Index	100.00	68.76	103.67	113.16	115.57	127.58
SNL Midwest Thrift Index	100.00	128.91	179.09	197.78	193.27	219.35

Annual Meeting

The Annual Meeting of Stockholders will be held at 12:00 Noon, local time, Wednesday, April 18, 2007, at the main office of the Bank, 220 Federal Drive, N.W., Corydon, Indiana 47112.

General Inquiries and Reports

The Company is required to file an Annual Report on Form 10-K for its fiscal year ended December 31, 2006 with the Securities and Exchange Commission. Copies of this Annual Report and the Company’s annual reports on Form 10-K (without exhibits) and quarterly reports on Form 10-Q (without exhibits) may be obtained without charge by writing:

William W. Harrod

President and CEO

First Capital, Inc.

220 Federal Drive, N.W.

Corydon, Indiana 47112

(812) 738-2198

The Company’s Annual Reports and Quarterly Reports are also available through the Company’s internet website (www.firstharrison.com) and the Securities and Exchange Commission’s internet website (www.sec.gov).