Form 10-K, Exhibit 13
period 2007-12-31
FIRST CAPITAL INC
filed 2008-03-28
CIK 1070296

Exhibit 13.0

FIRST CAPITAL, INC.

TABLE OF CONTENTS

Page
Letter to Shareholders	2
Selected Financial and Other Data	3-4
Management’s Discussion and Analysis of Financial Condition and Results of Operations	5-17
Report of Independent Registered Public Accounting Firm	18
Consolidated Financial Statements	19-23
Notes to Consolidated Financial Statements	24-50
Directors and Officers	51
Corporate Information	52-53

BUSINESS OF THE COMPANY

First Capital, Inc. (“First Capital” or the “Company”) is the thrift holding company of First Harrison Bank (“First Harrison” or the “Bank”). The Bank is the primary business of the Company.

The Company’s principal executive office is located at 220 Federal Drive, N.W., Corydon, Indiana, and the telephone number at that address is (812) 738-2198.

First Harrison’s deposit accounts are insured up to applicable legal limits by the Federal Deposit Insurance Corporation. The Bank is a member of the Federal Home Loan Bank System. The Bank, with its main office located in Corydon, Indiana, conducts business from twelve locations in Harrison, Floyd, Clark and Washington Counties of southern Indiana. This includes a new office in Salem, Indiana, that was opened in November 2007. The Bank will also be relocating its Edwardsville, Indiana office to within that town during 2008.

First Harrison is a community-oriented financial institution providing a wide range of banking services with a focus on building customer relationships through a commitment to customer service and community involvement. The Bank’s primary business is attracting deposits from the general public and using those funds to originate one-to-four-family residential mortgage loans, multi-family and commercial real estate loans secured by properties located in southern Indiana, commercial business and consumer loans. Non-deposit investment products are sold through an agreement with Great American Advisors. The Bank also has three wholly-owned subsidiaries that manage a portion of its investment securities portfolio. First Harrison Investments, Inc. and First Harrison Holdings, Inc. are Nevada corporations that jointly own First Harrison, LLC, a Nevada limited liability corporation that holds and manages an investment securities portfolio.

Dear Shareholders:

Most bankers would agree that this past year has been one of the most challenging years for the banking industry during the past decade. Despite all the sobering news about sub-prime mortgage loans and continued difficult economic conditions we were able to weather the rough times last year and we are confident in our ability to weather any rough times in the future.

We continue to rely on our experience and our core values as the cornerstones of our business plan for enhancing profitability. We did not venture into the sub-prime lending market and we avoided the 100% financing schemes. Our core values have served us well in the past and should continue to serve us well in the future. As in the past we strive to operate your company on strong, safe, and sound banking principals for the long term.

Our relocation for the Edwardsville, Indiana office is under way and should be complete by early Fall. This new location will offer us more visibility to customers and prospects as we anticipate continued growth in this area. Our Salem, Indiana office opened in November. The staff there has done an excellent job and the community has come through with business that we are confident will keep us on target with our growth plans for that location.

We have seen excellent growth in all of our Internet delivery methods, as well as increased growth in our technology for servicing business accounts. These methods of doing business save time for customers and the Bank. We continue to focus on growing personal and business checking accounts and related services.

The Board of Directors and management appreciate your continued support and hope you take every opportunity to use our Bank and refer your friends and family. We take pride in being a community bank that continues to support the communities in which we have branches. Our team has given their time and talent to coaching local youth baseball and basketball. Your company took the lead in sponsoring programs for Relay for Life, United Way, Habitat for Humanity, school partnerships and many others. These are the core values that make us different from other banks in the area. Please take time to review the annual report and call us with any questions.

/s/ William W. Harrod
William W. Harrod
President and CEO

SELECTED FINANCIAL AND OTHER DATA

The financial data presented below is qualified in its entirety by the more detailed financial data appearing elsewhere in this report, including the Company’s audited consolidated financial statements. The following tables set forth certain information concerning the financial position and results of operations of the Company at the dates and for the periods indicated.

	At December 31,
	2007	2006	2005	2004	2003
	(In thousands)
FINANCIAL CONDITION DATA:
Total assets	$453,179	$457,105	$438,354	$425,302	$409,138
Cash and cash equivalents (1)	15,055	24,468	14,673	17,425	13,561
Securities available for sale	72,991	71,362	75,721	65,192	66,244
Securities held to maturity	1,050	1,118	1,194	1,258	1,507
Net loans	334,463	333,575	322,453	317,086	304,200
Deposits	328,151	331,143	317,264	316,462	302,468
Retail repurchase agreements	15,562	19,228	10,704	635	520
Advances from Federal Home Loan Bank	60,694	59,461	65,947	65,099	60,242
Total stockholders’ equity	45,736	44,089	41,957	40,714	43,895

	For the Year Ended December 31,
	2007	2006	2005	2004	2003
	(In thousands)
OPERATING DATA:
Interest income	$27,085	$26,211	$23,659	$22,109	$21,303
Interest expense	13,699	12,741	10,343	9,117	8,715

Net interest income	13,386	13,470	13,316	12,992	12,588
Provision for loan losses	558	810	563	510	725

Net interest income after provision for loan losses	12,828	12,660	12,753	12,482	11,863

Noninterest income	3,524	3,471	3,001	2,707	2,337
Noninterest expense (2)	11,349	10,551	10,152	9,959	8,797

Income before income taxes	5,003	5,580	5,602	5,230	5,403
Income tax expense	1,591	1,872	1,914	1,799	1,870

Net Income	$3,412	$3,708	$3,688	$3,431	$3,533

PER SHARE DATA (3):
Net income—basic	$1.21	$1.31	$1.31	$1.13	$1.19
Net income—diluted	1.20	1.30	1.29	1.11	1.17
Dividends	0.68	0.68	0.62	0.60	0.56

(1)	Includes cash and due from banks, interest-bearing deposits in other depository institutions and federal funds sold.
(2)	Includes merger-related expenses of $97,000 in 2003.
(3)	Per share data for 2003 through 2005 has been restated for the 10% stock dividend declared on June 19, 2006.

SELECTED FINANCIAL AND OTHER DATA—CONTINUED

	At or For the Year Ended December 31,
	2007	2006	2005	2004	2003
SELECTED FINANCIAL RATIOS:
Performance Ratios:
Return on assets (1)	0.76%	0.84%	0.86%	0.82%	0.93%
Return on average equity (2)	7.74%	8.64%	8.91%	7.75%	8.70%
Dividend payout ratio (3)	56.00%	49.31%	43.05%	47.65%	43.03%
Average equity to average assets	9.87%	9.66%	9.61%	10.60%	10.68%
Interest rate spread (4)	2.82%	2.90%	3.02%	3.06%	3.25%
Net interest margin (5)	3.31%	3.34%	3.39%	3.42%	3.62%
Non-interest expense to average assets	2.54%	2.38%	2.36%	2.38%	2.30%
Average interest earning assets to average interest bearing liabilities	114.94%	114.25%	114.11%	115.03%	115.02%

Regulatory Capital Ratios (Bank only):
Tier I—adjusted total assets	8.25%	7.95%	7.94%	7.74%	8.70%
Tier I—risk based	12.63%	12.57%	12.86%	12.47%	13.42%
Total risk-based	13.20%	13.15%	13.39%	12.92%	14.35%

Asset Quality Ratios:
Nonperforming loans as a percent of net loans (6)	1.70%	1.31%	0.99%	1.12%	1.74%
Nonperforming assets as a percent of total assets (7)	1.44%	1.16%	0.90%	0.94%	1.35%
Allowance for loan losses as a percent of gross loans receivable	0.65%	0.68%	0.64%	0.76%	0.77%

(1)	Net income divided by average assets.
(2)	Net income divided by average equity.
(3)	Dividends declared per share divided by net income per share.
(4)	Difference between weighted average yield on interest-earning assets and weighted average cost of interest-bearing liabilities.
(5)	Net interest income as a percentage of average interest-earning assets.
(6)	Nonperforming loans consist of loans accounted for on a nonaccrual basis and accruing loans 90 days or more past due.
(7)	Nonperforming assets consist of nonperforming loans and real estate acquired in settlement of loans, but exclude restructured loans.

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

Comparison of Operating Results

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Net Income. Net income was $3.4 million ($1.20 per share diluted; weighted average common shares outstanding of 2,836,601, as adjusted) for the year ended December 31, 2007 compared to $3.7 million ($1.30 per share diluted; weighted average common shares outstanding of 2,848,229, as adjusted) for the year ended December 31, 2006.

Net Interest Income. Net interest income decreased $84,000, or 0.6%, from $13.5 million in 2006 to $13.4 million in 2007 primarily due to a decrease in the interest rate spread.

Total interest income increased 3.3% from $26.2 million in 2006 to $27.1 million in 2007. This increase was primarily a result of higher yields due to higher market interest rates. Interest on loans increased $544,000 as a result of the average tax-equivalent yield on those loans increasing from 6.82% in 2006 to 7.03% in 2007. Interest on investment securities increased $181,000 during 2007 due to the average tax-equivalent yield of those investments increasing from 4.56% in 2006 to 4.81% in 2007. The average balance of interest-earning assets changed little, increasing from $417.9 million in 2006 to $419.0 million in 2007. The average tax equivalent yield on interest-earning assets increased from 6.38% in 2006 to 6.58% in 2007. Management has focused loan origination efforts on commercial and consumer loans. The majority of the new commercial loans are adjustable-rate loans. Adjustable-rate loans now comprise 38% of the total loan portfolio compared to 36% at the end of 2006. Market interest rates increased during 2006, resulting in scheduled upward repricing of variable-rate loans during 2007, increasing the overall yield on these loans in 2007.

Total interest expense increased $958,000, from $12.7 million for 2006 to $13.7 million for 2007. This increase was primarily due to an increase in the average cost of funds from 3.48% in 2006 to 3.76% in 2007. The increase was primarily due to the average cost of time deposits which increased from 4.05% in 2006 to 4.54% in 2007 primarily due to low cost accounts maturing and repricing at higher current rates. The average balances of deposits and borrowed funds were $291.7 million and $72.9 million, respectively, for 2007. In 2006, those average balances were $290.4 million and $75.4 million. For further information, see “Average Balance Sheets” below. The changes in interest income and interest expense resulting from changes in volume and changes in rates for 2007 and 2006 are shown in the schedule captioned “Rate/Volume Analysis” included herein.

Provision for Loan Losses. The provision for loan losses was $558,000 for 2007 compared to $810,000 for 2006. The consistent application of management’s allowance methodology resulted in a decrease in the provision for loan losses during 2007 due to the net loan portfolio growth of $888,000, compared to $11.1 million in 2006. Nonperforming loans increased from $4.4 million at December 31, 2006 to $5.7 million at December 31, 2007. Net charge offs increased slightly comparing the two periods, from $594,000 during 2006 to $646,000 during 2007. The provisions were recorded to bring the allowance to the level determined in applying the allowance methodology after reduction for net charge-offs during the year. See “Asset Quality.”

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

Noninterest income. Noninterest income increased $53,000 to $3.5 million for 2007 compared to 2006. Service charges on deposit accounts and the cash surrender value of life insurance increased $163,000 and $108,000, respectively, when comparing the two periods. The increase in cash surrender value of life insurance was due to the purchase of $3.6 million of bank-owned life insurance in May 2007. Other income and commission income decreased $168,000 and $140,000, respectively, primarily due to the sale of the Company’s insurance agency in December 2006.

Noninterest expense. Noninterest expense increased $798,000, or 7.6%, to $11.3 million for 2007 compared to $10.6 million in 2006. The increase resulted primarily from increases of $361,000 in compensation and benefits and $212,000 in other operating expenses. The increase in compensation and benefits is attributable to normal salary increases and the increased staff with the opening of the new office in Salem, Indiana during November 2007. The increase in other operating expenses is primarily due to losses on the sale of foreclosed assets and other expenses associated with those assets.

Income tax expense. Income tax expense for the year ended December 31, 2007 was $1.6 million compared to $1.9 million for the year ended December 31, 2006. The effective tax rate for 2006 was 33.5% compared to 31.8% for 2007. The decrease in the effective tax rates for 2007 compared to 2006 was primarily the result of an increase in tax-exempt income due to increases in municipal securities and bank-owned life insurance held in 2007 compared to 2006. See Note 12 in the accompanying Notes to Consolidated Financial Statements.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Net Income. Net income was $3.7 million ($1.30 per share diluted; weighted average common shares outstanding of 2,848,229, as adjusted) for the year ended December 31, 2006 and $3.7 million ($1.29 per share diluted; weighted average common shares outstanding of 2,848,640, as adjusted) for the year ended December 31, 2005. The 2005 figures have been restated to account for the 10% stock dividend declared on June 19, 2006.

Net Interest Income. Net interest income increased $154,000, or 1.2%, from $13.3 million in 2005 to $13.5 million in 2006 primarily due to an increase in average interest-earning assets during 2006 offset by an increase in average interest-bearing liabilities and a decrease in the interest rate spread.

Total interest income increased 10.8% from $23.7 million in 2005 to $26.2 million in 2006. This increase was primarily a result of higher yields due to higher market interest rates and an increase in loan balances. Interest on loans increased $2.5 million as a result of the average yield and balance on those loans increasing from 6.41% and $318.6 million, respectively, in 2005 to 6.82% and $336.5 million, respectively, in 2006. Interest on investment securities increased $89,000 during 2006 due to the average yield of those investments increasing from 4.34% in 2005 to 4.56% in 2006. The average balance of interest-earning assets increased 3.6% from $403.5 million in 2005 to $417.9 million in 2006. The average tax equivalent yield on interest-earning assets increased from 5.95% in 2005 to 6.38% in 2006. Management has continued to focus loan origination efforts on variable-rate loans. These loans comprised 36% of the total loan portfolio at the end of 2006, compared to 33% at the end of 2005. As market interest rates increased during 2006, the yield on variable-rate loans scheduled to reprice during the year increased.

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

Noninterest income. Noninterest income increased $470,000, or 15.7%, to $3.5 million for 2006 compared to $3.0 million in 2005 primarily due to increases in service charges on deposit accounts and gains on the sale of mortgage loans of $254,000 and $184,000, respectively. The increase in service charges on deposit accounts was due to both the increased number of transaction accounts and an increase in some fees charged to depositors as the Bank increased fees for the first time since 2003. In 2006, the Bank continued its mortgage banking activities which began in 2003. The Bank was able to offer an increased number of mortgage products to borrowers while continuing to reduce the concentration of long-term fixed rate mortgage loans. For a discussion of our mortgage banking operations, see Note 1 in the accompanying Notes to Consolidated Financial Statements.

Noninterest expense. Noninterest expense increased $399,000, or 3.9%, to $10.6 million for 2006 compared to $10.2 million in 2005. The increase results primarily from increases of $284,000 in compensation and benefits and $83,000 in other operating expenses. The increase in compensation and benefits is attributable to normal salary increases and higher employee insurance costs.

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

	Year ended December 31,
	2007			2006			2005
(Dollars in thousands)	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
Interest-earning assets:
Loans (1) (2):
Taxable (3)	$331,077	$23,282	7.03%	$331,210	$22,644	6.84%	$318,165	$20,372	6.40%
Tax-exempt	2,636	173	6.56%	5,276	314	5.95%	451	38	8.43%

Total loans	333,713	23,455	7.03%	336,486	22,958	6.82%	318,616	20,410	6.41%

Investment securities:
Taxable (3)	57,193	2,509	4.39%	59,502	2,454	4.12%	62,092	2,421	3.90%
Tax-exempt	20,873	1,248	5.98%	18,046	1,080	5.98%	16,147	973	6.03%

Total investment securities	78,066	3,757	4.81%	77,548	3,534	4.56%	78,239	3,394	4.34%

Federal funds sold and interest-bearing deposits with banks	7,210	359	4.98%	3,913	192	4.91%	6,609	199	3.01%

Total interest-earning assets	418,989	27,571	6.58%	417,947	26,684	6.38%	403,464	24,003	5.95%

Noninterest-earning assets	27,919			26,119			27,420

Total assets	$446,908			$444,066			$430,884

Interest-bearing liabilities:
Interest-bearing demand deposits	$92,843	$2,242	2.41%	$92,016	$2,021	2.20%	$91,177	$1,171	1.28%
Savings accounts	30,440	242	0.80%	31,603	247	0.78%	34,261	263	0.77%
Time deposits	168,387	7,642	4.54%	166,810	6,751	4.05%	158,609	5,598	3.53%

Total deposits	291,670	10,126	3.47%	290,429	9,019	3.11%	284,047	7,032	2.48%

Retail repurchase agreements	13,137	632	4.81%	16,821	841	5.00%	7,986	273	3.42%
FHLB advances	59,722	2,941	4.92%	58,562	2,881	4.92%	61,535	3,038	4.94%

Total interest-bearing liabilities	364,529	13,699	3.76%	365,812	12,741	3.48%	353,568	10,343	2.93%

Noninterest-bearing liabilities:
Noninterest-bearing deposits	35,026			33,015			33,265
Other liabilities	3,250			2,323			2,656

Total liabilities	402,805			401,150			389,489
Stockholders’ equity	44,103			42,916			41,395

Total liabilities and stockholders’ equity	$446,908			$444,066			$430,884

Net interest income		$13,872			$13,943			$13,660

Interest rate spread			2.82%			2.90%			3.02%

Net interest margin			3.31%			3.34%			3.39%

Ratio of average interest-earning assets to average interest-bearing liabilities			114.94%			114.25%			114.11%

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

	2007 Compared to 2006 Increase (Decrease) Due to				2006 Compared to 2005 Increase (Decrease) Due to
	Rate	Volume	Rate/ Volume	Net	Rate	Volume	Rate/ Volume	Net
	(In thousands)
Interest-earning assets:
Loans:
Taxable	$647	$(9)	$—	$638	$1,390	$825	$57	$2,272
Tax-exempt	32	(157)	(16)	(141)	(11)	407	(120)	276

Total loans	679	(166)	(16)	497	1,379	1,232	(63)	2,548

Investment securities:
Taxable	161	(100)	(6)	55	139	(100)	(6)	33
Tax-exempt	—	168	—	168	(7)	115	(1)	107

Total investment securities	161	68	(6)	223	132	15	(7)	140

Federal funds sold and interest-bearing deposits with banks	3	162	2	167	126	(81)	(51)	(6)

Total net change in income on interest-earning assets	843	64	(20)	887	1,637	1,166	(121)	2,682

Interest-bearing liabilities:
Interest-bearing deposits	1,059	44	4	1,107	1,789	158	40	1,987
Retail repurchase agreements	(32)	(184)	7	(209)	126	302	140	568
FHLB advances	1	59	—	60	(11)	(147)	1	(157)

Total net change in expense on interest-bearing liabilities	1,028	(81)	11	958	1,904	313	181	2,398

Net change in net interest income	$(185)	$145	$(31)	$(71)	$(267)	$853	$(302)	$284

Comparison of Financial Condition at December 31, 2007 and 2006

Total assets decreased 0.9% from $457.1 million at December 31, 2006 to $453.2 million at December 31, 2007 primarily due to a decrease in cash and cash equivalents. Those funds were used to offset decreases in deposits and retail repurchase agreements.

Net loans increased 0.3% from $333.6 million at December 31, 2006 to $334.5 million at December 31, 2007. The largest area of loan growth was in commercial real estate loans which increased $16.4 million, or 33.7%, to $64.9 million at December 31, 2007. Commercial lending, which is generally considered to carry greater risk of loss than residential mortgage lending, has been a key focus of management for the last several years and is expected to remain so for 2008. Consumer loans also increased $2.6 million during 2007. Residential mortgage loans decreased $12.3 million during 2007 as the Bank continued to expand its mortgage banking activities and retained fewer residential mortgage loans in the loan portfolio. The Bank originated $34.1 million in new residential mortgages for sale in the secondary market during 2007 compared to $24.5 million in 2006. These loans were either originated and funded by the Bank and sold in the secondary market or originated as an agent for a third-party mortgage company. Of this total, $14.6 million paid off existing loans in the Bank’s portfolio. Originating mortgage loans for sale or serving as an agent for a third-party mortgage company allows the Bank to better manage its interest rate risk, while offering a full line of mortgage products to prospective customers. Residential construction loans decreased $4.5 million during 2007 as the Bank sought to limit speculative construction lending during the increasingly volatile housing market.

Securities available for sale, at fair value, consisting primarily of U. S. agency and private mortgage-backed obligations, U. S. agency notes and bonds, and municipal obligations increased $1.6 million, from $71.4 million at December 31, 2006 to $73.0 million at December 31, 2007. Purchases of securities available for sale totaled $14.2 million in 2007. These purchases were offset by maturities of $9.2 million and principal repayments of $4.1 million. The Bank invests excess cash in securities that provide safety, liquidity and yield. Accordingly, the Bank purchases mortgage-backed securities to provide cash flow for loan demand and deposit changes, federal agency notes for short-term yield and low credit risk, and municipals to improve the tax equivalent yield focusing on longer term profitability.

The investment in securities held to maturity, consisting of federal agency mortgage-backed securities and municipal obligations, totaled $1.1 million at December 31, 2007 and December 31, 2006. During 2007, the Bank had maturities of $48,000 and principal repayments of $19,000.

Cash and cash equivalents decreased from $24.5 million at December 31, 2006 to $15.1 million at December 31, 2007. Excess funds, which came to the Bank late in 2006, were invested in early 2007.

Total deposits decreased 0.9%, from $331.1 million at December 31, 2006 to $328.2 million at December 31, 2007. Noninterest-bearing demand deposits decreased 2.6% to $35.3 million at December 31, 2007. Time deposits decreased $5.1 million during 2007 while interest-bearing demand deposits, money market and savings accounts increased a total of $3.0 million during the period. As market rates decreased during the latter part of 2007, many customers chose to let their certificates of deposit mature and transfer those funds to interest-bearing demand deposit accounts to wait for rates to rebound.

Federal Home Loan Bank borrowings increased $1.2 million from $59.5 million at December 31, 2006 to $60.7 million at December 31, 2007. New advances of $46.0 million were drawn during the year, primarily to meet short-term liquidity needs and lock in at lower fixed rates. Principal payments on advances totaled $44.8 million during 2007.

Retail repurchase agreements decreased from $19.2 million at December 31, 2006 to $15.6 million at December 31, 2007. This decrease was primarily due to a decrease in public funds which can vary significantly during the year.

Total stockholders’ equity increased from $44.1 million at December 31, 2006 to $45.7 million at December 31, 2007 primarily as a result of retained net income of $1.5 million and a $528,000 unrealized gain on available for sale securities. During 2007, the Company also repurchased 39,043 shares of its stock at a weighted average price of $17.42 per share. As of December 31, 2007, the Company had repurchased 310,924 shares of the 345,000 authorized by the Board of Directors under the current stock repurchase program.

Asset Quality

At December 31, 2007, nonperforming assets, consisting of nonaccrual loans, loans 90 days past due and still accruing and real estate owned, totaled $6.5 million, or 1.44% of total assets compared to a total of $5.3 million, or 1.16% of total assets, at December 31, 2006. At December 31, 2007 and 2006, impaired loans totaled $5.7 million and $4.4 million, respectively, as defined by Statement of Financial Accounting Standards No. 114, Accounting by Creditors for Impairment of a Loan. Impaired loans at December 31, 2007 and 2006 included nonaccrual loans of $4.9 million and $3.2 million, respectively, and loans 90 days past due still accruing interest of $816,000 and $1.1 million, respectively. The increase in nonaccrual loans primarily relates to four loans secured by residential real estate developments in Floyd County, Indiana totaling $1.2 million. Loans 90 days past due may continue to accrue interest as long as the estimated value of the collateral and collection efforts are deemed sufficient to ensure full recovery. The related allowance for loan losses on impaired loans was $555,000 at December 31, 2007 and $516,000 at December 31, 2006. The average carrying value of impaired loans was $5.2 million and $3.7 million during the years ended December 31, 2007 and 2006, respectively, and interest income of $281,000 and $132,000 was recognized on impaired loans during the period of impairment under the cash receipts method during 2007 and 2006, respectively. The Bank’s net charge-offs were $646,000, or 0.19% of average loans outstanding for the year ended December 31, 2007, compared to $594,000, or 0.18% of average loans outstanding for the year ended December 31, 2006. The allowance for loan losses was $2.2 million, or 0.65% of total loans, at December 31, 2007 compared to $2.3 million, or 0.68% of total loans, at December 31, 2006. The decrease in the ratio of the allowance for loan losses to total loans primarily results from the decrease in the loss provision recorded during 2007 compared to 2006 due to the slowed growth rate in net loans receivable. Foreclosed real estate decreased to $833,000 at December 31, 2007 compared to $941,000 at December 31, 2006. Foreclosed real estate consists of residential properties held for sale. During 2007 and 2006, foreclosure losses included in net charge-offs to the allowance for loan losses amounted to $241,000 and $102,000, respectively.

The following table presents an analysis of nonperforming assets as of December 31, 2007 and 2006:

(Dollars in thousands)

	2007	2006
Nonaccrual loans:
Residential real estate	$1,684	$797
Commercial real estate	2,674	2,192
Commercial business	397	48
Consumer	124	208

Total	4,879	3,245

Loans 90 days past due still accruing interest:
Residential real estate	633	776
Commercial real estate	—	—
Commercial business	23	144
Consumer	160	205

Total	816	1,125

Total nonperforming loans	5,695	4,370
Foreclosed real estate, net	833	941

Total nonperforming assets	$6,528	$5,311

Nonperforming loans to net loans	1.70%	1.31%
Nonperforming loans to total assets	1.26%	0.96%
Nonperforming assets to total assets	1.44%	1.16%
Allowance for loan losses as a percentage of:
Outstanding loans	0.65%	0.68%
Nonperforming loans	39.19%	53.09%
Net charge-offs	345.51%	390.57%

Regulations require that the Bank classify its assets on a regular basis. There are three regulatory classifications for problem assets: substandard, doubtful and loss. Management regularly reviews the loan portfolio to determine whether any loans require classification or a change in classification. At December 31, 2007, the Bank had $4.9 million in doubtful loans and $3.9 million in substandard loans, of which all but $3.3 million are included in total nonperforming loans reported above. In addition to regulatory classifications, the Bank also classifies loans as “special mention” or “watch” when they are currently performing in accordance with their contractual terms but exhibit potential weaknesses that must be monitored by management on an ongoing basis. At December 31, 2007, the Bank identified $5.1 million in loans as special mention or watch loans.

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

Off-balance-sheet financial instruments whose contract amounts represent credit and interest rate risk are summarized as follows:

	At December 31,
	2006	2007
	(In thousands)
Commitments to originate new loans	$9,821	$12,943
Undisbursed portion of construction loans	6,431	6,029
Unfunded commitments to extend credit under existing commercial and personal lines of credit	35,007	40,891
Standby letters of credit	2,002	4,104

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

Contractual Obligations

The following table summarizes information regarding the Company’s contractual obligations as of December 31, 2007:

Contractual Obligations	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(In thousands)
Deposits	$328,151	$273,067	$47,950	$6,483	$651
Federal Home Loan Bank advances	60,694	12,864	32,101	10,629	5,100
Retail repurchase agreements	15,562	15,562	—	—	—
Operating lease obligations	106	39	67	—	—

Total contractual obligations	$404,513	$301,532	$80,118	$17,112	$5,751

Liquidity and Capital Resources

Liquidity refers to the ability of a financial institution to generate sufficient cash flow to fund current loan demand, meet deposit withdrawals and pay operating expenses. The Bank’s primary sources of funds are new deposits and proceeds from loan repayments and prepayments and from the maturity of securities. The Bank may also borrow from the Federal Home Loan Bank of Indianapolis. While loan repayments and maturities of securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by market interest rates, general economic conditions and competition. At December 31, 2007, the Bank had cash and interest-bearing deposits with banks of $15.1 million and securities available for sale with a fair value of $73.0 million. If the Bank requires funds beyond its ability to generate them internally, it has additional borrowing capacity with the Federal Home Loan Bank of Indianapolis and collateral eligible for repurchase agreements.

The Bank must maintain an adequate level of liquidity to ensure the availability of sufficient funds to support loan growth and deposit withdrawals, to satisfy financial commitments and to take advantage of investment opportunities. At December 31, 2007, the Bank had total commitments to extend credit of $51.3 million. See Note 16 in the accompanying Notes to Consolidated Financial Statements. At December 31, 2007, the Bank had certificates of deposit scheduled to mature within one year of $111.7 million. Historically, the Bank has been able to retain a significant amount of its deposits as they mature.

The Bank is required to maintain specific amounts of capital pursuant to OTS regulations. As of December 31, 2007, the Bank was in compliance with all regulatory capital requirements which were effective as of such date with tangible, core and risk-based capital ratios of 8.3%, 8.3% and 13.2%, respectively. See Note 20 in the accompanying Notes to Consolidated Financial Statements.

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

The following tables are provided by the OTS and set forth the change in the Bank’s NPV at December 31, 2007 and 2006, based on OTS assumptions that would occur in the event of an immediate change in interest rates, with no effect given to any steps that management might take to counteract that change.

	At December 31, 2007
	Net Portfolio Value			Net Portfolio Value as a Percent of Present Value of Assets
Change In Rates	Dollar Amount	Dollar Change	Percent Change	NPV Ratio	Change
	(Dollars in thousands)
300bp	$38,799	$(13,312)	(26)%	8.71%	(249	)bp
200bp	44,362	(7,749)	(15)	9.80	(140	)bp
100bp	49,195	(2,916)	(6)	10.70	(50	)bp
— bp	52,111	—	—	11.20	—	bp
(100)bp	53,705	1,594	3	11.43	23	bp
(200)bp	53,914	1,803	3	11.40	20	bp

	At December 31, 2006
	Net Portfolio Value			Net Portfolio Value as a Percent of Present Value of Assets
Change In Rates	Dollar Amount	Dollar Change	Percent Change	NPV Ratio	Change
	(Dollars in thousands)
300bp	$36,549	$(15,911)	(30)%	8.22%	(301	)bp
200bp	42,490	(9,970)	(19)	9.39	(184	)bp
100bp	48,196	(4,264)	(8)	10.47	(76	)bp
— bp	52,460	—	—	11.23	—	bp
(100)bp	54,725	2,265	4	11.58	35	bp
(200)bp	55,166	2,706	5	11.58	35	bp

The preceding tables indicate that the Bank’s NPV would be expected to decrease in the event of a sudden and sustained increase in prevailing market interest rates, but would be expected to increase in the event of a sudden and sustained decrease in rates. The expected decrease in the Bank’s NPV given an increase in rates is primarily attributable to the relatively high percentage of fixed-rate loans in the Bank’s loan portfolio. At December 31, 2007, approximately 62% of the loan portfolio consisted of fixed-rate loans.

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

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

First Capital, Inc.

Corydon, Indiana

We have audited the accompanying consolidated balance sheets of First Capital, Inc. and Subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Capital, Inc. and Subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

New Albany, Indiana
January 11, 2008

FIRST CAPITAL, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2007 AND 2006

(Dollars in thousands, except share and per share data)	2007	2006
ASSETS
Cash and due from banks	$10,010	$14,002
Interest bearing deposits with banks	4,646	10,155
Federal funds sold	399	311

Total cash and cash equivalents	15,055	24,468
Securities available for sale, at fair value	72,991	71,362
Securities-held to maturity (fair value $1,139; $1,214 in 2006)	1,050	1,118
Loans held for sale	258	2,275
Loans, net of allowance for loan losses of $ 2,232 in 2007 and $2,320 in 2006	334,463	333,575
Federal Home Loan Bank stock, at cost	3,551	3,551
Foreclosed real estate	833	941
Premises and equipment	10,612	9,224
Accrued interest receivable	2,549	2,497
Cash surrender value of life insurance	5,124	1,349
Goodwill	5,386	5,386
Core deposit intangibles	317	390
Other assets	990	969

Total Assets	$453,179	$457,105

LIABILITIES
Deposits:
Noninterest-bearing	$35,292	$36,218
Interest-bearing	292,859	294,925

Total Deposits	328,151	331,143
Retail repurchase agreements	15,562	19,228
Advances from Federal Home Loan Bank	60,694	59,461
Accrued interest payable	1,902	1,863
Accrued expenses and other liabilities	1,134	1,321

Total Liabilities	407,443	413,016

Commitments and contingencies
STOCKHOLDERS’ EQUITY
Preferred stock of $.01 par value per share
Authorized 1,000,000 shares; none issued	—	—
Common stock of $.01 par value per share
Authorized 5,000,000 shares; issued 3,125,563 shares (3,113,705 shares in 2006)	31	31
Additional paid-in capital	23,863	23,647
Retained earnings-substantially restricted	28,284	26,783
Accumulated other comprehensive income	(53)	(581)
Unearned ESOP shares	(121)	(203)
Less treasury stock, at cost - 310,924 shares (271,881 shares in 2006)	(6,268)	(5,588)

Total Stockholders’ Equity	45,736	44,089

Total Liabilities and Stockholders’ Equity	$453,179	$457,105

FIRST CAPITAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

(Dollars in thousands, except per share data)	2007	2006	2005
INTEREST INCOME
Loans, including fees	$23,396	$22,852	$20,397
Securities
Taxable	2,347	2,276	2,258
Tax-exempt	823	713	642
Federal Home Loan Bank dividends	162	178	163
Interest-bearing deposits in banks	357	192	199

Total interest income	27,085	26,211	23,659

INTEREST EXPENSE
Deposits	10,126	9,019	7,032
Retail repurchase agreements	632	841	273
Advances from Federal Home Loan Bank	2,941	2,881	3,038

Total interest expense	13,699	12,741	10,343

Net interest income	13,386	13,470	13,316
Provision for loan losses	558	810	563

Net interest income after provision for loan losses	12,828	12,660	12,753

NONINTEREST INCOME
Service charges on deposit accounts	2,538	2,375	2,121
Commission income	172	312	336
Gain on sale of mortgage loans	448	399	215
Mortgage brokerage fees	125	84	158
Increase in cash surrender value of life insurance	149	41	40
Other income	92	260	131

Total noninterest income	3,524	3,471	3,001

NONINTEREST EXPENSE
Compensation and benefits	6,387	6,026	5,742
Occupancy and equipment	1,078	1,015	953
Data processing	907	841	913
Professional fees	460	417	369
Advertising	373	320	326
Other expenses	2,144	1,932	1,849

Total noninterest expense	11,349	10,551	10,152

Income before income taxes	5,003	5,580	5,602
Income tax expense	1,591	1,872	1,914

Net Income	$3,412	$3,708	$3,688

Net income per common share, basic	$1.21	$1.31	$1.31

Net income per common share, diluted	$1.20	$1.30	$1.29

FIRST CAPITAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

(In thousands, except share and per share data)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Unearned Stock Compensation and ESOP	Treasury Stock	Total
Balances at January 1, 2005	$28	$19,278	$26,888	$29	$(331)	$(5,178)	$40,714
COMPREHENSIVE INCOME
Net income	—	—	3,688	—	—	—	3,688
Other comprehensive income:
Change in unrealized gain on securities available for sale, net of deferred income tax benefit of $473	—	—	—	(795)	—	—	(795)
Less: Reclassification adjustment	—	—	—	—	—	—	—

Total comprehensive income							2,893

Cash dividends ($0.62 per share)	—	—	(1,587)	—	—	—	(1,587)
Stock options exercised	1	68	—	—	—	—	69
Shares released by ESOP trust	—	57	—	—	82		139
Stock compensation expense	—	—	—	—	1	—	1
Purchase of 14,656 treasury shares	—	—	—	—	—	(272)	(272)

Balances at December 31, 2005	29	19,403	28,989	(766)	(248)	(5,450)	41,957
COMPREHENSIVE INCOME
Net income	—	—	3,708	—	—	—	3,708
Other comprehensive income:
Change in unrealized gain on securities available for sale, net of deferred income tax expense of $105	—	—	—	185	—	—	185
Less: Reclassification adjustment	—	—	—	—	—	—	—

Total comprehensive income							3,893

10% stock dividend	2	4,118	(4,081)	—	(39)	—	—
Cash dividends ($0.68 per share)	—	—	(1,833)	—	—	—	(1,833)
Stock options exercised	—	25	—	—	—	—	25
Shares released by ESOP trust	—	69	—	—	82	—	151
Stock compensation expense	—	32	—	—	2	—	34
Purchase of 7,483 treasury shares	—	—	—	—	—	(138)	(138)

Balances at December 31, 2006	$31	$23,647	$26,783	$(581)	$(203)	$(5,588)	44,089

FIRST CAPITAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY - CONTINUED

YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

(In thousands, except share and per share data)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Unearned Stock Compensation and ESOP	Treasury Stock	Total
Balances at December 31, 2006	$31	$23,647	$26,783	$(581)	$(203)	$(5,588)	$44,089
COMPREHENSIVE INCOME
Net income	—	—	3,412	—	—	—	3,412
Other comprehensive income:
Change in unrealized gain on securities available for sale, net of deferred income tax expense of $308	—	—	—	528	—	—	528
Less: Reclassification adjustment	—	—	—	—	—	—	—

Total comprehensive income							3,940

Cash dividends ($0.68 per share)	—	—	(1,911)	—	—	—	(1,911)
Stock options exercised	—	125	—	—	—	—	125
Shares released by ESOP trust	—	59	—	—	82		141
Stock compensation expense	—	32	—	—	—	—	32
Purchase of 39,043 treasury shares	—	—	—	—	—	(680)	(680)

Balances at December 31, 2007	$31	$23,863	$28,284	$(53)	$(121)	$(6,268)	$45,736

FIRST CAPITAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

(Dollars in thousands)	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$3,412	$3,708	$3,688
Adjustments to reconcile net income to net cash and cash equivalents provided by operating activities:
Amortization of premium and accretion of discount on securities, net	16	30	137
Depreciation and amortization expense	755	751	821
Deferred income taxes	(63)	(159)	182
ESOP and stock compensation expense	173	185	155
Increase in cash value of life insurance	(149)	(41)	(40)
Provision for loan losses	558	810	563
Proceeds from sale of mortgage loans	29,183	22,580	16,114
Mortgage loans originated for sale	(26,718)	(24,456)	(15,390)
Net gain on sale of mortgage loans	(448)	(399)	(215)
Stock dividends on Federal Home Loan Bank stock	—	—	(78)
Increase in accrued interest receivable	(52)	(35)	(358)
Increase in accrued interest payable	39	365	212
Net change in other assets/liabilities	(436)	334	(218)

Net Cash Provided By Operating Activities	6,270	3,673	5,573

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of securities available for sale	(14,158)	(9,097)	(23,639)
Proceeds from maturities of securities available for sale	9,208	9,732	6,523
Proceeds from maturities of securities held to maturity	48	35	25
Principal collected on mortgage-backed obligations	4,160	4,025	5,221
Investment in cash surrender value of life insurance	(3,625)	—	—
Net increase in loans receivable	(2,225)	(12,669)	(7,083)
Proceeds from sale of Federal Home Loan Bank stock	—	195	—
Proceeds from sale of foreclosed real estate	887	545	846
Purchase of premises and equipment	(2,070)	(615)	(139)

Net Cash Used In Investing Activities	(7,775)	(7,849)	(18,246)

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase (decrease) in deposits	(2,992)	13,879	802
Advances from Federal Home Loan Bank	46,000	32,450	30,000
Repayment of advances from Federal Home Loan Bank	(44,767)	(38,936)	(29,152)
Net increase (decrease) in retail repurchase agreements	(3,666)	8,524	10,069
Exercise of stock options	108	25	61
Purchase of treasury stock	(680)	(138)	(271)
Dividends paid	(1,911)	(1,833)	(1,588)

Net Cash Provided By (Used In) Financing Activities	(7,908)	13,971	9,921

Net Increase (Decrease) in Cash and Cash Equivalents	(9,413)	9,795	(2,752)
Cash and cash equivalents at Beginning of Year	24,468	14,673	17,425

Cash and Cash Equivalents at End of Year	$15,055	$24,468	$14,673

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

First Capital, Inc. (the Company) is the thrift holding company of First Harrison Bank (the Bank), a wholly-owned subsidiary. The Bank is a federally-chartered savings bank which provides a variety of banking services to individuals and business customers through twelve locations in southern Indiana. The Bank’s primary source of revenue is real estate mortgage loans. The Bank originates mortgage loans for sale in the secondary market and also serves as a broker. On December 28, 2006, the Bank sold its property and casualty insurance business, but the Bank continues to sell non-deposit investment products through a financial services division. The Bank also has three wholly-owned subsidiaries that manage a portion of its investment securities portfolio. First Harrison Investments, Inc. and First Harrison Holdings, Inc. are Nevada corporations that jointly own First Harrison, LLC, a Nevada limited liability corporation that holds and manages an investment securities portfolio.

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

Commitments to originate mortgage loans held for sale are considered derivative financial instruments to be accounted for at fair value. The Bank’s mortgage loan commitments subject to derivative accounting are fixed-rate mortgage loan commitments at market rates when initiated. At December 31, 2007, the Bank had commitments to originate $1.4 million in fixed-rate mortgage loans intended for sale in the secondary market after the loans are closed. Fair value is estimated based on fees that would be charged on commitments with similar terms.

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

Recent Accounting Pronouncements

The following are summaries of recently issued accounting pronouncements that impact the accounting and reporting practices of the Company:

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, which clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with SFAS 109, Accounting for Income Taxes. The Interpretation prescribes a more-likely-than-not recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The provisions of the Interpretation are effective for fiscal years beginning after December 15, 2006. The provisions of the Interpretation are effective for fiscal years beginning after December 15, 2006 and the cumulative effect of applying the provisions of this Interpretation are recognized as an adjustment to the beginning balance of retained earnings. The Company adopted the Interpretation on January 1, 2007 as required. The Company and its subsidiaries file a consolidated federal income tax return and the Company and Bank file a combined unitary return in the state of Indiana. The Company’s federal income tax returns have not been examined in the past five years and the 2004, 2005 and 2006 tax years are subject to federal examination. The Company’s Indiana state income tax returns for the years 2003, 2004 and 2005 were examined, with no changes made. The only tax year subject to state examination is 2006. The Company has no unrecognized tax benefits and does not anticipate any increase in unrecognized tax benefits during 2007 relative to any tax positions taken after January 1, 2007. The Company believes that its income tax filing positions and deductions would be sustained upon examination and does not anticipate any adjustments that would result in a material change to its financial position or results of operations. Therefore, no reserves for uncertain income tax positions have been recorded nor did the Company record a cumulative effect adjustment related to the adoption of Interpretation No. 48.

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(1 - continued)

In September 2006, FASB issued SFAS 157, Fair Value Measurements. The statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The statement does not require any new fair value measurements under existing accounting pronouncements. The definition of fair value retains the exchange price notion found in earlier definitions of fair value and clarifies that the exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the market in which the reporting entity would transact the sell or transfer. The statement further emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, the statement provides that fair value measurement should be determined based on the assumptions that market participants would use in pricing the assets or liability. The statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years with earlier implementation permitted. FASB has deferred the effective date in SFAS 157 for one year for certain nonfinancial assets and nonfinancial liabilities, except those that are recognized and disclosed in the financial statements on a recurring annual basis. The application of this statement is not expected to have a material impact on the Company’s financial condition or results of operations.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The statement also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. This statement is effective as of the beginning of fiscal years beginning after November 15, 2007. Accordingly, the Company will adopt SFAS No. 159 on January 1, 2008. At the effective date, an entity may elect the fair value option for eligible items that exist at that date. The entity shall report the effect of the first remeasurement to fair value as a cumulative effect adjustment to the opening balance of retained earnings. The Company is currently evaluating the potential impact this statement may have on the Company’s financial position and results of operations, but does not believe the impact of adoption will be material.

(2)	RESTRICTION ON CASH AND DUE FROM BANKS

The Bank is required to maintain reserve balances on hand and with the Federal Reserve Bank which are noninterest bearing and unavailable for investment. The average amount of those reserve balances for the years ended December 31, 2007 and 2006 were approximately $2.1 million and $5.7 million, respectively.

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(3)	INVESTMENT SECURITIES

Debt and equity securities have been classified in the balance sheets according to management’s intent. Investment securities at December 31, 2007 and 2006 are summarized as follows:

(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2007:
Securities available for sale:
Federal agency and corporate mortgage-backed securities	$24,356	$119	$132	$24,343
Other debt securities:
Federal agency notes or bonds	25,421	30	131	25,320
Municipal	21,736	121	58	21,799

Subtotal, debt securities	71,513	270	321	71,462

Mutual funds	1,559	—	30	1,529

Total securities available for sale	$73,072	$270	$351	$72,991

Securities held to maturity:
Federal agency mortgage-backed securities	$42	$—	$1	$41
Other debt securities:
Municipal	1,008	90	—	1,098

Total securities held to maturity	$1,050	$90	$1	$1,139

December 31, 2006:
Securities available for sale:
Federal agency and corporate mortgage-backed securities	$20,045	$9	$391	$19,663
Other debt securities:
Federal agency notes or bonds	32,936	—	504	32,432
Municipal	17,821	100	109	17,812

Subtotal, debt securities	70,802	109	1,004	69,907

Mutual funds	1,478	—	23	1,455

Total securities available for sale	$72,280	$109	$1,027	$71,362

Securities held to maturity:
Federal agency mortgage-backed securities	$62	$—	$2	$60
Other debt securities:
Municipal	1,056	98	—	1,154

Total securities held to maturity	$1,118	$98	$2	$1,214

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(3 - continued)

The amortized cost and fair value of debt securities as of December 31, 2007, by contractual maturity, are shown below. Expected maturities of mortgage-backed securities may differ from contractual maturities because the mortgages underlying the obligations may be prepaid without penalty.

	Securities Available for Sale		Securities Held to Maturity
(In thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$12,385	$12,325	$43	$44
Due after one year through five years	20,441	20,451	144	150
Due after five years through ten years	4,191	4,225	216	236
Due after ten years	10,140	10,118	605	668

	47,157	47,119	1,008	1,098
Mortgage-backed securities	24,356	24,343	42	41

	$71,513	$71,462	$1,050	$1,139

Investment securities with a carrying amount of $500,000 were pledged to secure public deposits at December 31, 2007. Also see notes 9 and 10 regarding investment securities pledged for other purposes.

Information pertaining to securities with gross unrealized losses at December 31, 2007, aggregated by investment category and the length of time that individual securities have been in a continuous loss position, follows:

(Dollars in thousands)	Number of Investment Positions	Fair Value	Gross Unrealized Losses

Securities available for sale:
Continuous loss position less than twelve months:
Federal agency and corporate mortgage-backed securities	3	$1,647	$4
Federal agency notes or bonds	9	6,483	11
Municipal obligations	14	5,122	33
Mutual fund	1	1,238	1

Total less than twelve months	27	14,490	49

Continuous loss position more than twelve months:
Federal agency and corporate mortgage-backed securities	25	9,777	128
Federal agency notes or bonds	20	16,314	119
Municipal obligations	14	4,182	26
Mutual fund	1	291	29

Total more than twelve months	60	30,564	302

Total securities available for sale	87	$45,054	$351

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(3 - continued)

(Dollars in thousands)	Number Of Investment Positions	Fair Value	Gross Unrealized Losses
Securities held to maturity:
Continuous loss position more than twelve months:
Federal agency mortgage-backed securities	2	$37	$1

At December 31, 2007, the 85 debt securities in the available for sale classification in a loss position had depreciated approximately 1% from the amortized cost basis. All of the debt securities in a loss position at December 31, 2007 were backed by federal or state governments or secured by mortgage loans. These unrealized losses related principally to current interest rates for similar types of securities. In analyzing an issuer’s financial condition, management considers whether the securities are issued by the federal government, its agencies or other governments, whether downgrades by bond rating agencies have occurred, and the results of reviews of the issuer’s financial condition. As management has the ability to hold debt securities until maturity, or for the foreseeable future if classified as available for sale, no declines are deemed to be other-than-temporary.

(4)	LOANS

Loans at December 31, 2007 and 2006 consisted of the following:

(In thousands)	2007	2006
Real estate mortgage loans:
Residential	$161,554	$173,806
Land	12,032	12,581
Residential construction	12,963	17,435
Commercial real estate	58,606	47,756
Commercial real estate construction	6,272	764
Commercial business loans	24,210	24,730
Consumer loans:
Home equity and second mortgage loans	41,035	39,483
Automobile loans	15,645	15,637
Loans secured by savings accounts	2,406	2,263
Unsecured loans	2,848	2,895
Other consumer loans	5,349	4,406

Gross loans	342,920	341,756

Less:
Deferred loan origination fees, net	(205)	(168)
Undisbursed portion of loans in process	6,430	6,029
Allowance for loan losses	2,232	2,320

Loans, net	$334,463	$333,575

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(4 - continued)

At December 31, 2007, residential mortgage loans secured by one-to-four family residential properties without private mortgage insurance or government guarantee and with loan-to-value ratios exceeding 90% amounted to approximately $4.7 million.

Mortgage loans serviced for the benefit of others amounted to $552,000 and $798,000 at December 31, 2007 and 2006, respectively.

An analysis of the allowance for loan losses is as follows:

(In thousands)	2007	2006	2005
Beginning balances	$2,320	$2,104	$2,478
Provision for loan losses	558	810	563
Recoveries	136	110	124
Loans charged-off	(782)	(704)	(1,061)

Ending balances	$2,232	$2,320	$2,104

At December 31, 2007 and 2006, the total recorded investment in loans on nonaccrual amounted to approximately $4.9 million and $3.2 million, respectively. The total recorded investment in loans past due ninety days or more and still accruing interest amounted to approximately $816,000 and $1.1 million at December 31, 2007 and 2006, respectively. Information about impaired loans and the related allowance for loan losses is presented below.

(In thousands)	2007	2006	2005
At end of year:
Impaired loans with related allowance	$2,678	$1,657	$784
Impaired loans with no allowance	3,017	2,713	2,415

Total	$5,695	$4,370	$3,199

Allowance related to impaired loans	$555	$516	$290
Average balance of impaired loans during the year	5,184	3,678	2,906
Interest income recognized in the statements of income during the periods of impairment	65	91	81
Interest income recognized during the periods of impairment – cash method	281	132	99

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(4 - continued)

The Bank has entered into loan transactions with certain directors, officers and their affiliates (i.e., related parties). In the opinion of management, such indebtedness was incurred in the ordinary course of business on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with unrelated persons.

The following table represents the aggregate activity for related party loans during the year ended December 31, 2007:

(In thousands)
Beginning balance	$2,964
New loans	1,745
Payments	(2,957)

Ending balance	$1,752

The Bank has purchased commercial paper from a corporation where a director is considered a related party. In the opinion of management, these transactions were made in the ordinary course of business on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with unrelated parties. During the year ended December 31, 2007, the Bank purchased approximately $1.1 million of loans to customers of the corporation and the aggregate outstanding balance of all loans purchased from the corporation was approximately $1.9 million at both December 31, 2007 and 2006.

(5)	PREMISES AND EQUIPMENT

Premises and equipment as of December 31 consisted of the following:

(In thousands)	2007	2006
Land and land improvements	$3,190	$2,530
Leasehold improvements	159	159
Office buildings	8,367	7,485
Furniture, fixtures and equipment	4,224	4,025

	15,940	14,199
Less accumulated depreciation	5,328	4,975

Totals	$10,612	$9,224

Depreciation expense was $682,000, $678,000 and $748,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(6)	FORECLOSED REAL ESTATE

At December 31, 2007 and 2006, the Bank had foreclosed real estate held for sale of $833,000 and $941,000, respectively. During the years ended December 31, 2007, 2006 and 2005, foreclosure losses in the amount of $241,000, $102,000 and $235,000, respectively, were charged off to the allowance for loan losses. Losses on subsequent write downs of foreclosed real estate of $35,000 for 2007 are aggregated with realized gains and losses from the sale of foreclosed real estate. No losses on subsequent write downs of foreclosed real estate were recognized in 2006 and 2005. The net gain or loss on foreclosed real estate is reported in other noninterest income or noninterest expense. Real estate taxes and other expenses of holding foreclosed real estate are included in other noninterest expenses and amounted to $131,000, $93,000 and $61,000 in 2007, 2006 and 2005, respectively.

(7)	GOODWILL AND OTHER INTANGIBLES

The Company acquired goodwill in the acquisition of Hometown Bancshares, Inc. during 2003. Goodwill is evaluated for impairment at least annually or more frequently upon the occurrence of an event or when circumstances indicate that the carrying amount is greater than its fair value. No impairment of goodwill was recognized during 2007, 2006 or 2005.

The following is a summary of other intangible assets subject to amortization as of December 31, 2007 and 2006:

(In thousands)	2007	2006
Core deposit intangibles:
Acquired in branch acquisition	$181	$181
Acquired in Hometown merger	566	566

Gross carrying amount	747	747
Accumulated amortization	(430)	(357)

	$317	$390

Amortization expense was $73,000, $73,000 and $73,000 for each year during the three year period ended December 31, 2007. Estimated amortization expense for each of the ensuing five years is as follows:

Year ending December 31:	(In thousands)
2008	$73
2009	73
2010	73
2011	66
2012	32

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(8)	DEPOSITS

The aggregate amount of time deposit accounts with balances of $100,000 or more was approximately $49.2 million and $50.4 million at December 31, 2007 and 2006, respectively. Deposit account balances in excess of $100,000 are not federally insured.

At December 31, 2007, scheduled maturities of time deposits were as follows:

Year ending December 31:	(In thousands)
2008	$111,697
2009	31,887
2010	16,063
2011	1,849
2012 and thereafter	5,285

Total	$166,781

The Bank held deposits of approximately $5.5 million and $6.1 million for related parties at December 31, 2007 and 2006, respectively.

(9)	RETAIL REPURCHASE AGREEMENTS

Retail repurchase agreements represent overnight borrowings from deposit customers and the debt securities sold under the repurchase agreements are under the control of the Bank. Information concerning borrowings under repurchase agreements is summarized as follows:

(Dollars in thousands)	2007	2006	2005
Weighted average interest rate during the year	4.81%	5.00%	3.42%
Average daily balance	$13,137	$16,821	$7,986
Maximum month-end balance during the year	$18,071	$24,346	$13,276

Debt securities underlying the agreements at December 31:
Amortized cost	$22,584	$26,567	$16,964
Fair value	$22,491	$25,118	$16,952

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(10)	ADVANCES FROM FEDERAL HOME LOAN BANK

At December 31, 2007 and 2006, advances from the Federal Home Loan Bank were as follows:

	2007		2006
(Dollars in thousands)	Weighted Average Rate	Amount	Weighted Average Rate	Amount
Fixed rate advances	4.73%	$60,694	4.88%	$59,461

At December 31, 2007, advances from the Federal Home Loan Bank totaling $23.0 million carried a put option whereby the Federal Home Loan Bank will automatically convert the fixed rate advance to a variable rate should the market interest rate exceed a pre-determined strike rate.

The following is a schedule of maturities for advances outstanding as of December 31, 2007:

(In thousands)
Due in:
2008	$12,864
2009	15,054
2010	17,047
2011	3,379
2012	7,250
Thereafter	5,100

Total	$60,694

The advances are secured under a blanket collateral agreement. At December 31, 2007, the carrying value of residential mortgage loans and investment securities pledged as security for the advances was $126.7 million and $1.2 million, respectively.

(11)	LEASE COMMITMENTS

During 2005, the Bank extended a noncancelable lease agreement for branch office space which expires in 2010. The Bank also has a noncancelable sub-lease agreement for branch office space which expires in 2010.

The subsidiary companies headquartered in Nevada lease office space under sublease agreements that automatically renew for one year periods each October.

The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2007 for each of the next five years and in the aggregate:

Year ending December 31:	(In thousands)
2008	$39
2009	39
2009	28

Total minimum payments required	$106

Total rental expense for all operating leases for the years ended December 31, 2007, 2006 and 2005 amounted to $49,000, $49,000 and $44,000, respectively.

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(12)	INCOME TAXES

The components of income tax expense were as follows:

(In thousands)	2007	2006	2005
Current	$1,654	$2,031	$1,725
Tax benefit allocated to additional paid-in capital related to exercise of options	—	—	7
Deferred	(63)	(159)	182

Totals	$1,591	$1,872	$1,914

Significant components of the deferred tax assets and liabilities as of December 31, 2007 and 2006 were as follows:

(In thousands)	2007	2006
Deferred tax assets (liabilities):
Depreciation	$(437)	$(505)
Deferred loan fees and costs	(120)	(113)
Deferred compensation plans	170	175
Federal Home Loan Bank stock dividends	(127)	(127)
Allowance for loan losses	876	910
Unrealized gain on securities available for sale	28	336
Acquisition purchase accounting adjustments	(106)	(132)
Other	47	32

Net deferred tax asset	$331	$576

The reconciliation of income tax expense with the amount which would have been provided at the federal statutory rate of 34% follows:

(In thousands)	2007	2006	2005
Provision at federal statutory tax rate	$1,701	$1,897	$1,905
State income tax-net of federal tax benefit	184	233	245
Tax-exempt interest income	(265)	(266)	(199)
Increase in cash value of life insurance	(51)	(14)	(13)
Other	22	22	(24)

Totals	$1,591	$1,872	$1,914

Effective tax rate	31.8%	33.5%	34.2%

Prior to July 1, 1996, the Bank was permitted by the Internal Revenue Code to deduct from taxable income an annual addition to a statutory bad debt reserve subject to certain limitations. Retained earnings at December 31, 2007 includes approximately $1.0 million of cumulative deductions for which no deferred federal income tax liability has been recorded. Reduction of these reserves for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes subject to the then current corporate income tax rate. The unrecorded deferred liability on these amounts was approximately $354,000 at December 31, 2007.

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

Defined Contribution Plan:

The Bank has a qualified contributory defined contribution plan available to all eligible employees. The plan allows participating employees to make tax-deferred contributions under Internal Revenue Code Section 401(k). The Bank contributed $214,000, $195,000 and $188,000 to the plan for the years ended December 31, 2007, 2006 and 2005, respectively.

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

Compensation expense is recognized based on the average fair value of shares released for allocation to participant accounts during the year with a corresponding credit to stockholders’ equity. Compensation expense recognized for the years ended December 31, 2007, 2006 and 2005 amounted to $142,000, $151,000 and $153,000, respectively.

Company common stock held by the ESOP trust at December 31 was as follows, as restated for the stock dividend declared on June 19, 2006 (see Note 19):

(Dollars in thousands)	2007	2006
Allocated shares	50,176	44,030
Unearned shares	10,661	18,861

Total ESOP shares	60,837	62,891

Fair value of unearned shares	$176	$350

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(14)	DEFERRED COMPENSATION PLANS

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

Assuming normal retirement, the benefits under the plan are paid in varying amounts between 1999 and 2022. The Bank is the owner and beneficiary of insurance policies on the lives of these officers which may provide funds for a portion of the required payments. The agreements also provide for payment of benefits in the event of disability, early retirement, termination of employment or death. Deferred compensation expense for this plan was $32,000, $36,000 and $36,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

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

Assuming normal retirement, the benefits under the plan are paid in varying amounts between 1995 and 2037. The agreements also provide for payment of benefits in the event of disability, early retirement, termination of service or death. Deferred compensation expense for this plan was $15,000, $14,000 and $13,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

(15)	STOCK-BASED COMPENSATION PLANS

At December 31, 2007, the Company has two stock-based compensation plans, which are described below. The compensation cost that has been charged against income for those plans was $32,000, $34,000 and $1,000 for 2007, 2006 and 2005, respectively. The total income tax benefit for stock options exercised was $17,000 and $7,000 for 2007 and 2005, respectively. No income tax benefit was realized in 2006 for stock options exercised.

Stock Option Plan

The Company’s stock option plan provides for issuance of up to 209,192 shares of the Company’s authorized but unissued common stock to all employees, including any officer or employee-director. Under the plan, the Company may grant both non-qualified and qualified (i.e., incentive) stock options. In the case of incentive stock options, the aggregate fair value of the stock (determined at the time the incentive stock option is granted) for which any optionee may be granted incentive options which are first exercisable during any calendar year shall not exceed $100,000. Option prices may not be less than the fair market value of the underlying stock at the date of the grant.

Options granted generally vest ratably over five years and are exercisable in whole or in part for a period up to ten years from the date of the grant. Certain stock options provide for accelerated vesting if there is a change in control (as defined in the plan).

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(15 - continued)

The fair market value of stock options granted was determined at the date of grant using the Black-Scholes-Merton option pricing model. Expected volatilities are based on historical volatility of the Company’s stock. The expected term of options granted represents the period of time that options are expected to be outstanding and is based on historical trends. The risk free rate for the expected life of the options is based on the U.S. Treasury yield curve in effect at the time of grant. The following assumptions were used for grants during the year ended December 31, 2005. No options were granted during the years ended December 31, 2007 and 2006.

2005
Expected dividend yields	3.30%
Risk-free interest rate	3.72%
Expected volatility	10.01%
Expected life of options	7 years

A summary of option activity under the plan as of December 31, 2007, and changes during the year then ended is presented below:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
(Dollars in thousands except per share data)
Outstanding at beginning of year	106,152	$14.70
Granted	—	—
Exercised	11,858	$9.10
Forfeited or expired	3,685	$20.91

Outstanding at end of year	90,609	$15.18	4.1	$307

Exercisable at end of year	73,658	$13.89	3.5	$307

The weighted average grant-date fair value of options granted during 2005 was $1.75. No options were granted during 2007 or 2006. The total intrinsic value of options exercised during the years ended December 31, 2007, 2006 and 2005, was $91,000, $28,000 and $53,000, respectively.

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

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(15 - continued)

The Company recognized compensation expense of $32,000 for the year ended December 31, 2007 related to the stock option plan as expense is recognized ratably over the five-year vesting period of the options. At December 31, 2007, there was $46,000 of unrecognized compensation expense related to nonvested stock options, which will be recognized over the remaining vesting period.

The following table illustrates the effect on net income and earnings per share as if the Company had applied the fair value recognition provisions of SFAS No. 123R to stock-based employee compensation in 2005.

(In thousands, except per share data)	Year Ended December 31, 2005
Net income, as reported	$3,688
Deduct: Total stock-based employee determined under fair value based method for all awards, net of related tax effects	(19)

Pro forma net income	$3,669

Earnings per share:
Basic – as reported	$1.31
Basic pro forma	$1.30
Diluted – as reported	$1.29
Diluted – pro forma	$1.29

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

A summary of the status of the Company’s nonvested restricted shares as of December 31, 2007, and changes during the year ended December 31, 2007, is presented below:

	Number of Shares	Weighted Average Grant-Date Fair Value
Nonvested at beginning of year	110	$14.25
Granted	—	—
Vested	110	$14.25
Forfeited	—	—

Nonvested at end of year	—	$—

The total fair value of shares vested during the years ended December 31, 2007, 2006 and 2005, was $2,000, $2,000 and $124,000, respectively.

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(16)	COMMITMENTS AND CONTINGENCIES

In the normal course of business, there are outstanding various commitments and contingent liabilities, such as commitments to extend credit and legal claims, which are not reflected in the financial statements.

Commitments under outstanding standby letters of credit totaled $2.0 million at December 31, 2007.

The following is a summary of the commitments to extend credit at December 31, 2007 and 2006:

(In thousands)	2007	2006
Loan commitments:
Fixed rate	$7,372	$9,774
Adjustable rate	2,449	3,169
Unused lines of credit on credit cards	2,308	2,340
Undisbursed commercial and personal lines of credit	14,822	20,206
Undisbursed portion of construction loans in process	6,431	6,029
Undisbursed portion of home equity lines of credit	17,877	18,345

Total commitments to extend credit	$51,259	$59,863

At December 31, 2006, the Company had two commitments totaling approximately $633,000 to acquire land for future branch sites. Both transactions were consummated in 2007.

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

The Bank has not been required to perform on any financial guarantees and did not incur any losses on its commitments during the years ended December 31, 2007, 2006 and 2005.

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

The payment of dividends by the Bank is subject to regulation by the Office of Thrift Supervision (OTS). The Bank may not declare or pay a cash dividend or repurchase any of its capital stock if the effect thereof would cause the regulatory capital of the Bank to be reduced below regulatory capital requirements imposed by the OTS or below the amount of the liquidation account established upon completion of the conversion of the Bank’s former mutual holding company (First Capital, Inc., MHC) from mutual to stock form on December 31, 1998.

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

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total risk-based capital and Tier I capital to risk-weighted assets (as defined in the regulations) Tier I capital to adjusted total assets (as defined) and tangible capital to adjusted total assets (as defined). Management believes, as of December 31, 2007, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2007, the most recent notification from the OTS categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the institution’s categories.

The actual capital amounts and ratios are also presented in the table. No amounts were deducted from capital for interest-rate risk in either year.

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(20 - continued)

	Actual		Minimum For Capital Adequacy Purposes:		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions:
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2007:

Total capital (to risk weighted assets)	$38,562	13.20%	$23,363	8.00%	$29,203	10.00%

Tier I capital (to risk weighted assets)	$36,885	12.63%	N/A		$17,522	6.00%

Tier I capital (to adjusted total assets)	$36,885	8.25%	$17,894	4.00%	$22,367	5.00%

Tangible capital (to adjusted total assets)	$36,885	8.25%	$6,710	1.50%	N/A

As of December 31, 2006:

Total capital (to risk weighted assets)	$37,578	13.15%	$22,862	8.00%	$28,577	10.00%

Tier I capital (to risk weighted assets)	$35,922	12.57%	N/A		$17,146	6.00%

Tier I capital (to adjusted total assets)	$35,922	7.95%	$18,082	4.00%	$22,602	5.00%

Tangible capital (to adjusted total assets)	$35,922	7.95%	$6,781	1.50%	N/A

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(21)	DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table summarizes the carrying value and estimated fair value of financial instruments at December 31, 2007 and 2006:

	2007		2006
	Carrying Value	Fair Value	Carrying Value	Fair Value
(In thousands)
Financial assets:
Cash and cash equivalents	$15,055	$15,055	$24,468	$24,468
Securities available for sale	72,991	72,991	71,362	71,362
Securities held to maturity	1,050	1,139	1,118	1,214
Loans held for sale	258	258	2,275	2,275

Loans, net of allowance for loan losses	334,463	326,274	333,575	321,902

Federal Home Loan Bank stock	3,551	3,551	3,551	3,551
Accrued interest receivable	2,549	2,549	2,497	2,497

Financial liabilities:
Deposits	328,151	332,786	331,143	333,289
Retail repurchase agreements	15,562	15,562	19,228	19,228
Advances from Federal Home Loan Bank	60,694	61,894	59,461	59,106
Accrued interest payable	1,902	1,902	1,863	1,863

Off-balance-sheet financial instruments:
Asset related to commitments to extend credit	—	18	—	61

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

Condensed financial information for First Capital, Inc. (parent company only) follows:

Balance Sheets

(In thousands)

	As of December 31,
	2007	2006
Assets:
Cash and interest bearing deposits	$3,010	$2,809
Other assets	198	160
Investment in subsidiaries	42,538	41,123

	$45,746	$44,092

Liabilities and Equity:
Accrued Expenses	$9	$4
Stockholders’ equity	45,737	44,088

	$45,746	$44,092

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(22 - continued)

Statements of Income

(In thousands)

	Years Ended December 31,
	2007	2006	2005
Interest income	$15	$14	$13
Dividend income	2,813	2,516	2,006
Other operating expenses	(452)	(402)	(332)

Income before income taxes and equity in undistributed net income of subsidiaries	2,376	2,128	1,687
Income tax credit	149	125	146

Income before equity in undistributed net income of subsidiaries	2,525	2,253	1,833
Equity in undistributed net income of subsidiaries	887	1,455	1,855

Net income	$3,412	$3,708	$3,688

Statements of Cash Flows

(In thousands)

	Years Ended December 31,
	2007	2006	2005
Operating Activities:
Net income	$3,412	$3,708	$3,688
Adjustments to reconcile net income to cash provided by operating activities:
Equity in undistributed net income of subsidiaries	(887)	(1,455)	(1,855)
ESOP and stock compensation expense	173	185	155
Net change in other assets and liabilities	(14)	39	11

Net cash provided by operating activities	2,684	2,477	1,999

Financing Activities:
Exercise of stock options	108	25	61
Purchase of treasury stock	(680)	(138)	(272)
Cash dividends paid	(1,911)	(1,833)	(1,588)

Net cash used in financing activities	(2,483)	(1,946)	(1,799)

Net increase in cash	201	531	200
Cash at beginning of year	2,809	2,278	2,078

Cash at end of year	$3,010	$2,809	$2,278

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(23)	SUPPLEMENTAL DISCLOSURE FOR EARNINGS PER SHARE

(As restated for stock dividend declared on June 19, 2006)

	Years Ended December 31,
(In thousands, except for share and per share data)	2007	2006	2005
Basic:
Earnings:
Net income	$3,412	$3,708	$3,688

Shares:
Weighted average common shares outstanding	2,814,691	2,823,372	2,821,772

Net income per common share, basic	$1.21	$1.31	$1.31

Diluted:
Earnings:
Net income	$3,412	$3,708	$3,688

Shares:
Weighted average common shares outstanding	2,814,691	2,823,372	2,821,772
Add: Dilutive effect of outstanding options	21,902	24,779	26,642
Dilutive effect of restricted stock	8	78	226

Weighted average common shares outstanding, as adjusted	2,836,601	2,848,229	2,848,640

Net income per common share, diluted	$1.20	$1.30	$1.29

Unearned ESOP shares are not considered as outstanding for purposes of computing weighted average common shares outstanding.

(24)	SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

	Years Ended December 31,
(In thousands)	2007	2006	2005
Cash payments for:
Interest	$13,660	$12,376	$10,131
Income taxes	1,873	1,995	1,852
Noncash investing activities:
Transfers from loans to real estate acquired through foreclosure	$1,074	$917	$1,348
Proceeds from sales of foreclosed real estate financed through loans	69	49	85

FIRST CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

(25)	SELECTED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except per share data)
2007
Interest income	$6,764	$6,747	$6,789	$6,785
Interest expense	3,445	3,398	3,456	3,400

Net interest income	3,319	3,349	3,333	3,385
Provision for loan losses	225	35	118	180

Net interest income after provision for loan losses	3,094	3,314	3,215	3,205
Noninterest income	814	908	899	903
Noninterest expenses	2,802	2,933	2,812	2,802

Income before income taxes	1,106	1,289	1,302	1,306
Income tax expense	357	420	409	405

Net income	$749	$869	$893	$901

Net income per common share, basic	$0.27	$0.31	$0.32	$0.31

Net income per common share, diluted	$0.26	$0.31	$0.32	$0.31

2006
Interest income	$6,291	$6,494	$6,635	$6,791
Interest expense	2,863	3,023	3,351	3,504

Net interest income	3,428	3,471	3,284	3,287
Provision for loan losses	170	200	215	225

Net interest income after provision for loan losses	3,258	3,271	3,069	3,062
Noninterest income	737	809	830	1,054
Noninterest expenses	2,583	2,677	2,645	2,605

Income before income taxes	1,412	1,403	1,254	1,511
Income tax expense	478	467	402	525

Net income	$934	$936	$852	$986

Net income per common share, basic	$0.33	$0.33	$0.30	$0.35

Net income per common share, diluted	$0.33	$0.33	$0.30	$0.34

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

Kathryn W. Ernstberger Professor of Business Administration at Indiana University Southeast

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

Executive Officers
William W. Harrod President and Chief Executive Officer of First Capital, Inc. and Chief Operating Officer of First Harrison Bank

Samuel E. Uhl President and Chief Executive Officer of First Harrison Bank and Chief Operating Officer of First Capital, Inc.

M. Chris Frederick Senior Vice President, Chief Financial Officer and Treasurer

Dennis L. Thomas Senior Vice President, Lending Processing and Servicing

Joel E. Voyles Senior Vice President, Retail Banking Operations and Corporate Secretary

CORPORATE INFORMATION

General Counsel	Independent Registered Public Accounting Firm

Simpson, Thompson & Colin, LLC	Monroe Shine & Co., Inc.
303 N. Capitol Avenue	222 East Market Street
Corydon, Indiana 47112	New Albany, Indiana 47150

Special Counsel	Transfer Agent

Muldoon Murphy & Aguggia LLP	Registrar and Transfer Company
5101 Wisconsin Ave., N.W.	10 Commerce Drive
Washington, D.C. 20016	Cranford, New Jersey 07016
1-800-368-5948

Common Shares and Dividend Information

The common shares of the Company are traded on the NASDAQ Capital Market under the symbol “FCAP.” As of December 31, 2007, the Company had 1,311 stockholders of record and 3,125,563 common shares outstanding. This does not reflect the number of persons whose shares are in nominee or “street” name accounts through brokers.

The following table lists quarterly market price and dividend information per common share for the years ended December 31, 2007 and 2006 as reported by NASDAQ and as restated for the 10% stock dividend declared on June 19, 2006.

	High Sale	Low Sale	Dividends	Market price end of period
2007:
First Quarter	$17.15	$15.16	$0.17	$16.50
Second Quarter	18.17	16.04	0.17	16.99
Third Quarter	18.20	17.52	0.17	18.00
Fourth Quarter	18.65	17.57	0.17	17.98

2006:
First Quarter	$18.77	$15.68	$0.17	$18.77
Second Quarter	18.77	15.94	0.17	16.82
Third Quarter	20.65	16.77	0.17	18.75
Fourth Quarter	18.95	18.06	0.17	18.55

Dividend payments by the Company depend primarily on dividends received by the Company from the Bank. See Note 18 to Consolidated Financial Statements for information regarding the dividend restrictions applicable to the Company and the Bank.

Annual Meeting

The Annual Meeting of Stockholders will be held at 12:00 Noon, local time, Wednesday, May 14, 2008, at the main office of the Bank, 220 Federal Drive, N.W., Corydon, Indiana 47112.

General Inquiries and Reports

The Company is required to file an Annual Report on Form 10-K for its fiscal year ended December 31, 2007 with the Securities and Exchange Commission. Copies of this Annual Report and the Company’s annual reports on Form 10-K (without exhibits) and quarterly reports on Form 10-Q (without exhibits) may be obtained without charge by writing:

William W. Harrod

President and CEO

First Capital, Inc.

220 Federal Drive, N.W.

Corydon, Indiana 47112

(812) 738-2198

The Company’s Annual Reports and Quarterly Reports are also available through the Company’s internet website (www.firstharrison.com) and the Securities and Exchange Commission’s internet website (www.sec.gov).